5/23

07023742

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Accor

*CURRENT ADDRESS

PROCESSED

MAY 2 4 2007

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04672 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/23/07

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

Financial Statements				
06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.52
22/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.53
28/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.54
28/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.55
08/09/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.56
29/10/04	9M 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.57
26/01/04	FY 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.58
18/05/05	2004 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.59
18/05/05	Q1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.60
08/09/05	H1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.61
08/09/05	2005 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.62
30/01/06	Q3 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.63
30/01/06	Q4 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.64
08/03/06	2005 Full Year Results	BALO	Decree 67-236 of March 23, 1967, article	1.65

		Press Release	295	
26/04/06	Q1 2006 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.66
20/07/06	H1 2006 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.67
06/09/06	2006 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.68
19/10/06	Q3 2006 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.69
17/01/07	Q4 2006 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.70
07/03/07	2006 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.71
19/04/07	Q1 2007 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.72

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.
18/05/05	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.12
10/04/06	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.13
10/04/07	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.14

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.
18/05/05	Accor's Acquisition of a 28.9% Stake in Club Méditerranée closing	Press Release		IV.12

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29
18/05/05	2004 financial stalements		V.30
18/05/06	2005 Registration Document		V.31
22/09/06	2006 Interim financial statements		V.32
10/05/07	2006 Registration Document		V.33

ACCOR

Press Release
Paris – April 19, 2007

First-Quarter 2007 Revenue Up 8.9%

Accor's consolidated revenue rose 8.9% to €1,887 million in the first three months of 2007. At constant scope of consolidation and exchange rates, the like-for-like increase was 7.6%. This very good start to 2007 confirms the fourth-quarter 2006 growth trend.

The Group's two businesses are benefiting from a favorable business environment, with the Services business enjoying structural growth in demand and the Hotel business lifted by an upturn in the European hospitality industry cycle.

(in € millions)	2006 Adjusted(1)	2007	% change as reported	% change like-for-like(2)
Hotels	**1,234**	**1,346**	**+9.1%**	**+7.2%**
Upscale and Midscale	679	775	+14.2%	+8.5%
Economy	323	355	+9.9%	+8.0%
Economy US	232	216	-6.8%	+2.0%
Services	**179**	**207**	**+15.4%**	**+14.1%**
Other Businesses	320	334	+4.3%	+5.7%
Total	**1,733**	**1,887**	**+8.9%**	**+7.6%**

(1) In accordance with IFRS, all data reported in 2006 have been adjusted to reflect the disposal of Carlson Wagonlit Travel.

(2) At constant scope of consolidation and exchange rates.

Services

Revenue from the Services business increased by 15.4% as reported and 14.1% like-for-like for the first quarter.

In Europe, revenue rose by 16.0% like-for-like. France reported like-for-like revenue growth of 19.8%, led by extensions to the product range, such as gift vouchers (excluding Kadéos) and the CESU services voucher, whose revenue ramped up with issue volume doubling over the period. The other European countries also performed well, with overall revenue growth of 13.7% like-for-like.

Latin America's 10.7% like-for-like growth was driven by solid gains in Argentina (34.8%), Venezuela (28.2%) and Mexico (20.6%). In Brazil, however, revenue contracted by a slight 0.8% like-for-like, reflecting a more difficult competitive environment.

In line with the Group's medium-term objectives, acquisitions accounted for 4.8% of first-quarter revenue growth. In particular, the acquisition of the Kadéos gift vouchers and cards business in France added 2.5%.

The currency effect was a negative 3.1%, mainly due to the appreciation of the euro against Latin American currencies.

Hotels

In the first quarter, Hotel revenue rose by 9.1% as reported. The 7.2% like-for-like increase confirmed the fourth-quarter 2006 upturn in the European hospitality industry cycle. Growth was led by increases in both the average room rate and the occupancy rate. With 70% of its hotel revenue generated in Europe, Accor is very well positioned to take advantage of this upturn.

Business expansion represented 9.6% of revenue growth, with the January 2007 integration of 52 Dorint hotels in Germany accounting for 6.2% of the increase and the impact of the opening of 6,500 rooms during the period for 3.4%.

As part of the Group's real estate management strategy, eight Sofitel in the US were divested under sale-and-management-back agreements, while other hotels were sold either outright or under sale-and-franchise-back agreements. These disposals reduced revenue for the period by 5.5%.

The currency effect was a negative 2.1%, mainly due to the appreciation of the euro against US dollar.

Upscale and Midscale Hotels

First-quarter revenue in the Upscale and Midscale segment increased 8.5% like-for-like.

Revenue rose 7.9% like-for-like in France and 8.8% in the rest of Europe, with gains of 9.7% in the United Kingdom, 7.8% in Germany and 13.5% in the Benelux countries.

Economy Hotels (outside the United States)

In the Economy Hotel segment, revenue rose by 8.0% like-for-like.

The acceleration in like-for-like growth was led by solid increases of 14.3% in the United Kingdom and 14.9% in the Benelux countries, as well as by sustained growth of 4.9% in France and 5.1% in Germany.

US Economy Hotels

At 2.0%, like-for-like revenue growth in the US Economy Hotel segment was again weighed down by unfavorable prior-year comparatives because of the additional business generated by hurricanes in early 2006.

Revenue rose 1.8% at Motel 6 and 2.6% at Red Roof Inn.

*****

Accor the European leader in hotels and tourism, and a global leader in corporate services operates in nearly 100 countries with 170,000 employees It offers to its individual and corporate clients 40 years of expertise in its two core businesses.

- **Hotels**, with the **Sofitel, Novotel, Mercure, Suitehotel, Ibis, All Seasons, Red Roof Inn, Etap Hotel, Formule 1 and Motel 6** brands over 4,100 hotels and 486,000 rooms in 90 countries, as well as strategically related activities, such as **Lenôtre** .
- **Services to corporate clients and public institutions** 23 million people in 35 countries benefit from **Accor Services** products -- meal and food vouchers people care, incentive and loyalty programs

MEDIA CONTACTS

Armelle Volkringer
Vice President, Corporate Communication and External Relations
Tel.: +33 (0)1 45 38 84 85

Arnaud Leblin
Chief Media Relations Officer
Tel.: +33 (0)1 45 38 84 85

INVESTOR CONTACTS

Eliane Rouyer
Senior Vice President, Investor Relations and Financial Communications
Tel.: +33 (0)1 45 38 86 26

Anthony Pallier
Investor Relations
Tel.: +33 (0)1 45 38 86 33

Revenue

In Euros thousand	Quarter 1		Quarter 1	
	2006 Adjusted (1)	2007	Change Reported %	Change L/L % (2)
HOTELS				
Upscale and Midscale	678 568	774 932	14.2%	8.5%
Economy	323 411	355 471	9.9%	8.0%
Economy US	231 601	215 941	-6.8%	2.0%
Total HOTELS	**1 233 580**	**1 346 344**	**9.1%**	**7.2%**
SERVICES	**179 360**	**206 984**	**15.4%**	**14.1%**
Other Businesses				
Casinos	76 980	78 172	1.5%	3.5%
Restauration	141 609	151 766	7.2%	9.1%
On-board train services	59 343	59 704	0.6%	-2.3%
Other	42 338	44 467	5.0%	9.1%
Total other businesses	**320 270**	**334 109**	**4.3%**	**5.7%**
Total	**1 733 210**	**1 887 437**	**8.9%**	**7.6%**

(1) In accordance with IFRS, all data reported in 2006 have been adjusted to reflect the disposal of Carlson Wagonlit Travel.

(2) Based on constant scope of consolidation and exchange rates.

RevPAR by segment

HOTELS : RevPAR by segment at March-end 2007 (YTD)	Occupancy Rate Subsidiaries (reported) (in %)	(chg in pts)	Average room rate Subsidiaries (reported)	(chg in %)	RevPAR Subsidiaries (reported)	(chg in %)	RevPAR Subsidiaries (like-for-like(1))	RevPAR Subsidiaries & managed (reported)
Upscale and Midscale Europe (in €)	60.0%	+3.2	102	+5.5%	61	+11.6%	+10.6%	+13.6%
Economy Europe (in €)	66.6%	+1.6	54	+5.7%	36	+8.2%	+7.3%	+8.5%
Economy US (in $)	61.0%	-0.7	47	+4.0%	28	+2.8%	+2.2%	+2.8%

(1) at comparable scope of consolidation and excahange rates

RevPAR by country

UPSCALE AND MIDSCALE HOTELS RevPAR by country at March-end 2007 (YTD) (in local currency)	Number of rooms	Occupancy Rate Subsidiaries (reported) (in %)	(chg in pts)	Average room rate Subsidiaries (reported)	(chg in %)	RevPAR Subsidiaries (reported)	(chg in %)	RevPAR Subsidiaries (like-for-like(1))	RevPAR Subsidiaries & managed (reported)
France	20 665	58.9%	+3.7	108	+3.8%	64	+10.7%	+9.7%	+11.9%
Germany	21 288	61.3%	+1.5	90	+18.4%	55	+21.3%	+13.5%	+15.0%
Netherlands	4 372	59.9%	+7.3	112	+8.7%	67	+23.9%	+21.9%	+20.2%
Belgium	2 232	61.3%	+3.7	107	+4.0%	66	+10.7%	+10.7%	+14.1%
Spain	2 259	60.5%	+8.7	105	+4.0%	64	+21.5%	+21.5%	+21.7%
Italy	2 934	54.9%	-3.6	108	+0.8%	59	-5.4%	-4.6%	-5.4%
UK (in £)	5 352	74.3%	+3.2	84	+8.8%	62	+11.6%	+9.3%	+10.4%
USA (in $)	601	86.9%	+18.1	181	+0.6%	157	+27.0%	+26.4%	+24.1%

(1) at comparable scope of consolidation and excahange rates.

ECONOMY HOTELS RevPAR by country at March-end 2007 (YTD) (in local currency)	Number of rooms	Occupancy Rate Subsidiaries (reported) (in %)	(chg in pts)	Average room rate Subsidiaries (reported)	(chg in %)	RevPAR Subsidiaries (reported)	(chg in %)	RevPAR Subsidiaries (like-for-like(1))	RevPAR Subsidiaries & managed (reported)
France	43 898	66.6%	+0.4	47	+4.5%	31	+5.1%	+4.4%	+5.1%
Germany	13 196	66.0%	+0.7	57	+8.0%	38	+9.1%	+7.5%	+9.2%
Netherlands	2 215	72.4%	+9.6	71	+6.8%	52	+23.2%	+23.2%	+23.2%
Belgium	2 577	67.0%	+1.5	66	+4.1%	44	+6.6%	+10.2%	+6.6%
Spain	3 766	72.1%	+3.4	54	+4.8%	39	+9.9%	+10.2%	+9.9%
Italy	1 436	52.6%	-0.3	77	-1.0%	40	-1.5%	+0.2%	-1.5%
UK (in £)	7 315	71.6%	+5.3	52	+2.2%	37	+10.4%	+12.9%	+10.9%
USA (in $)	106 757	61.0%	-0.7	47	+4.0%	28	+2.8%	+2.2%	+2.8%

(1) at comparable scope of consolidation and excahange rates.

ACCOR

Press Release
Paris – March 7, 2007

Strong Growth in 2006 Results
Net Profit Up By More Than 50%
A Group With High Growth Potential

- **Operating profit before tax and non recurring items up 28% to €727 million**
- **Net profit Group share up 51% to €501 million**
- **Earnings per share up 44% to €2.23**
- **Ordinary dividend up 26% to €1.45**

- **Sustained refocusing on the two core businesses, Services and Hotels**
- **Optimization of the financial structure through:**
  - **€700 million in share buybacks**
  - **A €320 million special dividend, of €1.50 per share**
  - **⇒ for a total of €1 billion in 2007**

The Board of Directors met on March 6, 2007 under the chairmanship of Serge Weinberg and approved the financial statements for the year ended December 31, 2006.

(in € millions)	2005 Adjusted (1)	2006	% Change reported	% Change L/L (2)
Revenue	7,136	7,607	+6.6%	+6.7%
EBITDAR	1,906	2,084	+9.4%	+9.7%
EBITDAR margin	26.7%	27.4%	+0.7 pts	+0.8 pts
Operating profit before tax and non-recurring items	569	727	+27.7%	+28.7%
Net profit attributable to shareholders	333	501	+50.7%	

(1) In accordance with IFRS, Carlson Wagonlit Travel's net profit in 2005 and 2006 has been recognized below profit before tax and non-recurring items, in "profit or loss from discontinued operations."
(2) Like-for-like (excluding changes in scope of consolidation and exchange rates)

Consolidated revenue rose by a reported 6.6% in 2006. At constant scope of consolidation and exchange rates, the like-for-like increase was 6.7%, reflecting strong growth in the Group's two core businesses, Services and Hotels. This solid performance, the strongest revenue growth since 1998, was achieved in a positive environment for the Services business and benefited from an upturn in the hotel cycle in Europe, particularly in France in the fourth quarter.

Consolidated **EBITDAR** improved by 9.7% to €2,084 million, representing a record 27.4% of revenue. The 0.8-point like-for-like improvement in margin was generated by both the Services and the Hotels businesses. EBITDAR margin in the Hotels business widened by 0.7 points like-for-like, reflecting higher margins in the Upscale and Midscale segment (up 0.4 points like-for-like), in European Economy Hotels (up 0.6 points) and in US Economy Hotels (up 1.7 points).
The Services business reported an EBITDAR margin of 40.8%, a 1.0-point like-for-like improvement that confirmed the business' excellent performance in all its markets.

Operating profit before tax and non-recurring items rose by **28.7% like-for-like to €727 million.**

Capital gain on asset disposals increased by €89 million, compared to 2005. After impairment losses and restructuring costs, increase in income tax expense, profit from discontinued operations (CWT), **net profit attributable to shareholders** amounted to **€501 million, up 50.7%** for the year.

Net profit attributable to shareholders amounted to **€501 million, up 50.7%** for the year.

Earnings per share rose 43.9% to **€2.23** from €1.55 in 2005, based 225 million shares (weighted average shares during the year).

At the Combined Annual and Extraordinary Shareholders' Meeting on May 14, shareholders will be asked to approve an **ordinary dividend of €1.45**, up 26.1% compared with the dividend paid in respect to 2005. The dividend will be paid on May 16. It corresponds to 63% of operating profit net of tax before non-recurring items[1], compared with 66% in 2005. The payout ratio is expected to gradually trend towards 50% over the next four years, while pursuing annual growth dividend.

Net debt stood at €469 million at December 31, 2006. Cash flow for the period included **€1,459 million in proceeds from asset disposal** resulting from the strategy of refocusing on the Services and Hotels businesses (€759 million) and from the hotel asset management strategy (€700 million). Equity was reduced by **€500 million during the year through the cancellation of 10.3 million Accor SA shares** acquired, at an average price of €46.92, under the share buyback program launched in May.

The main **financial ratios** improved significantly, reflecting a solid financial situation. Gearing stood at 11.3% at December 31, 2006. The ratio of funds from operations before non-recurring items to adjusted net debt[2] improved by **5.4 points over the year, to 22.2% at December 31, 2006.** Return on capital employed[2] rose to a record 11.9% at year-end, compared with 10.7% at December 31, 2005.

Sustained refocusing on the two core businesses, Services and Hotels

Accor continues to refocus on its two core businesses. In 2006, the Group divested its stakes in Compass and in Carlson Wagonlit Travel, as well as a portion of its Club Méditerranée shares. Accor is gradually completing its **non-strategic asset disposal program**, in particular with the divestment of Go Voyages for €281 million in February.

In all, €1 billion in disposals non-strategic equity investments have been completed over the past 15 months.

---

[1] Operating profit net of tax before non-recurring items = Operating profit before tax and recurring items, less operating tax, less minority interests.

[2] Funds from operations before non-recurring items corresponds to cash flow from operating activities before non-recurring items and changes in working capital requirement. The ratio of funds from operations before non-recurring items to adjusted net debt is calculated according to a method used by the main rating agencies, with net debt adjusted for the 8% discounting of future minimum lease payments and funds from operations adjusted for the interest expense on these payments.

[2] Corresponding to EBITDA expressed as a percentage of fixed assets at cost plus working capital.

Optimizing the financial structure

After paying out €500 million to shareholders in 2006, the Board of Directors will ask the Combined Annual and Extraordinary Meeting to approve a share buyback program of **€700 million**, and a **€320 million special dividend of €1.50 per share**, for an aggregate total of **€1 billion**.

Early 2007 trends

January and February RevPAR was up **13.2%** in Upscale and Midscale Hotels in Europe, **8.4%** in Economy Hotels in Europe and **2.0%** in US Economy Hotels.
Over the same two months, Services revenue was up **14.5%** like-for-like.

This strong growth in business is in line with fourth-quarter 2006 trends in both the Services and the Hotels businesses.

A Group With High Growth Potential

A New Hotels Business Model

A brand strategy

- 2006: Renewed visibility for the Novotel and Ibis brands
- 2007: Launch of the All Seasons non-standardized economy hotel brand
  Repositioning of Sofitel

Ownership structures adapted to each segment and region

- €3.2 billion in property assets sold from 2005 to February 2007
- €1.9 billion in assets scheduled to be sold between March 2007 and December 2008

High growth potential in both core businesses

€3 billion capital investment plan well underway for 2006-2010

Services: a €500 million acquisitions plan, of which €100 million invested in 2006
Hospitality: a €2.5 billion expansion plan to open 200,000 rooms
- 22,000 rooms opened in 2006
- 77,000 rooms already in the pipeline, of which 30,000 will open in 2007

Beyond the investment plan, two important acquisitions in Services, that meet the Group's profitability criteria

- Acquisition of 50% of Accor Brazil (Services) for €154 million
- Acquisition of Kadéos, a gift card company, for €210 million in early 2007

A New Hotels Business Model

The Group is continuing to evolve towards a new business model, based on a brand strategy and ownership structures adapted to each segment and region.

A brand strategy

The brand strategy is based on renewing brand visibility, as illustrated by the pan-European advertising campaigns launched in 2006 for the **Novotel** and **Ibis** brands.

In 2007, the new **All Seasons** non-standardized economy chain will be launched, with locations in city centers and centers of activities. Simplicity, quality, friendliness and interactivity will epitomize the guest experience in the chain, which is designed to extend Accor's offering in the economy segment. Initially introduced in France, the new brand will be developed across Europe, primarily through franchising and the rebranding of existing units, with the potential to open 10,000 rooms by 2010. Already, 19 franchise contracts have been signed and 12 Accor-owned hotels will be rebranded.

Sofitel is now positioned in the international luxury hospitality segment, combining the "French Touch" and the latest trends—a repositioning that is reflected in the chain's new visual identity. By capitalizing on this concept, the current Sofitel portfolio of 200 hotels will be refined into an aligned base of 120 properties (excluding development), located in the world's leading capitals and premium resorts destinations.

Operating structures adapted to each segment and region

The Group is applying an "Asset Right" strategy to adapt operating structures to the risk-reward profile of each segment and region, and thereby generate major gains on disposals.

From 2005 to the end of February 2007, Accor has realized more than €3.2 million through the management of its property assets (433 hotels) and expects to generate another €1.9 billion (376 hotels) from March 2007 until December 2008. Over the 2008-2009 period, the Group is planning to change the operating structures of an additional 550 hotels. In all, 80% of the hotel base will have been restructured by the end of 2009.

Now focused on hotel management, Accor will improve return on capital employed and reduce cash flow volatility through the use of variable leases and management contracts.

High Growth Potential in Both Core Businesses

A €3 billion capital investment plan well underway for 2006-2010, with a targeted ROI of more than 15%

Services: a €500 million acquisitions plan

In 2006, a total of €94 million in acquisitions were carried out:

- In human resources, with the purchase of **Commuter Check** in the United States and **Serial** in Italy.
- In marketing services, with acquisitions in India and Germany, primarily in gift vouchers.

Hospitality: a 200,000-room expansion plan for €2.5 billion invested

Nearly 22,000 rooms were opened in 2006, in line with the plan to add 200,000 new rooms by 2010. Most of these rooms were opened in emerging markets (more than 60%), in midscale and economy hotels (86%), and under management or franchise contracts (90%).

Another 77,000 rooms are already in the pipeline. Revitalizing the brands, forging top-tier partnerships with property professionals and hiring new business developers will also drive faster execution of the expansion plan.

Accor plans to invest €2.5 billion, of which €1.2 billion in Europe and €1.1 billion in emerging markets, with a targeted return on investment of 15% by 2010.

Beyond the capital investment plan, two important acquisitions in Services

In late 2006, Accor strengthened its position in Brazil by acquiring 50% of Accor Brazil for €197 million, of which €154 million was related to Services.

At the beginning of the week, Accor Services became the leader in gift cards and vouchers in France by acquiring Kadéos from the PPR Group for €210 million. The acquisition has strengthened Accor's positions in a market that is experiencing very fast growth in both the corporate and consumer segments in France and the rest of Europe.

MEDIA CONTACTS

Armelle Volkringer
Vice President, Corporate Communication and External Relations
Tel.: +33 (0)1 45 38 84 85

Arnaud Leblin
Chief Media Relations Officer
Tel.: +33 (0)1 45 38 84 85

INVESTOR CONTACTS

Eliane Rouyer
Senior Vice President, Investor Relations and Financial Communication
Tel.: +33 (0)1 45 38 86 26

Anthony Pallier
Investor Relations
Tel.: +33 (0)1 45 38 86 33

ACCOR

Press Release

2006 Revenue Up 6.6%

Accelerated Growth in the Fourth Quarter: Up 7.8% Like-For-Like

(Paris – January 17, 2007) – Accor's consolidated revenue rose by 6.6% to **€7,607 million for the year ended December 31, 2006.** At constant scope of consolidation and exchange rates, the like-for-like increase was 6.7%.

(in € millions)	Pro forma 2005[1]	2006	% Change (reported)	% Change (like-for-like)[2]
Hotels	**5,195**	**5,467**	**+5.2%**	**+6.1%**
Upscale and Midscale	2,857	2,984	+4.5%	+6.8%
Economy	1,374	1,492	+8.6%	+5.9%
Economy US	964	991	+2.7%	+4.5%
Services	**630**	**760**	**+20.5%**	**+15.5%**
Other businesses	1,311	1,380	+5.3%	+4.6%
Total	**7,136**	**7,607**	**+6.6%**	**+6.7%**

(1) In accordance with IFRS, all data reported in 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel.
(2) At constant scope of consolidation and exchange rates

The stepped-up pace of growth **in the fourth quarter** resulted in a **7.8% like-for-like increase for the period**, compared with increases of 6.8% in the third quarter and 6.0% in the first half.

This very sharp increase reflected accelerated growth in the Hotels business in France and the confirmation of a sustained favorable trend since the beginning of the year in Northern Europe, especially in Germany.

The Services business posted very solid overall gains.

Business **expansion** accounted for 3.1% of fourth-quarter revenue growth while **asset disposals**, mainly in the Hotels business, had a negative impact of 3.8%.

The **currency effect** had a negative 1.8% impact on fourth-quarter revenue growth due to the decline of the US dollar and the Brazilian real against the euro.

On a reported basis, fourth-quarter revenue rose by 5.3%.

Services

For the year, revenue in the Services business was up 20.5% as reported and 15.5% like-for-like. The sharp increase was at the upper end of the revenue growth target over the medium term of 8% to 16% for the full-year.

Fourth-quarter growth, which came to 14.7% like-for-like, was in line with the trend observed over the first nine months of the year.

In Europe, the expanded product range and higher penetration rates resulted in a very good 16.4% like-for-like increase.

The first nine-month growth trend in Latin America slackened slightly in the fourth quarter, with like-for-like revenue rising 11.8%, due to a decline in financial income growth and intense competition in the Brazilian market.

Hotels

Upscale and Midscale Hotels

For the year, upscale and midscale hotel revenue increased 6.8% like-for-like.

Revenue growth in the fourth quarter came to 8.2% like-for-like, compared with increases of 7.4% in the third quarter and 5.7% in the first half.

In France, growth continued to gain momentum, resulting in a 6.6% increase in revenue for the fourth quarter, compared with a 2.8% rise over the first nine months of the year. The sharp increase in RevPAR resulted from improvements in both the occupancy rate (up 3.1 points) and the average room rate (up 4.6%), reflecting the Group's dynamic pricing policy.

In Northern Europe, the highly favorable nine-month trend continued into the fourth quarter, notably in the United Kingdom and Germany, where like-for-like revenue rose 7.3% and 6.4% respectively.

Economy Hotels outside the United States

Full-year revenue from economy hotels in Europe rose by 5.9% like-for-like.

In the fourth quarter alone, the like-for-like increase was 8.0%.

Economy Hotels in the United States

Like-for-like revenue from economy hotels in the United States was up 4.5% for the year, with the Motel 6 and Red Roof Inn chains posting increases of 4.5% and 4.0% respectively.

Like-for-like growth slowed slightly in the fourth quarter to 2.7%. Excluding the additional business generated by the hurricanes in late 2005, revenue from economy hotels in the United States rose by 4.9% in the fourth quarter, in line with the first nine months of the year.

*****

In light of the higher-than-expected fourth-quarter revenue performance, Accor is raising its objective for full-year operating profit before tax and non-recurring items **to €700-720 million.**

*****

With 160,000 associates in nearly 100 countries, **Accor** is the European leader in hotels and tourism and the global leader in corporate services. To provide private and business clients with superior service, it leverages nearly 40 years of expertise in its two core activities:

- **Hotels, with the Sofitel, Novotel, Mercure, Suitehotel, Ibis, Red Roof Inn, Etap Hotel, Formule 1 and Motel 6 brands,** representing more than 4,000 hotels and 475,000 rooms in 90 countries, as well as strategically related activities, notably **Lenôtre.**
- **Services to corporate clients and public institutions through Accor Services.** A total of 21 million people in 35 countries benefit from our broad portfolio, which includes food vouchers, people care, incentives and loyalty programs.

*****

Contacts

Armelle Volkringer
Vice President, Corporate Communications and External Relations
Phone: +33 (0)1 45 38 84 85

Arnaud Leblin
Media Relations Director
Phone: +33 (0)1 45 38 84 85

Eliane Rouyer
Senior Vice President, Investor Relations and Financial Communications
Phone: +33 (0)1 45 38 86 26

Anthony Pallier
Investor Relations
Phone: +33 (0)1 45 38 86 33

*For further information about Accor, visit **www.accor.com***

Revenue

In Euros thousand	Quarter 1		Quarter 2		Quarter 3		Quarter 4		Decembre-end (YTD)	
	2005 proforma	2006 proforma	2005 proforma	2006 proforma	2005 proforma	2006 proforma	2005 proforma	2006 proforma	2005 proforma	2006 proforma
HOTELS										
Upscale and Midscale	629 875	678 568	755 373	778 605	725 996	743 769	745 491	783 073	2 856 735	2 984 014
Economy	296 098	323 411	363 883	393 521	372 940	402 604	341 520	372 629	1 374 441	1 492 165
Economy US	200 753	231 601	246 767	260 157	280 118	278 114	236 587	220 808	964 226	990 680
Total HOTELS	**1 126 726**	**1 233 580**	**1 366 023**	**1 432 283**	**1 379 054**	**1 424 487**	**1 323 598**	**1 376 510**	**5 195 402**	**5 466 859**
SERVICES	**139 716**	**179 360**	**150 374**	**185 118**	**152 429**	**178 503**	**187 791**	**216 570**	**630 310**	**759 552**
Other Businesses										
Casinos	76 070	76 980	75 597	80 759	85 832	86 099	88 750	92 474	328 250	336 311
Restauration	118 125	141 609	133 275	141 505	117 804	130 816	148 748	161 600	517 952	575 530
On-board train services	59 638	59 343	68 842	65 572	72 158	73 360	63 471	66 410	264 109	264 685
Other	42 002	42 338	47 758	51 783	58 831	57 638	53 488	52 005	202 077	203 764
Total other businesses	**295 835**	**320 270**	**325 472**	**339 619**	**334 625**	**347 913**	**354 457**	**372 489**	**1 310 388**	**1 380 291**
Total	**1 562 277**	**1 733 210**	**1 841 869**	**1 957 020**	**1 866 108**	**1 950 903**	**1 865 846**	**1 965 569**	**7 136 101**	**7 606 702**

*Based on constant scope of consolidation and exchange rates

According to IFRS rules, all figures have been restated, excluding Carlson Wagonlit Travel figures.

Management and franchise fees which were previously presented in "Upscale and Midscale" have been reclassified by segment for all data reported in 2005 and 2006

	Quarter 1		Quarter 2		Quarter 3		Quarter 4		Decembre-end (YTD)	
	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)
HOTELS										
Upscale and Midscale	7,7%	5,5%	3,1%	5,9%	2,4%	7,4%	5,0%	8,2%	4,5%	6,8%
Economy	9,2%	3,6%	8,1%	5,5%	8,0%	6,1%	9,1%	8,0%	8,6%	5,9%
Economy US	15,4%	6,6%	5,4%	5,5%	-0,7%	3,7%	-6,7%	2,7%	2,7%	4,5%
Total HOTELS	**9,5%**	**5,2%**	**4,9%**	**5,7%**	**3,3%**	**6,3%**	**4,0%**	**7,2%**	**5,2%**	**6,1%**
SERVICES	**28,4%**	**15,9%**	**23,1%**	**16,7%**	**17,1%**	**15,1%**	**15,3%**	**14,7%**	**20,5%**	**15,5%**
Other Businesses										
Casinos	1,2%	0,8%	6,8%	6,6%	0,3%	2,5%	4,2%	4,7%	3,1%	3,6%
Restauration	19,9%	8,9%	6,2%	-2,9%	11,0%	8,6%	8,6%	9,1%	11,1%	5,8%
On-board train services	-0,5%	-0,1%	-4,7%	-4,6%	1,7%	0,2%	4,6%	2,3%	0,2%	-0,6%
Other	0,8%	8,5%	8,4%	15,3%	-2,0%	7,0%	-2,8%	8,4%	0,8%	9,6%
Total other businesses	**8,3%**	**4,9%**	**4,3%**	**1,6%**	**-4,0%**	**4,9%**	**5,1%**	**6,7%**	**5,3%**	**4,6%**
Total	**10,9%**	**6,1%**	**6,3%**	**5,9%**	**4,5%**	**6,8%**	**5,3%**	**7,8%**	**6,6%**	**6,7%**

*Based on constant scope of consolidation and exchange rates

RevPAR by segment

HOTELS : RevPAR by segment at Decmeber-end 2006 (YTD)	Occupancy Rate subsidiaries (reported) (in %)	(var in pts)	Average room rate subsidiaries (reported)	(var in %)	RevPAR subsidiaries (reported basis)	subsidiaries (reported basis)	subsidiaries (like-for-like basis(1))	subsidiaries & managed (reported basis)
Upscale and Midscale Europe (in €)	65.3%	+2.3	98	+5.0%	64	+8.7%	+8.0%	+9.0%
Economy Europe (in €)	72.7%	+0.2	53	+6.1%	38	+6.5%	+5.7%	+6.2%
Economy US (in $)	64.9%	-0.9	47	+6.3%	31	+4.8%	+4.5%	+4.8%

(1) at comparable scope of currency and perimeter

RevPAR by country

UPSCALE AND MIDSCALE HOTELS RevPAR by country at December-end 2006 (YTD) (in local currency)	Number of rooms	Occupancy Rate subsidiaries (reported) (in %)	Occupancy Rate (var in pts)	Average room rate subsidiaries (reported)	Average room rate (var in %)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (like-for-like basis(1))	RevPAR subsidiaries & managed (reported basis)
France	30 047	63.1%	+1.7	104	+3.1%	66	+5.9%	+5.4%	+6.5%
Germany	13 459	65.9%	+4.7	77	+7.9%	51	+16.1%	+14.3%	+13.6%
Netherlands	3 692	66.5%	+1.0	111	+9.0%	74	+10.7%	+10.6%	+10.8%
Belgium	2 231	68.8%	+1.9	98	+2.4%	68	+5.2%	+5.2%	+8.1%
Spain	2 254	61.7%	+0.5	95	+0.7%	59	+1.6%	+12.7%	+1.1%
Italy	3 064	64.0%	+3.0	115	+2.0%	73	+7.0%	+7.0%	+7.0%
UK (in £)	5 223	76.9%	+3.9	80	+4.3%	61	+9.8%	+9.9%	+10.0%
USA (in $)	2 213	72.7%	-1.0	217	+21.9%	158	+20.2%	+14.6%	+14.4%

(1) at comparable scope of currency and perimeter

ECONOMY HOTELS RevPAR by country at December-end 2006 (YTD) (in local currency)	Number of rooms	Occupancy Rate subsidiaries (reported) (in %)	Occupancy Rate (var in pts)	Average room rate subsidiaries (reported)	Average room rate (var in %)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (like-for-like basis(1))	RevPAR subsidiaries & managed (reported basis)
France	44 209	72.8%	-0.7	45	+5.5%	33	+4.4%	+4.1%	+4.4%
Germany	15 284	71.1%	+0.0	54	+6.6%	38	+6.6%	+6.5%	+7.0%
Netherlands	2 215	80.7%	+6.5	74	+6.1%	59	+15.3%	+15.3%	+15.3%
Belgium	2 477	76.0%	+0.7	63	+4.2%	48	+5.1%	+5.1%	+5.1%
Spain	3 642	76.2%	+3.7	52	+5.9%	40	+11.2%	+11.0%	+11.2%
Italy	1 364	59.3%	+1.7	72	+1.0%	43	+4.0%	+6.1%	+4.0%
UK (in £)	6 824	74.1%	+0.3	51	+4.5%	37	+4.9%	+6.0%	+5.4%
USA (in $)	107 720	64.9%	-0.9	47	+6.3%	31	+4.8%	+4.5%	+4.8%

(1) at comparable scope of currency and perimeter

ACCOR

RECEIVED
2007 MAY 23 A 7:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Faster Growth in Third-Quarter 2006: Revenue Up 6.8% Like-For-Like

Nine-Month Revenue Up 6.3% Like-For-Like

(Paris, October 19, 2006) — Accor's consolidated revenue rose 7.0% to €5,641 million in the first nine months of 2006. At constant scope of consolidation and exchange rates, the like-for-like increase was 6.3%.

(in € millions)	Sept. 30, 2005 (YTD)	Sept. 30, 2006 (YTD)	% Change (reported)	% Change (like-for-like)*
Hotels	**3,872**	**4,090**	**+5.7%**	**+5.8%**
Upscale and Midscale	2,117	2,208	+4.3%	+6.3%
Economy	1,027	1,112	+8.3%	+5.1%
Economy US	728	770	+5.8%	+5.1%
Services	**442**	**543**	**+22.7%**	**+15.9%**
Other businesses	956	1,008	+5.4%	+3.8%
Total	**5,270**	**5,641**	**+7.0%**	**+6.3%**

*At constant scope of consolidation and exchange rates

In the third quarter alone, revenue increased 6.8% like-for-like, outpacing the first half's 6.0% growth.

Services: The Services business posted a very solid 15.1% like-for-like increase in line with the first half's 16.3% rise, reflecting a very robust performance across all regions.

Hotels: Hotel revenue rose 6.3% like-for-like in the third quarter, compared with 5.5% in the first half, led by a continued strong performance in Northern Europe (Germany, Benelux and the United Kingdom) and the recovery that is underway in Southern Europe (France, Spain and Italy).

Services and Hotel expansion accounted for 2.9% of third-quarter growth. Asset disposals had a negative impact of 4.4%, reflecting the faster pace of property disposals as part of the Group's asset management strategy.

The currency impact was a negative 0.8% in third quarter, compared with a positive 2.2% in the first half.

As a result, third-quarter revenue was up by 4.5% as reported, compared with an 8.4% increase in the first half.

Services

Revenue from the Services business rose a sharp 15.1% like-for-like in the third quarter.

Organic growth was driven by extensions of the product range. Examples include the Ticket Emploi Service in Belgium (where like-for-like revenue continued to rise, gaining 20.1% in the third quarter), the Childcare Voucher in the UK (up 11.4%) and the Ticket Car in Mexico (up 31.4%), a solution for controlling and managing the use and maintenance of company cars.

Increasing the penetration rate also added to third-quarter growth. In Argentina, for example, revenue rose by 38.8% like-for-like.

The Services business pursued its external growth strategy, acquiring Serial, Italy's fourth-largest meal voucher issuer, in the third quarter and India's Royal Images Direct Marketing and Germany's Calicado early in the fourth quarter.

Hotels

Upscale and Midscale Hotels

Revenue growth accelerated in the upscale and midscale segment, rising 7.6% like-for-like in the third quarter, compared with a 5.7% increase in the first half.

The highly favorable first-half trend observed in Northern Europe continued into the third quarter. In Germany, revenue was up 14.0% like-for-like for the period, compared with 10.4% growth in the first six months of the year. In the United Kingdom, revenue rose 12.3% like-for-like in the third quarter, versus a 7.5% increase in the first half.

In Southern Europe, the recovery is underway. Business was lifted in the third quarter by sharp growth in Italy (11.4% compared with 8.0% in the first half) and Spain (14.0% and 9.9%, respectively). In France, revenue increased 4.5% like-for-like in the third quarter, versus a 2.1% rise in the first half.

Economy Hotels Europe

Revenue from economy hotels in Europe rose by 5.8% like-for-like in the third quarter, outpacing the first half's 4.7%.

As in the upscale and midscale segment, the favorable trend continued in Northern Europe, with like-for-like revenue rising 4.6% in Germany (versus 7.7% in the first half) and gaining a sharp 12.9% in the United Kingdom (0.7% in the first half).

In Southern Europe, the business recovery was reflected in like-for-like third-quarter revenue growth in France (3.6% versus 3.1% in the first half), Spain (13.3% versus 8.9%) and Italy (4.6% versus 4.1%).

Economy Hotels in the US

Revenue from economy hotels in the US rose by 3.7% like-for-like, compared with 6.0% growth in the first half. This trend reflected higher oil prices and high prior-year comparatives due to additional hurricane-related business in the last four months of 2005.

*****

With third-quarter revenue in line with forecasts, Accor is maintaining its objective, announced when its interim results were released, of full-year operating profit before tax and non-recurring items of €680-700 million, an increase of more than 20% over 2005.

*****

Contacts

Armelle Volkringer
Vice President, Corporate Communications and External Relations
Phone: +33 (0)1 45 38 84 85

Arnaud Leblin
Chief Media Relations Officer
Phone: +33 (0)1 45 38 84 85

Eliane Rouyer
Senior Vice President, Investor Relations and Financial Communications
Phone: +33 (0)1 45 38 86 26

Anthony Pallier
Investor Relations
Phone: +33 (0)1 45 38 86 33

*For further information about Accor, visit **www.accor.com***

ACCOR

Revenue

In Euros thousand	Quarter 1		Quarter 2		Half Year		Quarter 3		September-end (YTD)	
	2005 proforma	2006 proforma	2005 proforma	2006 proforma	2005 proforma	2006 proforma	2005 proforma	2006 proforma	2005 proforma	2006 proforma
HOTELS										
Upscale and Midscale	631 473	680 442	758 144	781 295	1 389 617	1 461 737	727 697	746 724	2 117 314	2 208 461
Economy	294 400	321 437	361 011	390 876	655 411	712 313	371 140	399 620	1 026 551	1 111 932
Economy US	200 753	231 601	246 767	260 157	447 521	491 759	280 118	278 114	727 639	769 872
Total HOTELS	**1 126 626**	**1 233 480**	**1 365 923**	**1 432 328**	**2 492 549**	**2 665 807**	**1 378 955**	**1 424 458**	**3 871 504**	**4 090 265**
SERVICES	**139 716**	**179 360**	**150 374**	**185 118**	**290 090**	**364 479**	**152 429**	**178 503**	**442 520**	**542 981**
Other Businesses										
Casinos	76 070	76 980	75 597	80 759	151 667	157 738	85 832	86 099	237 499	243 837
Restauration	118 125	141 609	133 275	141 505	251 400	283 114	117 804	130 816	369 204	413 930
On-board train services	59 638	59 343	68 842	65 572	128 479	124 915	72 158	73 360	200 638	198 275
Other	42 102	42 438	47 859	51 738	89 960	94 176	58 930	57 667	148 890	151 844
Total other businesses	**295 935**	**320 370**	**325 572**	**339 574**	**621 506**	**659 943**	**334 724**	**347 942**	**956 231**	**1 007 886**
Total	**1 562 277**	**1 733 210**	**1 841 869**	**1 957 020**	**3 404 146**	**3 690 229**	**1 866 108**	**1 950 903**	**5 270 255**	**5 641 132**

*Based on constant scope of consolidation and exchange rates

According to IFRS rules, all figures have been restated, excluding Carlson Wagonlit Travel figures.

	Quarter 1		Quarter 2		Half Year		Quarter 3		Septembre-end (YTD	
	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)	Change Reported %	Change L/L % (*)
HOTELS										
Upscale and Midscale	7.8%	5.5%	3.1%	5.9%	5,2%	5,7%	2,6%	7,6%	4,3%	6,3%
Economy	9.2%	3.6%	8.3%	5.6%	8,7%	4,7%	7,7%	5,8%	8,3%	5,1%
Economy US	15.4%	6.6%	5.4%	5.5%	9,9%	6,0%	-0,7%	3,7%	5,8%	5,1%
Total HOTELS	**9.5%**	**5.2%**	**4.9%**	**5.7%**	**7.0%**	**5.5%**	**3.3%**	**6.3%**	**5.7%**	**5.8%**
SERVICES	**28.4%**	**15.9%**	**23.1%**	**16.7%**	**25.6%**	**16.3%**	**17.1%**	**15.1%**	**22.7%**	**15.9%**
Other Businesses										
Casinos	1.2%	0.8%	6.8%	6.6%	4,0%	3,7%	0,3%	2,5%	2,7%	3,3%
Restauration	19.9%	8.9%	6.2%	-2.9%	12,6%	2,7%	11,0%	8,6%	12,1%	4,5%
On-board train services	-0.5%	-0.1%	-4.7%	-4.6%	-2,8%	-2,5%	1,7%	0,2%	-1,2%	-1,6%
Other	0.8%	8.5%	8.1%	14.9%	4,7%	11,9%	-2,1%	6,9%	2,0%	9,9%
Total other businesses	**8.3%**	**4.9%**	**4.3%**	**1.6%**	**6.2%**	**3.2%**	**3.9%**	**4.9%**	**5.4%**	**3.8%**
Total	**10.9%**	**6.1%**	**6.3%**	**5.9%**	**8.4%**	**6.0%**	**4.5%**	**6.8%**	**7.0%**	**6.3%**

*Based on constant scope of consolidation and exchange rates

RevPAR by segment

HOTELS : RevPAR by segment at September-end 2006 (YTD)	Occupancy Rate subsidiaries (reported)		Average room rate subsidiaries (reported)		RevPAR			
	(in %)	(var in pts)		(var in %)	subsidiaries (reported basis)	subsidiaries (reported basis)	subsidiaries (like-for-like basis(1))	subsidiaries & managed (reported basis)
Upscale and Midscale Europe	65.4%	2.0	98	4.8%	64	8.2%	7.5%	8.4%
Economy Europe	73.5%	-0.2	52	6.2%	38	6.0%	5.3%	5.7%
Economy US (in $)	66.4%	-0.6	47	6.4%	31	5.4%	5.1%	5.4%

(1) at comparable scope of currency and perimeter

RevPAR by country

UPSCALE AND MIDSCALE HOTELS RevPAR by country at September-end 2006 (YTD) (in local currency)	Number of rooms	Occupancy Rate subsidiaries (reported) (in %)	(var in pts)	Average room rate subsidiaries (reported)	(var in %)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (like-for-like basis(1))	RevPAR subsidiaries & managed (reported basis)
France	30,418	63.2%	+1.2	104	2.5%	66	4.5%	4.0%	4.8%
Germany	13,619	65.7%	+5.1	78	8.7%	51	17.9%	16.3%	15.3%
Netherlands	3,696	67.0%	+0.5	110	10.0%	74	10.9%	10.9%	10.8%
Belgium	2,230	68.4%	+1.6	97	1.6%	67	4.0%	4.0%	7.4%
Spain	2,253	62.0%	-0.9	96	1.0%	59	-0.3%	13.3%	-1.2%
Italy	3,086	64.8%	+4.0	115	1.7%	75	8.4%	8.4%	8.4%
UK (in £)	5,163	76.8%	+3.8	79	4.0%	60	9.5%	9.6%	9.6%
USA (in $)	2,352	71.4%	-3.1	203	18.8%	145	13.9%	10.7%	12.0%

(1) at comparable scope of currency and perimeter

ECONOMY HOTELS RevPAR by country at September-end 2006 (YTD) (in local currency)	Number of rooms	Occupancy Rate subsidiaries (reported) (in %)	(var in pts)	Average room rate subsidiaries (reported)	(var in %)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (reported basis)	RevPAR subsidiaries (like-for-like basis(1))	RevPAR subsidiaries & managed (reported basis)
France	44,295	73.9%	-1.2	45	5.3%	33	3.6%	3.5%	3.6%
Germany	15,324	71.8%	+0.3	54	7.0%	39	7.4%	7.4%	7.9%
Netherlands	2,215	81.0%	+6.6	74	6.0%	60	15.4%	15.4%	15.4%
Belgium	2,477	75.7%	+0.3	62	3.9%	47	4.3%	4.3%	4.3%
Spain	3,623	77.7%	+3.6	52	6.1%	40	11.3%	10.7%	11.3%
Italy	1,340	59.5%	+0.7	73	1.2%	43	2.4%	5.3%	2.4%
UK (in £)	6,740	74.0%	-1.0	50	5.2%	37	3.8%	4.9%	4.3%
USA (in $)	107,870	66.4%	-0.6	47	6.4%	31	5.4%	5.1%	5.4%

(1) at comparable scope of currency and perimeter



2006 REGISTRATION DOCUMENT

ACCOR

ACCOR

2006 REGISTRATION DOCUMENT

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

The original French version of this translated Reference Document was filed with the Autorité des Marchés Financiers on April 3, 2007 in accordance with article 212-13 of the General Regulations of the Autorité des Marchés Financiers. It may be used in connection with a financial transaction in conjunction with an Information Memorandum approved by the Autorité des Marchés Financiers.

Board of Directors Report

Operations and Strategy

CORE BUSINESSES

Accor, the European leader in hospitality and tourism and the global leader in corporate services, operates in nearly 100 countries with 170,000 employees. It offers individual and corporate customers nearly 40 years of expertise in its two core businesses:

ACCOR Hospitality

- Hotels, with the Sofitel, Novotel, Mercure, Suitehotel, Ibis, Red Roof Inn, Etap Hotel, Formule 1 and Motel 6 brands (more than 4,000 hotels and 485,000 rooms in 90 countries), as well as strategically related businesses, such as Lenôtre.

ACCOR Services

- Services to corporate clients and public institutions. 23 million people in 35 countries benefit from Accor Services products in three strategic segments: human resources, marketing services and expense management.

Hotels

Accor is uniquely positioned in the global hospitality market, with 4,121 hotels and 486,512 rooms covering every segment, from budget to upscale, in 90 countries around the world. We are a major operator in upscale hotels with Sofitel and the world leader in the midscale segment with Novotel, Mercure and Suitehotel, in economy lodging with Ibis and Red Roof Inn, and in the budget segment with the Etap Hotel, Formule 1 and Motel 6 chains.

A portfolio structured to meet demand, from upscale to budget

Upscale

SOFITEL HOTELS & RESORTS

As our showcase brand, Sofitel operates hotels at prestigious addresses in the world's leading cities and resorts. Each property, is unique by its design, architecture and culture. The brand's reputation has also been enhanced by fine cuisine, with many widely acclaimed gourmet restaurants.

Customers: 60% business – 40% leisure

Midscale

NOVOTEL

Novotel sets the standard in upper midscale lodging, with contemporary, innovative hotels offering bright, spacious, livable rooms and the same high quality service around the world to all types of travelers. The hotels are located in large international and national cities, as well as in leading resorts.

Customers: 70% business – 30% leisure

Mercure

Europe's third largest integrated hotel chain, Mercure operates hotels that are all different, but expressive of such shared values as a strong regional focus, a unique personality and an exceptional wine list. They offer business and leisure travelers a wide range of hotels in downtown, seaside and mountain resort locations.

Customers: 60% business – 40% leisure

Suitehotel

Located in city centers across Europe, Suitehotel offers an innovative, contemporary lodging concept, comprised of modular, 30-sq. m. suites for the price of a conventional midscale room. The Boutique Gourmande offers self-service meals.

Customers: 80% business – 20% leisure

Economy

ibis HOTEL

Europe's second largest integrated hotel chain, Ibis offers full service lodging in high quality, friendly, environmentally sensitive economy hotels, located in city centers, near airports and in major business or tourist districts. The chain is actively pursuing its development by positioning itself as the right product for global deployment, especially in emerging markets.

Customers: 60% business – 40% leisure

Red Roof Inn

Located mainly in the Midwest, Northeast and South of the United States, Red Roof Inn offers a standardized product, delivering quality service at affordable prices.

Customers: 55% business – 45% leisure

Budget

Etap HOTEL

Etap Hotel provides cost-effective lodging for business and leisure travelers, mainly in Europe. Featuring single, double and triple rooms, the chain's hotels are located in large metropolitan areas, usually in city centers, and along major roadways or near airports.

Customers: 60% business – 40% leisure

MOTEL 6

Present across the United States and Canada, Motel 6 is known for providing value for money in low-cost lodging.

Customers: 25% business – 75% leisure

HOTEL FORMULE 1

The benchmark in budget hotels, Formule 1 offers functional rooms for up to three people at the lowest rates on the market.

Customers: 60% business – 40% leisure

A global presence in every market segment

Accor operates on five continents with a unique portfolio of more than 4,000 hotels and a presence in every market segment.

Hotel portfolio by region and brand at December 31, 2006

	France		Rest of Europe		North America		Latin America Caribbean		Africa Middle East		Asia Pacific		Total	
Brand	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**
Sofitel	34	5,608	53	10,843	11	3,527	19	3,256	33	7,108	51	13,038	201	43,380
Novotel	124	16,199	154	28,470	8	2,076	17	2,777	20	3,903	74	16,948	397	70,373
Mercure	266	25,193	268	36,450	-	-	74	9,745	38	5,309	86	12,927	732	89,624
Coralia Club	1	444	-	-	-	-	1	385	7	1,556	-	-	9	2,385
Suitehotel	14	1,724	6	931	-	-	-	-	-	-	-	-	20	2,655
Other brands	4	318	2	133	-	-	-	-	3	624	21	4,851	30	5,926
Upscale and Midscale	**443**	**49,486**	**483**	**76,827**	**19**	**5,603**	**111**	**16,163**	**101**	**18,500**	**232**	**47,764**	**1,389**	**214,343**
Ibis	364	31,741	283	35,638	-	-	47	6,880	18	2,219	33	6,068	745	82,546
Etap Hotel	258	20,023	89	8,366	-	-	-	-	-	-	-	-	347	28,389
Formule 1	282	20,924	44	3,184	-	-	5	1,565	24	1,668	22	1,926	377	29,267
Economy	**904**	**72,688**	**416**	**47,188**	**-**	**-**	**52**	**8,445**	**42**	**3,887**	**55**	**7,994**	**1,469**	**140,202**
Red Roof Inn	-	-	-	-	335	36,339	-	-	-	-	-	-	335	36,339
Motel 6	-	-	-	-	884	90,243	-	-	-	-	-	-	884	90,243
Studio 6	-	-	-	-	44	5,385	-	-	-	-	-	-	44	5,385
Economy US	**-**	**-**	**-**	**-**	**1,263**	**131,967**	**-**	**-**	**-**	**-**	**-**	**-**	**1,263**	**131,967**
TOTAL	**1,347**	**122,174**	**899**	**124,015**	**1,282**	**137,570**	**163**	**24,608**	**143**	**22,387**	**287**	**55,758**	**4,121**	**486,512**

Accor is the largest hospitality group in Europe, with a network of 2,246 hotels and 246,189 rooms accounting for 51% of the room base at December 31, 2006. In other regions, our expertise is deployed through 1,282 hotels (28% of the room base) in North America, 163 hotels (5%) in Latin America and the Caribbean, 143 hotels (5%) in Africa and the Middle East, and 287 hotels (11%) in Asia and the Pacific.

Hotel portfolio by region at December 31, 2006

(% based on number of rooms)


North America
28%
Latin America Caribbean
5%
France
25%
Rest of Europe
26%
Asia Pacific
11%
Africa Middle East
5%

Hotel portfolio by brand at December 31, 2006

(% based on number of rooms)


32%
Budget
9%
Upscale
35%
Midscale
24%
Economy

Differentiated operating structures

Accor's strategy is to tailor a specific hotel operating structure to each market segment and host country, depending on return on capital employed and earnings volatility.

In more mature markets, to optimize return on capital employed and reduce earnings volatility, we prefer low capital-intensive operating structures based on management contracts in the upscale, variable-rent leases and franchise agreements in the midscale, variable or fixed-rent leases and franchise agreements in the European economy segment and franchise agreements in the US economy segment.

To expand in emerging markets, we focus on management contracts and the creation of joint ventures with local partners in the upper and midscale segments, on joint ventures in the economy segment and in some cases on full ownership structures.

As of year-end 2006, 50% of the room base was operated under arrangements that limited earnings volatility, such as variable-rent leases, management contracts and franchise agreements.

Hotel portfolio by operating structure and brand at December 31, 2006

	Owned		Leased Fixed rents		Leased Variable rents		Managed		Franchised		Total	
Brand	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**
Sofitel	29	4,393	20	4,419	15	2,816	117	27,625	20	4,127	201	43,380
Novotel	58	8,474	92	16,182	69	9,904	122	26,879	56	8,934	397	70,373
Mercure	51	5,126	125	17,984	58	8,531	203	30,103	295	27,880	732	89,624
Coralia Club	2	548	-	-	-	-	7	1,837	-	-	9	2,385
Suitehotel	6	763	10	1,507	-	-	1	86	3	299	20	2,655
Other brands	1	426	3	320	-	-	21	4,263	5	917	30	5,926
Upscale and Midscale	**147**	**19,730**	**250**	**40,412**	**142**	**21,251**	**471**	**90,793**	**379**	**42,157**	**1,389**	**214,343**
Ibis	126	14,869	175	23,180	140	16,518	61	9,852	243	18,127	745	82,546
Etap Hotel	87	7,159	76	6,490	17	1,796	6	703	161	12,241	347	28,389
Formule 1	230	17,053	113	8,771	4	1,265	8	753	22	1,425	377	29,267
Economy	**443**	**39,081**	**364**	**38,441**	**161**	**19,579**	**75**	**11,308**	**426**	**31,793**	**1,469**	**140,202**
Red Roof Inn	87	10,706	143	16,268	-	-	-	-	105	9,365	335	36,339
Motel 6	209	22,962	470	52,948	1	72	1	59	203	14,202	884	90,243
Studio 6	8	891	28	3,757	-	-	-	-	8	737	44	5,385
Economy US	**304**	**34,559**	**641**	**72,973**	**1**	**72**	**1**	**59**	**316**	**24,304**	**1,263**	**131,967**
TOTAL	**894**	**93,370**	**1,255**	**151,826**	**304**	**40,902**	**547**	**102,160**	**1,121**	**98,254**	**4,121**	**486,512**

Hotel portfolio by operating structure at December 31, 2006

(% based on number of rooms)


20%
Franchised
19%
Owned
21%
Managed
31%
Leased
Fixed rents
9%
Leased
Variable rents

Hotel portfolio by segment and operating structure at December 31, 2006

(% based on number of rooms)


10%
6%
20%
22%
11%
30%
23%
14%
55%
18%
82%
Upscale
Midscale
Economy
Economy US
Owned or leased – fixed rents
Managed
Leased – variable rents
Franchised

Hotel portfolio by operating structure and region at December 31, 2006

	Owned		Leased Fixed rents		Leased Variable rents		Managed		Franchised		Total	
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
France	371	32,172	175	18,289	194	24,033	55	6,816	552	40,864	1,347	122,174
Rest of Europe	146	16,908	386	52,116	68	9,060	110	20,749	189	25,182	899	124,015
North America	309	36,078	643	73,677	1	72	12	3,319	317	24,424	1,282	137,570
Latin America/ Caribbean	21	2,774	4	869	35	6,731	88	12,702	15	1,532	163	24,608
Asia Pacific	13	1,800	44	6,443	4	698	189	41,573	37	5,244	287	55,758
Africa/Middle East	34	3,638	3	432	2	308	93	17,001	11	1,008	143	22,387
TOTAL	**894**	**93,370**	**1,255**	**151,826**	**304**	**40,902**	**547**	**102,160**	**1,121**	**98,254**	**4,121**	**486,512**

Property

Property, plant and equipment recognized in the consolidated balance sheet primarily corresponds to hotel assets that are either owned outright or held under finance leases. The cost value of consolidated property, plant and equipment stood at €6,363 million at December 31, 2006. The carrying amount was €3,506 million, representing 31.5% of total consolidated assets at that date (see note 20 to the consolidated financial statements, page 159).

The above breakdown of the hotel portfolio shows the number of rooms, the type of operating structure and the location of the hotels at December 31, 2006. Occupancy rates are provided in the analysis of 2006 results on page 48.

Hotel projects currently underway are presented in note 2, paragraph F1 to the consolidated financial statements on page 133.

Environmental factors are described in the Environmental Report on page 35.

Markets and competition

Accor ranks fifth in the global hospitality industry, based on the number of rooms:

Hospitality companies ranked by number of rooms worldwide at December 31, 2006

Rank	Company	Number of hotels	Number of rooms
1	Intercontinental	3,741	556,246
2	Wyndham Worldwide Corp. (ex Cendant)	6,473	543,234
3	Marriott	2,775	502,089
4	Hilton Corp.	2,901	497,738
5	Accor	4,121	486,512

Source: MKG Consulting database – March 2007

The above competitors share two characteristics: they are all well established in the United States and they mainly operate through franchise agreements.

Accor is the leading hospitality company in Europe, with major positions in many countries, such as France (18% market share), Poland (18%), Belgium (11%), the Netherlands (9%), Germany (7%) and Hungary (7%).

Source: MKG Consulting, March 2007.

European hospitality companies at December 31, 2006
(27-country European Union)

Rank	Company	Number of hotels	Number of rooms
1	Accor	2,205	241,046
2	Best Western	1,215	80,318
3	Intercontinental	505	77,721
4	Hilton Corp.	257	56,675
5	Louvre Hotels	823	56,339

Source: MKG Consulting database, March 2007.

Four Accor brands rank among the top ten in the 27-country European Union:

European integrated hotel chains at December 31, 2006
(27-country European Union)

Rank	Chain	Number of hotels	Number of rooms
1	Best Western	1,215	80,318
2	Ibis	631	65,868
3	Mercure	530	61,441
4	Novotel	268	42,768
5	Holiday Inn	272	42,566
6	Hilton	137	35,190
7	Nh Hotels	226	31,286
8	Premier Travel Inn	475	31,000
9	Etap Hotel	343	27,829
10	Riu Hotels	87	25,459

Source: MKG Consulting database, March 2007.

Services

Accor is the world's leading issuer of service vouchers.

Accor Services designs and deploys innovative solutions for companies and public institutions that improve the well-being and performance of their employees or constituents.

Service solutions

Accor Services improves the performance of companies and institutions with a range of solutions in three major areas:

- **Human resources:**
  - to motivate and retain employees and improve their performance by optimizing their workplace environment and total compensation.
  - to help local authorities and public institutions equitably allocate government assistance and benefits.
- **Marketing services:** to enable companies to stimulate and motivate their sales forces and distribution networks and to retain their customers.
- **Expense management**: to help employers control business expenses.

These solutions are delivered through a wide variety of products:

- Prepaid transaction-based products, marketed under the Ticket® umbrella brand. These products, which are Accor Services' core competency, are based on managing transactions with a concept that delivers win/win benefits for every stakeholder, including companies, local authorities, the national government, unions, affiliates and users;
- Consulting services and customized programs. These services add value to the transaction-based products by combining them into integrated solutions, such as incentive or loyalty campaigns, while providing customers with the support and control systems needed to manage them effectively.

Human resources	
Ticket Restaurant® / Ticket Alimentación®	Practical solutions to enable employers to help defray employee expenses on meals and groceries.
Ticket Childcare®	Family assistance solutions to take care of young children.
Davidson Trahaire®	Employee Assistance Programs (EAP) to provide employees with advice and psychological support.
Ticket Tesorus®	Solutions that enable small and very small companies to offer employees a Corporate Savings Plan and retirement savings fund.
Ticket CESU	Solutions that enable company or government employees to pay for childcare, dependent care or housekeeping expenses. They may be financed by companies, local authorities, the national government, mutual insurance companies or retirement funds.
Ticket Service®	To help local authorities manage and deploy welfare and assistance programs. In France, the *Ticket à la Carte* system helps to finance the cost of textbooks, sports and cultural activities.
Domiphone®	To enable local authorities to manage and control the delivery of home-help services for the elderly or sick.
Marketing services	
Accentiv'	Design and management of loyalty programs and incentive campaigns, based on a broad range of innovative incentives and rewards.
Ticket Compliments®	Gift vouchers and cards, such as Compliments® Universel, Compliments® Culture, Compliments® Travel and Delicard®.

Expense Management	
Ticket Car*	To manage company car maintenance and fuel costs.
Ticket Clean Way*	Solutions to simplify the management of workwear and uniform cleaning services.

How the service voucher principle works


ACCOR Services
Requesting refund
Designing and managing the solution
Refund
Payment
Affiliated service providers 1 million affiliates
Customers 370,000 companies and public institutions
Employees (users) 23 million users
Using the service
Distributing the service

Companies or institutions purchase vouchers from Accor at face value plus a service commission. They then distribute them to users, who sometimes pay a portion of the face value, within prescribed limits. In many countries, the vouchers also give rise to a tax rebate, which enhances their appeal for both employers and users. In the case of TicketRestaurant® in France, for example, the rebate amounted to €4.98 per employee per working day as of January 1, 2007. The user spends the vouchers at face value at affiliated restaurants merchants or service providers, which redeem them for the face value in local currency less a refund commission. Between the time Accor is paid the value of the vouchers sold and the time it repays the affiliate, the funds are invested and generate interest income, which, in addition to the service and refund fees, constitutes the business' revenue.

Accor Services' performance is underpinned by this business model, which is profitable over the long term because it delivers sustained growth, is non-cyclical, generates a high operating margin and requires little capital investment.

Moreover, service vouchers have demonstrated their economic and social usefulness in both developed and emerging markets. In a recent publication on *Food At Work**, the International Labour Office pointed out the employee health benefits of using meal and food vouchers. This is why Accor Services leveraged its flagship Ticket Restaurant® through the deployment in 5 countries in 2006 of an innovative "Nutritional Balance" program that helps restaurants encourage healthy eating practices.

Since 1995, Accor Services has been transitioning the vouchers from paper to electronic media, which are easier to use and more secure. At year-end 2006, there were more than six million users of Accor Services cards (of which two million loyalty cards) in nearly twenty countries, including Brazil, Argentina, France, Sweden and the United Kingdom.

** Christopher Wanjek, Food At Work: Workplace Solutions for Malnutrition, Obesity and Chronic Diseases (Geneva: International Labour Office, 2005).*

Global presence and market leadership

Accor Service's flagship product is the Ticket Restaurant® meal voucher, which was created in the late fifties to enable employers who did not have a staff restaurant to offer employees a subsidized lunch. Now present in 35 countries with 23 million users, the business counted 370,000 corporate and institutional customers and one million affiliates at December 31, 2006.

Its expertise and long experience have made Accor Services the world's leading issuer of service vouchers and cards. It operates in a global market comprised of city-dwelling employees and public service constituents, which is experiencing fast growth on the back of increasing urbanization and development of the services sector.

Other businesses

Restaurants

LENÔTRE
PARIS

Accor is active in all segments of the gourmet food industry through the Lenôtre subsidiary.

As our prestige brand, Lenôtre acts as an ambassador of French gastronomy around the world, with boutiques offering fine pastries, traiteur dishes, chocolates and candies. It also organizes special events and operates a number of restaurants. In all, it has 52 locations in 13 countries, including France, Germany, Saudi Arabia, South Korea, the United Arab Emirates, Spain, the United States, Japan, Kuwait, Qatar, Morocco, Thailand and Tunisia.

In France, Lenôtre manages 16 gourmet boutiques, the prestigious Pré Catelan restaurant, the Panoramique restaurant at the Stade de France sports stadium, the Café Lenôtre in Cannes, and the Pavillon Élysée, a trendy new venue dedicated to gourmet cooking that combines a cooking school for amateurs, a Lenôtre Café and a culinary design boutique.

In addition, the company trains nearly 3,000 food service professionals in its school every year and currently boasts eight employees awarded Meilleur Ouvrier de France status, an executive wine steward who was elected the World's Best Sommelier in 2000, and a portfolio of more than 30,000 recipes.

Synergies between Lenôtre and our hotel restaurants are being actively developed.

GEMEAZ CUSIN
La Grande Ristorazione all'Italiana

The Restaurants business also includes managed food services in Italy through the Gemeaz Cusin subsidiary and in Brazil as part of a joint venture with Britain's Compass.

Onboard train services

compagnie des wagons-lits

Present in France, Austria, the United Kingdom, Spain, Italy, Portugal, Compagnie des Wagons-Lits provides a variety of onboard services on high-speed trains and international night trains.

It offers a range of catering services tailored to the type of journey and each country's culture, including snack bars, in-seat and dining car services, refreshment trolleys and vending machines. On night trains, its hostesses and stewards take care to guarantee the comfort and safety of passengers, while all of the logistics support teams are committed to delivering superior quality.

The first on-board train services company to earn ISO 9001 quality certification, Compagnie des Wagons-Lits has been certified for its operations in Austria, France, Italy, Portugal and Spain, and for its corporate headquarters. It has also met the standards for ISO 14001 environmental certification in Austria, Spain and Italy, as well as at headquarters.

In 2006, the company won the tender to provide catering services on the future TGV Est Européen high-speed trains to both domestic and international destinations, including Paris-Luxembourg, Paris-Stuttgart, Paris-Munich, Paris-Zurich and Paris-Lausanne/Brig/Bern. The agreement runs for five years, from June 10, 2007 to June 30, 2012.

In addition, Compagnie des Wagons-Lits introduced two new brands for its bar services, Claro in Spain and Tout&Bien in France.

Groupe Lucien Barrière SAS

Lucien Barrière
Hôtels & Casinos

Created in December 2004, Groupe Lucien Barrière SAS is 51% owned by the Desseigne-Barrière family, 34% by Accor and 15% by Colony Capital. It is a major European player in the casino market and leader in the luxury hotel and restaurant market in France, with 35 casinos, including the Deauville, Enghien, La Baule, Montreux, Bordeaux and Biarritz casinos, and 13 luxury hotels. It also has a large number of restaurants, including Le Fouquet's on the Champs-Élysées in Paris.

Already present in France, Switzerland, Belgium and Malta, Groupe Lucien Barrière SAS is actively expanding and modernizing its portfolio of establishments.

Highlights of 2006 included the opening of the Toulouse casino, the award of the tender for the future Lille casino and the inauguration, in the autumn, of the Group's seventh grand hotel in Paris, the Fouquet's Barrière, on the corner of the Champs-Élysées and Avenue George V.

The Cannes-based Majestic Barrière and Gray d'Albion hotels, as well as the Barrière Croisette and Barrière Les Princes casinos do not form part of Groupe Lucien Barrière SAS's legal structure, but are owned by SFCMC, which is more than 65%-held by the Desseigne-Barrière family.

MILESTONES

1967

- Paul Dubrule and Gérard Pélisson create SIEH.
- First Novotel hotel opens in Lille.

1974

- First Ibis hotel opens in Bordeaux.
- Acquisition of Courtepaille.

1975

- Acquisition of Mercure.

1976

- Hotel operations are launched in Brazil.

1980

- Acquisition of Sofitel (43 hotels and 2 seawater spas).

1981

- Initial public offering of SIEH shares on the Paris Bourse.

1982

- Acquisition of Jacques Borel International, European leader in managed food services (Générale de Restauration) and concession restaurants (Café Route, L'Arche), and world leader in the issuance of meal vouchers (Ticket Restaurant), with 165 million vouchers a year distributed in eight countries.

1983

- Creation of Accor following the merger of Novotel SIEH Group and Jacques Borel International.

1985

- Creation of Formule 1, a new hotel concept based on particularly innovative construction and management techniques.
- Creation of Académie Accor, France's first corporate university for service activities.
- Acquisition of Lenôtre, which owns and manages deluxe caterer boutiques, gourmet restaurants and a cooking school.

1988

- 100 new hotels and 250 restaurants are opened during the year, for an average of one opening a day.

1989

- Formule 1 expands outside France, with two properties in Belgium.
- Alliance formed with Groupe Lucien Barrière to develop hotel-casino complexes.

1990

- Acquisition of the Motel 6 chain in the United States, comprising 550 properties. With its global brands, Accor becomes the world's leading hospitality group, in terms of hotels directly owned or managed (excluding franchises).

1991

- Successful public offer for Compagnie Internationale des Wagons- Lits et du Tourisme, which is active in hotels (Pullman, Etap, PLM, Altea, Arcade), car rental (Europcar), onboard train services (Wagons-Lits), travel agencies (Wagonlit Travel), managed food services (Eurest) and highway restaurants (Relais Autoroute).
- Creation of Etap Hotel.

1993

- Accor Asia Pacific Corp. is created by the merger of Accor's Asia-Pacific businesses with Quality Pacific Corp.
- Interest acquired in the Pannonia chain (24 hotels), as part of Hungary's privatization program.

1994

- Partnership between Carlson and Wagonlit Travel in business travel services.

1995

- Eurest is sold to Compass, making Accor the largest shareholder in the world's leading food services company.
- The Accor service vouchers market doubles in three years, to 10 million users a day.
- Disposal of 80% of the concession restaurants business.
- Introduction of an extensive training and communication program to improve environmental protection.

1996

- Accor becomes the market leader in the Asia-Pacific region, with 144 hotels in 16 countries and 56 projects under construction.
- Management of the Ibis, Etap Hotel and Formule 1 chains is consolidated within Sphere International.
- Launch of the Compliment Card in partnership with American Express.

1997

- Accor changes its corporate governance system. Paul Dubrule and Gérard Pélisson become Co-Chairmen of the Supervisory Board, while Jean-Marc Espalioux is appointed Chairman of the Management Board.
- The "Accor 2000" project is launched in a commitment to revitalizing growth and deploying breakthrough technology.

- Carlson and Wagonlit Travel merge to form Carlson Wagonlit Travel, owned equally by Accor and Carlson Companies.
- Public offer made for all outstanding shares of Accor Asia Pacific Corp.
- Acquisition of a majority interest in SPIC, renamed Accor Casinos.

1998

- Introduction of the Corporate Card in partnership with Air France, American Express and Crédit Lyonnais.
- Development of new partnerships, with Air France, French National Railways, American Express, Crédit Lyonnais, Danone, France Telecom and others.

1999

- The hotel portfolio grows by 22% with 639 new properties, led by the acquisition of Red Roof Inn in the United States.
- Deployment of the Internet strategy.
- The 50% interest in Europcar International is sold.

2000

- Accor, official partner of France's National Olympics Committee, is present at the Olympic Games in Sydney.
- 254 new hotels, including 12 Sofitel, are opened during the year.
- Launch of accorhotels.com.
- Brand logos are redesigned to highlight the Accor name, raising international visibility and public awareness.
- The Meal Service Card is introduced in China.
- 38.5% interest in Go Voyages acquired.
- 80% interest in Courtepaille sold.

2001

- Faster development of global brand awareness and visibility through the launch of an advertising campaign based on a consistent visual identity and advertising architecture.
- Broader presence in the Chinese hospitality market in partnership with Zenith Hotel International and Beijing Tourism Group.
- Sustained development of the Services business in the fast growing market for employee assistance programs, with the acquisition of Employee Advisory Resource Ltd. in the UK.
- Suitehotel launched in Europe.

2002

- 14 Sofitel properties are opened in some of the world's largest cities.
- Acquisition of a 30% interest in German hotel group Dorint AG (87 hotels, 15,257 rooms).
- Accor Services continues to expand in the global market for employee assistance services with the acquisition of Davidson Trahaire, Australia's leading provider of human resources consulting and assistance services.
- Accor Casinos is now equally owned with the Colony Capital investment firm, with Accor continuing to manage the company.
- Stake in Go Voyages is raised to 60%.
- Accor is present at the Winter Olympics in Salt Lake City.

2003

- Stake in Orbis is raised to 35.58% by purchasing an 8.41% interest held by minority shareholders.
- Stake in Go Voyages raised to 70% following the acquisition of an additional 10% interest.
- All the Dorint hotels have been cobranded as Dorint Sofitel, Dorint Novotel and Dorint Mercure.

2004

- Accor, the Barrière Desseigne family and Colony Capital set up Groupe Lucien Barrière SAS to hold the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière, Société des Hôtels et Casino de Deauville, Accor Casinos and their respective subsidiaries. Accor owns 34% of the new combination.
- Acquisition of a 28.9% interest in Club Méditerranée.
- Stake in Go Voyages is raised from 70% to 100%.

2005

- Colony Capital invests €1 billion in Accor in exchange for €500 million in ORA equity notes and €500 million in convertible bonds, enabling Accor to strengthen its equity base and step up the pace of expansion.
- Accor implements a new property management strategy and signs an initial agreement with French real estate company Foncière des Murs to transform fixed-rent leases on 128 hotels in France into variable-rent leases.
- Accor Services acquires a majority interest in Hungastro, the fourth largest issuer of service vouchers in Romania.

FINANCIAL HIGHLIGHTS

In accordance with European Commission Regulation 1606/2002 of the European Parliament and of the Council dated July 19, 2002 and European Commission Regulation 1725/2003 dated September 29, 2003, the Accor Group consolidated financial statements have been prepared, as from January 1, 2005, in accordance with the International Financial Reporting Standards (IFRSs), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

The following financial highlights have been taken directly from the consolidated financial statements at December 31, 2006.

Consolidated financial highlights

(in € millions)	2004 Restated[1]	2005 Restated[1]	2006
Consolidated revenue	6,601	7,136	7,607
EBITDAR	1,752	1,906	2,084
Operating profit before tax and non-recurring items	480	569	727
Net profit	256	364	534
Net profit, Group share	233	333	501

(1) In accordance with IFRS, consolidated data for 2004 and 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel in 2006.

Per share data

(in €)	2004 Restated[1]	2005 Restated[1]	2006
Earnings per share	1.17	1.55	2.23
Diluted earnings per share	1.13	1.51	2.17
Ordinary dividend per share	1.05	1.15	1.45[2]
Special dividend per share	0.25	-	1.50[2]

(1) In accordance with IFRS, consolidated data for 2004 and 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel in 2006.

(2) Submitted to shareholder approval at the Combined Annual and Extraordinary Shareholders' Meeting on May 14, 2007.

Total assets

(in € millions)	2004	2005	2006
Total non-current assets	7,283	7,824	6,767
Total current assets	4,070	5,094	3,821
Assets held for sale	-	260	545
Total assets	11,353	13,178	11,133

Equity and net debt

(in € millions)	2004	2005	2006
Shareholders' equity, Group share	3,128	4,301	4,098
Minority interests	70	95	66
Total Shareholders' equity and minority interests	3,198	4,396	4,164
Net debt	2,244	1,420	469

GROUP STRATEGY, INVESTMENT PLAN AND OUTLOOK

Accor is solidly anchored in two global core businesses: Services and Hotels.

In Services, it is committed to enhancing its global market leadership with highly innovative voucher products under the "Ticket" umbrella brand.

In the Hotels business, the Group's ambition is to be the leader, on five continents, in economy and midscale hotels and a major player in the upscale segment by promoting its expertise and adapting its operating structures.

Divesting non-strategic businesses

Accor is refocusing on its core Services and Hotels businesses by divesting its non-strategic assets.

As part of this process, the Group's Compass shares, most of its Club Méditerranée stake and all of its 50% interest in Carlson Wagonlit Travel were sold during the year, when aggregate proceeds from disposals totalled €759 million.

This strategic commitment is being pursued in 2007, with the early-year divestment of Go Voyages to Financière Agache Investissement (Groupe Arnault) for €281 million, giving rise to a capital gain of around €200 million. To continue leveraging the synergies developed over the past four years between Accor and Go Voyages, a three-year commercial partnership has been formed to ensure the preferred distribution of Accor hotels by Go Voyages. By the end of first-half 2007, the Group expects to have completed the disposal of its managed food services business in Italy, which reported €310 million in revenue and €14 million in EBITDA in 2006.

In all, proceeds from the divestment of non-strategic assets totalled €1 billion over 15 months.

Optimizing the financial structure

Proceeds from the disposal of non-strategic assets are being used to optimize the balance sheet. In 2006, €500 million worth of shares were bought back on the open market and cancelled. In 2007, shareholders will be asked to authorize another share buyback program, this time for €700 million, and to approve the payment of a special dividend of €1.50 per share. Together, these two transactions will return an aggregate €1 billion to shareholders over the course of the year.

Services

Four organic growth drivers

Organic growth in the Services business will be led by four main drivers: increasing the penetration rate, extending the product lines, deploying products between countries and entering new country markets. In this way, the business could achieve organic growth (excluding acquisitions and the currency effect) of 8% to 16% a year between 2006 and 2010.

Depending on the country, the drive to deepen market penetration is benefiting from more favorable legislation, increased tax exemptions and higher face values, and the development of the online Ticket Express system.

An example of a product line extension is the new CESU human services voucher introduced in France, where a major tender was won to supply the product to 100,000 government employees, for a total issue volume of €20 million.

International deployment was pursued during the year with the launch of gift vouchers in South Africa and childcare vouchers in Spain and Romania.

A value-driven acquisitions program

Acquisitions represent another important driver of future growth in Services. Accor is therefore planning to invest €500 million over the next five years to enable the business to acquire market share or expertise, thereby potentially adding another 5% to annual growth.

Already in 2006, €94 million in acquisitions were made during the year.

In the Human Resources segment, acquisitions included Commuter Check Services Corp., a US transit voucher issuer, and Serial, an Italian meal voucher company. In the Marketing Services segment, Accor Services acquired Royal Images Direct Marketing (RID), an Indian relationship marketing firm created in 1997 to manage the Citibank card holders loyalty program, and Calicado, a German company that uses a web platform to enable fast, simple delivery of incentive programs and rewards systems in the form of electronic or paper gift vouchers.

Two targeted acquisitions that have accelerated deployment of the initial expansion plan

The Group strengthened its operations in Brazil during the year by purchasing the 50% of outstanding shares it did not already own in Ticket Serviços for €197 million, of which €154 million was related to Services. Ticket Serviços manages service vouchers and hotels under Accor brands and contract food services under a local brand. With issue volume of more than €2.2 billion, a 38% market share and four million users a day, Ticket Serviços is the market leader through such products as Ticket Restaurant, Ticket Alimentation, Ticket Transport, Ticket Car and Accentiv'.

The acquisitions drive continued in early 2007, when Accor Services purchased Kadéos, a major marketing services provider in France. The €210 million acquisition has created the country's leading issuer of gift cards and vouchers.

Hotels

The Hotels business is applying a new business model, based on a brand strategy and operating structures adapted to each segment and region.

Brand strategy

The brand strategy is based on strong brands to sell the Group's expertise through management contracts and franchise agreements.

It is being deployed through targeted marketing initiatives to renew brand visibility. In 2006, for example, visibility of the Novotel and Ibis brands was raised with pan-European multimedia advertising campaigns and the sponsorship of the Olympique Lyonnais football team in France by Novotel.

A new non-standardized economy hotel brand, All Seasons, will be introduced in the first half of 2007. Located in city centers and leading centers of activities, the brand will be developed in Europe, primarily through franchise agreements and rebranding. The Group estimates that the brand could comprise some 10,000 rooms in France, Germany, the United Kingdom and Italy by 2010. By early 2007, 19 franchise contracts had already been signed and plans were underway to rebrand 12 existing hotels over the course of the year.

The Sofitel brand is being repositioned in the international luxury hotel segment. As part of this process, the brand's hotel base is being redefined, so that by 2010, of the 200 Sofitel properties 120 (excluding development) will be repositioned in the upper upscale segment and 80 will be rebranded or sold.

In the United States, a strategic review is being conducted at Red Roof Inn.

Asset-right operating structures

The Group is applying an asset-right strategy to adapt hotel operating structures to the risk-reward profile of each market segment and region.

Preferred operating structures by market segment


Owned
Fixed leases
SOFITEL
NOVOTEL
ibis
Etap

** In mature markets.*

To optimize return on capital employed and reduce earnings volatility, the Group is focusing on:

- Management contracts in the upscale;
- Variable-rent leases, management contracts and franchise agreements in the midscale;
- Variable rent leases and franchise agreements in economy hotels.

In the upscale, this process involves selling hotel properties and business assets, then signing long-term management contracts and, sometimes, retaining around a 25% interest in the acquiring company. In the midscale segment, fixed-rent leases with an option to buy are being transformed into variable-rent leases, with rents based on a percentage of hotel revenue This strategy requires finding investors with different profiles, depending on the market segment and country, but with the same ability to support the Group's expansion.

The hotel property asset disposal program is well underway and proceeding in good conditions. From 2005 to the end of February 2007, more than €3.2 billion had been realized through the management of property assets (433 hotels), of which €1.3 billion in cash and €1.9 billion eliminated from off-balance sheet commitments[1]. All of the Sofitel units in the United States have been divested under sale and management-back arrangements. In Europe, more than 300 hotels are now operated under variable-rent leases with no guaranteed minimum.

From March 2007 to the end of 2008, the Group plans to restructure 376 hotels for €1.9 billion, of which €1.3 billion in cash and €600 million eliminated from off-balance sheet commitments[1]. The Group is planning to change the operating structures of an additional 550 hotels over the 2008-2009 period.

The cash from property disposals will first be used to invest in new projects, with any surplus returned to shareholders as long as this does not jeopardize the Group's BBB credit rating.

High growth potential in the Hotels business

The expansion plan calls for the opening of 200,000 new rooms from 2006 to 2010, representing an investment of €2.5 billion with a targeted ROCE of 15%. The plan is focused on Europe, where the Group will invest €1.2 billion (€800 million in the economy segment and €400 million in the midscale), and in emerging markets, where it will spend €1.1 billion, including €750 million in Asia (of which €600 million in China and €50 million in India).

(1) Minimum lease payments discounted at 8% to net present value.

A total of 21,675 rooms in 155 hotels were opened in 2006, of which 90% are operated under management contracts and franchise agreements. More than 60% of these rooms were opened in emerging markets and 86% were opened in the midscale and economy hotels segments.

2006 Openings

(% based on number of rooms)

by operating structure


28%
Franchise
55%
Management contracts
10%
Owned and fixed leases
7%
Variable leases

by region


24%
Europe
15%
North America
7%
Latin America
48%
Asia Pacific
6%
Africa Middle East

by segment


44%
Economy
14%
Upscale
42%
Midscale

To meet the 200,000-room target, a variety of programs and resources were deployed in 2006, including initiatives to revitalize the brands, forge development partnerships and hire more business developers.

At December 31, 2006, there were 77,000 rooms in the development pipeline, of which 30,000 will open in 2007. The potential for growth will be enhanced by the launch of the All Seasons brand in France and the Mercure brand in the UK. Faster execution of the expansion plan will also be driven by the creation of top-tier partnerships with property professionals and the hiring of new business developers.

SIGNIFICANT EVENTS OF EARLY 2007

Trends

January and February RevPAR was up an aggregate 13.2% in Upscale and Midscale Hotels in Europe, 8.4% in Economy Hotels in Europe and 2.0% in US Economy Hotels. Over the same two months, Services revenue was up 14.5% like-for-like. This strong growth in business was in line with fourth-quarter 2006 trends in both businesses.

There has been no significant downturn in Accor's outlook since the end of 2006, and to the best of the Group's knowledge no events have occurred that could reasonably be expected to have a material impact on Accor's outlook for 2007.

Significant events

The following significant events have occurred since the end of 2006.

Sale and Management-Back of New York and Philadelphia Sofitels

In January, the Sofitel hotels in New York and Philadelphia, totaling 704 rooms, were sold for $255 million to a joint venture comprised of GEM Realty Capital, Inc., Whitehall Street Real Estate Fund and Accor. The venture, which was formed in March 2006, already owns the Sofitel units in Chicago, Los Angeles, Miami, Minneapolis, San Francisco and Washington, DC. Accor will retain a 25% minority interest in the joint venture and will manage the hotels under the Sofitel brand through a 25-year contract. The transaction was part of the Group's asset management strategy in the upscale segment, which is designed to increase the return on capital employed and reduce earnings volatility through sale and management-back arrangements and minority stakes in related property companies. It will have a positive impact on 2007 operating profit before tax and non-recurring items and will enable the Group to reduce its adjusted debt by more than €150 million.

Acquisition of 52 Dorint Hotels in Germany

In January, a controlling interest was acquired in 52 upscale and midscale hotels that were part of Dorint's network of 93 properties in Germany. Accor previously owned a 34% stake in Dorint AG. As part of a restructuring plan, Dorint's Board decided to split the company in two:

- By subscribing a €52 million capital increase, Accor has acquired a controlling interest in one of the new companies, which operates 52 hotels. Of the hotels, 8 were previously operated under the Dorint Sofitel brand, 17 under the Dorint Novotel brand and 27 under the Mercure brand. In the first half of 2007, they will be rebranded as, respectively, Sofitel, Novotel and Mercure units. Over the same period, Accor will buy out the minority interests for €75 million, resulting in the Group owning around a 90% stake in the new company. Financially, the transaction has enabled Accor to gain control of 52 hotels, which generate around €300 million in revenue and are expected to report 2007 EBITDA of around €16 million and operating profit before tax of around €10 million (after the rent reductions granted by lessors). By comparison, accounting for Dorint AG by the equity method resulted in a €7 million loss in 2006.
- Ebertz & Partner has acquired all outstanding shares of the other new company, which operates 41 Dorint hotels.

The transaction is subject to approval by European competition authorities.

Acquisition of Autocupón's gasoline cards business

In January, Accor Services acquired the gasoline cards operations of Autocupón, Mexico's second largest issuer, for a total of €8.5 million.

Since its founding in 1994, Autocupón, a subsidiary of Mexico's Pegaso Group, has developed a gasoline card offering for trucking companies that enables them to manage fuel, maintenance and other fleet-related costs. The company currently has a portfolio of more than 500 customers and 535 affiliated service stations. Autocupón is expected to report €2 million in revenue in 2007.

The new clientele will expand Accor Services Mexico's customer portfolio, which is comprised mainly of companies that operate van fleets using Accor Services' Ticket Car® vouchers to manage all of their vehicle-related business expenses.

The acquisition was in line with Accor Service's external growth strategy, which calls for the investment of some €500 million through 2010.

Sale of Go Voyages

As part of the disposal of the Group's non-strategic assets, Go Voyages was sold in February to Financière Agache Investissement (Groupe Arnault) for €281 million, representing a capital gain of around €200 million. To continue leveraging the synergies developed over the past four years between Accor and Go Voyages, a three-year, renewable commercial agreement has been formed to ensure the preferred distribution of Accor hotels by Go Voyages. In 2006, Go Voyages contributed €118 million to Accor's consolidated revenue and €13 million to consolidated EBITDA.

Development of a European network of apartment hotels with Pierre & Vacances

In February 2007, a partnership was formed with French holiday residence company Pierre & Vacances to develop a network of apartment hotels in Europe. Creation of the partnership is subject to approval by the European Commission. The venture, which will comprise 22 managed midscale and upscale apartment hotels (3,100 apartments), is committed to becoming the European leader in the apartment hotel market, with the creation of a new brand. Five years from now, the network is expected to comprise 50 hotels (6,500 apartments), with the joint venture managing some €180 million in business volume.

Sale of 30 hotel properties in the UK

As part of the real estate management strategy, heads of terms were agreed in February to sell 30 hotel properties (5,000 Ibis and Novotel rooms) in the United Kingdom to Land Securities Group PLC for €711 million. Accor will continue to operate the hotels under 12-year variable-rent leases, whose rents are based on an average 21% of revenue a year with no guaranteed minimum. The leases are renewable six times, for a total of 84 years (the variable rent in 2006 would have amounted to €41 million). Structural maintenance CAPEX and insurance costs will henceforth be borne by the new owner. In addition, Land Securities will finance a four-year, €53 million renovation program. The agreement also calls for the creation of a long-term development partnership that will enable Accor to step up its expansion program in the United Kingdom. Financially, the transaction will enable Accor to reduce its adjusted net debt by €543 million, of which €166 million will be added to the Group's cash reserves. It will not have any impact on EBITDA, but will add around €7 million to 2007 operating profit before tax.

Sale of 91 hotel properties in Germany and the Netherlands

In March, a memorandum of understanding was signed with Moor Park Real Estate to sell 72 hotels in Germany and 19 hotels in the Netherlands, for €863 million, including a €43-million renovation program to be paid for by the owner. The Novotel, Mercure, Ibis and Etap Hotel properties involved in the transaction represent a total of 12,000 rooms. Accor will continue to operate the hotels under 12-year variable-rent leases, whose rents are based on an average 18% of revenue a year with no guaranteed minimum. The leases are renewable six times, for a total of 84 years. Based on 2006 revenue, the variable rent would have been €49.5 million. Insurance, property taxes and structural maintenance costs, totaling €1.8 million in 2006, are now at the owner's expense. The transaction was part of the Group's sustained implementation of its innovative asset management strategy designed to reduce earnings volatility and sharpen the focus on its core competency—hotel operations. The agreement also calls for the creation of a long-term development partnership that will help to step up Accor's expansion program in the Germany and the Netherlands. Financially, the transaction will enable Accor to reduce its adjusted net debt by €612 million, of which €215 million will be added to the Group's cash reserves. It will not have any impact on EBITDA, but will add around €5 million to 2007 operating profit before tax (around €10 million over a full year).

Acquisition of Kadéos

In March, Kadéos, the PPR Group's gift card and voucher business, was acquired for €210 million, positioning Accor Services as the leader in France's gift card and voucher market. Total market issue volume is expected to come to around €2 billion in 2007, with sales increasing by 10% to 15% a year in the corporate and works council segment and by 20% to 25% in the retail segment. Kadéos designs and markets eight gift cards and nine gift vouchers for businesses and consumers. These single- and multi-banner products can be used in more than 82 chains, including FNAC, La Redoute, Conforama and other prestigious PPR banners. The cards and vouchers are sold in more than 6,500 sales outlets and are accepted by nearly 1,000 stores and websites in France. The company reported 2006 issue volume of €336 million in Europe. Accor Services already issues five gift vouchers for businesses under the Ticket Compliments® brand, which are distributed in a network of more than 300 chains, totaling 30,000 stores. Ticket Compliments' 2006 issue volume amounted to €349 million in Europe. Financially, the acquisition, which is based on a multiple of 15 times forecast 2007 EBITDA, will have a positive impact on operating profit before tax in 2007. Sustained market growth and the development of synergies between the two brands are expected to generate ROCE of around 15% by 2009.

Mercure Steps Up Development in the United Kingdom and Asia-Pacific

A Major Step Forward in the UK for Mercure

Accor announced in March 2007, that it has signed a management contract with Moorfield Real Estate Fund for 23 hotels in the United Kingdom, representing 2,236 rooms. The 20-year contract to manage Mercure brand hotels is renewable for a period of 10 years. The 23 new hotels, which are well located in most of the country's regions, will benefit from the leverage of all the brand's skills and know-how, as well as enabling the chain to step up its development and expand its market coverage in the United Kingdom. Combined 2006 revenue for the hotels is estimated at around £84 million. Accor already has 97 hotels with a total of 14,111 rooms in the UK, of which there are 2 Sofitel, 30 Novotel, 2 Mercure, 47 Ibis, 6 Etap Hotel and 10 Formule 1. The Mercure transaction is in line with Accor's strategic commitment to developing its operations in the country, notably with the opening of 2 Sofitel, 2 Novotel, 17 Etap Hotel and 10 Ibis by 2009.

Mercure pursues its development in the Asia-Pacific region

Accor's 300th hotel in the Asia-Pacific region, the Grand Mercure Xidan Beijing (formerly the Marco Polo) offers 296 rooms and suites, ideally located in the heart of the Xidan shopping district, across from the Forbidden City and Tiananmen Square and near the Financial Street business district. The Mercure chain is already present in the Asia-Pacific region with 17 unique hotels that have a strong regional character, particularly in China with the Mercure Shanghai Baolong (372 rooms), the Grand Mercure Xian on Renmin Square (202 rooms) and the Grand Mercure Shenzhen Oriental Ginza (481 rooms). Six new Mercure hotels are expected to open in the region by year-end 2007.

HUMAN RESOURCES

Key Figures

Accor employed 170,417 people around the world as of December 31, 2006, compared with 168,623 the previous year and 168,619 at December 31, 2004.

Workforce indicators are based on the average numbe· of employees for the year.

Figures are based on full-scope data, which cover:

- Full and part-time employees with permanent or fixed-term contracts exceeding three months, as well as employees hired under vocational training programs;
- Total headcount of subsidiaries and units managed by Accor under contract. Full-scope data do not reflect units in which Accor holds a stake but is not responsible for managing the teams.

Workforce by business and region at December 31, 2006

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of World	2006	2005	2004
Hotels	**19,984**	**26,813**	**20,988**	**9,937**	**53,288**	**131,010**	**121,448**	**120,917**
Upscale and mid-scale	14,176	21,012	4,200	8,360	50,455	**98,203**	89,648	90,391
Economy	5,808	5,801	-	1,577	2,833	**16,019**	15,042	14,051
Economy US	-	-	16,788	-	-	**16,788**	16,758	16,475
Services	**718**	**1,392**	**104**	**2,043**	**336**	**4,593**	**4,316**	**3,957**
Other Businesses	**4,481**	**7,695**	-	**22,638**	-	**34,814**	**42,859**	**43,745**
Travel agencies	-	-	-	-	-	-	8,529	6,875
Casinos	-	-	-	-	-	-	-	2,379
Restaurants	1,302	5,284	-	22,580	-	**29,166**	25,522	24,732
Onboard train services	1,991	2,203	-	-	-	**4,194**	4,319	4,853
Other	1,188	208	-	58	-	**1,454**	4,489	4,906
TOTAL	**25,183**	**35,900**	**21,092**	**34,618**	**53,624**	**170,417**	**168,623**	**168,619**

Despite the divestment of Carson Wagonlit Travel in the first half, the total workforce rose during the year, led by the Hotels business' strong growth in the Asia-Pacific and Africa-Middle East regions.

There was also a sharp increase in contract food service headcount in Brazil.

Human resources data at December 31, 2006

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of world	2006	2005
Number of employees	25,183	35,900	21,092	34,618	53,624	170,417	168,623
% women	53%	57%	71%	55%	36%	**51%**	52%
% men	47%	43%	29%	45%	64%	**49%**	48%
% under permanent contracts	92%	83%	100%	97%	86%	**90%**	90%
Management							
% of total workforce(1)	24%	10%	11%	10%	12%	**13%**	13%
% women	43%	43%	57%	59%	33%	**44%**	44%
% men	57%	57%	43%	41%	67%	**56%**	56%
Training							
Training expenditure as a % of total payroll	1.8%	2.2%	2.1%	4.0%	2.3%	**2.2%**	2.2%
Number of training days	40,326	43,207	78,767	75,596	89,904	**327,800**	294,009
Number of employees having attended at least one training course	13,716	15,996	46,526	33,042	60,420	**169,700**	160,906
Number of managers having attended at least one training course	5,422	3,136	2,775	2,731	12,652	**26,716**	19,879
Number of non-managers having attended at least one training course	8,294	12,860	43,751	30,311	47,768	**142,984**	141,027
Occupational accidents							
Lost-time incident frequency (LTIF)(2)	-	-	-	-	-	**21.1**	20.5
Number of fatal accidents on the job	0	0	0	0	1	**1**	0
Number of fatal accidents commuting	0	1	0	0	6	**7**	10

(1) A manager is defined as an employee who manages others and/or has a high level of expertise.
(2) Number of lost-time incidents (as defined by local legislation) per million hours worked.

Employees by age and seniority at December 31, 2006

Employees by age


35%
25%
21%
14%
5%
< 25 years
25-34 years
35-44 years
45-54 years
> 55 years

Employees by seniority


31%
29%
22%
18%
< 6 months
6 months-2 years
2-5 years
> 5 years

Accor continues to have a young workforce, with 56% of employees under 35 at year-end 2006. The seniority pyramid, however, shifted during the year, with a decline in the number of employees with more than two years seniority and an increase in the number with less than two years. This primarily reflected the disposal of Carlson Wagonlit Travel, where 71% of employees at December 31, 2005 had been with the company for more than two years.

Managers by age at December 31, 2006

Accor managers are also young, with 39% under 35, one point more than in 2005. Accor has always favored promoting within, offering career development opportunities to the best employees, enabling them to climb the corporate ladder. As part of this process, managers pay close attention to each team member's personal growth and performance, in order to identify and support high potentials and provide them with the training they need. Indeed, training plays a critical role in the process, helping to prepare high potentials to take on greater responsibilities.


Managers by age
5%
34%
36%
19%
6%
< 25 years
25-34 years
35-44 years
45-54 years
> 55 years

Human Resources Indicators

Scope of reporting

Worldwide indicators are calculated on the basis of the full-scope data defined above.

Data for France are taken mainly from the Consolidated Corporate Report – France, which consolidates data from the 2006 corporate reports prepared, in compliance with French law, by French subsidiaries that are at least 50%-owned and have at least 300 employees.

Management philosophy and values

The "Accor Spirit" has inspired and guided the Group since the beginning, with a winning, pioneering mindset and a constant concern for people.

In 2006, the values shaping this spirit were updated in a process embraced by a large number of employees, who helped to formalize our corporate vision. Today, we are firmly headed in a new direction, led by the values that have always made us strong:

- **Innovation**, to give us insight, foresight and the ability to think outside the box to imagine new solutions to drive progress;
- **A winning spirit**, to stimulate us to take risks and to deliver the bold, daring yet aligned initiatives that move us all forward;
- **Performance**, so that we all demand and give our best, both individually and as a team, to achieve superior results every day, in every thing we do;
- **Respect**, for the diversity and dignity of everyone, both in the Group and in our host communities around the world;
- **Trust**, to create a climate of confidence and trusting relationships throughout the corporate community.

These values are currently being deployed across the Group, with each manager expected to embrace them and instill them in their teams. Systems and resources are being prepared to enable employees to demonstrate them in their on-the-job practices and attitudes.

The hiring challenge

To attract and recruit the finest talent and to support our reputation as the benchmark employer in the global hospitality industry, a variety of initiatives were pursued in all our host countries to inform potential employees about our businesses, our job and career opportunities and the advantages of working at Accor. In 2006, our global brands hired 26,700 people worldwide, of which 39% were under 25.

Accor faces two main challenges in the recruitment and hiring process:

- **In mature markets**, qualified candidates are scarce due to competition from other businesses. To attract and retain the best, we therefore have to constantly enhance the Group's appeal as an employer, by using a broad array of innovative recruitment methods and offering motivating career opportunities;
- **In emerging markets**, we need to find the qualified employees required to support our expansion. In certain fast-growing regions like Asia, for example, it is very hard to recruit enough qualified hotel managers and employees to deliver the superior services and guest experience customers deserve. Qualified hotel managers and employees transfer their skills and expertise to locally hired teams.

Human resources marketing

In 2006, an advertising campaign was implemented to enhance the image of Accor and its brands and to provide frontline managers with a variety of effective hiring tools, including a recruitment guide to help recruiters design attractive, effective advertising and hiring drives. An online version of the guide was also posted on the corporate human resources intranet portal, to make it accessible to managers across the Group.

To broaden our recruitment reach, new media are constantly being tested, such as SMS job offers, employee podcasts and online job offers on accor.com.

Educational partnerships

Partnerships with national education ministries

In all its host countries, Accor maintains close relationships with Ministries responsible for education, training and employment, and with a large number of trade and business schools. We also actively participate in job fairs.

In France, a vocational and adult training agreement, signed in 1999 with the National Education Ministry and renewed in 2003, is helping to **integrate changing hotel job skills into training and certification programs and giving them more European scope**, in particular through the creation of a hotel management degree recognized across the continent. The agreement also comprises hands-on programs to deepen cooperation with universities and to provide students with better information to help them to choose careers in the hotel and food services industry.

Other achievements during the year included:

- **Hiring more than 3,500 interns in Europe** as part of vocational or technological work/study programs;

In France :

- Offering 40 internships in Accor-brand hotels under the special training programs created for hotel school teachers;
- Implementing a number of programs to enable students and teachers to discover the hospitality industry:
  - 33 food-service teachers attended Accor Academy seminars on food-service marketing and an introduction to new food-service concepts,
  - middle-school teachers attended immersion courses in our hotels,
  - Accor representatives gave presentations on hospitality jobs in a large number of middle schools,
  - other job orientation programs were deployed for teachers, counselors and students, concerning in all 2,800 middle-school students.

Work/study programs

Work/study programs are a very important source of hiring in all our host countries.

France

Accor has signed the Labor Ministry's Apprenticeship Charter and the national framework agreement initiated by the Labor Minister to create a professional-skills contact to facilitate the school-to-work transition. We are committed to helping young people develop marketable skills that will enhance their employability in Accor hotels.

These agreements led to the deployment of a number of dedicated programs in 2006:

- An apprentice recruitment campaign was rolled out, supported by 40,000 post cards distributed in chambers of commerce and high schools to promote Accor and its jobs through the key message "with apprenticeships too, your smile has a future";
- A "Heading for Work/Study" brochure was published to inform local Accor hotel managers about the various work-study programs in place and to help them choose people with the right educational backgrounds and diplomas for their hotel and brand.

In 2006, **1,390 people attended work/study programs in France**, of which 73% under apprenticeship contracts.

Germany

In Germany, where apprentices account for 20% of the workforce, the Azubi Awards are organized every year to celebrate the best apprentices. In the 2006 event, 29 apprentices took part in the reception, kitchen and serving staff finals. The winners were invited to participate in the traineeship development program to prepare for a more advanced career with Accor.

Morocco

In 2006, under an agreement with the Vocational Training Authority, Accor Morocco opened a new Apprentice Training Center at its Accor Academy Morocco facility, which had been created in 2005. The new Center will train 156 young people over three years.

Indonesia

In partnership with the Ministry of Tourism, six agreements have been signed with local hotel schools, where regular presentations by Accor teams offer a number of recruitment opportunities.

In 2006, there were **104 apprentices and 12 management trainees** in Accor hotels in Indonesia.

Regional Employment Delegations in France

In France, the Ministry agreements are implemented locally by seven Regional Employment Delegations located in the country's main employment catchment areas and tasked with:

- Defining and implementing initiatives to promote the Group's businesses and skills-sets.
- Implementing commitments under national partnerships, such as those with the National Education Ministry, the Labor Ministry (Apprenticeship Charter) and the National Employment Agency.
- Supporting the brands' employment policies.
- Short-listing applicants and creating pools of potential new candidates in each catchment area.
- Implementing the Group agreement concerning the hiring and retention of disable employees.
- Supporting employees in their job mobility and career development aspirations.

In 2006, the Regional Employment Delegations processed **10,000 resumes**, conducted **4,000 pre-selection interviews with people and groups** and participated in more than **40 job fairs**.

The Delegations are also driving the wider use of role-playing techniques in the hiring process to assess the potential capabilities of people with few or unrelated professional skills. In 2006, ninety people were hired in France using this method.

Diversity

Accor has always been fully committed to the principle of diversity and has consistently built diversity and equal opportunity into its growth strategy. In recruitment and hiring, this is reflected in a dedication to outreach and integration that focuses on each person's professional skills and capabilities. This commitment has been formalized in a number of agreements.

The Joint Declaration Against All Forms of Discrimination signed with the CFDT, FO, CGT, CFTC and CGC trade unions in France

In France, a joint declaration was signed with the unions in 1997 against all forms of discrimination based on a person's background, gender, family status, health condition, disability, culture, political opinions, union activities, ethnic origin, national affiliation, race or religion.

The Diversity Charter

In 2004, Accor and forty other leading French corporations signed the Corporate Diversity Charter in a reaffirmation of our long-standing commitment to combating all forms of discrimination and to promoting people of diverse cultural and ethnic origins.

The Group Diversity Agreement

Negotiations on diversity issues were conducted with employee representatives throughout 2006, leading in January 2007 to the signature of a Diversity Agreement with all of the Group's unions. Designed to guarantee equal opportunity and treatment, the agreement covers direct or indirect discrimination, whether deliberate or inadvertent, based on gender, age or actual or presumed ethnic or national origin, in hiring, training, promoting, compensation and career development throughout an employee's time with the company.

Accor and the unions have undertaken to:

- Work together to build a "diversity process" at Accor;
- Implement effective programs to improve the diversity of teams in France;
- Define tracking and follow-up actions;
- Express and demonstrate diversity values both in and outside the company.

This diversity process will be instilled across the organization by informing employees and getting them involved and by diversifying the range of recruitment and training methods and channels. Application of the agreement will be tracked by opinion surveys conducted by a joint labor-management Social Council.

Gender equality

Women account for 53% of employees in France (56% in Hotels and 59% in Services), while in the rest of the world, they account for 49% in Hospitality and 52% in Services.

France

The Group Diversity Agreement also covers the equal treatment of men and women.

Among the women's affirmative action plans implemented in France, the Managers Plurielles project undertaken by Etap Hotel and Formule 1 teams in 2005 has introduced programs to improve the diversity of management and to support career development opportunities for women.

The project is designed to:

- Help improve job stability for women;
- Encourage their move up to supervisory and management positions;
- Develop their skills;
- Introduce work schedules that make it easier for women to serve in management positions.

Initiatives being led by the working groups include rewriting recruitment documents to attract more female applicants, designing a gender diversity management training course and, in one hotel, recommending that certain employees be trained in childcare to provide them with additional job skills at Etap Hotel and Formule 1.

United States

Accor North America helped to organize a Women's Leadership Summit, to encourage women's success in the corporate workplace. Speakers and participants shared valuable career guidance, professional skills development, motivation and networking.

Brazil

The Accor Expectant Mothers program has been introduced to broaden the maternal benefits provided under Brazilian law with, in particular, the possibility of more flexible working hours.

Hiring and integrating the disabled

France

In 2006, a number of actions were taken to implement the Group-wide agreement signed in 2005 with union representatives to make it easier to hire and retain the handicapped:

- **Hiring**

  In 2006, 55 disabled people were hired in our businesses in France;

- **Retaining**

  The first initiative addressed the needs of housekeeping staff, whose jobs are very strenuous. Their work postures, movements and equipment were all analyzed, and new labor-saving equipment has been purchased.

- **Training and awareness-raising**

- **47 trainees were hired in our hotels in France,** thereby helping to raise employee awareness of the disabled, while enabling trainees to acquire new on-the-job skills and improve their employability.
- in September, a new disability intranet site came on line, and can now be accessed by all employees.
- a brochure presenting our disability policies was handed out to every employee in France.
- a video of employees discussing their job experience at Accor was produced to raise recruiter awareness of disability issues and improve their ability to interact with handicapped applicants.

At December 31, 2006, there were 414 employees qualified as disabled, representing 3.51% of the French workforce. The decline from the 4.26% reported in 2005 reflected application of the new calculation method published in the Law of February 11, 2005.

A partnership agreement has been signed with Messidor, a Lyon association that helps disabled people get back into the workforce, in a commitment to encouraging the hiring of handicapped trainees in Accor hotels.

Brazil

An agreement was signed with the São Paulo Regional Labor Commissariat to hire 135 handicapped people in Accor hotels over a ten-month period. By December 20, 2006, **61 people had joined our teams** under the agreement.

Providing opportunities to the underprivileged

Accor is committed to supporting equal opportunity in education and hiring for people from underprivileged backgrounds.

France

In December 2006, **Accor signed the Corporate Charter of Commitments for Equal Educational Opportunities**, which is designed to improve understanding of the business world, so as to facilitate the orientation and workplace integration of students from disadvantaged or rural areas or from underprivileged backgrounds. Our commitment is expressed in three ways: enabling middle-school teachers to discover jobs in the hospitality and food service industry, organizing the "School in the Hotel" program, during which students and teacher run a hotel for a day, and sponsoring a class in a vocational high school.

Accor was a founding member of **the Second Chance School in Paris**, part of a network created in French cities in association with the European Social Fund to encourage the workplace integration of young adults, 18 to 26, without any qualifications or degrees and who have been out of education for at least two years.

Spain

Accor is working with the city of Barcelona to help bring inexperience people into the workforce. In 2006, Accor hotels in the region offered eight housekeepers a three-month training period before hiring them on a full-time basis.

Thailand

Accor is participating in UNICEF's Youth Career Development Program, which offers 17-to-20 year-olds from disadvantaged backgrounds work/study training in our hotels. Thanks to the program, nearly thirty apprentices are working in five Accor hotels and 16 of them have been hired on a full-time basis.

Skills development

Training

Training is one of our core human resources management processes. Employees are trained in each business' unique skill sets, as well as in management, customer reception and sales. We believe that human resources development offers an opportunity to improve customer service by enhancing the professional pride, motivation and loyalty of our employees.

Accor is committed to ensuring that every employee receives some form of training every year. This objective is primarily met through the network of 14 Accor Academies, with courses tailored to the working environment and the local management team's priorities.

On-site training is also being expanded using CD-ROMs and other e-learning technologies, which make it possible to reach a wider population.

In addition to these courses, managers train their team members on a daily basis—an essential aspect of the services business and a particular priority for Accor. Were this on-the-job training to be calculated in terms of hours, the overall training commitment would be significantly higher.

In 2006, **169,700 people took part in one or more training courses,** including more than 142,000 non-managerial employees. **Worldwide training expenditure represented 2.2% of total payroll during the year.**

Courses offered by Accor Academy France in 2006 broke down as follows:

Leadership and skills management	20%
Sales and marketing	4%
Quality of service	17%
Professional skills, health and safety	59%

2006 figures – Source: Accor Academy

Mobility

Service quality depends mainly on the motivation of the person providing the service. On-the-job fulfillment, however, cannot be achieved without career advancement prospects which is why, at Accor, skills development goes hand in hand with opportunities to climb the professional ladder in one of our many core competencies.

An Expatriation and International Mobility Group was created in 2006 to:

- Support our growth objectives for the Hospitality and Services businesses;
- Respond to employee requests for international postings;
- Coordinate our expatriation and international mobility expertise.

It is organized into two sections:

- **International mobility**

  The international mobility section is comprised of mobility managers whose job is to streamline the management of international postings and careers, while guaranteeing effective application of our expatriation policies. It is organized by region, so that the mobility managers remain in constant contact with their region's frontline managers and human resources network;

- **Expatriation**

  The expatriation section consolidates all our cross-functional skills in managing expatriate assignments for all of our businesses and regions. These capabilities cover international compensation and benefits, health and repatriation insurance, and pension and other post-retirement benefits for expatriate employees.

  There were 842 expatriate employees in 2006.

Compensation and benefits

Accor compensation and benefits policies are shaped by four principles:

- Offer compensation that is competitive in each market and country,
- Ensure that men and women receive the same compensation for the same work,
- Encourage employee savings and stock ownership,
- Strengthen employee healthcare coverage and other benefits.

Compensation

Accor is committed to compensating every employee in line with market practices, which are identified and tracked through regular surveys conducted by specialized firms.

Managers receive a base salary and an incentive bonus, ranging from 5% to 30% of the base, depending on the level of responsibility, and reflecting the achievement of qualitative and quantitative objectives.

To monitor implementation of this policy and its alignment with market practices, **studies are conducted for each skills cluster, business or region.**

In 2006, for example, the Hotels business conducted in-depth studies to determine whether employee compensation was competitive compared with local market practices in Asia, for management positions, and in Brazil and France for all positions. Positions are first classified by level of responsibility and by hotel size and comfort rating, then compared with equivalent positions in other local hotel chains. Similar surveys are conducted in Accor Services as well.

Another priority focus of our compensation policy is gender-neutral compensation, which is regularly tracked with surveys. In 2006, a new survey showed no significant difference in compensation for men and women holding positions of equal responsibility.

Employee savings and stock ownership

Employees are regularly offered the opportunity to purchase Accor shares on preferential terms and conditions, as part of employee share issues. At the end of 2006, 20,284 employees owned shares in their company.

France

In France, employees of participating companies can invest in the Corporate Savings Plan set up in 1985 and steadily broadened ever since. It comprises **a conventional plan**, under which Accor contributes matching funds each time an employee invests in one of the plan's mutual funds. In addition, to support employees with little capital available for savings, the **Tesorus supplemental plan** was introduced. It is based on a booklet of vouchers, that employees can use whenever they want to pay into the plan during the year, with Accor again contributing matching funds.

Employees also receive legally-mandated profit-shares under a corporate agreement covering 153 companies in 2006, as well as annual incentive bonuses, based on their performance and their company's financial results. Incentive bonus agreements are generally signed for each hotel in order to better reflect the unit's actual business performance.

Incentive bonuses earned in 2005 and paid in 2006 amounted to an aggregate €11 million for 16,903 employees, or an average bonus of €638 for the year.

Legally mandated profit-sharing earned in 2005 and paid in 2006 amounted to an aggregate €7 million for 30,137 employees, or an average net profit-share of €229 for the year.

Insurance coverage

France

All employees in France are covered by supplementary healthcare, death and disability insurance programs. In 2006, measures were taken to revamp the healthcare insurance system and the so-called "responsible contracts" introduced as part of France's coordinated care pathway compliance scheme.

International operations

In its other host countries, Accor is committed to developing employee benefit systems that exceed the requirements of local legislation.

In Africa, for example, a 2005 audit of local systems by the management company enabled us to classify the hotels into different groups, depending on when current contracts expire and the degree of employee benefit coverage A minimum package, offering health insurance and death benefits to employees and their families, was defined for all of the hotels.

Concerning health coverage, the objective is to enable everyone to have access to medical care by providing employees and their families with a complete range of coverage, including routine care, hospitalization, maternity benefits and eye and dental care, as well as preventive care for children (especially vaccinations) and systematic HIV/AIDS coverage.

Coverage will be phased in beginning in 2007, depending on the current state of employee benefits in the country and the hotel.

To date, 18 African countries are involved in the program.

Further advances were made in insurance coverage in Egypt, where all of our employees have been covered by a death benefits plan since July 1, 2006.

Retirement benefits

International operations

In 2006, pension and post-retirement benefit systems in 32 countries on five continents were analyzed. The goal was to determine the current state of such systems across the Group by:

- Analyzing existing systems and comparing them with market practices;
- Identifying best practices.

Based on the findings, the countries were classified by type of system. To align the Group with market practices while still integrating the requirements of any systems that may have to be developed, an action plan will be prepared and implemented in each country as necessary.

Morocco

Accor now offers sickness and maternity insurance for all retired Group employees and their families. Signed with the RMA Watanya insurance company in 2006, the contract covers the reimbursement of medical, pharmaceutical, surgery and hospitalization costs, under certain conditions and up to certain limits. The coverage is co-financed by Accor Morocco and current employees.

Employee working conditions

Organizing the workweek

In France, on October 18, 2006, the Conseil d'État repealed legislation that set the workweek in the hospitality industry at the equivalent of 39 hours. Under that legislation, the hospitality industry was granted a special exemption, running from January 1, 2005 to January 31, 2007, whereby any overtime or days off earned by working from the 36th to the 39th hour of a week was compensated by six days more vacation and an additional holiday on July 1, 2006.

In February 2007, a new agreement was signed that maintained the workweek at 39 hours, but set a 10% bonus for the first four hours of overtime.

Overtime worked by non-managerial staff is compensated in the form of days off, whereas managers receive an annual base salary and are not eligible for overtime. All of the above conditions have been negotiated with union representatives.

In the Services business, at Compagnie des Wagons-Lits and head offices, the workweek for non-managerial staff is 35 hours, with managers expected to work a set 218 days a year.

At December 31, 2006, out of a total of 25,183 employees in France, 23,066, or 92%, have permanent contracts. Outside France, 90% of employees have permanent contracts.

Work-life balance

Employees increasingly express their desire to maintain a work-life balance. That's why since 2004, employees in France have been able to participate in Accor Services' Bien-Être à la Carte program. They enjoy free, confidential access to Vie Pratique® advisors, who provide them with solutions that make their day-to-day lives easier in such areas as housing, schools, personal finance and leisure activities.

Managing health and safety risks

Reducing health and safety risks in the workplace is another priority, which is being met by dedicated initiatives in all of the operating units.

Risk prevention

Spain

In 2003, our Spanish operations created a risk prevention office that defines and implements training programs to address each need, investigates work-related accidents and provides advice on improving hotel safety and security.

Australia

Several subcontractors are assisting our Australian operations in maintaining an efficient and safe workplace:

- A workplace injury management company is helping to deploy measures to reduce the number of work-related accidents, implement return-to-work programs and provide training in Occupational Health and Safety compliance;
- An insurance and safety consulting company is providing support in claims management and compliance issues. A self-assessment system has been designed for the hotels, which report results monthly to drive continuous improvement in safety performance. In addition, each hotel is audited by an outside firm at least once a year to identify best practices and continuously improve workplace safety.

United States

An employee safety awareness program has been introduced in Motel 6 units in Texas and California to teach workplace safety practices to prevent slips, falls and other common causes of accidents.

Health/safety prevention

The incident frequency rate increased by 0.6 points in 2006 to 21.1. However, if Carlson Wagonlit Travel is not included in the 2005 figures, the rate for 2006 actually declined slightly. Note as well that in the hotel industry, all work-related incidents, including minor cuts and burns, are included in the statistics.

To prevent work-related accidents, Accor has deployed training programs for kitchen staff, housekeepers and other employees who use or are in contact with sharp objects in their day-to-day duties. These programs are offered through the Accor Academies.

France

In France, 6,762 employees received safety training during the year. Lenôtre stepped up its work-related accident prevention programs in 2006, when:

- 12 dishwashers were trained by the Lenôtre Quality Department in job-specific hygiene rules and the proper use of dishwashing products;
- All new employees, regardless of their department, received basic hygiene training on orientation day;
- Fire-prevention training was offered in all Lenôtre establishments.

Measures were also taken to avoid risks specific to the hotel industry. Based on a 2005 test conducted in two Sofitels, a special program on housekeeping ergonomics was created for room-cleaning staff in 2006. This process is designed to identify and analyze the job-related causes of health impairment and recommend preventive measures to reduce physical and mental stress.

Delivered by Accor Academy in nine Sofitels in France, the program has driven practical improvements in organization, working methods and research, as well as the development of innovative tools. Specifically, it has led to:

- Better communication in the hotels.
- Significant improvements in certain organizations.
- A strong feeling among team members of being appreciated.
- Employee ownership of work-related issues and their solutions.
- A revitalized relationship with occupational physicians.

The program will be pursued and expanded in 2007.

Morocco

During the year, the **22 Accor brand hotels in Morocco were audited** once every four months by our local quality and health manager, who provided feedback, made recommendations and prepared action plans for implementation. Monthly audits and food analyses were also performed by a certified laboratory using a checklist developed jointly with the head office.

As part of the same process, all employees, regardless of brand, attended an aggregate 320 days of training in hotel and restaurant hygiene.

Aids prevention

With regard to AIDS, Accor focuses on employees who are most at risk and has developed programs in certain countries, particularly in Africa, to inform hotel staff of preventive measures and offer access to care. Other prevention campaigns are deployed for customers, if such programs are warranted by conditions and acceptable in the local culture.

Employee AIDS prevention programs vary from one country to another:

- In countries where healthcare coverage is adequate, **Accor supports government policies** by implementing job-related training programs (which always include a session on AIDS) and awareness and prevention campaigns, as well as by providing employees with access to medicine,
- In countries were coverage is inadequate or inexistent, **Accor fills the void left by government policies**. This is the case in most African countries, where AIDS prevention measures have been deployed by all our hotels across the continent.

Absenteeism

In France, the absenteeism rate is calculated by dividing the number of days absent by the theoretical number of days worked. Reasons for absenteeism during the year were as follows:

Absenteeism(1) by cause

Sick leave	5.9%
Workplace or commuting incidents	1.1%
Maternity, paternity or adoption leave	1.5%
Compensated leave (family events)	3.1%
Non-compensated leave (unpaid leave, parental leave)	0.5%
TOTAL	**12.1%**

(1) Number of days of employee absence divided by the theoretical number of days worked.

Illness remains the leading cause of absenteeism in France, while compensated absences (family events) saw the sharpest increase, rising 2.3% over the previous year.

Redundancy plans

Head Office Reorganization

In 2006, the AT Kearney consulting firm conducted an in-depth organizational review of the corporate and Hospitality head offices and support functions, whose findings made it possible to define and deploy a more efficient, responsive organization without undermining the current strengths of our teams.

As the organization of the different Hospitality divisions was rationalized, with, in particular, the reintegration of the leisure business, a number of co-existing support functions had to be merged.

A redundancy plan was negotiated and implemented, with reassignment opportunities and appropriate outplaced job offers for the 74 employees concerned. So far, nearly two-thirds of them have been reassigned.

Compagnie des Wagon-Lits

A redundancy plan undertaken in response to the announced year-end 2007 closing of the night-train business, led to the following movements in 2006:

- 7 employees took early retirement;
- 15 employees were hired by SNCF;
- 3 employees were transferred to other Compagnie des Wagons-Lits units;
- 12 voluntary departures and 14 departures for other reasons.

Another plan, introduced following the award of the contract for onboard services and logistics on French National Railways' TGV high-speed train lines, led to the following movements:

- 24 voluntary departures ;
- Reassignments to other Compagnie des Wagons-Lits units.

Social Dialogue

All of Accor's human resources policies are shaped by a focus on social dialogue. We actively support constructive discussions with employee representatives, in a commitment to fostering an efficient, high-quality working environment.

Employee relations

In 2006, a total of 113,929 hours were used for employee delegate activities.

In 1995, a worldwide agreement was signed with the International Union of Food Workers (IUF) concerning application of ILO conventions 87, 98 and 135 on employees' freedom of association and right to unionize. It ensures compliance with and full application of these conventions in all Accor establishments as well as employees' right to join the labor union of their choice. It also protects employees and their representatives against all forms of discrimination that might undermine the freedom to organize.

In France, union news and information have been communicated via a dedicated union intranet since 2002.

Collective agreements

France

Between June 1, 2005 and July 1, 2006, more than 46 company-wide agreements were signed with union organizations, while salary agreements were signed with employee representatives for all hotel and head office employees in France.

Following Lenôtre's acquisition of the Fauchon boutiques, **a company-wide agreement was signed to harmonize contractual conditions for Fauchon employees.** It covers working hours for all employees as well as compensation, insurance and healthcare coverage.

Brazil

A profit-sharing agreement was renewed through negotiations with national representatives of 29 hotel employee unions, **making**

Accor Hospitality the only hotel company in Brazil that allows employees to share in its profits.

Employee representative organizations

Group Works Council

Created by the October 12, 1984 framework agreement, the Group Works Council comprises 35 employee representatives chosen from among the elected members of 97 works councils. It Chaired by the Chief Executive Officer, the Committee meets twice a year and has access to all of the Group's business data.

Social Council

Another collective body that promotes constructive social dialogue is the Social Council, which meets on a regular basis and provides an informal forum for ongoing relations with union representatives. The Meetings address important topics that concern the Group as a whole, as well as certain strategic issues.

European Works Council

The European Works Council is co-chaired by Accor's Chief Executive Officer and an IUF representative. It meets at least once a year to examine the Group's organization, strategy and results, as well as transnational issues. In 2006, two Meetings were held in Geneva.

Outsourcing

The biggest challenge in the area of outsourcing concerns companies that provide hotel-cleaning services, which account for most of our outsourcing costs.

In response, Accor management met in 2003 with union representatives and jointly defined the process of outsourcing room cleaning. The resulting protocol agreement on the objectives and conditions for using subcontractors has strengthened partner compliance with our workplace practices. It requires strict compliance with labor laws and regulations and defines such aspects as working hours, the calculation of paid hours, and training. Enforcement is regularly monitored in collaboration with employee representatives.

Of the 795 hotels that are owned and managed in France, approximately 66 used cleaning companies at the end of 2006.

In 2002, a Sustainable Development Purchasing Charter was introduced to share our standards with suppliers. Based on reciprocal commitments, the sharing of best practices and transparent relationships, the Charter has been sent to all certified suppliers and subcontractors. It requires them to comply with carefully defined criteria in the areas of employee working conditions and environmental protection, in line with the International Labour Organization's fundamental conventions. Signing the Charter is one of the primary criteria for recertification.

The same process is followed for the certification of temporary employment agencies.

Summary Tables of Employee Data – France

Consolidated Corporate Report – France

In compliance with French legislation, the Consolidated Corporate Report consolidates data from the 2006 corporate reports prepared by French subsidiaries that are at least 50%-owned and that have at least 300 employees.

In 2006, the scope of reporting no longer included Carlson Wagonlit Travel, Protravel, Compagnie de Tourisme Frantour and the Sofitel Forum Rive Gauche.

In all, the Consolidated Corporate Report now covers 80% of Accor employees in France.

This same scope has been used for most of the indicators shown in the first table.

The Report concerns 20,136 employees in service at December 31, 2006, irrespective of the type of employment contract.

	2006	2005
Workforce		
Total number of employees [1]	20,136	23,162
% women	53%	56%
% men	47%	44%
By age		
Under 25	16.7%	16.7%
25 to 34	31.5%	32.8%
35 to 44	27.9%	27.9%
45 to 54	17.8%	16.7%
Over 55	6.1%	5.9%
By seniority		
Less than 6 months	11.3%	11.2%
6 months to 2 years	16.2%	16.4%
2 to 5 years	21.2%	22.2%
5 to 10 years	21.1%	19.5%
More than 10 years	30.2%	30.8%
Number of full-time employees under permanent contracts	14,258	16,902
Number of part-time employees under permanent contracts	4,031	4,205
Number of employees under fixed-term contracts	1,847	N/A
Number of foreign employees [2]	2,505	2,590
% of total	12.4%	11.2%
Hiring		
Number of people hired under permanent contracts	3,988	4,604
Number of people hired under fixed-term contracts	5,688	5,582
Number of people under 25 hired	5,174	5,363

(1) All employees on the payroll at December 31, regardless of the type of employment contract.
(2) Number of foreign employees working in France.

	2006	2005
Compensation		
Incentive bonuses 2005 paid in 2006		
Number of beneficiaries (1)	16,903	14,374
Average gross amount per beneficiary (in €)	638	563
Profit-shares 2005 paid in 2006		
Special Employee Profit-Sharing Reserve, net (in € millions)	7	8
Number of beneficiaries (1)	30,137	29,757
Average gross amount per beneficiary (in €)	229	256
Health and Safety Conditions		
Number of Meetings of Health, Safety and Working Conditions Committees	619	659
Number of employees attending a health and safety course	6,762	7,601
Employee Relations		
Collective agreements signed, June 2005 to July 2006	46	44
Total hours used for employee delegate activities	113,929	124,049
Number of Meetings with employee representatives	2,051	2,166
Employee Benefits		
Solidarity Fund	In 1994, a Solidarity Fund was set up in France to provide administrative or financial assistance to employees faced with major financial or family-related difficulties that they cannot overcome alone.	
Works Council benefits budget (in € millions)	2	2

(1) Among employees who worked at least three months in the year.

Full-scope data in France

Figures are based on full-scope data, which cover:

- Full and part-time employees with permanent or fixed-term contracts exceeding three months, as well as employees hired under vocational training programs;
- Total headcount of subsidiaries and units managed by Accor under contract. Full-scope data do not reflect units in which Accor holds a stake but is not responsible for managing the teams.

	2006	2005
Employment		
Total number of employees	25,183	26,683
Compensation		
Total gross payroll (in € millions)	648	655
Payroll taxes (in € millions)	264	275
Training		
Training expenditure as a percentage of total payroll	1.8%	1.9%
Average training days per employee(1)	1.6 days	1.4 days

(1) Total training days divided by total number of employees.

ENVIRONMENTAL REPORT

Introduction

In 2006, data were reported for the first time for indicators in the new, expanded version of the Hotel Environment Charter comprising 65 action points. However, despite the increase in the number of actions, the scope of reporting of Charter, water and energy data widened considerably during the year. Moreover, the reliability of reported water and energy data has been enhanced by the wider deployment of the OPEN environmental management application in all of our major operating regions.

Scope of Reporting

✲ In 2006, the Hotel Environment Charter was expanded and the number of action points increased from 15 to 65. Indicators corresponding to these action points are marked with a ✲ and concern Group hotels.

The scope of reporting increased by 44% to 3,228 hotels, 990 more than in 2005.

Results are expressed as a percentage comparing the number of hotels implementing a given action to the total number of hotels applying the Charter.

Percentage of Group hotels applying the Environment Charter

Owned/leased	93%
Managed	83%
Franchised	41%
TOTAL	**78%**

Regions covered

Europe, North America, Latin America/ Caribbean, Asia-Pacific, Africa/Middle East.

✦ Indicators for water, energy and greenhouse gas emissions are marked with a ✦ and, unless otherwise specified, concern:

- Hotels in France, the rest of Europe, North America, Latin America and the Caribbean, and the rest of the world (23 in Africa, 13 in Asia and three in the Pacific);
- Six seawater spas in France;
- Operations of Compagnie des Wagons-Lits in Austria, France, Italy, Portugal and Spain;
- Operations of the Lenôtre production facility in Plaisir, France.

In 2006, South Africa, Morocco, Mauritius, Tunisia, Saudi Arabia, the United Arab Emirates, Qatar and Bahrain were added to the scope of reporting.

The scope of reporting of water, energy and greenhouse gas indicators increased by 3% to 2,581 hotels, 78 more than in 2005.

Percentage of Group hotels reporting other indicators (water, energy, greenhouse gases)

Owned/leased	94%
Managed	52%
TOTAL	**63%**

Franchised hotels are not included in this reporting.

Regions covered:

Europe, North America, Latin America/ Caribbean, Asia-Pacific, Africa/Middle East.

Energy

Energy use

The table below shows total volume of energy used worldwide and by region. The increases in 2006 were primarily attributable to the broader scope of reporting. The ratios are presented in more detail in the 2006 Annual Report.

✦ Energy use

	France		Rest of Europe		North America		Latin America/ Caribbean		Rest of the world				
	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	2006	2005	2004
Number of establishments	681	26	536	10	946	12	50	27	81	212	2,581	2,503	2,489
Energy used (MWh)	653,566	75,680	752,934	36,146	911,095	103,534	82,124	39,059	120,571	935,786	3,710,496	3,441,571	3,059,687

Energy used by type in 2006


32%
Gaz
64%
Electricity
3%
District heating
1%
Fuel oil

Improving energy efficiency

The implementation of a program to manage energy use has generated considerable savings and helped to meet our goals with regard to global climate change. It is based on:

- Gradually deploying the web-based OPEN environmental management application to report monthly energy use;
- Enhancing employee sensitivity to the benefits of saving energy, through the intranet, DVDs, training programs and brochures;
- Carefully analyzing the energy characteristics of the hotel base and identifying areas for potential savings for inclusion in energy efficiency improvement plans;
- Identifying and recommending the most cost-effective energy savings techniques for existing hotels, renovation programs and new construction, with the goal of investing in the most appropriate solutions, then implementing and managing them correctly.

Energy-efficiency improvement indicators

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Set objectives for reducing use	67%	66%	99%	81%	63%	77%	-	- (1)
Monitor and analyze use every month	79%	91%	100%	92%	85%	89%	93%	92%
List potential technical improvements	31%	60%	99%	43%	58%	61%	-	- (1)
Organize preventive maintenance	67%	81%	100%	75%	88%	83%	-	- (1)
Use low-energy lamps for permanent lighting	45%	75%	99%	69%	59%	71%	-	- (1)
Use low-energy lamps in rooms.	35%	50%	45%	51%	50%	44%	-	- (1)
Insulate pipes carrying hot/cold fluids.	58%	80%	2%	64%	62%	47%	-	- (1)
Use energy-efficient boilers	28%	52%	1%	43%	33%	27%	-	- (1)
Use energy-efficient air-conditioning systems	40%	74%	50%	0%	50%	55%	-	- (1)

(1) New Charter action points.

Encouraging the use of renewable energies

Accor is actively encouraging the use of solar power to produce hot water. At December 31, 2006, solar panels had been installed in 43 hotels worldwide.

The Ibis Clichy, built in 2003, is fitted with photovoltaic solar panels whose electricity output is sold to France's EDF power utility.

Solar power used to produce hot water (MWh)


1,118
1,146
1,332
Total 2004
Total 2005
Total 2006

Water

Water use

The table below shows total volume of water used worldwide and by region. As was the case for energy, the increases were primarily attributable to the broader scope of reporting (Africa, Middle East and Asia). The ratios are presented in more detail in the 2006 Annual Report.

✦ Water use

	France		Rest of Europe		North America		Latin America/ Caribbean		Rest of the world				
	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	2006	2005	2004
Number of establishments	681	26	536	10	946	12	50	27	81	212	2,581	2,503	2,489
Water used *(thousands of cubic meters)*	5,110	588	4,324	148	16,116	779	887	393	1,858	12,400	42,601	38,635	35,568

Reducing water use

The program to manage water use is based on:

- Gradually deploying the web-based OPEN application to report monthly water use.
- Enhancing employee sensitivity through the intranet, DVDs, training programs and brochures, and encouraging customers to use fewer towels and sheets.
- Installing water-saving systems or technologies for reusing or recycling water.

Indicators for monitoring water use were introduced in 2006.

✲ Managing water use

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Set objectives for reducing use	59%	59%	99%	76%	65%	72%	-	- (1)
Monitor and analyze monthly use	78%	90%	100%	90%	81%	88%	92%	91%
Use flow regulators on faucets	52%	73%	100%	56%	47%	71%	-	- (1)
Use flow regulators on showers	49%	74%	100%	59%	46%	70%	-	- (1)
Use water-efficient toilets	42%	63%	2%	33%	53%	35%	-	- (1)
Suggest to customers that they reuse towels	50%	79%	99%	49%	80%	74%	-	- (1)
Suggest to customers that they reuse sheets	43%	61%	98%	35%	67%	66%	-	- (1)

(1) New Charter action point.

Other raw materials

Accor does not have any manufacturing operations and is not a direct user of raw materials other than water and energy.

Atmospheric emissions

Greenhouse gas emissions

Greenhouse gas emissions are calculated from the energy use data above:

- Direct emissions correspond to gas and fuel oil burned in hotel boilers;
- Indirect emissions concern electricity used by the hotels.

The increase in direct emissions and decrease in indirect emissions reflect changes in the type of energy used, with natural gas accounting for a larger share of the total in North America and Latin America. As was the case for energy, the increases for the "Rest of the world" were mainly attributable to the broader scope of reporting.

✦ *Greenhouse gas emissions*

	France		Rest of Europe		North America		Latin America/ Caribbean		Rest of the world				
	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	Owned or leased	Managed	2006	2005	2004
Number of establishments	681	26	536	10	946	12	50	27	81	212	2,581	2,503	2,489
Direct greenhouse gas emissions (tonnes of CO_2 equivalent)	28,955	2,558	64,369	3,758	79,691	8,470	4,642	2,398	4,710	53,991	253,542	166,429	202,950
Indirect greenhouse gas emissions (tonnes of CO_2 equivalent)	43,987	5,507	179,682	8,242	293,476	33,089	12,676	2,444	70,830	485,421	1,135,354	1,216,896	824,136

Emission coefficients for the generation of electricity are based on the Greenhouse Gas Protocol Initiative (www.ghgprotocol.org).

Ozone-depleting cooling liquids

Cooling fluids present only a small risk of coolant emissions in normal use. However, there is a risk of coolant evaporation during maintenance operations or as a result of an accident. To limit this risk, cooling systems are regularly maintained by qualified companies. In 2006, two coolant use indicators were included in the environmental reporting process.

✲ *Protecting the ozone layer*

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Eliminate installations containing CFCs	35%	48%	99%	37%	39%	58%	-	- (1)
Verify that equipment containing CFCs, HFCs and HFCs is leak-proof	42%	74%	99%	67%	69%	70%	-	- (1)

(1) New Charter action point.

Wastewater

Accor's activities generate wastewater whose content is similar to household wastewater. The hotels, most of which are in urban locations, are generally connected to municipal sewage systems.

44% of the restaurants that apply the Hotel Environment Charter have restaurants, whose cooking oil and fats are increasingly being collected to limit quantities discharged into the local sewage system.

✿ *Wastewater*

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Collect cooking oil	96%	92%	96%	72%	69%	86%	-	- (1)
Collect fats	92%	84%	91%	52%	83%	83%	-	- (1)

(1) New Charter action point.

Waste

Types of waste

Building on the success of the program initiated in 2004, waste audits have been extended to all the brands operating in France. The program has also been deployed in other countries to improve waste classification and recovery in all our host regions. Audits conducted in hotels in Brazil, New Zealand, Canada and France have helped identify ways to reduce waste volumes and improve recovery and recycling. The audits have also made it possible to define the percentage and type of unsorted, non-hazardous industrial waste in hotels based on source.

Source of unrecycled waste (Sofitel hotels)*


42%
Food services
12%
Breakfast
2%
Rooms
44%
Other premises

** Source: "Reduce Waste by 10%" campaign in France, 2006.*

Source of unrecycled waste (Ibis hotels)*


32%
Food services
18%
Breakfast
8%
Rooms
42%
Other premises

** Source: "Reduce Waste by 10%" campaign in France, 2006.*

A significant portion of residual waste in both Sofitel and Ibis hotels comes from other premises, such as seminar rooms, bars, offices, reception areas, laundry rooms, concierge offices, coat rooms and staff dining rooms.

Potentially hazardous waste is comprised mainly of batteries, electrical and electronic appliances, compact fluorescent tubes and light bulbs, and toner cartridges.

Recycling non-hazardous waste

Recovering resources from waste is a major aspect of the Hotel Environment Charter. In 2006, additional indicators were included in environmental reporting to more clearly identify hotel waste treatment and recycling initiatives. In some regions, waste recovery programs are rudimentary or non-existent because of a lack of treatment facilities.

✲ Resource recovery

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Recycle paper/cardboard packaging	64%	90%	7%	88%	61%	54%	82%	79%
Recycle paper, newspapers and magazines	52%	88%	6%	86%	55%	49%	75%	73%
Recycle glass packaging	58%	93%	6%	83%	58%	52%	81%	79%
Recycle plastic packaging	29%	68%	6%	72%	48%	35%	-	- (1)
Recycle metal packaging	22%	52%	6%	84%	36%	29%	-	- (1)
Recycle organic waste from restaurants	11%	58%	26%	15%	25%	31%	-	- (1)
Recycle green waste from lawns and gardens	47%	58%	0%	13%	30%	30%	-	- (1)
Organize waste sorting in hotel rooms	13%	14%	1%	49%	22%	12%	-	- (1)

(1) New Charter action point.

Eliminating Hazardous Waste

Specialized collection services are used to manage the most toxic forms of waste.

✲ Management of hazardous industrial waste

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Dispose of hotel batteries safely	86%	89%	18%	64%	38%	61%	-	- (1)
Dispose of customer batteries safely	45%	27%	18%	24%	7%	28%	-	- (1)
Recycle electrical and electronic appliances	43%	71%	1%	25%	21%	34%	-	- (1)
Recycle toner cartridges	90%	96%	2%	88%	65%	62%	94%	94%
Dispose of compact fluorescent tubes and light bulbs safely	70%	77%	19%	35%	26%	50%	-	- (1)

(1) New Charter action point.

Reducing waste volumes at the source

Accor makes a special effort to reduce waste volumes at the source. Trial programs are underway with suppliers to reduce the amount of packaging used in hotel supplies.

✲ Reducing waste upstream

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Limit the use of disposable packaging for hotel supplies	25%	46%	6%	32%	31%	25%	-	- (1)
Limit individual packaging for hygiene products	14%	33%	98%	40%	18%	45%	-	- (1)

(1) New Charter action point.

Soil Contamination

Accor's activities do not contaminate the soil.

Noise Pollution and Odors

As Accor's activities generate very little noise pollution or odors, no related measures have been taken.

Local Impact and Biodiversity

The vast majority of Accor hotels are located in downtown and suburban areas, where they have little impact on the local environment. Whenever a hotel may have a direct impact on an environmentally sensitive area, impact studies are carried out before it is built or renovated. In Africa, for example, all project managers use a special evaluation grid to assess potential impacts.

The Hotel Environment Charter also has a number of action points that focus on enhancing the integration of hotels into their local environment. These actions are often carried out in partnership with associations. In France, for example, Etap Hotel works alongside the Bird Protection League (LPO) to raise awareness among employees and customers of the importance of biodiversity. In Indonesia, a similar partnership has been created with KEHATI, an environmental protection association.

Biodiversity

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Reduce the use of insecticides	29%	57%	1%	50%	39%	28%	-	- (1)
Reduce the use of herbicides	24%	51%	1%	45%	34%	24%	-	- (1)
Reduce the use of fungicides	18%	46%	1%	44%	29%	21%	-	- (1)
Use organic fertilizers	41%	59%	1%	53%	49%	33%	-	- (1)
Choose plants suitable to the local environment	31%	60%	1%	81%	69%	35%	-	- (1)
Plant at least one tree a year	52%	52%	1%	76%	77%	40%	62%	59%
Support a local environmental initiative	33%	28%	1%	52%	54%	25%	37%	35%

(1) New Charter action point.

Assessment and Certification

Environmental management

Environmental management is based on the Hotel Environment Charter, whose enhancements in 2006 reflect a commitment to reducing our environmental footprint by focusing the process on the hotel. This is one reason why the number of hotels reporting environmental data rose sharply in 2006, to 78% of the entire portfolio.

Environmental management

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Number of initiatives underway	27.8	36.8	30.2	31.5	30.2	31	11.97	11.64

A full presentation of the new Charter can be found on: www.accor.com.

Assessment

The web-based OPEN environmental management application enables units across the Group to:

- Monitor implementation of the Hotel Environment Charter in every host country, regardless of the hotel operating structure. Each hotel completes an online questionnaire, specifying the action points implemented in accordance with the Charter. The application can also be used to create a datasheet to inform customers and employees of the hotel's environmental initiatives. In 2006, hotels in the United States used OPEN for the first time to consolidate their data;
- Track and control water and energy use. A growing number of hotels are managing use on OPEN. Data are available to both operational and support staff, enabling them to compare actual use or ratios (such as liters of water per room night or KWh per room built) from one year to the next and among different hotels and brands.

Certifications

As of the end of 2006, the following facilities had been ISO 14001-certified:

- Ibis: 149 owned or leased hotels in France and 33 hotels in Brazil.
- Six Accor Thalassa spas.
- Sofitel Athèna Airport (Greece);
- Novotel London West (United Kingdom);
- Novotel and Ibis Homebush Bay (Australia);
- Compagnie des Wagons-Lits headquarters in France and sites in Austria, Italy and Spain;
- Accor Services' headquarters in France.

In addition, 16 establishments received environmental certification from other organizations:

- Hotel Association of Canada: 11 hotels;
- Milieu Barometer: 1 hotel in Amsterdam;
- Green Globe certified: 1 hotel in Cairo;
- Green Globe benchmarked: 2 hotels in Egypt;
- Eco-Certification: 1 hotel in Malta.

Compliance

All of the hotels in France are informed of environmental compliance requirements via the environment intranet. Compiled by a consultancy and updated every quarter, this list of requirements identify the statutes that may be applicable to hotels and specify compliance requirements for each one. This enables hotels to compare their compliance with each requirement and correct any shortcomings.

Environmental Expenditure

The Sustainable Development Department's environmental budget, excluding operating costs, amounted to €164,000 in 2006, and was primarily committed to deploying the new Hotel Environment Charter worldwide and to supporting partnerships. The budget did not include any costs incurred by the hotel brands or support functions, which are not consolidated.

Environmental Policy Organization

Environmental policy is defined by the Sustainable Development Department, which reports to the Executive Vice President in charge of Human Resources and Sustainable Development, member of the Executive Committee. The Department defines environmental policies and coordinates cross-functional initiatives with the units concerned, such as human resources, purchasing, marketing, legal affairs and technical services. Promotion of our sustainable development policies and the exchange of best practices are managed by 94 sustainable development liaison officers.

Raising environmental awareness among employees

✲ Raising employee awareness

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Raise environmental awareness among employees	80%	79%	100%	89%	77%	86%	68%	60%
Integrate environmental protection into all our jobs	66%	76%	100%	64%	62%	78%	-	- (1)

(1) New Charter action point.

In 2006, a large number of Sustainable Development Committees were created at regional and brand level with the goal of federating best practices and raising employee awareness.

Our environmental education programs have also proved successful. In 2006, some 1,940 employees enrolled for Ibis environmental training programs in France and a similar program was created in the Middle East.

Raising environmental awareness among customers

✲ Educating customers

	France	Rest of Europe	North America	Latin America/ Caribbean	Rest of the world	2006	2005	2004
Number of establishments	1,059	757	965	139	308	3,228	2,238	2,048
Raise environmental awareness among customers	56%	54%	99%	58%	76%	70%	77%	72%
Provide customers with environmentally friendly transportation alternatives	39%	71%	1%	6%	44%	34%	-	- (1)

(1) New Charter action point.

Customers are encouraged to get involved in our environmental initiatives, notably through partnerships with France's Agency for Environment and Energy Management (ADEME) and the Bird Production League (LPO). Conservation measures, such as reusing sheets and towels and using environmentally friendly means of transportation have been developed to raise customer awareness.

Organization created to respond to accidental pollution whose consequences extend beyond Group establishments

In seawater spas, procedures have been introduced to alert public authorities in the event of non-compliant wastewater analyses. In 2006, no alerts were given.

Provisions and guarantees for environmental risks

No material provisions have been set aside for environmental risks.

Penalties paid following a court ruling on environmental claims

Accor has not been the subject of a court ruling in connection with any environmental claims.

Objectives assigned to foreign subsidiaries

The environmental policy applies to all establishments outside France that are directly operated by Accor and its subsidiaries.

Financial Review

ANALYSIS OF CONSOLIDATED FINANCIAL RESULTS

Accor reported record earnings in 2006, reflecting strong growth led by an upturn in the European hotel cycle and the promising business environment in Services. Margin improvement was also supported by the sharper focus on the core business base, application of the new Hotels business model and the impact of the new streamlined organization.

The balance sheet was further strengthened during the year by the steep reduction in net debt enabled by the strategy of disposing of non-strategic assets and hotel properties.

The year also saw sustained execution of the Hotel business' investment plan and the Services business' acquisitions program.

Revenue

Consolidated revenue rose by 6.6% to €7,607 million in 2006.

Business expansion accounted for 3.3% of growth while asset disposals, mainly in the Hotels business, had a negative impact of 3.7%. The currency effect was a positive 0.4%.

On a like-for-like basis (excluding changes in scope of consolidation and exchange rates), revenue was up 6.7% for the year, with a sharp acceleration to 7.8% in the final quarter.

Revenue by business

(in € millions)	2004 Restated(1)	2005 Restated(1)	2006	% change restated 2005-2006	Like-for-like(2) % change 2005-2006
Hotels	**4,956**	**5,195**	**5,467**	**+5.2%**	**+6.1%**
Upscale and Midscale Hotels	2,787	2,857	2,984	+4.5%	+6.8%
Economy Hotels	1,247	1,374	1,492	+8.6%	+5.9%
US Economy Hotels	922	964	991	+2.7%	+4.5%
Services	**518**	**630**	**760**	**+20.5%**	**+15.5%**
Other businesses	**1,127**	**1,311**	**1,380**	**+5.3%**	**+4.6%**
Casinos	221	326	336	+3.1%	+3.6%
Restaurants	458	518	575	+11.1%	+5.8%
Onboard train services	261	264	265	+0.2%	-0.6%
Other	187	203	204	+0.8%	+9.6%
TOTAL	**6,601**	**7,136**	**7,607**	**+6.6%**	**+6.7%**

(1) In accordance with IFRS, consolidated data for 2004 and 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel in 2006.

(2) Excluding changes in scope of consolidation and exchange rates.

Revenue by region - 2006


North America
15%
Latin America Caribbean
10%
France
34%
Rest of Europe
34%
Other countries(*)
7%

* *Includes worldwide structures.*

Revenue by business - 2006


72%
Hotels
10%
Services
18%
Other businesses

Hotels

At €5,467 million, Hotels revenue increased 5.2% on a reported basis, but rose 6.1% like-for-like, lifted by an upturn in the European hotel cycle, beginning in the first quarter in the north and the fourth quarter in the south.

Quarter-by-quarter growth in Hotels revenue, like-for-like


+5.2%
+5.7%
+6.3%
+7.2%
+6.1%
Q1
Q2
Q3
Q4
2006

Upscale and Midscale Hotels

Revenue from the Upscale and Midscale Hotels business, represented by the Sofitel, Novotel and Mercure brands, rose by 4.5% as reported and 6.8% like-for-like, with an acceleration to 8.2% like-for-like in the fourth quarter.

Growth continued to gain momentum in France, resulting in a 6.6% like-for-like increase for the fourth quarter, compared with a 2.8% rise over the first nine months of the year. Trends were very favorable throughout the year in the rest of Europe, especially in the United Kingdom (up 8.7% like-for-like) and Germany (up 10.2% like-for-like).

Economy Hotels

In the non-US Economy Hotels business, represented by the Ibis, Etap Hotel and Formule 1 brands, revenue rose 8.6% to €1,492 million. Like-for-like growth surged to 8.0% in the final quarter, to end the year at 5.9% overall.

US Economy Hotels

In the US Economy Hotels business, represented by the Motel 6 and Red Roof Inn brands, revenue rose 2.7% to €991 million for the year. Like-for-like growth was 4.5%, with Motel 6 and Red Roof Inn posting increases of 4.5% and 4.0% respectively.

RevPAR (Revenue Per Available Room)

Revenue per available room (RevPAR) is defined as occupancy times average room rate.

Cumulative RevPAR at December 31, 2006 by segment

	Occupancy Rate		Average room rate		RevPAR			
	Subsidiaries (reported)		Subsidiaries (reported)		Subsidiaries (reported)		Subsidiaries (like-for-like [1])	Subsidiaries & managed (reported)
	(in %)	*(chg in pts)*		*(chg in %)*		*(chg in %)*	*(chg in %)*	*(chg in %)*
Upscale and Midscale Europe (in €)	65.3%	+2.3	98	+5.0%	64	+8.7%	+8.0%	+9.0%
Economy Europe (in €)	72.7%	+0.2	53	+6.1%	38	+6.5%	+5.7%	+6.2%
Economy US (in $)	64.9%	-0.9	47	+6.3%	31	+4.8%	+4.5%	+4.8%

(1) At comparable scope of consolidation and exchange rates.

Upscale and Midscale Hotels: Cumulative RevPAR at December 31, 2006 by country

	Occupancy Rate		Average room rate		RevPAR			
	Subsidiaries (reported)		Subsidiaries (reported)		Subsidiaries (reported)		Subsidiaries (like-for-like [1])	Subsidiaries & managed (reported)
(in local currency)	*(in %)*	*(chg in pts)*		*(chg in %)*		*(chg in %)*	*(chg in %)*	*(chg in %)*
France	63.1%	+1.7	104	+3.1%	66	+5.9%	+5.4%	+6.5%
Germany	65.9%	+4.7	77	+7.9%	51	+16.1%	+14.3%	+13.6%
Netherlands	66.5%	+1.0	111	+9.0%	74	+10.7%	+10.6%	+10.8%
Belgium	68.8%	+1.9	98	+2.4%	68	+5.2%	+5.2%	+8.1%
Spain	61.7%	+0.5	95	+0.7%	59	+1.6%	+12.7%	+1.1%
Italy	64.0%	+3.0	115	+2.0%	73	+7.0%	+7.0%	+7.0%
UK (in £)	76.9%	+3.9	80	+4.3%	61	+9.8%	+9.9%	+10.0%
USA (in $)	72.7%	-1.0	217	+21.9%	158	+20.2%	+14.6%	+14.4%

(1) At comparable scope of consolidation and exchange rates.

Economy Hotels: Cumulative RevPAR at December 31, 2006 by country

	Occupancy Rate		Average room rate		RevPAR			
	Subsidiaries (reported)		Subsidiaries (reported)		Subsidiaries (reported)		Subsidiaries (like-for-like [1])	Subsidiaries & managed (reported)
(in local currency)	*(in %)*	*(chg in pts)*		*(chg in %)*	*(chg in %)*	*(chg in %)*	*(chg in %)*	*(chg in %)*
France	72.8%	-0.7	45	+5.5%	33	+4.4%	+4.1%	+4.4%
Germany	71.1%	+0.0	54	+6.6%	38	+6.6%	+6.5%	+7.0%
Netherlands	80.7%	+6.5	74	+6.1%	59	+15.3%	+15.3%	+15.3%
Belgium	76.0%	+0.7	63	+4.2%	48	+5.1%	+5.1%	+5.1%
Spain	76.2%	+3.7	52	+5.9%	40	+11.2%	+11.0%	+11.2%
Italy	59.3%	+1.7	72	+1.0%	43	+4.0%	+6.1%	+4.0%
UK (in £)	74.1%	+0.3	51	+4.5%	37	+4.9%	+6.0%	+5.4%
USA (in $)	64.9%	-0.9	47	+6.3%	31	+4.8%	+4.5%	+4.8%

(1) At comparable scope of consolidation and exchange rates.

Services

The Services business had an excellent year in 2006 with revenue of €760 million, up 20.5% as reported and 15.5% like-for-like.

In 2006, 55% of the business was generated in Europe and 40% in Latin America.

In Europe, the expanded product range and higher penetration rates drove very good revenue growth, of 17.4% as reported and 13.6% like-for-like.

In Latin America, revenue was up 24.0% as reported and 18.2% like-for-like, but momentum slowed to 11.8% like-for-like in the fourth quarter due to weaker growth in financial revenue and more aggressive competition in Brazil.

Other businesses

Casinos

Casinos revenue totaled €336 million, up 3.1% as reported and 3.6% like-for-like.

Restaurants

Revenue from the restaurants business (restaurants and managed food services in Italy and Brazil, and Lenôtre) amounted to €575 million, up 11.1% on a reported basis and 5.8% like-for-like.

Onboard train services

Onboard train services revenue stood at €265 million, up 0.2% as reported and down 0.6% like-for-like.

EBITDAR

EBITDAR (earnings before interest, taxes, depreciation, amortization and rental expense) represents a key financial performance indicator.

It totaled €2,084 million in 2006, an increase of 9.4% from the €1,906 million reported in 2005, broken down as follows:

- Like-for-like growth: €184 million;
- Business development: €44 million;
- Disposals: €(50) million.

EBITDAR by business

(in € millions)	2004 Restated(1)	2005 Restated(1)	2006	% change restated 2005-2006	Like-for-like(2) % change 2005-2006
Hotels	**1,459**	**1,553**	**1,673**	**+7.7%**	**+8.5%**
Upscale and Midscale Hotels	686	704	750	+6.5%	+8.5%
Economy Hotels	442	495	542	+9.4%	+7.8%
US Economy Hotels	331	354	381	+7.7%	+9.4%
Services	**207**	**255**	**310**	**+21.7%**	**+18.4%**
Other businesses	**86**	**98**	**101**	**+3.5%**	**+5.7%**
TOTAL	**1,752**	**1,906**	**2,084**	**+9.4%**	**+9.7%**

(1) In accordance with IFRS, consolidated data for 2004 and 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel in 2006.

(2) Excluding changes in scope of consolidation and exchange rates.

EBIDAR by region at December 31, 2006


North America
21%
Latin America Caribbean
9%
France
30%
Rest of Europe
37%
Other Countries(1)
3%

Includes worldwide structures.

EBITDAR represented 27.4% of consolidated revenue, compared with 26.7% in 2005 and 25.8% in 2004. Like-for-like, EBITDAR margin improved by 0.8 points, led by the upturn in the hotel cycle, sustained refocusing on the core businesses and application of the new Hotels business model.

EBITDAR margin widened by 0.7 points like-for-like, to 30.6% from 29.9% in 2005. Gross margin stood at 25.2% in the Upscale and Midscale Hotels business, up 0.5 points like-for-like; 36.3% in the non-US Economy Hotels business, up 0.6 points; and 38.4% in the US Economy Hotels business, up 1.7 points.

Services EBITDAR margin rose to 40.8% from 40.4% in 2005, reflecting a one-point improvement like-for-like.

EBIT

EBIT, corresponding to EBITDAR after rental expense, depreciation, amortization and provisions, rose 19.2% to €812 million from €681 million in 2005. The increase may be analyzed as follows:

(in € millions)	2004 Restated(1)	2005 Restated(1)	2006	% change restated 2005-2006	Like-for-like(2) % change 2005-2006
EBITDAR	1,752	1,906	2,084	+9.4%	+9.7%
Rental expense	(766)	(810)	(836)	+3.3%	+1.7%
Depreciation, amortization and provisions	(407)	(416)	(436)	+4.8%	+5.4%
EBIT	**579**	**681**	**812**	**+19.2%**	**+21.7%**

(1) In accordance with IFRS, consolidated data for 2004 and 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel in 2006.
(2) Excluding changes in scope of consolidation and exchange rates.

Rental expense amounted to €836 million, up 3.3% as reported but only 1.7% like-for-like. Depreciation, amortization and provisions represented 12.4% of the net book value of property, plant and equipment.

Operating profit before tax and non-recurring items

Operating profit before tax and non-recurring items, corresponding to EBIT less net financial expense plus share of profit of associates, represents the result of operations after the cost of financing Group businesses and before tax. In 2006, it stood at €727 million, up 27.7% as reported and 28.7% like-for-like.

(in € millions)	2004 Restated(1)	2005 Restated(1)	2006	% change restated 2005-2006	Like-for-like(2)% change 2005-2006
EBIT	579	681	812	+19.2%	+21.7%
Net financial expense	(100)	(120)	(96)	-19.8%	-9.3%
Share of profit of associates	1	8	11	N/M	N/M
OPERATING PROFIT BEFORE TAX AND NON-RECURRING ITEMS	**480**	**569**	**727**	**+27.7%**	**+28.7%**

(1) In accordance with IFRS, consolidated data for 2004 and 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel in 2006.
(2) Excluding changes in scope of consolidation and exchange rates.

Operating profit before tax and non-recurring items by business 2006


62%
Hotels
38%
Services

Net financial expense declined by €24 million, to €96 million from €120 million in 2005, primarily as a result of the decrease in interest expense, to €98 million from €133 million the year before.

Total fixed asset holding costs (rental expense plus depreciation and interest) increased to €1,368 million from €1,346 million in 2005. They declined to 18.0% of revenue, versus 18.9% in 2005, thereby contributing to the increase in operating profit before tax and non-recurring items.

Share of profit of associates, which mainly corresponded to the results of Orbis in Poland and of the Dorint hotels in Germany, totaled €11 million, versus €8 million in 2005, when it also included the results of Club Méditerranée

Net profit, Group share

(in € millions)	2004 Restated(1)	2005 Restated(1)	2006	% change restated 2005-2006
Operating profit before tax and non-recurring items	480	569	727	+27.7%
Restructuring costs	(13)	(39)	(69)	
Impairment losses	(49)	(107)	(94)	
Gains and losses on management of hotel properties	(8)	73	109	
Gains and losses on management of other assets	(26)	(38)	15	
PROFIT BEFORE TAX	**384**	**458**	**688**	**+50.2%**
Income tax expense	(144)	(117)	(258)	
Profit or loss from discontinued operations	16	23	104	
CONSOLIDATED NET PROFIT	**256**	**364**	**534**	**+46.7%**
Minority interests	(23)	(31)	(33)	
NET PROFIT, GROUP SHARE	**233**	**333**	**501**	**+50.7%**

(1) In accordance with IFRS, consolidated data for 2004 and 2005 have been adjusted to reflect the disposal of Carlson Wagonlit Travel in 2006.

Restructuring costs totaled €69 million for the year, compared with €39 million in 2005. In 2006, these costs primarily concerned various reorganization measures, whereas in 2005 they included expenses arising from the departure of executives in connection with the early-2006 change in Accor's corporate governance structure, the effects of which were recognized in 2005

Impairment losses amounted to €94 million, primarily corresponding to impairment of goodwill and financial assets.

Gains and losses on the management of hotel properties, corresponding to capital gains and losses on disposals carried out during the year as part of the Group's hotel asset management strategy, represented a net gain of €109 million. They primarily comprised the €143 million gain on the sale and variable lease-back of 70 hotels and spas to Foncière des Murs, and the €15 million loss on the sale and management-back of six Sofitel properties in the United States.

Gains and losses on the management of other assets relate to disposals of non-strategic assets carried out during the year as part of the Group's strategy of refocusing on its core businesses. In particular, they include:

- A €4 million capital loss on the sale of the Group's entire 1.42% stake in Compass, for €95 million, in March;
- An €11 million charge corresponding to the capital loss on the sale of most of the investment in Club Méditerranée and a provision to write down the shares remaining to be sold in the near future. The Group is divesting most of its interest in Club Méditerranée, selling shares representing 22.9% of issued capital out of the 28.9% held at the beginning of 2006. A 17.5% interest was sold in June for €44.90 a share, of which 13.5% to a group of investors participating in the shareholder pact that includes Accor. Accor will retain a 6% stake in the company, which it has committed to holding for two years under the shareholder pact;
- A €5 million capital gain on the sale of the Compagnie du Mont Blanc shares;
- A €15 million capital gain on the sale of Casino de Mandelieu.

Income tax expense came to €258 million, versus €117 million in 2005. The effective tax rate (expressed as a percentage of profit before tax and non-recurring items) was 37.5% in 2006, compared with 25.5% the year before. The increase was primarily due to the non-recurrence of the favorable impact in 2005 of changes in the tax rules applicable to Repackaged Perpetual Subordinated Floating Rate Notes and to the provisions for tax risks recognized in 2006.

As part of the refocusing strategy, all of the Group's 50% interest in Carlson Wagonlit Travel (CWT) was sold during the year to Carlson Companies and One Equity Partners LLC (OEP) for $465 million. Because CWT was one of the Group's reportable business segments, "profit or loss from discontinued operations" includes the company's net profit until the date of sale, as well as, in 2006, the €90 million capital gain on its divestment.

After minority interests of €33 million, net profit attributable to shareholders came to €501 million, up 50.7% from the prior year.

As a result, earnings per share rose to €2.23 from €1.55 in 2005, based on the weighted average 224,737,748 shares outstanding in 2006.

Cash flows

(in € millions)	2004	2005	2006
Funds from operations before non-recurring items	853	935	1,024
Renovation and maintenance expenditure	(304)	(436)	(454)
FREE CASH FLOW	**549**	**499**	**570**
Expansion expenditure	(636)	(476)	(671)
Expenditure on assets held for sale	-	-	(95)
Proceeds from disposals of assets	423	310	1 459
Dividends	(284)	(287)	(276)
Proceeds from issue of share capital	312	822	(258)
Change in working capital requirement	161	297	265
Other	(134)	(342)	(43)
DECREASE/(INCREASE) IN NET DEBT	**391**	**823**	**951**

Funds from operations before non-recurring items increased 9.5% to €1,024 million, from €935 million in 2005.

Renovation and maintenance expenditure amounted to €454 million and represented 6.0% of revenue for the year.

Free cash flow amounted to €570 million.

Development expenditure totaled €671 million for the year, compared with €476 million in 2005.

In line with the expansion plan, €342 million was invested in the Hotels business in 2006, of which €153 million in the Asia-Pacific region, €131 million in Europe, €34 million in Latin America, €17 million in Africa and the Middle East and €7 million in North America.

A total of €248 million was invested in the Services business during the year. As part of its external growth strategy, Accor Services committed €94 million to acquire Commuter Check Services Corp., a US transport voucher issuer; Serial, an Italian meal voucher company; Royal Images Direct Marketing (RID), an Indian relationship marketing firm; and Calicado, a German issuer of gift vouchers and cards. In addition, the Group strengthened its presence in Brazil by purchasing the 50% of outstanding shares it did not already own in Ticket Serviços from Brookfield Asset Management Inc. and Espirito Santo Resources, Ltd. for €197 million, of which €154 million was related to Services. Ticket Serviços manages service vouchers and hotels under Accor brands and contract food services under a local brand.

2006 Disposals

(in € millions)	**2006**
Compass	95
Club Méditerranée	202
Carlson Wagonlit Travel	334
Other	128
NON-STRATEGIC ASSETS	**759**
Sale and management-back	211
Sale and variable lease-back	407
Sale and franchise-back	34
Outright sales	48
PROPERTY ASSETS	**700**
TOTAL	**1,459**

The refocusing strategy and the commitment to actively managing the hotel property portfolio resulted in the disposal of €1,459 million worth of assets during the year.

Non-strategic assets divested as part of the refocusing process amounted to €759 million, including the Compass shares (€95 million), most of the Club Méditerranée stake (€202 million) and all of the 50% interest in Carlson Wagonlit Travel (€334 million).

In line with the asset management strategy, property disposals totaled €700 million, primarily from the sale and management-back of six US Sofitels for €211 million, the sale and variable-lease back of 70 hotels and spas to Foncière des Murs for €407 million, the sale and franchise-back of 27 hotels for €34 million and the outright sale of 25 hotels for €48 million.

The €259 million decrease in equity during the year reflected the €500 million capital reduction following the cancellation of 10,657,188 shares purchased under the 2006 buyback program as well as the conversion of Accor OCEANE convertible bonds and the exercise of employee stock options and stock savings warrants. The €822 million increase in equity in 2005 was mainly attributable to the recognition in equity of the ORA equity notes purchased by Colony.

Financial ratios

All of the main financial ratios improved significantly, reflecting the solidity of Accor's balance sheet at December 31, 2006.

Gearing ratio

Net debt amounted to €469 million at December 31, 2006, a sharp reduction from €1,420 million at the previous year-end.

The gearing ratio stood at 11%, compared with 32% at December 31, 2005.

Funds from operations before non-recurring items/Adjusted net debt

The ratio of funds from operations before non-recurring items to adjusted net debt is calculated according to a method used by the main rating agencies, with net debt adjusted for the 8% discounting of future minimum lease payments.

The ratio improved by 5.4 points over the year, to 22.2% from 16.8% at December 31, 2005.

Return on capital employed

Return on capital employed (ROCE), corresponding to EBITDA expressed as a percentage of fixed assets at cost plus working capital, rose to 11.9% from 10.7% in 2005.

Value creation

Value created is calculated as follows:

$$\left(\text{ROCE after tax} - \text{weighted average cost of capital}\right) \times \text{capital employed.}$$

Based on an ROCE after tax of 9.4%, a weighted average cost of capital of 7.3% and capital employed of €10.8 billion, the Economic Value Added (EVA®) created by Accor totaled €232 million, versus €236 million in 2005.

REPORT ON THE PARENT COMPANY FINANCIAL STATEMENTS

On January 9, 2006, shareholders approved the adoption of a new corporate governance system, based on a Board of Directors, to replace the previous two-tier structure with a Supervisory Board and a Management Board.

Activities of Accor SA

Accor SA owns the Sofitel, Novotel, Mercure, Ibis, Etap Hotel, Formule 1 and Ticket Restaurant brands and receives royalties from the licensing of these brands.

It also owns hotel businesses and holds most of the Accor Group hotel management and franchise agreements.

All the hotel businesses operated directly by Accor SA prior to January 1, 1999 have been transferred to dedicated French subsidiaries under business leases. They include 62 Novotel units, 3 Mercure units, 3 Ibis units, 1 Etap unit and the Quiberon and Oléron seawater spas. The only hotels still operated directly by the Company are the Paris Bercy Mercure, the Paris Étoile Mercure and the Lille Flandres Novotel.

Accor SA supplies IT, purchasing, management, advertising, marketing and advisory services to other Group companies, as well as providing them with treasury guarantees and seconding Accor SA staff to them as required. Billings for these services correspond to either a percentage of the subsidiary's revenue (or, in some cases, profit) or a flat fee per service. They are determined on an arm's length basis.

As the Group's holding company, Accor SA manages a substantial portfolio of equity interests, receives dividends from subsidiaries and leads the Group's development.

Review of 2006 Results

Total revenue from all of the Company's activities, including hotel royalties, business lease revenues and service fees, totaled €592.5 million in 2006 versus €576.1 million the previous year.

Revenue breakdown of Accor SA

(in € millions)	2004	2005	2006	% of total
Hotel revenues	15	16	18	3%
Rent and business lease revenues	73	76	74	13%
Royalties from subsidiaries	199	196	207	35%
Other service fees	174	209	211	36%
Guarantee fees	20	20	19	3%
Royalties from non-Group companies	48	59	64	11%
TOTAL	**529**	**576**	**592**	**100%**

Other income, reversals of depreciation, amortization and provisions and expense transfers amounted to €40.5 million compared with €28.9 million in 2005. The 2006 figure includes €19.7 million in reversals of restructuring provisions.

EBIT was a negative €30.3 million in 2006, versus a negative €5.5 million the year before.

Operating expenses increased 8.7% to €663.3 million from €610.5 million.

External expenses were €37 million (9.7%) higher, at €416.8 million versus €379.9 million, primarily due to the €26 million increase in marketing and advertising spend.

Payroll costs rose 17% to €112.1 million from €95.9 million, primarily due to an increase in severance pay.

Additions to provisions for pensions and other post-employment benefits amounted to €15.3 million compared with €12.4 million. Provisions of €12.8 million were set aside for employee termination benefits due as a result of ongoing restructuring programs in 2007.

Information system research and development costs were expensed as incurred, as in previous years.

Net financial income amounted to €57.5 million in 2006, compared with €124 million the year before.

Total provision movements included in net financial income, corresponding mainly to write-downs of investments in subsidiaries, represented a net charge of €135.1 million versus a €40.4 million net charge in 2005, when €100 million was reversed from the provision for impairment of the Company's investment in CIWLT. The main provision charges in 2006 concerned subsidiaries in Germany (Accor Hôtellerie Deutschland and Dorint), France (Club Méditerranée), and Poland (Société d'Exploitation Hotek Polska).

An amount of €4.3 million was added to the provision for redemption premiums on 2002 OCEANE convertible bonds compared with €8.5 million in 2005. The €4.2 million year-on-year decrease was due to redemption of the tranche due in 2006.

Investment income—corresponding to dividends and the Company's share of the profits of SNC and SCI partnerships—amounted to €267.9 million. The decline from €347.7 million in 2005 reflected the reduction in exceptional dividends received from Accor UK to €29.5 million from €92 million.

Profit before tax and non-recurring items stood at €26.7 million in 2006 versus €118.3 million the year before.

Non-recurring items represented net income of €421.9 million in 2006 compared with €33.2 million the previous year. The increase was primarily attributable to the €443.2 million gain on retirement of Repackaged Perpetual Subordinated Floating Rate Notes, following the buyback of the outstanding notes for a token amount.

The Company recorded an income tax benefit of €38.5 million in 2006 versus €14.6 million in 2005, reflecting the results of the subsidiaries included in the French tax group. The number of companies in the tax group increased to 156 in 2006 from 141 the year before.

In addition, the income tax benefit for 2005 was stated net of tax on the Repackaged Perpetual Subordinated Floating Rate Notes recognized in "Other equity" in 2005 and written off to income in 2006. No interest had been paid on these notes since December 27, 2005.

Non-deductible provisions and accrued expenses carried in the balance sheet at December 31, 2006 amounted to €99.2 million, up from €89 million at the previous year-end.

Net profit for the year came to €487.2 million in 2006, versus €166.1 million in 2005.

The Board of Directors is recommending the payment of a 2006 dividend of €1.45 per share plus an exceptional dividend of €1.50. The 2005 dividend was set at €1.15 and the 2004 dividend at €1.05, plus an exceptional dividend of €0.25.

Details of management compensation and the other directorships held by the members of the Company's Board of Directors are provided in the Corporate Governance section of this registration document, on page 64.

2006 Business Review

Investment strategy

On 2006, the Company continued to provide services to subsidiaries while pursuing its investment strategy in France and worldwide. The main transactions for the year were as follows.

Hotels:

- The Company invested €12.1 million in a share issue by Dorint, increasing its interest to 34.4% from 29.1% at December 31, 2005,
- The shareholders of SH Athènes Centre exercised their put option, leading to the acquisition by Accor SA of 58.2% of the company's capital (710,927 shares) for €6.4 million. The shares were treated for accounting purposes as having been acquired when the put was signed in 2004, as allowed under French generally accepted accounting principles, and the carrying amount of the investment therefore already corresponded to 100% of the shares,
- A total of 174,518 shares of Moroccan hotel operator Risma were purchased for €4.4 million, and a further 222,222 shares were acquired on conversion of bonds for €3.6 million. However, Accor SA did not participate in two share issues carried out by Risma during the year. The effect of these various transactions was to reduce the Company's interest in Risma to 32.5% at December 31, 2006 from 44.5% at the previous year-end,

- In August, Accor SA sold its entire stake in Accor Hotels Denmark for €0.4 million, generating a capital loss of €16.6 million,
- During the same month, the Company acquired 99.9% of Sociedad de Desarrollo de Hoteles Peruanos (SDHP SA) for €1.9 million. This company will hold the land and buildings of the future Novotel Lima, Peru and will also operate the hotel;

Services:

- Accor SA participated in a share issue by Poland-based Lunch Company, investing €1 million. Some shareholders did not take up their share of the issue, leading to an increase in Accor SA's stake to 81.8% from 72% at December 31, 2005,
- Accor Services acquired 26,000 shares or 50% of the capital of Servepar, a French employee savings plan management company for €1 million. Servepar subsequently carried out a capital increase followed by a capital reduction, which had the effect of increasing Accor's stake to 75.4% at December 31, 2006 from 20.8% at the previous year-end,
- During the year, Accor SA made a €1.6 million earn-out payment to the former shareholders of Delicard, a Swedish gift voucher company. The payment had no effect on Accor SA's percentage interest, which remained at 38.8%, while the gross carrying amount of the shares was increased to €7 million,
- A €1.5 million earn-out payment was made to the former shareholders of Hungastro, a Romanian meal voucher company. Accor SA's percentage interest remained unchanged at 43.3%, while the gross carrying amount of the shares was increased to €13.4 million,
- Lastly, Accor SA acquired 68.8% of the capital of Royal Image Direct Marketing, an Indian relationship marketing firm, for €3.1 million;

Other businesses:

- In June, Accor SA sold Club Méditerranée shares representing 17.5% of the capital for €152 million, generating a capital loss of €2.7 million and reducing the Company's stake to 11.4% at December 31, 2006,
- In May, the Company sold its entire interest in Compagnie du Mont Blanc for €6.9 million, netting a gain of €5.3 million,
- The final earn-out payment due to the former shareholders of Go Voyages was paid during the year in the amount of €7.4 million. Accor SA's interest in this company stands at 99.9% and the gross carrying amount of the shares is €65.2 million,
- The Company sold all of its CWT USA preferred shares at cost for $20 million (€15.6 million), resulting in a €4.2 million capital loss due solely to the unfavorable exchange rate. Following this transaction and the sale of CWT shares by Accor SA's subsidiary CIWLT, the Group no longer holds any interest in CWT.

Transactions in Accor SA shares

The €500 million share buyback and cancellation program announced in May was completed by the end of the year, resulting in a total of 10,657,188 shares being bought back at an average price of €46.92. The shares were canceled in three separate operations, the last of which took place in early January 2007 and was therefore not reflected in the balance sheet at December 31, 2006. The 10,324,607 shares canceled during 2006 represented a capital reduction of €31 million.

At December 31, 2005, Accor SA held 1,528,731 of its own shares, representing 0.71% of the capital. During 2006, 978,731 shares were allocated on conversion of convertible bonds.

After these transactions, 882,581 shares were held in treasury, representing 0.42% of the capital.

A total of 5,468,574 shares were issued during the year, as follows:

- 153,380 shares were issued upon exercise of warrants, at prices ranging from €39.10 to €43.40;
- 2,666,201 shares were issued upon exercise of stock options, at prices ranging from €31.83 to €40.58;
- 2,648,993 shares were issued upon conversion of OCEANE convertible bonds issued in May 2002 and October 2003, at prices of €55.63 and €40.25 respectively.

The Company's ownership structure is described in the section "Capital and Ownership Structure".

Financing transactions

Accor SA did not carry out any long-term debt issues in 2006.

On January 3, the Company redeemed the second tranche of the €570 million May 2002 OCEANE convertible bond issue. The total redemption price was €205.4 million, including principal of €190 million and redemption premiums of €15.4 million.

At December 31, 2006, the balance outstanding on the issue amounted to €190 million, plus €1.9 million in accrued interest.

On January 12, the Company redeemed the December 1995 bonds for €229 million.

In February, a €70 million long-term loan was repaid early.

In July, the Company redeemed the 2001 bonds for €800 million.

Conversions under the €616 million October 2003 OCEANE convertible bond issue—on the basis of one share per bond—concerned 3,627,691 bonds in 2006, leading to a €146 million reduction in the outstanding debt. In 2005, 8,920,986 bonds were converted.

At December 31, 2006, 2,755,671 bonds were outstanding—convertible at a price of €40.25—representing debt of €110.9 million, plus €2 million in accrued interest.

Bond debt at December 31, 2006 included convertible bonds for €501.9 million and ORA equity notes issued to Colony for €502.6 million.

Information about subsidiaries

Accor SA holds 50% or more of the capital of 235 companies. The main equity interests—based on historical cost—are as follows:

- CIWLT (€1,149 million). Belgium-based Compagnie Internationale des Wagons-Lits et du Tourisme (CIWLT) provides on-board train services in Europe, directly and through subsidiaries. In March, the company sold its entire interest in Compass for €6.8 million and in August, it sold its stake in CWT USA for €338.9 million.

  CIWLT reported 2006 revenue of €140 million compared with €142 million the previous year, and net profit of €233.9 million versus €15.3 million. Dividends paid by CIWLT to Accor SA in 2006 amounted to €12.1 million;

- IBL (€1,052 million). IBL owns 37.9% of Accor Lodging North America, the holding company for the Accor Group's hotel business in the United States.

  It does not have any other activities. Its profit varies depending on the interest received from Accor Lodging North America, on current account advances and on the amount of any dividends received from this company. Accor Lodging North America did not pay a dividend in either 2006 or 2005.

  IBL's net profit rose to €5.3 million in 2006 from €3.7 million the previous year. The increase was entirely due to higher interest rates. In 2006, IBL paid €3.5 million in dividends to Accor SA, the same amount as in 2005;

- Accor Lodging North America, the holding company for the Accor Group's hotel business in the United States (€984 million), received substantial capital injections at the end of December 2003 and during 2004, to help it finance business growth, pay down debt and reduce interest costs. It ended 2006 and 2005 at break-even, as the subsidiaries did not pay any dividends.

  In 2006, Accor Lodging North America had revenue of $1.5 billion, just 0.7% down on the previous year. Excluding the five Sofitel units (in Minneapolis, Miami, San Francisco, Washington DC and Chicago) sold in the first quarter, revenue was 4.9% higher.

  Accor Lodging North America also owns 98.3% of the capital of Accor Services North America;

- Accor Services France, a provider of meal vouchers and other corporate products and services in France (€412 million). In 2006, issuing volume rose 6.8%, on the back of 4% growth the previous year, reflecting an increase in the number of vouchers and the raising of the ceiling for exemption from payroll taxes on meal vouchers.

  Net revenue was up 6.5% at €60.8 million. Profit before tax and non-recurring items came to €31.8 million, compared with €28.2 million the previous year. Accor Services France ended the year with a net loss of €5.4 million versus net profit of €18.6 million in 2005. The unfavorable swing was due to a provision for tax reassessments. Excluding this one-off charge, the company would have reported a €29.1 million profit.

  In 2006, Accor Services France paid €17.4 million in dividends to Accor SA, up from €16.2 million the year before;

- Accor Hôtel Belgium (AHB), a Belgian holding company (€352 million) that operates hotels in Belgium through subsidiaries and also holds 99.9% of Accor Asia, 74.5% of AAPC—the holding company for the Accor Group's hotel business in Australia—and 39.25% of Accor Participacoes, a Brazilian holding company.

  During 2006, AHB sold its entire interest in Compass for €88.2 million. It also underwrote a share issue by Accor Participacoes, allowing it to acquire the remaining 50% of Accor's business in Brazil.

  AHB ended the year with a net loss of €4 million, compared with a €40.5 million loss in 2005 which included significant impairment charges, mainly on Compass shares.

  AHB did not pay any dividend in 2006 or 2005.

The other interests held by Accor SA are listed in the table of subsidiaries and affiliates presented after the condensed parent company financial statements.

Risk Management

RISK FACTORS

Liquidity risk

Liquidity risks are managed by the Corporate Treasury, Financing and Credit Management Department. By centralizing cash management at Group level, requirements and surpluses can be offset before having to raise funds in the financial markets.

Financing policies are designed to ensure that the Group has immediate access –at the lowest possible cost– to the cash it requires to finance corporate assets, meet short-term cash needs and fund expansion.

Short-term financing needs are secured by undrawn medium-term confirmed lines of credit obtained from leading banks (see note 29B to the consolidated financial statements, page 172). At December 31, 2006, the amounts available under these lines of credit totaled €2,028 million, of which €2,000 million expire in October 2009.

In addition, Accor has €944 million in cash investments [with an average maturity of three months] that can be converted into liquidity at any time (see note 29E to the consolidated financial statements, page 174). These investments consist mainly of term deposits, negotiable debt securities, such as certificates of deposit, as well as mutual fund units invested with leading financial institutions and which are therefore not exposed to counterparty risk.

As a result, Accor had a total of €2,972 million in unused liquidity facilities at December 31, 2006.

The Group can also secure diversified medium and long-term financial resources, comprising bank debt and bond issues, to finance its development.

Accor is not subject to any restrictions on the use of its capital that could significantly impact its operations.

In light of these facilities, the Group is not exposed to any liquidity risks.

None of the loan agreements include any rating triggers. However, certain loan agreements include acceleration clauses that may be triggered if the covenant related to the interest cover ratio is breached, i.e. the ratio of EBITDAR to interest expense (excluding unpaid interest on convertible bonds and the impact of changes in fair value of derivatives). Early repayment may be required if this ratio is equal to or less than 3.8x.

Acceleration clauses may also be triggered in the event of a change of control, following the acquisition of more than 50% of outstanding voting rights. These clauses only concern confirmed lines of credit. Of the €1,414 million in consolidated debt at December 31, 2006, an acceleration clause applied to only €152 million, corresponding to the amount drawn down on the lines of credit at that date.

In addition, none of Accor's loan agreements include a cross default clause, requiring immediate repayment of a debt in the event of default on another facility. Cross acceleration clauses only concern loan agreements with a duration of at least three years: these clauses would be triggered only in respect of borrowings, not commercial debt, and only if significant amounts were concerned.

Currency and interest rate risks

A variety of financial instruments, including swaps, caps and forward purchases and sales of foreign currencies, are used to manage and hedge interest rate and currency risks arising in the normal course of business. Risk management policies are based on three core principles: protection, liquidity and cost-effectiveness. Interest rate and currency risks are managed by the Corporate Treasury, Financing and Credit Management Department, which reports directly to the Chief Financial Officer, in charge of Purchasing and Information Technology Systems, who is also a member of the Executive Committee. Financial instruments are used to support Group investment, financing and hedging policies, to help manage debt and to minimize the risks on business transactions. Software applications (GTM, Microlis) are used to monitor the breakdown of debt between fixed and floating rate and by currency, as well as to generate reporting schedules, with integrated online access to Reuters and Bloomberg databases.

Management of currency risks

Long-term investment policy

When Accor SA invests directly or indirectly in a foreign subsidiary, the investment is generally made in the subsidiary's local currency. These are very long-term positions and consequently the currency risk is not hedged.

Financing

An internationally-recognized signature allows Accor to raise various forms of financing either through banks or through the issue of billets de trésorerie (commercial paper) in France and of bonds in French and international markets.

From time to time, the Group also takes advantage of market opportunities by raising financing in a given currency and at a given rate of interest and then using a swap to convert the facility into the currency and interest rate required to finance business needs (see note 29C to the consolidated financial statements, page 173). This represents an effective method of reducing borrowing costs.

Generally, the Group's policy is to finance its assets and operating requirements in the currency of the country concerned, in order to create a natural hedge and avoid any currency risk.

Other currency hedges

The Services business has experienced the impact of local currency devaluations in Latin America, where it has a major presence. To limit earnings erosion from such devaluations, cumulative earnings in the region are hedged in hard currencies, using instruments such as currency swaps.

There is little need to hedge currency risks in the other businesses as the volume of intercompany transactions in foreign currencies is limited and revenues are denominated in the same currency as the related costs.

The volume of forward sales and purchases of foreign currencies represented €293 million and €386 million respectively at December 31, 2006. All of these futures expire in 2007.

Management of interest rate risks

Consolidated borrowings include both fixed and floating rate debt denominated in various currencies (see note 29D to the consolidated financial statements, page 173). Target breakdowns between fixed and floating rate debt are determined separately for each currency, giving due regard to anticipated trends in interest rates and to changes in the composition of debt, due to new borrowings and the repayment of existing borrowings.

The targets are reviewed at regular intervals and new targets are set for future periods by senior management. The related financing strategy is implemented by the Corporate Treasury, Financing and Credit Management Department.

The most commonly-used instruments are interest rate swaps and caps; they are contracted with banks rated investment grade based on the model recommended by the French Banking Federation, and do not therefore give rise to any counterparty risk.

The volume of interest-rate hedges represented €240 million at December 31, 2006, of which €152 million corresponded to fixed-rate swaps where the Group is the dollar borrower, which expire in 2009.

Accor does not conduct any trading transactions and has no plans to engage in this type of activity. Neither the Parent Company nor the Group has any open currency or interest rate positions that would be likely to expose the Group to significant risks.

Equity risk

Accor does not hold any shares in listed or unlisted companies, except for strategic investments. At December 31, 2006 strategic investments in listed companies were as follows:

- Club Méditerranée: As part of its strategy of refocusing on Hotels and Services, the Group sold the bulk of its stake in Club Méditerranée in 2006. As a result, the remaining Club Méditerranée shares were no longer consolidated, but instead recognized at fair value under "Other financial investments", in accordance with the Group's accounting policies (see note 23 to the consolidated financial statements, page 165);
- Accor (treasury stock): The 882,581 Accor shares held in treasury at December 31, 2006 were recorded as a reduction in shareholders' equity in the consolidated balance sheet. These shares are therefore not marked to market.

Business risks

Accor is not subject to any specific legislation that could have an impact on its operations. In addition, it is not technically or commercially dependent on any suppliers, subcontractors, customers or other third parties:

- Accor SA and a number of its wholly-owned subsidiaries own the trademarks used by the Group. These trademarks are registered with local intellectual property organizations, such as INPI and OMPI. The period of legal protection in each case depends on local legislation;
- Accor also owns the assets and contractual rights necessary to operate its business.

In addition, no governmental, economic, budgetary, monetary or political factors have been identified that could significantly impact business operations.

Lastly, the Group is not subject to any specific confidentiality obligations.

Nevertheless, a Group Risk Management Department was created in 2006, with a view to managing any potential business risks. It is responsible for (i) identifying, in liaison with the line and staff executives of the central offices and divisions, all the major risks to which the Group may be exposed, and (ii) implementing, in liaison with the Executive Committee, procedures designed to anticipate and appropriately deal with these risks. The Group also has a Risk Prevention Committee, whose role and responsibilities are described in the Report of the Chairman of the Board of Directors on internal control procedures.

Legal risks, litigation and arbitration procedures

Accor operates on a global scale and no specific regulations are applicable across all of its businesses.

However, Accor SA and its subsidiaries are naturally subject to local legislation and regulations governing the hotel, restaurant, service voucher and travel agency businesses.

For example, in each country:

- Hotels are required to comply with the regulations applicable to establishments open to the public;
- The service vouchers business has to tailor its products to local tax and labor laws and other legal requirements;
- Licenses and permits have to be obtained from local authorities to operate travel agencies.

To the best of the Group's knowledge, no regulatory or legal changes are planned that would have a material effect on its business.

Information concerning claims, litigation and arbitration procedures that could have, or have had in the recent past, a material effect on the Group's financial position, business or results of operations is provided in note 40 to the consolidated financial statements. To the best of the Group's knowledge, no other claims or litigation are in progress or pending that could have, or have had in the recent past, a material effect on the Group's financial position, business or results of operations.

Liabilities are recognized and provided for in accordance with the applicable accounting standards (see note 1.I to the consolidated financial statements, page 123). Provisions for claims and litigation are recorded by the Group on receipt of a summons, and are determined based on an assessment of the related risk carried out jointly with the Group's external advisers. Details of these provisions are provided in note 32 to the consolidated financial statements on page 178. In light of the large number of small claims, only claims for material amounts, representing an aggregate €101 million out of total provisions of €156 million, are presented in detail.

Accor has not given any material commitments under shareholder agreements except as explained in note 41 to the consolidated financial statements on page 192.

Insurance – Risk coverage

Accor's risks are spread over a very large number of locations throughout the world, and the Group is therefore not exposed to the risk of one claim affecting all of its facilities simultaneously.

The majority of risks are covered via a global insurance program that comprises comprehensive policies (subject to named exclusions) covering property and casualty, business interruption and liability risks.

Property and casualty and business interruption risks are insured up to a maximum of €300 million per claim, corresponding to the maximum claim that would arise from the loss of the largest of the Group's hotels. Liability risks are also insured up to a maximum of €300 million per claim.

For the majority of the sites covered by the global insurance program, the value of assets and the gross margins generated by the operation of those assets are assessed on an annual basis. The highest-value site is considered as representing the maximum possible loss and is used as the benchmark for the insurance cover purchased.

Insured amounts for liability claims are determined by performing simulations using unfavorable assumptions in order to ensure that the level of cover is adequate.

Under the global insurance program, 90% of recurring risks are self-insured with all units sharing the related costs. Self-insured recurring risks are reinsured through a dedicated reinsurance company, which in turn obtains its own reinsurance in order to limit the Group's commitments and avoid the funds earmarked for these risks being used up.

Risks that are not self-insured are covered by internationally recognized insurance and reinsurance companies.

Local insurance programs have been set up in certain major countries or regions, such as the United States, Brazil, China and Africa. The US program was developed to take advantage of favorable local insurance market conditions for the types of risks involved, with cover encompassing business interruption, property and casualty and liability risks. The Brazilian and Chinese programs were implemented to comply with local insurance regulations. In Africa, a framework program has been deployed in partnership with the Group's main insurer in the countries where the insurer has operations.

Protection against natural disaster and terrorism risks is a particular priority for the Group. Specific terms have been negotiated, including bonuses and rebates if no claims are made or the loss ratio remains below a certain level.

The Group, its insurers and independent loss prevention experts perform regular audits and appraisals of insurable risks, to reduce risk exposure and ensure that risks are adequately covered on a cost-effective basis, taking into account conditions in the insurance and reinsurance markets. Changes in market insurance rates are closely monitored and, where appropriate, risks are self-insured in order to limit the insurance costs incurred by the various businesses and avoid sharp fluctuations in these costs.

The amount paid in insurance premiums in 2006 represented approximately 0.5% of 2006 revenues. The 2006 insurance tender process enabled the global program to be renewed on January 1, 2007 at extremely favorable rates, while confirming that the Group's coverage is in line with market capacity.

Other forms of global insurance, such as cover for construction-related risks and IT fraud, are also set up centrally in order to limit insurance costs.

Environmental risks

Potential environmental risks in the Hotels business mainly concern the storage of gas and fuel oil in or near the hotels, the malfunction of a PCB transformer, spillage of cleaning products, contamination from cooling towers, and the risk of fire. Specific risk prevention policies have been set up in relation to these issues.

Accor's businesses are more likely to be exposed to external environmental risks, such as oil spills, than to be the source of environmental risks themselves.

Guarantees and collateral

Collateral for Accor SA borrowings is not material. It is not Group policy to give collateral to lenders. Under certain leases, the Group may be required to grant a lien on the business ("nantissements de fonds de commerce"). Details of pledged and mortgaged assets are provided in note 41 to the consolidated financial statements on page 192.

SENSITIVITY ANALYSIS

Based on reported 2006 data, sensitivity analysis has been performed to measure the impact on operating profit before tax and non-recurring items of any changes in the dollar-to-euro exchange rate, interest rates and revenue per available room (RevPAR, as calculated by occupancy times average room rate). The results were as follows:

A five-cent fluctuation in the dollar-to-euro exchange rate would have a €10.2 million impact on operating profit before tax and non-recurring items;

A 50 basis-point change in short-term interest rates would have a €0.8 million impact on euro-denominated debt and a €1.1 million impact on dollar-denominated debt;

In the Hotel business, a one-point change in RevPAR would impact operating profit before tax and non-recurring items by €14.1 million in Upscale and Midscale Hotels, €10.6 million in Economy Hotels in Europe and €8.7 million in Economy Hotels in the United States.

Impact on operating profit before tax and non-recurring items of a one-point change in RevPAR

Segment	Impact
Upscale and Midscale Hotels	€14.1 million
Economy Hotels in Europe	€10.6 million
US Economy Hotels	€8.7 million

Corporate Governance

GOVERNANCE STRUCTURES

On January 9, 2006, shareholders approved the change in the Company's governance structure to a Board of Directors, replacing the Supervisory Board and Management Board structure in place since 1997. The same day, the Board of Directors elected to separate the functions of Chairman of the Board and Chief Executive Officer, in accordance with Article L. 225-51-1 of the French Commercial Code (as introduced by the French "New Economic Regulations" (NRE) Act). The new organization, which is aligned with the Group's commitment to promoting best corporate governance practices, establishes a clear distinction between executive and non-executive functions, while ensuring that directors are closely involved in the major decisions that affect Company operations.

In accordance with the law and the Company's Bylaws, the Chairman of the Board of Directors chairs Board Meetings, organizes and leads the work of the Board and Board Meetings, ensures that the Company's corporate governance structures function effectively, and obtains assurance that directors are in a position to fulfill their responsibilities.

In accordance with the law and the Company's Bylaws, the Chief Executive Officer represents the Company in its dealings with third parties and has the broadest powers to act on behalf of the Company in all circumstances. The situations where the exercise of the Chief Executive Officer's powers is subject to the prior approval of the Board of Directors are detailed in the Report of the Chairman of the Board of Directors drawn up pursuant to article L. 225-37 of the French Commercial Code.

The Company is governed by a Board of Directors, whose main roles and responsibilities are to determine the Company's strategy and oversee its implementation, examine any and all issues concerning the efficient running of the business, and make decisions on all matters concerning the Company.

The Bylaws stipulate that each Board member is required to hold at least 500 Accor shares. To promote high attendance rates at Board Meetings, 50% of the total fees awarded to members of the Board of Directors is based on their attendance record.

Accor complies with the corporate governance principles for listed companies, as described in the AFEP/MEDEF reports on corporate governance.

At its Meeting on January 9, 2006, the Board of Directors assessed the independence of its members, applying the criteria set out in the AFEP/MEDEF reports on corporate governance. These criteria state that a member of the Board of Directors of a corporation cannot be qualified as independent if he or she:

- Is – or has been at any time in the last five years – an employee or a corporate officer of the corporation, or an employee or director of its parent or a company that it consolidates;
- Is a corporate officer in a company in which the corporation directly or indirectly holds a directorship, or in which an employee appointed as such or a corporate officer of the corporation (current or in the past five years) holds a directorship;
- Is a customer, supplier, investment banker or commercial banker (i) that is material for the corporation or its group, or (ii) for which the corporation or its group represents a material proportion of the entity's activity;
- Has close family ties with a corporate officer;
- Has been an auditor of the corporation in the last five years;
- Has been a director of the corporation for more than twelve years.

Based on these criteria, the Board considers nine of the seventeen directors to be independent, as follows: Isabelle Bouillot, Philippe Camus, Aldo Cardoso, Gabriele Galateri di Genola, Roderic Lyne, Franck Riboud, Jérôme Seydoux, Theo Waigel and Serge Weinberg. In accordance with the Directors Bylaws, the Compensation and Appointments Committee confirmed in January 2007 that the independent status of these directors did not need to be reviewed.

In accordance with the Company and Directors Bylaws, Paul Dubrule and Gérard Pélisson, Co-Chairmen and Co-Founders, attend Board Meetings in a consultative capacity, and may be invited to attend Meetings of the Board Committees.

In compliance with corporate governance principles, the Board of Directors is assisted in preparing its decisions by the following four Board Committees:

- The **Strategy Committee,** comprising seven members, including three independent members:

  Serge Weinberg, who serves as Committee Chairman, Sébastien Bazin, Aldo Cardoso, Francis Mayer (deceased), Gilles Pélisson, Baudouin Prot and Franck Riboud.

- The **Audit Committee,** comprising four members, including three independent members:

  Aldo Cardoso, who serves as Committee Chairman, Isabelle Bouillot, Philippe Camus and Étienne Davignon.

- The **Commitments Committee,** comprising four members, including one independent member:

  Sébastien Bazin, who serves as Committee Chairman, Philippe Citerne, Gabriele Galateri di Genola and Dominique Marcel.

- The **Compensation and Appointments Committee,** comprising four members, including three independent members:

  Jérôme Seydoux, who serves as Committee Chairman, Philippe Camus, Francis Mayer (deceased) and Serge Weinberg.

The organizational and operational framework applicable to the Board of Directors and the Board Committees is described in the Company's Bylaws and in the Directors Bylaws, presented below. In addition, members of the Board adhere to the Directors Code of Conduct (also presented below), which defines the scope of the directors' duties of diligence, discretion and confidentiality, and sets out the rules applicable to trading in the Company's securities.

Lastly, with a view to preventing any potential conflict of interests, members of the Board are required to complete a statement every year disclosing any and all direct or indirect ties they have with the Company. Based on these statements, the Company has not been notified of any such potential conflict of interests.

The procedures for organizing and preparing the work of the Board during 2006 are described in the Report of the Chairman of the Board of Directors drawn up pursuant to article L. 225-37 of the French Commercial Code.

In accordance with best corporate governance practices, in early 2007 the Board of Directors started up a project to assess its own performance.

BOARD OF DIRECTORS BYLAWS

The members of the Board of Directors of Accor (hereinafter the Company) abide by the following operating rules, which constitute the Bylaws of the Board of Directors.

These Bylaws are based on market recommendations aimed at compliance with the fundamental principles of corporate governance.

These Bylaws are intended for internal use only. Their objective is to supplement the Company Bylaws by specifying the Board of Directors' organizational and operating procedures. They may not be relied on by the shareholders or third parties in any claims against the directors, the Company or any company of the Accor Group (hereinafter the Group). They apply, where appropriate, to the non-voting directors appointed by the Board of Directors as well as to the Founding Co-Chairmen designated in Article 21 of the Company's Bylaws.

The existence and main provisions of these Bylaws shall be disclosed to the shareholders and to the public.

1. Composition

At least half of the directors on the Board of Directors must be independent within the meaning of the criteria set forth in the 1995, 1999 and 2002 AFEP/MEDEF consolidated reports.

Every year, prior to calling the Annual Shareholders' Meeting, the Board Directors shall determine which of the directors are independent according to the above-mentioned criteria. The conclusions of said assessment shall be disclosed to the shareholders and to the public in the Annual Report.

2. Meetings

As a rule, the Board of Directors shall hold at least six Meetings per year, of which one dedicated to reviewing the budget and one dedicated to a strategic review of the Group's business. The proposed dates of each year's Meetings shall be sent to the directors no later than November 30 of the previous year. Notices of Meeting shall be sent by mail, e-mail or fax or given verbally by the Board's Secretary.

The draft minutes of each Meeting shall be sent to the directors concurrently with the notice of the next Meeting. They shall be approved at this Meeting and the final minutes shall be forwarded together with the notice of the next Meeting.

Part of at least one Meeting a year shall be devoted to assessing the Board's efficiency and effectiveness, in order to identify possible areas for improvement. In addition, the Board of Directors shall conduct a formal self-assessment periodically and in any event at least every three years.

For the purpose of calculating the quorum and majority, directors who take part in Meetings by any means making it possible to identify them and enabling their actual participation pursuant to current statutes and regulations shall be deemed to be in attendance.

3. Provision of information to the Board of Directors

The directors shall be provided with all the information necessary for them to carry out their duties.

Except when compliance with confidentiality or physical obstacles make it impossible, an information package pertaining to the items on the agenda that require prior study shall be sent to the directors in a timely manner prior to the Meetings.

In addition, the directors shall be kept periodically informed between Meetings of all significant events and transactions in the life of the Group. To this end, they shall be provided with all the press releases issued by the Company and a periodic summary of financial analysts' research on the Group.

At least once year the Board shall be informed of the Group's overall human resources, organization and information systems policies and shall discuss them periodically.

The directors shall be entitled to require the provision of any document necessary for the proceedings of the Board that has not been submitted to them. Any such requests shall be sent to the Chairman of the Board of Directors who may submit it to the Board for a decision.

The directors shall have the right to meet with the Group's main executives, including without the presence of the corporate officers. To do so, they must first file a request with the Chairman of the Board of Directors who shall inform the Chief Executive Officer thereof.

4. Powers of the Board of Directors

The Board of Directors shall deal with all matters falling within the powers vested in it under the applicable laws and regulations.

In addition, the Board of Directors shall:

a) Approve the annual budget and the business plan presented by the Chief Executive Officer.

b) Review and approve the Group's overall strategy, at least once a year, in accordance with Article 2 of these Bylaws.

c) Authorize the following decisions of the Chief Executive Officer prior to their implementation:

- Any and all immediate or deferred financial commitments representing more than €100 million per transaction. "Financial commitments" shall be defined as:
  - any and all acquisitions or disposals of assets and majority or minority interests in other companies; in the latter case, the amount of the commitment is considered as being equal to the entity's enterprise value,
  - any and all direct investments, for example for the creation of a business, the construction, refurbishment or extension of a hotel property, or expenditure on technological developments,
  - rental investments, measured on the basis of the market value of the leased asset,
  - hotel management contracts with a guaranteed minimum fee,
  - any and all loans to entities in which the Company or one of its subsidiaries does not hold the majority of the shares and voting rights, and any and all commitments to participate in share issues by such entities,
- Any and all transactions that have a material impact on the Group's strategy or lead to a material change in the Group's business base (mainly entry into a new business or withdrawal from an existing business), whatever the amount of the commitment,
- Any and all credit facilities obtained from a single bank or a banking pool for a cumulative amount of €2 billion, or any individual facility for a period of more than 15 years whatever the amount. The Chief Executive Officer is required to notify the Board of Directors of any and all credit facilities of less than €2 billion obtained since the last disclosure. The Board's prior approval is not required for borrowings due in less than one year,
- Any and all transactions involving the Company's shares carried out in application of Article L. 225-209 of the French Commercial Code, which exceed one million shares per transaction and a cumulative two million shares per year.

d) Authorize the Chief Executive Officer to issue guarantees, bonds and endorsements in the Company's name, up to a cumulative amount of €1 billion per year. In accordance with the Company's Bylaws, any such authorizations may be given for a period of one year. The Chief Executive Officer is required to report to the Board of Directors each year on the amount and nature of guarantees, bonds and endorsements issued under the authorization.

e) Discuss and decide on any proposed changes to the Group's management structure and review information about the main organizational changes.

5. Board Committees

Board discussions and decisions in certain areas shall be prepared by specialist Board Committees made up of directors appointed by the Board for the duration of their term. These Committees shall examine matters falling within their terms of reference, as well as any matters referred to them for consideration by the Chairman of the Board. They shall report regularly to the Board on their work, and provide the Board with their observations, opinions, proposals or recommendations.

To assist them in their work, the Board Committees may commission technical reports from Company management or external consultants. In both cases, the Chairman of the Board shall be notified in advance and shall inform the Chief Executive Officer. The Committees may also arrange Meetings with members of company management responsible for the areas under review, without any corporate officers being present. In this case also, the Chairman of the Board shall be notified in advance and shall inform the Chief Executive Officer.

There shall be four standing Board Committees:

- The Strategy Committee;
- The Audit Committee;
- The Commitments Committee;
- The Compensation and Appointments Committee.

The Board of Directors may also set up one or more special Committees.

Each Committee shall be chaired by one of its members appointed by the Board on the recommendation of the Chairman or, if appropriate, one of the Vice Chairmen.

The Committee Chairman shall appoint a person who is not a Committee member to act as secretary.

The Chairman of each Committee may ask for the Committee to be consulted on any matters falling within its terms of reference that have not been referred to it.

Each Committee shall periodically review its rules of procedure and propose to the Board any changes that are considered necessary.

The Board Committees shall not have any decision-making authority.

5.1. The Strategy Committee

The Strategy Committee's role is to prepare the deliberations of the Board relating to the Group's main strategic paths, in particular the expansion policy and its financing, as well as to review changes in the Group's portfolio of businesses.

The Board may also refer to the Strategy Committee any important strategic matters even if such matters do not require the immediate deliberation of the Board of Directors. To that end, it shall prepare the Board's annual Meeting devoted to a strategic review of the Group's businesses.

The Strategy Committee shall be comprised of no more than seven members, including the Chairman of the Board and the Chief Executive Officer if he/she is also a director. It shall be chaired by an independent director.

When invited by the Chairman of the Strategy Committee, the Founding Co-Chairmen may take part in the work of the Committee in an advisory capacity.

The notices of Meetings shall be mailed by the Chairman of the Committee along with an agenda.

5.2. The Audit Committee

The Audit Committee shall be responsible for ensuring that the accounting policies applied for the preparation of the financial statements of the Company and the Group are appropriate and applied consistently from one period to the next. Its terms of reference also include checking that internal reporting and control procedures provide adequate assurance concerning the reliability and completeness of financial information and the control of Group risk exposures. To this end, it carries out the following tasks:

- It reviews the interim and annual consolidated financial statements and the financial statements of the Company, prior to their examination by the Board of Directors. This includes reviewing draft results press releases and announcements to be issued by the Company;
- It reviews the scope of consolidation and the reasons for excluding any entities;
- It assesses the Group's material risk exposures and off-balance sheet commitments, and receives a copy of the Chief Financial Officer's detailed report on these matters;
- It obtains assurance concerning the effectiveness of the Group's system of internal control, by reviewing the methods used to identify risks and the organizational principles and procedures of the internal audit department. It is also informed of the Internal Audit program and of the results of the internal audits carried out since the last presentation;
- It reviews the external Auditors' audit plan and the results of their audits. It receives a copy of the external Auditors' post-audit letter setting out the main issues identified during their audit and describing the main accounting options selected;
- When the external Auditors' term of office is due to expire, it oversees the Auditor selection procedure and reviews the proposals submitted by the various candidate firms, expresses an opinion on the proposed fee budgets for statutory audit work and makes recommendations to the Board of Directors on the choice of candidate;
- It validates the categories of additional audit-related work that the external Auditors and the members of their networks may be asked to perform, in accordance with the applicable laws and regulations;

- At the end of each year, it is informed of the fees paid by Group companies to the external Auditors and the members of their networks during the year, including a detailed breakdown by type of engagement, and reports to the Board of Directors on these fees, as well as on its assessment of the external Auditors' level of independence.

The Audit Committee shall be comprised of three to five members possessing the necessary technical knowledge to fulfill the Committee's duties. At least two-thirds of the members, including the Committee Chairman, must be independent directors.

The Audit Committee shall hold at least three Meetings per year. One Meeting – attended by the head of Internal Audit – shall be devoted to reviewing the effectiveness of the system of internal control.

The Audit Committee may make enquiries of the external Auditors without the corporate officers and/or the Chief Financial Officer being present, after first notifying the Chairman of the Board who in turn notifies the Chief Executive Officer.

Calls to Meeting shall be issued by the Committee Chairman and include the Meeting agenda. Meetings to review the interim and annual financial statements shall be held at least three days prior to the Board Meeting called to approve the financial statements. The members of the Audit Committee must receive all necessary documents on a timely basis. When members are first appointed to the Committee, they are given detailed information about accounting, financial and operational issues that are specific to the Group. The Chief Executive Officer, the Chief Financial Officer and the Statutory Auditors shall attend Audit Committee Meetings as needed and in any event the Meetings devoted to reviewing the financial statements.

5.3. The Commitments Committee

The Commitments Committee shall be comprised of no more than five members. Meetings of the Committee may be called at any time, in writing or verbally, by the Committee Chairman or the Chairman of the Board of Directors.

The Commitment Committee's recommendations are adopted by a simple majority. The Commitments Committee's role is to prepare the Board of Directors' Meetings and to issue recommendations to the Board of Directors on the following matters:

- Any and all transactions that will have a material impact on the Group's business base;
- Any proposed purchases, sales or other investments concerning assets that are (i) carried out in the normal course of business (i.e. related to the Hotels business) representing a commitment of more than €300 million – measured as either the purchase or sale price or the enterprise value of the entity concerned –, including the Company's major hotel banners, or (ii) not carried out in the normal course of business, representing a commitment in excess of €100 million (measured as the price or enterprise value). Transactions carried out in the normal course of business are defined as those related to the construction of new hotels or the purchase or sale of individual hotels;
- Any mergers or demergers or asset transfers;
- Any amendments to the Company's corporate purpose;
- Any Similar Transaction (as the term is defined below), the terms and conditions of which are more favorable overall to the given individual or group of individuals to whom the securities are issued than the convertible bonds or redeemable bonds subscribed by ColTime SARL and whose issue takes place no later than November 18, 2006;
- "Similar Transaction" shall mean the issue either directly or indirectly by the Company of bonds (with the exception of bonds with no corporate governance rights), equities or securities granting access to the share capital reserved for a given individual or group of individuals (with the exception, where required, of issues of securities reserved for the Group's employees or managers) in exchange for a payment in cash.

5.4. The Compensation and Appointments Committee

The Compensation and Appointments Committee's role is to prepare the Board of Directors' decisions pertaining to the compensation of the corporate officers and the policy for granting stock subscription and/or stock purchase options (as well as the policy for granting stock without consideration) and to prepare changes in the composition of the Company's management institutions.

To this end, it carries out the following tasks:

- It prepares recommendations, in conjunction with the Chairman of the Board of Directors, regarding the succession of the corporate officers and the selection of new directors. As part of the process for selecting directors, the Committee shall take into consideration the desirable balance of the Board's composition, ensure that each director being considered has the required experience and availability and ensure that the directors have a wide array of experiences and skills in order to enable the Board of Directors to carry out its duties effectively with the necessary objectivity and independence vis-à-vis both the General Management and a given shareholder or group of shareholders;
- It studies and prepares recommendations regarding both the fixed portion and variable portion of the corporate officers' compensation, the granting to them of stock subscription and purchase options by any Group company, the granting of stock without consideration, all the provisions regarding their retirement plans and all other in-kind benefits;
- It defines and implements the rules for setting the variable portion of the corporate officers' compensation while ensuring that said rules are consistent with the annual evaluation of the corporate officers' performance and with the Group's medium-term strategy;
- It gives the Board an opinion regarding the overall policy for granting stock subscription and/or purchase options and the plans proposed by the Chief Executive Officer;
- It is kept informed of the compensation policy of the main non-corporate officer managers of the Company and other Group companies and reviews the consistency of such policy;
- It issues a recommendation to the Board on the overall amount of directors' fees that is proposed to the Company's Shareholders' Meeting. It proposes to the Board the distribution of said directors' fees and the individual amounts of the payments to be made as

fees to the directors based on their attendance at Board and Committee Meetings pursuant to Article 7 of these Bylaws;

- It reviews the policy and the projects proposed by the Chief Executive Officer regarding capital increases reserved for the employees;
- It reviews the insurance coverage taken out by the Company regarding corporate officer civil liability;
- It approves the information provided to the shareholders in the Annual Report regarding corporate officer compensation and the principles and procedures used to set the compensation of such corporate officers, as well as stock subscription and/or purchase options granted to or exercised by them;
- In conjunction with the Chairman of the Board of Directors, it is tasked with issuing proposals on the implementation of corporate governance principles and in particular preparing the assessment of the Board's work;
- It periodically reviews whether the directors meet the independence criteria set forth by the Board and makes recommendations if it appears necessary to review the independent status of directors.

The Compensation and Appointments Committee shall be comprised of three to five members, the majority of whom must be directors qualified as independent by the Board of Directors. It shall be chaired by an independent director.

The Compensation and Appointments Committee shall meet at least three times per year. The notices of Meeting and an agenda shall be mailed by the Committee Chairman. The Chief Executive Officer may, at the Committee Chairman's request, attend Meetings on matters on the agenda that do not involve him/her.

6. Secretary of the Board of Directors

Pursuant to the Company's Bylaws, the Board of Directors shall name a Secretary who need not be a director.

The Board Secretary's role is to call members to Meetings of the Board of Directors when requested to do so by the Chairman and to draw up the draft minutes of the Meetings of the Board of Directors which are then submitted for approval to the Board. He is entrusted with the task of sending the working documents to the directors according to the procedure set forth in Article 3 of these Bylaws and in general makes himself available to directors for any information request pertaining to their rights and obligations, the Board's operation or the life of the Company.

His duties also include maintaining and updating the statements for the prevention of conflicts of interest provided for in Article 3 of the Directors Code of Conduct.

Lastly, the Board Secretary shall attend the Meetings of the Board Committees as needed at the request of the Chairman of the Board of Directors or the Committee chairmen. He may also be entrusted with the task of sending the working documents to the Committee members.

7. Directors' fees

Upon a motion by the Compensation and Appointments Committee, the Board of Directors shall distribute the annual amount of directors' fees allocated by the Shareholders' Meeting based in particular on the actual attendance of each director at Board Meetings and Meetings of any Committee of which he/she is a member.

Distribution is based on the following principles:

- The duties of Committee Chairman shall be compensated with a fixed portion of a flat amount defined by the Board of Directors for each Committee;
- The duties of a Committee member shall be compensated with a fixed portion of a flat amount defined by the Board of Directors and with a variable portion based on attendance at Meetings, which shall not exceed the amount of the fixed portion;
- Half of the available balance of the directors' fees shall be distributed in equal shares to each of the directors. The other half shall be distributed based on the number of Board Meetings that the directors attended during the previous fiscal year;
- The amount of directors' fees received by directors who also hold the position of Chief Executive Officer or Deputy Executive Officer is taken into account as well as directors' fees received from other Group companies when calculating their compensation as determined by the Board of Directors upon a motion by the Compensation and Appointments Committee;
- Directors' fees shall be paid no later than three months following the end of the previous fiscal year.

BOARD OF DIRECTORS CODE OF CONDUCT

The Board of Directors collectively represents all the shareholders and acts in the Company's interest. Each director, regardless of the reason for his appointment and his qualification by the Board of Directors as regards to the independence criteria set forth in the 1995, 1999 and 2002 AFEP/MEDEF consolidated reports, represents all the shareholders and as such adheres to the principles of conduct defined in this Code of Conduct.

The non-voting directors appointed by the Board of Directors and the Founding Co-Chairmen referred to in Article 21 of the Company's Bylaws shall be governed by all of the provisions of this Code of Conduct that are applicable to them.

1. Duty of due care

Directors shall carry out their duties as they see fit in the best interest of the Company. They shall strive at all times to improve their knowledge of the Group and its business lines and agree to be bound by a duty of vigilance and warning. They shall devote the necessary time and attention to their directorship in particular by attending the Meetings of the Committees to which they belong, the Meetings of the Board of Directors and the Shareholders' Meetings.

In addition to complying with the applicable statutes and regulations on the holding of several directorships, it is the responsibility of each director to ascertain whether his/her duties as a director of the Company are compatible with the directorships or positions that he/she holds in other companies in particular as regards the workload. Each director shall disclose periodically to the Company the directorships that he/she holds in any other company in order to enable the Company to comply with its statutory disclosure obligations in this regard.

2. Information

Directors have the duty to request the information that they deem necessary to carry out their duties from the Company's management via the Chairman of the Board of Directors who informs Chief Executive Officer or, where applicable, the Board Secretary. They shall have the right to meet with the Company's principal executives, whether or not in the presence of the Chairman of the Board of Directors and the Chief Executive Officer, after having requested such a Meeting from the Chairman of the Board of Directors who informs the Chief Executive Officer.

When a new director takes up office, the Board Secretary shall provide him/her with an information package containing the Company's Bylaws, the Directors Bylaws, the Directors Code of Conduct as well as the principal statutes and regulations regarding directors' liability.

Directors may consult the Board Secretary at any time regarding the scope of said statutes and regulations and the rights and obligations incumbent on him/her.

3. Transparency and preventing conflicts of interest

Directors shall strive to remain independent in all circumstance as regards their analysis, judgment, decisions and actions.

Directors agree not to seek out or accept any benefit likely to call into question their independence.

Any director that is directly or indirectly in a position of a conflict of interest – even potentially – with respect to the interest of the company because of the positions that he/she holds, and/or any interests that he/she has elsewhere, shall inform the Chairman of the Board of Directors or any individual designated by the Chairman. He/she shall abstain from the debates and decision-making on the matters affected and may have to leave a Board Meeting during the debate, and, where applicable, the vote.

When he/she takes up office, and subsequently every year no later than January 31, each director shall fill in a statement according to the template attached to this Code of Conduct in which he/she discloses any relationships of any kind with Group companies, their managers, suppliers, customers, partners or competitors. He/she shall send this statement to the Chairman of the Board of Directors and a copy thereof to the Board Secretary.

The Board of Directors shall deliberate on the rates granted to directors when staying in a non-official capacity in Group hotels.

4. Trading in Company securities by the directors

Directors have access to insider information. Such information, if made public, could impact the price of the Company's shares or any other securities issued by the Company.

Pursuant to applicable statutes and regulations, they shall be required:

- To refrain from using insider information to trade such securities either directly or via an intermediary;
- Not to knowingly allow a third party to carry out such trading;
- Not to disclose such information to third parties even through carelessness.

In addition, without prejudice to the statutes and regulations on insider trading, periods known as "negative windows" shall be determined each year. During such periods, directors shall refrain from trading the Company's shares or any other securities issued by the Company (including exercising stock options), either directly or via an intermediary, even via the trading of derivatives. Such periods shall be comprised of (i) 30 calendar days prior to the date of publication of the annual and interim consolidated financial statements, as well as the day of these publications and the following day, and (ii) 15 calendar days prior to the date of publication of quarterly revenue figures, as well as the day of these publications and the following day.

The exact dates of the "negative windows" shall be disclosed each year to the directors by the Board Secretary. If specific "negative windows" are set up in connection with financial or strategic transactions, the directors shall be informed immediately thereof by the Board Secretary.

Directors may not hedge the risks of losses on the Company shares or stock options they own.

A special system of "negative windows" may be put in place by resolution of the Board of Directors for directors that concurrently hold the positions of Chief Executive Officer or Deputy Executive Officer of the Company as well as for the Group's principal executives.

Each director shall be responsible for reporting to the French securities regulator (Autorité des Marchés Financiers) and to the Company (to the attention of the Board Secretary) any trading involving the Company's shares or any other securities issued by the Company and carried out by him/her or individuals that are closely related to him/her, pursuant to applicable statutes and regulations.

Directors may consult the Board Secretary at any time regarding the scope of the "negative windows" system and on the conditions of its application to any specific case.

5. Duty of discretion and confidentiality

Pursuant to Article 15 of the Company's Bylaws, the directors shall be bound by a duty of discretion and confidentiality in the interest of the Company. To that end, they undertake that they shall be responsible for maintaining the professional secrecy of all the confidential information to which they have access, the resolutions and the operation of the Board of Directors and of any Committees to which they may belong, as well as the content of the opinions issued or votes cast during Board or Committee Meetings.

When requested by the Chairman of the Board of Directors, each director agrees to return or destroy immediately any document in his/her possession containing confidential information.

In addition, directors shall be required to consult with the Chairman of the Board prior to any personal disclosure that they may make in the media on matters involving or likely to affect the Group, the Company and/or its governing bodies. This provision shall not apply to directors that concurrently hold the position of Chief Executive Officer or Deputy Executive Officer and that may have to make disclosures in that capacity in the name of the Company.

6. Shares owned privately

Pursuant to the Company's Bylaws, directors must own 500 shares in the Company. Such shares and any shares acquired in excess of that number must be registered shares.

The permanent representatives of legal entities that are directors shall be subject to the same obligation.

The number of Company shares owned by each director (and each permanent representative of any legal entity that is a director) shall be publicly disclosed by the Company.

DIRECTORS AND CORPORATE OFFICERS

Board of Directors

Thomas J. Barrack

- Thomas J. Barrack has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 3, 2005. He holds 500 Accor shares.
- Founder, Chairman and Chief Executive Officer of Colony Capital LLC.
- Aged 59.
- Thomas J. Barrack is an attorney specialized in international financial law. He has also held the positions of President of Oxford Development Venture Inc., Senior Vice-President of E. F. Hutton & Co. in New York and Principal with the Robert M. Bass Group (RMBG), a company founded by Texas-based investor Robert M. Bass.

Sébastien Bazin

- Sébastien Bazin has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 3, 2005. He holds 1,000 Accor shares.
- Chief Executive Officer Europe of Colony Capital SAS.
- Aged 45.
- Sébastien Bazin holds a Master of Business Administration from the Sorbonne University of Paris. Before joining Colony Capital in 1997, he was a Vice-President of the mergers and acquisitions group of Paine Webber in both London and New York, a Director of Hottinguer Rivaud Finances and the Group Director and General Manager of Immobilière Hôtelière.

Isabelle Bouillot

- Isabelle Bouillot has been a Director of Accor since January 9, 2006 and her term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. She had been a member of the Supervisory Board since February 14, 1996. She holds 500 Accor shares.
- Consultant, Corporate director.
- Aged 57.
- Isabelle Bouillot graduated from the École Nationale d'Administration. She has held various positions in the French government, notably economic advisor to the French President from 1989 to 1991 and budget director in the Ministry of the Economy and Finance from 1991 to 1995. She joined Caisse des Dépots et Consignations in 1995, where she served as Managing Director of the investment bank of the CDC-Ixis Group from 2000 to 2003.

Philippe Camus

- Philippe Camus has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He holds 500 Accor shares.
- Co-Managing Partner of Lagardère Group.
- Aged 58.
- Philippe Camus graduated from the École Normale Supérieure and the Institut d'Études Politiques de Paris. He began his career in the Finance Department of Caisse des Dépôts et Consignations. In 1982, he joined the general management team of Lagardère Group and was appointed Managing Director and Chairman of the Finance Committee in 1993. He supervised the planning that led to the creation of EADS, where he served as Chief Executive Officer from 2000 to 2005. Philippe Camus has been Co-Managing Partner of Lagardère Group since 1998.

Aldo Cardoso

- Aldo Cardoso has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He holds 500 Accor shares.
- Corporate director.
- Aged 50.
- Aldo Cardoso holds a PhD in law and an MBA from the École Supérieure de Commerce de Paris. He spent 24 years with Andersen, where he held various operational positions, and from 2002 to 2003 he served as Chairman and Chief Executive Officer of Andersen Worldwide.

Philippe Citerne

- Philippe Citerne has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. Société Générale, represented by Philippe Citerne, had been a member of the Supervisory Board since June 28, 1983. He holds 500 Accor shares.
- Director and Chief Operating Officer of Société Générale.
- Aged 58.
- Philippe Citerne earned a graduate degree from the École Centrale de Paris. After holding a number of positions in the Finance Ministry, he joined Société Générale in 1979, where he has served successively as Vice-President Economic Studies, Vice-President Finance, Vice-President Human Relations and then Director and Chief Operating Officer since 1997.

Étienne Davignon

- Étienne Davignon has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 16, 1990. He holds 648 Accor shares.
- Vice-Chairman of Suez-Tractebel.
- Aged 74.
- Étienne Davignon holds a PhD in law. He was Vice-Chairman of the Commission of the European Communities from 1981 to 1985 before serving as Chairman of Société Générale de Belgique from 1988 to 2001. He was subsequently appointed as Vice-Chairman of Suez-Tractebel.

Gabriele Galateri di Genola

- Gabriele Galateri di Genola has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since July 2, 2003. He holds 500 Accor shares.
- Chairman of Mediobanca SpA
- Aged 59.
- Gabriele Galateri di Genola earned an MBA from Columbia University. He held various positions at Saint-Gobain, then at Fiat, beginning in 1977. Gabriele Galateri di Genola was appointed Managing Director of IFIL in 1986 and Chief Executive Officer in 1993.

Sir Roderic Lyne

- Sir Roderic Lyne has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He holds 500 Accor shares.
- Former British ambassador.
- Aged 58.
- Sir Roderic Lyne graduated in History from the University of Leeds and has been awarded honorary doctorates by Leeds, Kingston and Heriot-Watt Universities, as well as four universities in Russia. He has served in British Embassies in several countries, notably in Eastern Europe and Senegal. He was private secretary to the British Prime Minister from 1993 to 1996, the United Kingdom's permanent representative to the World Trade Organization and United Nations from 1997 to 2000, and British ambassador to the Russian Federation from 2000 to 2004.

Dominique Marcel

- Dominique Marcel has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 3, 2005. He holds 500 Accor shares.
- Vice-President Finance and Strategy and member of the Executive Committee of Caisse des Dépôts et Consignations.
- Aged 51.
- Dominique Marcel is a graduate of the Institut d'Études Politiques de Paris and the École Nationale d'Administration (1983). He held a number of government positions, including deputy private secretary to the Prime Minister in 2000. He later joined Caisse des Dépôts et Consignations, where he has been a member of the Executive Committee since 2003.

Francis Mayer (passed away on December 9, 2006)

- Francis Mayer was a Director of Accor from January 9 to December 9, 2006. He had been a member of the Supervisory Board since May 4, 2004.
- Francis Mayer earned a graduate degree from the École Nationale d'Administration in 1979 and also had an advanced teaching degree (Agrégé de Lettres). He held various positions, notably in the French Treasury, with the World Bank and with the European Investment Bank. He served as Chief Executive Officer of Caisse des Dépôts et Consignations from 2002.

Gilles Pélisson

- Gilles Pélisson has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He holds 13,641 Accor shares.
- Aged 49.
- Gilles Pélisson graduated from France's ESSEC business school and holds an MBA from Harvard Business School. He began his career with Accor in 1983, in the United States and then in the Asia-Pacific region, and served as Co-Chairman of the Novotel hotel chain. He was appointed Chief Executive Officer of Euro Disney in 1995 and Chairman and Chief Executive Officer in 1997. In 2000, he joined the Suez group, then Bouygues Telecom as Chief Executive Officer and subsequently became Chairman and Chief Executive Officer (from February 2004 to October 2005).

Baudouin Prot

- Baudouin Prot has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. BNP Paribas, represented by Baudouin Prot, had been a member of the Supervisory Board since May 16, 1990. Baudouin Prot holds 500 Accor shares.
- Director and Chief Executive Officer of BNP Paribas.
- Aged 55.
- Baudouin Prot graduated from the École des Hautes Études Commerciales and the École Nationale d'Administration (1976). He is an Inspecteur Général des Finances and held a number of positions in the French government before joining BNP. He has served as Director and Chief Executive Officer of BNP Paribas since 2000.

Franck Riboud

- Franck Riboud has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since July 3, 2001. He holds 500 Accor shares.
- Chairman and Chief Executive Officer of Danone.

- Aged 51.
- Franck Riboud has an engineering degree from the École Polytechnique Fédérale in Lausanne, Switzerland. He has spent his entire career with the Danone Group, holding positions in finance, marketing and development and has served as Chairman and Chief Executive Officer since 1996.

Augustin de Romanet de Beaune

- At the Combined Ordinary and Extraordinary Meeting on May 14, 2007, shareholders will be asked to elect Augustin de Romanet de Beaune for a three-year term as director.
- Chief Executive Officer of Caisse des Dépôts since March 2007.
- 45 years old.
- A graduate of Institut d'Etudes Politiques de Paris and Ecole Nationale d'Administration (1986). Held various positions within the French Ministry of the Economy and Finance. He was managing partner of Oddo Pinatton Corporate before being appointed deputy director of the Prime Minister's private staff, then deputy principal private secretary to the President of the Republic in 2005. In October 2006, he was appointed Senior Vice President, Finance and Strategy and member of the Executive Committee of Crédit Agricole SA.

Jérôme Seydoux

- Jérôme Seydoux has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since January 7, 1997. He holds 1,000 Accor shares.
- Chairman and Member of the Executive Board of Pathé SAS.
- Aged 72.
- Jérôme Seydoux holds an engineering degree from the École Nationale Supérieure d'Électronique, d'Électrotechnique et d'Hydraulique in Toulouse. He began his career as a financial analyst in New York and later served as a member of the Management Board of Banque Neuflize Schlumberger Mallet, Chief Executive Officer of Schlumberger, and Chairman of Chargeurs (1980-1996).

Theo Waigel

- Theo Waigel has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He holds 500 Accor shares.
- Former German Finance Minister (from 1989 to 1998).
- Aged 67.
- Theo Waigel has a PhD in law. He held several positions in the Bavarian State Ministry before becoming a member of the German Bundestag, where he served from 1972 to 2002. He was simultaneously named Chairman of the CSU group and Vice-Chairman of the CDU/CSU parliamentary group in 1982. He served as German Finance Minister from 1989 to 1998.

Serge Weinberg

- Serge Weinberg has been the Chairman of the Board of Directors of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since October 10, 2005. He holds 500 Accor shares.
- Chairman and Chief Executive Officer of Weinberg Capital Partners.
- Aged 55.
- Serge Weinberg graduated from the Institut d'Études Politiques de Paris and France's École Nationale d'Administration (1976). He has served as principal private secretary (Chef de Cabinet) to the Budget Minister, Laurent Fabius (1981-1982), Chairman of Havas Tourisme and General Manager of Pallas Finances. He joined the Pinault-Printemps-Redoute Group in 1990 and served as Chairman of the Management Board from 1995 to 2005. In March 2005, he set up Weinberg Capital Partners, a private equity firm specialized in LBO financing.

Co-Chairmen and Co-Founders

Paul Dubrule

Born on July 6, 1934 in Tourcoing (France), Paul Dubrule graduated from the Institut des Hautes Études Commerciales, University of Geneva. Co-Founder and Co-Chairman of the Novotel chain in 1963 with Gérard Pélisson, Co-Chairman of the Novotel SIEH Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Paul Dubrule is also Chairman of Entreprise et Progrès and Co-Founder of the World Travel and Tourism Council (WTTC). In 2002, the Paul Dubrule Chair in Sustainable Development was created at INSEAD, the international business school. Paul Dubrule also personally set up a hotel school at Siem Reap, in Cambodia. On March 24, 2005, he was appointed Chairman of Maison de la France.

Gérard Pélisson

Born on February 9, 1932 in Lyon (France), Gérard Pélisson holds an engineering degree from the École Centrale des Arts et Manufactures, Paris, and a Master of Science in Industrial Management from the Massachusetts Institute of Technology (USA). Co-Founder and Co-Chairman of the Novotel chain in 1963 with Paul Dubrule, Co-Chairman of the Novotel S.I.E.H. Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Gérard Pélisson has also served as Chairman of the Council on French Investment in Africa (CIAN), Chairman of the Union of French Citizens Abroad (UFE), Chairman of the Paul Bocuse Institute, Co-Founder and Vice-Chairman of the World Travel and Tourism Council (WTTC) and President of the École Supérieure de Commerce of Lyon (1990-1996).

Secretary of the Board of Directors

Pierre Todorov

To the best of the Company's knowledge, no officer of the company has been convicted of fraud during the past five years. No officer has served as an executive in a company that has filed for bankruptcy or had its assets seized or been placed in liquidation during the past five years. No member has been investigated and/or been the subject of disciplinary measures by any statutory or regulatory authority during the past five years. No officer has been barred by a court from serving as a member of the Board of Directors, Management Board, Supervisory Board or equivalent of an issuer or from participating in the management or conduct of the affairs of an issuer during the past five years. No officer of the Company has a service contract with the Company or any of its subsidiaries providing for the payment of any benefits.

Executive Committee

Gilles Pélisson

Director and Chief Executive Officer

Philippe Adam

Executive Vice-President, Strategy and Hotel Development

Firmin Antonio

Chief Operating Officer, Accor Latin America

David Baffsky

Chief Operating Officer, Accor Asia Pacific

Yann Caillère

Chief Operating Officer, Hotels Southern Europe, Middle East, Africa and in charge of operations for Sofitel

Roberto Cusin

Chief Operating Officer, Accor Italy

Michael Flaxman

Chief Operating Officer, Hotels Northern Europe

Cathy Kopp

Executive Vice-President, Human Resources and Sustainable Development

Georges Le Mener

Chief Operating Officer, Accor North America

Eric Lepleux

Executive Vice-President Hotels and Brands Marketing

Serge Ragozin

Chief Operating Officer, Accor Services

Jacques Stern

Chief Financial Officer, in charge of Purchasing and Information Technology Systems

Pierre Todorov

Corporate Secretary and Secretary of the Board of Directors.

OTHER DIRECTORSHIPS HELD BY THE MEMBERS OF THE BOARD OF DIRECTORS

Thomas J. Barrack

CURRENT DIRECTORSHIPS

In France
Director of Accor.

Outside France

United States
Chairman and Chief Executive Officer of Colony Capital LLC.
Director of Continental Airlines, Inc., First Republic Bank.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Member of the Supervisory Board of Accor.
Director of Lucia.

Outside France

United States
Director of the board of Public Storage, Inc, Kennedy Wilson, Inc.

Philippines
Director of the board of Megaworld Corporation.

Sébastien Bazin

CURRENT DIRECTORSHIPS

In France
Chief Executive Officer Europe of Colony Capital SAS.
Chairman of the Board of Chateau Lascombes.
Chairman of the Board and Chief Executive Officer of Lucia, Société d'Exploitation Sports et Événements, Holding Sports & Événements.
Vice-Chairman and Member of the Supervisory Board of Buffalo Grill.
Member of the Supervisory Board of ANF (Les Ateliers du Nord de la France).
Chairman of Coladria SAS, Colwine SAS, Front de Seine Participations SAS, Colbison SAS, SAIP, Colfilm, SAS Spazio.
Chief Executive Officer of Toulouse Canceropole.
Director of Accor SA.
Legal Manager of Colony Le Chalet EURL, Colony Santa Maria EURL, Colony Pinta SNC, CC Europe Invest, Colmassy.
Permanent representative of Front de Seine Participations SAS, Managing Partner of Front de Seine Hotel.
Permanent representative of Fineurogest SA, Director of France Animation.
Permanent representative of Lucia, Legal Manager of Lusi Danton 2.
Permanent representative of Lucia, Managing Partner of SNC Immobilière Lucia et Compagnie, SNC Lucia 92 et Compagnie, SNC Immobilóisir Serre Chevalier.
Permanent representative of Lucia, Chairman of Lucia Club CH, Lucia Investimmo, Lucia Invest Adria.

Outside France

Belgium
Chairman of RSI SA.

Luxembourg
Director of Sisters SA.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman of Financière Baltimore SAS, SAS Baltimore, Financière Le Parc SAS, SAS Le Parc, SAS ABC Hotels, SAS Défense Cb3, Société Hotelière des Antilles Françaises SHAF (SAS), Financière Paris Astor SAS, SAS Paris Astor, Financière Castille SAS, SAS Castille, Financière Elysées Ponthieu SAS, SAS Elysées Ponthieu, Financière Terminus Nord SAS, SAS Terminus Nord, Financière Terminus Est SAS, SAS Terminus Est, SIHPP, Financière Libértel 2 SAS, SAS Libértel 2, Financière Libértel Ter SAS, SAS Libértel Ter, Financière Libértel Bis SAS, SAS Libértel Bis, Financière Libértel Quater SAS, SAS Libértel Quater, Financière Libértel 16 SAS, SAS Libértel 16, Coldif SAS, Coleven SAS, Financière Libértel Regions, SAS Libértel Regions, Financière Marignan Elysées, SAS Marignan Elysées, SAS Hotel The Grand, Colony Capital SAS, Toulouse Canceropole SAS.
Legal Manager of Colony Santa Maria SNC.
Permanent representative of Lucia, Chairman of SAS Lucia Investissement.
Permanent representative of Lucia, Legal Manager of SCI Clair Logis.
Permanent representative of Lucia, Liquidator of Eural, Société de Gestion Alimentaire, Elven.
Permanent representative of Lucia, Managing Partner of Lucia Saint Quentin 78, SNC 10 quai Paul Doumer.
Permanent representative of Fineurogest SA, Director of Antefilms Production.
Member of the Accor Supervisory Board.

Outside France

Italy
Director of RSI Italia SpA, RSI Group SpA.

Isabelle Bouillot

CURRENT DIRECTORSHIPS

In France
Chairman of China Equity Links.
Director of Accor and Compagnie de Saint Gobain.
Managing Partner of IB Finance.

Outside France

Belgium
Director of UMICORE.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman of the Supervisory Board of CDC Ixis Capital Markets.
Member of the Supervisory Board of CNCE, CNP, CDC Ixis Asset Management, Accor.
Director of CDC Ixis Private Equity, C3D, La Poste.

Outside France

United States
Chairman of CDC Ixis Capital Markets North America.

Italy
Director of San Paolo IMI.

Philippe Camus

CURRENT DIRECTORSHIPS

In France
Vice-Chairman and Chief Operating Officer of ARJIL Conmanditée – ARCO SA.
Representative of ARJIL Conmanditée – ARCO SA, General Partner and Co-Legal Manager of Lagardère SCA.
Director of Editions P. Amaury (SA), Crédit Agricole, Accor.
Member of the Supervisory Board of Hachette Filipacchi Medias (SA), Lagardère Active (SAS).
Permanent representative of Hachette SA on the Board of Directors of Hachette Distribution Services (SA).
Permanent representative of Lagardère SCA on the Board of Directors of Hachette SA.
Honorary Chairman of GIFAS.
Permanent representative of Lagardère Active on the Board of Directors of Lagardère Active Broadcast (Monaco).

Outside France

United States
Chairman and CEO of Lagardère North America.
Director of Cellfish Media, LLC.
Senior Managing Director of Evercore Partners Inc.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman of EADS France (SAS), Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS).
Director of La Provence (SA), Nice Matin (SA), Hachette Filipacchi Medias (SA), GIE PGS, Crédit Lyonnais, DASSAULT Aviation (SA).
Member of the Compensation Committee and the Partners Committee of Airbus (SAS).

Outside France

Netherlands
Executive Co-Chairman of EADS N.V., EADS Participations B.V.

Aldo Cardoso

CURRENT DIRECTORSHIPS

In France
Director of Accor, Gaz de France, Orange, Imerys, Rhodia.
Non-voting director of Bureau Veritas and Axa Investment Managers.

Outside France

Belgium
Director of Mobistar.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Director of Penauille.

Philippe Citerne

CURRENT DIRECTORSHIPS

In France
Director and Chief Operating Officer of Société Générale.
Chairman of Systèmes Technologiques d'Echanges et de Traitement (STET).
Director of Accor, SOPRA Group, Crédit du Nord, Généval, Grosvenor Continental Europe SAS.

Outside France

United Kingdom
Director of SG Hambros Bank & Trust LTD

United States
Director of TCW.

Russia
Director of Rosbank.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Member of the Supervisory Board of SOPRA Group.
Permanent representative of Société Générale on the Supervisory Board of Accor.
Permanent representative of Société Générale on the Board of Directors of TF1.

Outside France

Italy
Director of Unicredito Italiano.

Etienne Davignon

CURRENT DIRECTORSHIPS

In France
Director of Accor and Suez.

Outside France

Belgium
Chairman of Compagnie Internationale des Wagons-Lits et du Tourisme, Compagnie Maritime Belge, Recticel, SN Air Holding.
Vice-Chairman of Suez-Tractebel, Cumerio.
Director of Sofina, Realsoftware.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Director of Pechiney.
Member of the Supervisory Board of Accor.

Outside France

Belgium
Chairman of Sibeka.
Vice-Chairman of Société Générale de Belgique, Petrofina, Tractebel, Fortis, Umicore.
Director of Solvay, Biac.

Germany
Member of the Supervisory Board of BASF.

Gabriele Galateri di Genola

CURRENT DIRECTORSHIPS

In France
Director of Accor.

Outside France

Italy
Chairman of Mediobanca SpA, Istituto Europeo di Oncologia, Centro Cardiologico Monzino.
Chairman of the Board of Istituto Italiano di Tecnologia.
Vice-Chairman of Assicurazioni Gerali SpA.
Director, Vice-Chairman and Mediobanca representative in the RCS SpA Patto di Sindicato.
Director of Sifalberghi Srl, Fiera di Genova SpA, Banca Esperia SpA, Italmobiliare, Banca Cassa di Risparmio di Savigliano, Utet SpA.
Director and Mediobanca representative in the Pirelli & C. SpA Patto di Sindicato.
Member of the Supervisory Committee and Director of San Faustin NV.

Germany
Member of the Central Advisory Board of Commerzbank.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Director of Worms & Cie.
Member of the Supervisory Board of Accor.

Outside France

UK
Director of Arjo Wiggins Appleton.
Member of the International Advisory Board of Morgan Stanley.

Italy
Chairman of Business Solution SpA, Ciao Web Srl, Emittente Titoli SpA, FIAT Auto SpA.
Vice-Chairman and Managing Director of Egidio Galbani SpA
Vice-Chairman of IHF Internationale Holding FIAT SA.
Director of Alpitour Italia SpA, Atlanet SpA, Birra Peroni Industriale SpA, IFI SpA, La Rinascente SpA, Siemens Italia, Toro Assicurazioni SpA.
Managing Director of FIAT SpA, IFIL SpA, Eurofind SA.
Director and Member of the Executive Committee of Sanpaolo IMI SpA.
Consigliere Accomandatario of Giovanni Agnelli & C Sapaz.
Mediobanca representative in the GIM SpA Patto di Sindicato, Gemina SpA.

Luxembourg
Director of Sanpaolo IMI Investments.
Director of Exor Group.

Netherlands
Chairman of FIAT Auto Holding BV, Iveco NV.
Director of CNH Global NV, New Holding For Turism BV.
Director of Ferrari SpA.

Sir Roderic Lyne

CURRENT DIRECTORSHIPS

In France
Director of Accor.

Outside France

UK
Non-Executive Director of Aricom PLC.
Member of the Board of Director of the Russo-British Chamber of Commerce.
Special Advisor to BP Plc, HSBC Bank, International Trade Exhibitions Ltd.
Member of the Strategic Advisory Group of QucomHaps Holding Limited.

Dominique Marcel

CURRENT DIRECTORSHIPS

In France
Vice-President, Finance and Strategy, and member of the Executive Committee of Caisse des Dépôts et Consignations.
Chairman and Chief Executive Officer of CDC Entreprises Capital Investissement, Financière Transdev, Map Holding.
Chairman of the Board of CDC Holding Finance.
Member and Chairman of the Supervisory Board of Compagnie des Alpes.

Member and Vice-Chairman of the Supervisory Board of DEXIA Crédit Local.
Director of Accor, Société du Grand Theatre des Champs-Élysées, Société Forestière de la CDC.
Member of the Supervisory Board of CDC Entreprises, CNP Assurances.
Permanent representative of CDC on the Supervisory Board of Caisse Nationale des Caisses d'Épargne et de Prévoyance (CNCE), Société Nationale Immobilière.
Permanent representative of CDC on the Board of Directors of ICADE.
Permanent representative of Financière Transdev on the Board of Directors of Transdev.

Outside France

Germany
Chairman of the Supervisory Board of CDC DI GmbH.

Belgium
Director of DEXIA.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman of Groupe Beture Cap Atrium (SASU).
Member of the Supervisory Board of Accor, Crédit Foncier de France, Société Nationale Immobilière, IXIS Asset Management, ICIB.
Director of Caisse des Dépôts Développement (C3D), ICADE.
Permanent representative of CDC on the Supervisory Board of CDC IXIS.
Permanent representative of CDC Holding Finance on the Board of Directors of Compagnie Financière Eulia.

Francis Mayer (passed away on December 9, 2006)

DIRECTORSHIPS HELD AT DECEMBER 9, 2006

In France
Chief Executive Officer of Caisse des Dépôts et Consignations.
Chairman of the Supervisory Board of CDC-Entreprises, Société Nationale Immobilière (SNI).
Vice-Chairman of the Supervisory Board of Caisse Nationale des Caisses d'Epargne (CNCE).
Director of Accor, CDC Holding Finance, ICADE, Veolia Environnement.
Member of the Supervisory Board of CNP Assurances.

Outside France

Belgium
Director of DEXIA.

DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman of the Board of Caisse des Dépôts Développement (C3D).
Chairman of the Supervisory Board of CDC IXIS.
Vice-Chairman of the Supervisory Board of IXIS CIB.
Director of CDC Ixis Private Equity, EULIA, Casino-Guichard-Perrachon.
Member of the Supervisory Board of CDC Ixis Capital Market, Accor.

Gilles Pélisson

CURRENT DIRECTORSHIPS

In France
Director and Chief Executive Officer of Accor.
Member and Vice-Chairman of the Supervisory Board of Groupe Lucien Barrière SAS.
Permanent representative of Accor on the Supervisory Board of Lenôtre.
Chairman of the Supervisory Board of ESSEC.
Director of BIC SA.

Outside France

Italy
Director of Scapa Italia, Gemeaz Cusin, SAGAR, Sifalberghi.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman and Chief Executive Officer of Bouygues Telecom.
Director of TPS, RCBT (Réseau Club By Telecom), Club Méditerranée.

Baudouin Prot

CURRENT DIRECTORSHIPS

In France
Director and Chief Executive Officer of BNP Paribas.
Director of Accor, Veolia Environnement, Pinault-Printemps-Redoute.

Outside France

Belgium
Director of ERBE

Italy
Director of BNL.

Switzerland
Director of Pargesa Holding SA.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman of the Board of BNP Paribas E3.
Director of Banque Nationale de Paris Intercontinentale, Pechiney.
Member of the Supervisory Board of Cetelem, Pinault-Printemps-Redoute, Eurosecurities Partners.
Permanent representative of BNP Paribas on the Supervisory Board of Fonds de Garantie des Dépôts, Accor.

Franck Riboud

CURRENT DIRECTORSHIPS

In France

Chairman and Chief Executive Officer, Chairman of the Executive Committee of Groupe Danone.
Director, Chairman of the Appointments and Compensation Committee of Renault SA.
Director of Lacoste France, L'Oréal, Renault SAS, Accor, Association Nationale des Industries Agro-Alimentaires, International Advisory Board HEC.
Member, Groupe Danone representative on the Conseil National du Développement Durable.

Outside France

Spain
Director of Baglay Latinoamerica SA and Danone SA.

Switzerland
Director of Fondation GAIN (Global Alliance for Improved Nutrition).

India
Director of Wadia BSN India Limited.

Morocco
Director of ONA.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France

Chairman of the Board of Compagnie Gervais Danone, Générale Biscuits.
Member of the Supervisory Board of Accor, Eurazeo.
Director of ANSA, Danone Finance.
Permanent representative of Cie Gervais Danone on the Board of Directors of Danone France, Société des Eaux de Volvic.
Permanent representative of Générale Biscuit on the Board of Directors of LU France.
Member of the Advisory Committee of Banque de France.

Outside France

Singapore
Chairman and Director of Danone Asia PTE Limited.

Indonesia
Commissioner of P.T. Tirta Investama.

Belgium
Director of Sofina.

United States
Director of Quiksilver.

Israel
Director of Strauss Dairy Limited.

UK
Director of Associated Biscuits International LTD (ABIL), Scottish & Newcastle PLC, ABI Holdings Limited ABIH.

Jérôme Seydoux

CURRENT DIRECTORSHIPS

In France

Chairman of Pathé SAS, Pathé Distribution SAS, Pathé Renn Production SAS.
Vice-Chairman and CEO and Director of Chargeurs SA.
Vice-Chairman and member of the Supervisory Board of Compagnie du Mont-Blanc SA.
Director of Accor, Olympique Lyonnais Groupe.
Legal Manager of OJEJ SC, SOJER SC, EDJER EURL.
Member of the Executive Board of Pathé SAS.
Member of the Executive Committee of Pathé Renn Production SAS, Pricel SAS.
Permanent representative of SOPARIC Participations within Olympique Lyonnais SASP.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France

Chairman of Pathé Distribution SA, Pathé Image Production SA, Pathé Renn Production SA, SHCC (Société Holding de la Chaîne Comédie !), SECC SA(Société d'Exploitation de la Chaîne Comédie !).
Chairman of the Supervisory Board of Pathé SA, Le Cézanne, Mont-Blanc & Compagnie SA.
Vice-Chairman of the Supervisory Board of Mont-Blanc & Compagnie SA.
Legal Manager of JMS Films SNC, Pathé Image SNC.
Director of Compagnie Deutsch, Pathé Distribution SA, Pathé Renn Production SA, Pathé Image Production SA, Groupe Danone.
Member of the Executive Committee of Arena Films SAS, Galfin Productions SAS.
Member of the Supervisory Board of Accor, Blondeau et Associés SA.
Permanent representative of Pathé on the Board of Directors of Arena Films SA, Pricel SA, SECC SA (Société d'Exploitation de la Chaîne Comédie !), Olympique Lyonnais Groupe SA.
Permanent representative of Pathé Renn Production on the Board of Directors of Ciné B SA.
Member of the Appointments Committee and the Compensation Committee of Groupe Danone SA.
Vice-Chairman and Director of Télé Monté Carlo SA (Monaco).

Theo Waigel

CURRENT DIRECTORSHIPS

In France

Director of Accor.

Outside France

Germany
Director and Chairman of the Board of NSM Löwen Entertainment GmbH.

Director of AachenMünchener Versicherung AG, AachenMünchener Lebensversicherung AG, Deutsche Vermögensberatung AG.
Member of the Advisory Committee of BT GmbH & Co, I'/G Immobilien AG, Lexis Nexis, EnBW Energie Baden-Württemberg AG.

Austria
Director of Generali Vienna Holding AG.

United States
Member of the Advisory Committee of Emerson Electric.

Italy
Member of the General Council (Consiglio Generale) of Generali Assicurazioni SpA.

UK
Member of the Advisory Committee of Eli Lilly Holdings Limited.

Serge Weinberg

CURRENT DIRECTORSHIPS

In France
Chairman and Chief Executive Officer of Weinberg Capital Partners SAS.
Chairman of the Board of Accor.
Director of FNAC, Rasec SAS, Team Partners Groupe, Alliance Industrie, Financière Poinsetia SAS.
Vice-Chairman of the Supervisory Board of Schneider Electric.
Legal Manager of Adoval, Maremma.

Outside France

Netherlands
Member of the Supervisory Board of Gucci Group NV.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France
Chairman of the Management Board of Pinault-Printemps-Redoute.
Chairman of the Supervisory Board of Conforama Holding, France Printemps, Guilbert SA, Redcats, Accor.
Legal Manager of Serole.
Director of Rexel.
Member of the Supervisory Board of Yves Saint Laurent Parfums, Boucheron Holding.
Permanent representative of Tennessee on the Board of Directors of Bouygues.
Permanent representative of PPR on the Supervisory Board of PPR Interactive.

Outside France

Singapore
Director of PPR Asia.

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

TO THE ANNUAL SHAREHOLDERS' MEETING ON THE PREPARATION AND ORGANIZATION OF BOARD OF DIRECTORS' MEETINGS AND INTERNAL CONTROL PROCEDURES (PREPARED IN APPLICATION OF ARTICLE L. 225-37 OF THE FRENCH COMMERCIAL CODE)

This report was reviewed by the Board of Directors at its Meeting on March 6, 2007.

1. Preparation and Organization of Board of Directors' Meetings

The preparation and organization of Meetings of the Board of Directors are governed by the laws and regulations applicable to public limited companies (sociétés anonymes), the Company's By-laws and the Board By-laws, which also describe the procedures of the four Board Committees (the Strategy Committee, the Commitments Committee, the Audit Committee and the Compensation and Appointments Committee).

The Board met eight times in 2006. The notices of Meeting together with the agenda were sent to all the members by e-mail, generally around one week before the Meeting date. In the period between two Meetings, members were kept regularly informed of significant events and transactions involving the Company and were sent copies of all press releases issued by the Company.

Each Meeting lasted three hours on average and the attendance rate was around 80%.

In addition to fulfilling the duties attributed to it by law or in the Company's By-laws, the Board of Directors was informed by the Chief Executive Officer and, in some cases, by the senior executives concerned, of a large number of significant business achievements and projects.

The Board also began a process to assess its own performance during the year. This self-assessment will be discussed at a Board Meeting during the first half of 2007.

Board discussions and decisions in certain areas are prepared by specialist Board Committees made up of directors appointed by the Board for the duration of their term. These Committees examine matters falling within their terms of reference, as well as any matters referred to them for consideration by the Chairman of the Board. They report regularly to the Board on their work, together with their observations, opinions, proposals and recommendations.

To assist them in their work, the Board Committees may commission technical reports from management or external consultants. In both cases, the Chairman of the Board is notified in advance and informs the Chief Executive Officer. The Committees may also arrange Meetings with members of management responsible for the areas under review, without any executive directors necessarily being present. In this case also, the Chairman of the Board is notified in advance and informs the Chief Executive Officer.

There are currently four Board Committees:

- The Strategy Committee;
- The Audit Committee;
- The Commitments Committee;
- The Compensation and Appointments Committee.

The Board may also set up one or several special committees.

Each Committee is chaired by one of its members, designated by the Board.

The Committee Chairman appoints a person who may or may not be a Committee member to act as secretary.

The Chairman of each Committee may ask for the Committee to be consulted on any matters falling within its terms of reference that have not been referred to it.

Each Committee is required to periodically review its rules of procedure and propose to the Board any changes that are considered necessary.

The Board Committees do not have any decision-making authority.

The Audit Committee met five times in 2006. During these Meetings, it prepared the Board's review and discussion of the annual financial statements, in accordance with its terms of reference as set out in the Board's By-laws. Meetings of the Audit Committee are also attended by the Chief Executive Officer, the Chief Financial Officer and, where necessary, the Board secretary and the head of Internal Audit. The external Auditors attend Meetings held to approve the financial statements.

The Compensation and Appointments Committee also met five times in 2006. During these Meetings, the Committee drafted proposals to the Board concerning the compensation packages of executive directors, in accordance with its terms of reference as set out in the Board's By-laws. It also reviewed the terms of the January 9, 2006 stock option plan. In accordance with French Act no. 2006-1770 of December 30, 2006 on profit-sharing and employee stock ownership, the principles and rules applied by the Board of Directors for determining the compensation and benefits payable to executive directors are described in the "Executive and Director Compensation" section of the report of the Board of Directors. As well as describing the policy for determining executive directors' compensation, this section provides details of the amount of their compensation, the amount of director's fees paid to members of the Board, directors' transactions in the Company's shares, and directors' and employees' interests in the Company's capital (through stock option plans and incentive and profit-sharing schemes).

The Strategy Committee and the Commitments Committee also both met five times in 2006.

The attendance rate at Meetings of all four Committees was around 80%.

2. Restrictions on the Powers of the Chief Executive Officer

The Board of Directors has elected to separate the functions of Chairman of the Board and Chief Executive Officer, in accordance with the option offered under Article L. 225-51-1 of the French Commercial Code. The Board of Directors deals with all matters falling within the powers vested in it under the applicable laws and regulations.

In addition, the Board of Directors is responsible for:

a) Approving the annual budget and the business plan presented by the Chief Executive Officer;

b) Reviewing and approving the Group's overall strategy, at least once a year, in accordance with the Board's By-laws;

c) Authorizing the following decisions of the Chief Executive Officer prior to their implementation:

- Any and all immediate or deferred financial commitments representing more than €100 million per transaction. "Financial commitments" are defined as:
  - any and all acquisitions or disposals of assets and majority or minority interests in other companies; in the latter case, the amount of the commitment is determined by reference to the entity's enterprise value,
  - any and all direct investments, for example for the creation of a business, the construction, refurbishment or extension of a hotel property, or expenditure on technological developments,
  - rental investments, measured on the basis of the market value of the leased asset,
  - hotel management contracts with a guaranteed minimum fee,
  - any and all loans to entities in which the Company or one of its subsidiaries does not hold the majority of the shares and voting rights, and any and all commitments to participate in share issues by such entities;
- Any and all transactions that may have a material impact on the Group's strategy or lead to a material change in the Group's business base (mainly entry in a new business or withdrawal from an existing business), whatever the amount of the commitment,
- Any and all credit facilities obtained from a single bank or a banking pool for a cumulative amount of €2 billion, or any individual facility for a period of more than 15 years whatever the amount. The Chief Executive Officer is required to notify the Board of Directors of any and all credit facilities of less than €2 billion obtained since the last disclosure. The Board's prior approval is not required for borrowings due in less than one year,
- Any and all transactions involving the Company's shares carried out in application of Article L. 225-209 of the French Commercial Code, which exceed one million shares per transaction and a cumulative two million shares per year;

d) Authorizing the Chief Executive Officer to issue guarantees, bonds and endorsements in the Company's name, up to a cumulative amount of €1 billion per year. In accordance with the Company's By-laws, any such authorizations may be given for a period of one year. The Chief Executive Officer is required to report to the Board of Directors each year on the amount and nature of guarantees, bonds and endorsements issued under the authorization;

e) Discussing and deciding on any proposed changes to the Group's management structure and reviewing information about the main organizational changes.

3. Internal Control Procedures

3.1. Internal control objectives

The Group applies the internationally recognized definition of internal control formulated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). According to this definition, internal control is a process, effected by an entity's Board of Directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Effectiveness and efficiency of operations;
- Reliability of financial reporting;
- Compliance with applicable laws and regulations.

One of the objectives of the internal control system is to anticipate and control the risks arising in the course of the Company's business, as well as the risk of errors or fraud, particularly relating to accounting and other financial matters. However, no control system can provide absolute assurance that these risks have been completely eliminated.

3.2. Summary description of internal control procedures

3.2.1. Overall organization of the internal control system

Internal control procedures fall within the general framework of the policy drawn up by the Board of Directors and are implemented under the direct responsibility of the heads of the operating Divisions and corporate functions. They are regularly reviewed to ensure that they adequately address the specific risks incurred by each activity and are cost-effective.

The main structures responsible for overseeing the system of internal control are as follows:

3.2.1.1 The Specialist Committees of the Board of Directors

The Audit Committee

The Board of Directors' By-laws define the Audit Committee's membership, terms of reference and procedures. The Committee is responsible for ensuring that the accounting policies applied for the preparation of the financial statements of the Company and the Group are appropriate and applied consistently from one period to the next. Its terms of reference also include checking that internal reporting and control procedures provide adequate assurance concerning the reliability and completeness of financial information and the control of Group risk exposures. To this end, the Committee performs the following tasks:

- It reviews the interim and annual consolidated financial statements and the financial statements of the Company, prior to their examination by the Board of Directors. This includes reviewing draft results press releases and announcements to be issued by the Company,
- It reviews the scope of consolidation and the reasons for excluding any entities,
- It assesses the Group's material risk exposures and off-balance sheet commitments, and receives a copy of the Chief Financial Officer's detailed report on these matters,
- It obtains assurance concerning the effectiveness of the Group's system of internal control, by reviewing the methods used to identify risks and the organizational principles and procedures of the internal audit department. It is also informed of the Internal Audit program and of the results of the internal audits carried out since the last presentation,
- It reviews the external Auditors' audit plan and the results of their audits. It receives a copy of the external Auditors' post-audit letter setting out the main issues identified during their audit and describing the main accounting options selected,
- When the external Auditors' appointment is due to expire, it oversees the Auditor selection procedure and reviews the proposals submitted by the various candidates, expresses an opinion on the proposed fee budgets for statutory audit work and makes recommendations to the Board of Directors on the choice of candidate,
- It validates the categories of additional audit-related work that the external Auditors and the members of their networks may be asked to perform in accordance with the applicable laws and regulations,
- At the end of each year, it is informed of the fees paid by Group companies to the external Auditors and the members of their networks during the year, including a detailed breakdown by type of engagement, and reports to the Board of Directors on these fees, as well as on its assessment of the external Auditors' level of independence.

The Audit Committee has between three and five members, all of whom have the necessary technical knowledge to fulfill the Committee's duties. At least two-thirds of the members, including the Committee Chairman, must be independent directors.

The Audit Committee meets at least three times a year. One Meeting – attended by the head of Internal Audit – is devoted to reviewing the effectiveness of the system of internal control.

The Audit Committee may make enquiries of the external Auditors without the corporate officers and/or the Chief Financial Officer being present, after first notifying the Chairman of the Board who in turn notifies the Chief Executive Officer.

Calls to Meeting are issued by the Committee Chairman and include the Meeting agenda. Meetings to review the interim and annual financial statements must be held at least three days prior to the Board Meeting called to approve the financial statements. The members of the Audit Committee must receive all necessary documents on a timely basis. When members are first appointed to the Committee, they are given detailed information about accounting, financial and operational issues that are specific to the Group. Audit Committee Meetings are attended by the Chief Executive Officer, the Chief Financial Officer and the external Auditors.

Commitments Committee

The Board of Directors' By-laws stipulate that the Commitments Committee is responsible for preparing Board Meetings and making recommendations to the Board on the following matters:

- Any and all transactions that will have a material impact on the Group's business base;
- Any proposed purchases, sales or other investments concerning assets that are (i) carried out in the normal course of business (i.e. related to the Hotels business) representing a commitment of more than €300 million – measured as either the purchase or sale price or the enterprise value of the entity concerned –, including the Company's major hotel banners, or (ii) not carried out in the normal course of business, representing a commitment in excess of €100 million (measured by reference to price or enterprise value). Transactions carried out in the normal course of business are defined as those related to the construction of new hotels or the purchase or sale of individual hotels;
- Any mergers or demergers or asset transfers;
- Any amendments to the Company's corporate purpose.

The Commitments Committee may have up to five members. Committee Meetings may be called at any time, in writing or verbally, by the Committee Chairman or the Chairman of the Board of Directors.

3.2.1.2 Committees and departments within the organization

Group Internal Control Committee

The Group Internal Control Committee is made up of the Chief Executive Officer, members of the Executive Committee (see list in the "Directors and Corporate Officers" section of the Board of Directors' report), the head of Internal Audit, the head of Information Systems Audit, and the Chief Financial Officers of the main Divisions. Members of the Divisional Internal Control Committees and the heads of the local internal audit departments may also be invited to attend Meetings of the Group Internal Control Committee.

The Group Internal Control Committee guarantees the independence of the internal audit function. Its responsibilities are to:

- Validate the annual internal audit program;
- Review the significant audit issues for the current year, for each of the audited areas, and approve the action plans for each audited entity;
- Track changes in internal control organization;
- Oversee the activities of the Internal Audit function, in terms of audit efficiency/optimization and the adequacy of the function's resources.

The Group Internal Control Committee meets once or twice a year.

Risk Management Committee

The Group has set up a Risk Management Committee to:

- Regularly identify the main risks to which the Group is exposed;
- Determine the main objectives and features of global risk management policies, including the applicable standards and procedures;
- Prepare risk prevention action plans;
- Decide any emergency measures as necessary in response to circumstances.
- Organize the communication and implementation of risk management policies throughout the Group.

The Risk Management Committee comprises the Executive Vice-President, Human Resources and Sustainable Development; the Corporate Secretary; the Executive Vice-President, Information Systems and Telecoms; the Executive Vice-President and General Counsel; the Vice-President and Assistant Vice-President, Risk Management; the Vice-President, Safety and Security; the Vice-President, Internal Audit; the Vice-President, Equipment and Services Purchasing; the Vice-President Intranet/Internet Systems; the Vice-President, Expertise and Methods Department; the Chief Press Officer; the Group Risk Officer and the Vice-President, Information Systems Security.

The Committee meets on a quarterly basis and is assisted, where necessary, by work groups made up of line managers and, depending on the topics, the heads of the corporate functions concerned and external experts.

Investments Committee

The Investments Committee intervenes in the authorization process for expansion capital expenditure, by analyzing projects representing amounts of between €5 million and €100 million (or a lower threshold of €2.5 million for the acquisition of minority shareholdings). Based on the results of its analyses the Committee decides whether or not to authorize the projects concerned.

The Investments Committee comprises the Chief Executive Officer, the Chief Financial Officer, the Vice-President, Strategy and Hotel Development, the Vice-President, Corporate Finance and – depending on the project concerned – the Vice-President, Hotel Development or the member of the Executive Committee responsible for the Services business.

The Investments Committee meets between six and eight times per year.

Group Finance

The Chief Financial Officer is responsible for implementing the Group's financial policies, including by circulating to the Divisions the accounting principles and standards used to prepare the consolidated financial statements. In accordance with the strategy

put forward by the Chief Executive Officer and approved by the Board of Directors, the Group Finance function is organized around the following departments:

- The Group Treasury Department, responsible for (i) managing the Group's long-term financing, (ii) coordinating and optimizing short-term financing facilities in conjunction with the Central Treasury Offices, (iii) implementing the strategy for managing financial flows in the various countries where the Group operates, (iv) carrying out and/or monitoring all market transactions for the Group and performing the related back office functions, and (v) rolling out a credit management process to all of the Group's businesses and/or countries;
- The Corporate Finance Department, in charge of (i) analyzing and monitoring the financial impacts of organic and acquisition-based growth operations presented to the Investments Committee, (ii) organizing the sale of material non-strategic assets, (iii) coordinating individual asset sales carried out by the Country Finance Departments, and (iv) drawing up the financial section of the Group's Business Plan, in line with the strategic section;
- The Group Tax Department, tasked with implementing and/or coordinating tax optimization measures, particularly relating to international transactions;
- The Corporate Accounting Department, responsible for preparing the financial statements of Accor SA and monitoring the financial aspects of Accor SA's holding operations;
- The Investor Relations and Financial Communications Department, in charge of releasing the Group's strategy and results to the financial markets;
- The Global Financial Support Department, tasked with monitoring the financial functions of the Purchasing, Information Systems and Technical Departments and overseeing the accounting support functions of the Northern Europe and Southern Europe Hotels Divisions;
- The Group internal audit department;

The Group General Controller who is a part of the Group Finance Department supervises:

- The Group Financial Control Department, which is responsible for coordinating operations with the Country and or/Business Unit Finance Directors, as well as for implementing the Group's monthly financial reporting procedure and the budget and results forecast processes;
- The Consolidation Department, entrusted with preparing the consolidated financial statements;
- The Financial Information Systems Department, in charge of defining and updating the Group's standards on financial information systems.

Group Finance maintains regular contact with the external Auditors, who audit the financial statements of the Company and the Group in accordance with legal and regulatory requirements.

Business Line Finance Departments

The Group has two Business Line Finance Departments:

- The Finance Department of the Hotels business, including:
  - the Hotel Real Estate Financing Department, which reports to the Chief Financial Officer. This Department is in charge of implementing and/or optimizing the processes for owning hotel assets that have been identified by the Group as priority holdings,
  - the Finance & Financial Control Department for Hotel Sales & Marketing, which reports to the Executive Vice-President Hotels and Brands Marketing and has a dotted-line reporting relationship with the Chief Financial Officer. The responsibilities of this Department are to monitor the financial operations of the Brand Strategy, Marketing Relations and Distribution (International Sales, Reservations and web management) Departments, as well as the Partnership & Sponsoring and Loyalty Departments;
- The Finance Department of the Services business. The responsibilities of this Department were defined as part of the strategy approved by the Chief Operating Officer of Accor Services and the financial strategy drawn up by the Chief Financial Officer, as follows:
  - checking that the monthly, quarterly and half-yearly financial information provided by all the Group's countries is valid and consistent before it is passed on to the Group Finance Department,
  - managing the processes relating to Accor Services' financial planning, operating budgets and/or commitments and results forecasts,
  - ensuring that the Group's countries comply with the internal control system,
  - as part of the capital expenditure procedure, validating the development projects put forward by the different departments from the various countries and subsequently implementing them and/or monitoring their completion.

Group Internal Audit

Group Internal Audit reports directly to the Chief Financial Officer and has a dotted-line reporting relationship with the Group Internal Control Committee. As the cornerstone of the internal audit system, it is responsible for helping to develop internal control tools and standards, and for performing internal audits based on the annual audit program approved by the Group Internal Control Committee.

Internal audit reports, including details of the corrective action planned by the audited entities in response to the internal Auditors' recommendations, are issued to the entity's Chief Executive Officer and Chief Financial Officer.

Group Internal Audit coordinates its audit plans with the statutory audit work performed by the external Auditors. It is also responsible for coordinating the activities of the local internal audit departments within the Divisions.

Group Internal Audit has direct ties with the local internal audit departments. This helps to ensure that these departments comply with the fundamental principles of conduct and independence and follow the standards of the internal audit profession, as well as the methods recommended by the Group. These ties also guarantee that the local internal audit departments are given adequate resources to fulfill their objectives.

At December 31, 2006, Group Internal Audit had a staff of 17 Auditors. Group Information Systems Audit, which reports to Group Information Systems and Telecoms, had five Auditors and the local internal audit departments in the Divisions had a total of 33 Auditors.

The local internal audit departments in the Divisions

The local internal audit departments set up in the main Divisions report to their Division's Chief Financial Officer and have a dotted-line reporting relationship with Group Internal Audit.

These departments perform internal audits, alone or jointly with Group Internal Audit, based on the program approved by their Division's Internal Control Committee. They also provide ongoing assistance to finance and line departments in managing and monitoring internal control issues within the Division's operating units.

In accordance with ethical principles, the local internal Auditors do not audit headquarters or cross-functional departments, due to possible conflicts of interest arising from the fact that the Auditors work in the Divisions.

Reports on the work of the local internal audit departments are also presented to the Group Internal Control Committee.

Division Internal Control Committees

Local Internal Control Committees have been set up in the main Divisions. Each Committee is chaired by the Division's Chief Executive Officer and comprises members of the operating units and Finance Department, as well as a representative of Group Internal Audit. The Committees meet at least once a year to prepare the work program for the local internal audit departments (where appropriate, based on the instructions issued by the Group Internal Control Committee), review the reports on the internal audits performed during the period and assess the action taken to implement recommendations made following previous audits.

3.2.2. Internal control standards

Internal control principles and the procedures followed by the main structures involved in managing the internal control system, the composition of these structures and the ways in which they interact have been formally described primarily in the following documents.

Board of Directors By-laws

In line with national recommendations to guarantee compliance with the fundamental principles of corporate governance, the Board of Directors has prepared By-laws describing its procedures and responsibilities, as well as the membership and role of the various Board Committees, including the Audit Committee's rules of procedure.

Internal Audit Charter

The Internal Audit Charter aims to provide a Group-level cross-functional view of internal audit resources and methodologies, as well as of the methods used to communicate the results of internal audits. To this end, it defines the framework for internal audit activities within the Group, based on the professional standards issued by IFACI and other bodies. It also formally describes the role, membership and rules of procedure of the Group Internal Control Committee. Lastly, it describes the procedure to be followed by Group Internal Audit to coordinate the activities of the local internal audit departments.

The Internal Audit Charter was approved by the Group's Chief Executive Officer, as well as by the Chief Financial Officer, the Corporate Secretary and the head of Internal Audit. It will also be submitted to the members of the Internal Control Committee for their formal approval.

Finance Manual

Issued to all Group Finance Departments, the Finance Manual describes the closing process for the monthly management accounts, as well as the Group accounting plans, consolidation principles, accounting standards and policies. It also addresses specific issues related to the investment approval procedure. Lastly, it includes the Treasury Charter, which describes cash management procedures, the principles to be followed, concerning the holding of payment instruments and the approval of expenditures, as well as the role and organization of cash pooling systems. The Manual, which is updated regularly, is available on the Group Intranet and can be accessed by all members of staff.

Internal procedure manuals

Internal procedure manuals have been produced for the main businesses. The purpose of these manuals is to structure and firmly establish Group procedural guidelines, based on an assessment of the specific internal control risks of each business.

3.2.3. Summary information about internal control procedures put in place by the Company

The implementation and monitoring of internal control procedures is an integral part of the role performed by line and finance managers in each Division. In all cases, internal control systems must be based on Group standards. The main internal control procedures are as follows:

Internal control self-assessments

In recent years, the Group has placed considerable emphasis on preparing, issuing and monitoring internal control self-assessment procedures. These procedures have now been rolled out to the majority of hotel operating units, headquarters units and Accor Services subsidiaries. Based on existing internal control standards and procedures, the self-assessments also facilitate the implementation of effective controls, help track changes in the level of internal control and contribute to staff training.

Internal audit plans for units where the self-assessment system has been deployed include a quantitative measurement, via a rating

system, of the gap between the self-assessment and the internal Auditors' assessment of the level of internal control. By analyzing these gaps, it is possible to evaluate the quality of the unit manager's assessment of the quality of internal control. Self-assessment data are periodically centralized at Division level, where appropriate with the assistance of the internal Auditors.

Authorization process for expansion capital expenditure and disposals

A procedure has been set up for the prior authorization of capital expenditure projects in order to ensure that they comply with Group strategy and return-on investment-criteria. The procedure requires formal authorizations to be obtained from the appropriate line and staff managers, in a standard format. A similar authorization procedure has been established for disposals.

Reporting procedure

Group Financial Control is responsible for overseeing the reporting procedure specified in the Finance Manual. The procedure requires submission, by the Divisions, of monthly reporting packages comprising an analysis of key business indicators and the main components of income, in the format prescribed by the Group. All reporting data submitted by the Divisions must be analyzable by both form and substance.

The reporting procedure is designed to provide a detailed analysis of changes in financial and operating results, to support resource allocation decisions and measure the efficiency of the various organizations.

Consolidation process

The consolidated financial statements are prepared by Group Finance based on information reported by the subsidiaries' Chief Executive Officers and Chief Financial Officers. The format of the consolidation packages is determined by the Group.

The subsidiaries are responsible for the information contained in their consolidation packages and are required to make formal representations to the Group Chief Financial Officer about the fairness of reporting data and its conformity with Group accounting standards and policies.

In connection with their audit of the consolidated financial statements, the external Auditors review the consolidation packages transmitted by the subsidiaries included in the scope of their audit. Group Internal Audit also reviews from time to time the proper application of Group accounting standards and policies by the subsidiaries, and reports to the Group Chief Financial Officer any issues identified during the review.

The consolidated financial statements are examined by the Chief Financial Officer prior to their review by the Audit Committee in preparation for approval by the Board of Directors.

AUDITORS' REPORT

PREPARED IN ACCORDANCE WITH ARTICLE L. 225-235 OF THE FRENCH COMMERCIAL CODE, ON THE REPORT OF THE CHAIRMAN OF THE ACCOR BOARD OF DIRECTORS ON INTERNAL CONTROL PROCEDURES RELATED TO THE PREPARATION AND PROCESSING OF ACCOUNTING AND FINANCIAL INFORMATION.

YEAR ENDED DECEMBER 31, 2006

To the shareholders,

In our capacity as Statutory Auditors of Accor and in accordance with the requirements of article L. 225-235 of the French Commercial Code, we present below our report on the report prepared by the Chairman of the Board of Directors your company in application of article L. 225-37 of the French Commercial Code for the year ended December 31, 2006.

In his report, the Chairman is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board and the internal control procedures implemented within the Company.

Our responsibility is to report to you our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

We performed our procedures in accordance with professional guidelines applicable in France. Those guidelines require us to perform procedures to assess the fairness of the information set out in the Chairman's report concerning the internal control procedures related to the preparation and processing of financial and accounting information. These procedures included:

- examining the objectives and general organization of the Company's internal control environment and the internal control procedures related to the preparation and processing of accounting and financial information, as described in the Chairman's report;
- acquiring an understanding of the work performed to support the information given in the report.

Based on procedures performed, we have no matters to report concerning the information provided on the Company's internal control procedures related to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors prepared in accordance with article L. 225-37 of the French Commercial Code.

Neuilly-sur-Seine – March 20, 2007

The Auditors

Deloitte & Associés		Ernst & Young et Autres
Alain Pons	David Dupont Noel	Christian Chochon

EXECUTIVE AND DIRECTOR COMPENSATION

Executive compensation policy

Compensation policy for the Chairman of the Board of Directors and the Director and Chief Executive Officer

Compensation policies for Accor corporate officers comply with AFEP/MEDEF corporate governance recommendations.

Compensation paid to the Chairman of the Board of Directors and to the Director and Chief Executive Officer is determined by the Board based on the recommendation of the Compensation and Appointments Committee, reflecting comparative surveys of compensation practices among large French companies.

Gross compensation paid to the Chairman of the Board of Directors for 2006 amounted to €500,000, entirely in base salary.

The gross base salary paid to the Director and Chief Executive Officer for 2006 amounted to €900,000, while his gross incentive bonus was set at €1,100,000, in recognition of the Group's financial performance during the year and the quality of the measures undertaken in terms of strategic vision and team leadership.

Based on the recommendation of the Compensation and Appointments Committee, the Board of Directors has determined that the incentive bonus to be paid to the Director and Chief Executive Officer in respect of 2007 shall be based on the degree to which the Group's financial performance objectives are met during the year. The amount may vary from 0 to 150% of the annual base salary, with a bonus equal to 100% if the objectives are fully met.

In line with the principles set by the Board of Directors, based on the recommendation of the Compensation and Appointments Committee, the Chairman of the Board and the Director and Chief Executive Officer are not paid any directors' fees.

Conditions governing the termination by the Company of the Director and Chief Executive Officer's functions were defined by the Board of Directors on January 9, 2006 and approved by shareholders on May 10, 2006. Except in the event of gross or willful misconduct, Gilles Pélisson would receive in this case the equivalent of 36 months base salary and incentive bonus, determined by reference to his annual compensation for the last full year prior to the termination of his functions.

Supplementary retirement benefits

Like some 60 other corporate officers and senior executives, the Director and Chief Executive Officer is the beneficiary of a supplementary retirement plan comprising both a defined contribution scheme and a defined benefit scheme. Except in specific cases provided for by law, if a beneficiary leaves the Group before the date of retirement, he or she will retain only the rights accrued under the defined contribution scheme (i.e. an annual employer contribution of up to 5% of five times the annual social security cap) and lose the rights accrued under the defined benefit scheme. The Director and Chief Executive Officer's total replacement rate (government-sponsored basic pension plus Accor supplementary plans) upon retirement is capped at 35% of the average of the three highest annual compensations (base salary plus bonus) over the ten years prior to the date of retirement.

Executive compensation

Compensation paid to corporate officers

Total compensation and benefits paid to the Chairman of the Board of Directors and the Director and Chief Executive Officer by the Company (as from January 9, 2006) was as follows (in euros):

	2005 Compensation		2006 Compensation	
	Due for the year	Paid during the year	Due for the year	Paid during the year
Serge Weinberg				
Base salary	N/A	N/A	500,000	500,000
TOTAL	**N/A**	**N/A**	**500,000**	**500,000**
Gilles Pélisson				
Base salary(1)	N/A	N/A	906,950	906,950
Incentive bonus(2)	N/A	N/A	1,100,000	N/A
TOTAL	**N/A**	**N/A**	**2,006,950**	**906,950**

(1) Including benefits in kind, corresponding to the use of a company car.
(2) Incentive bonuses are paid in the year following the year for which they are awarded.

Mr. Pélisson's compensation also includes €10,000 in directors' fees due in 2006 for his functions as Director of SAGAR in Italy (owned at 100% by the Group).

In addition, the amounts paid to Jean-Marc Espalioux, Chairman of the Management Board, and André Martinez, member of the Management Board, when they left the Group at the end of their terms of office on January 9, 2006, were described in the Statutory Auditors' special report on regulated agreements for the year ended December 31, 2005, as published on page 203 of the 2005 Registration Document. In 2006, Benjamin Cohen and John Du Monceau, members of the Management Board until January 9, 2006, were each paid €313,200 in retirement bonuses, as provided for by-law and under the collective bargaining agreement.

Compensation paid to other Group executives

The total gross compensation and benefits paid in 2006 by the Company and the various other Group entities to the 12 members of the Executive Committee (except for the Chief Executive Officer, whose compensation is described above) amounted to €6,658,905, of which €1,683,000 in gross incentive bonuses.

Provisions for pensions and other post-employment benefits for executives as of December 31, 2006 are presented in note 48 to the consolidated financial statements, page 198.

Directors' fees

Total directors' fees payable by Accor SA for the year were set at €590,000 by shareholders at the Combined Annual and Extraordinary Meeting of January 9, 2006. The fees for 2006 were paid in January 2007.

The total amount is allocated among the members of the Board of Directors on the following basis:

- The Chairman of the Board and the Director and Chief Executive Officer are not paid any directors' fees;
- The Chairmen and members of the Board Committees receive a fixed amount for serving on these Committees;
- Of the balance, 50% is shared equally among all the members of the Board and 50% is allocated prorata to each member's attendance record at Board Meetings during the year.

Directors' fees paid to members of the Board of Directors by the Company were as follows (in euros):

Board of Directors	2005 Compensation		2006 Compensation	
	Due for the year	Paid during the year	Due for the year	Paid during the year
Thomas J. Barrack				
Director's fees	11,786	N/A	24,887	11,786
Sébastien Bazin				
Director's fees	19,639	N/A	52,775	19,639
Isabelle Bouillot				
Director's fees	22,412	30,327	42,775	22,412
Philippe Camus				
Director's fees	N/A	N/A	34,887	N/A
Aldo Cardoso				
Director's fees	N/A	N/A	62,775	N/A
Philippe Citerne				
Director's fees	N/A	N/A	42,775	N/A
Étienne Davignon				
Director's fees(1)	32,572	33,854	38,479	32,572
Gabriele Galateri di Genola				
Director's fees	13,172	19,551	38,479	13,172
Gilles Pélisson				
Director's fees	N/A	N/A	N/A	N/A
Sir Roderic Lyne				
Director's fees	N/A	N/A	37,775	N/A
Dominique Marcel				
Director's fees	19,639	N/A	29,887	19,639
Francis Mayer (deceased)				
Director's fees	22,412	17,134	30,591	22,412
Baudoin Prot				
Director's fees	N/A	N/A	38,479	N/A
Franck Riboud				
Directors' fees	15,945	17,134	38,479	15,945
Jérôme Seydoux				
Directors' fees	21,025	27,911	47,775	21,025
Theo Waigel				
Directors' fees	N/A	N/A	29,183	N/A
Serge Weinberg				
Directors' fees	10,399	N/A	N/A	10,399

(1) In 2006, Mr. Davignon was also paid 45,395 in directors' fees due for the year for his functions as Chairman of Compagnie Internationale des Wagons-Lits et du Tourisme (€45,247 due for and paid in 2005).

Board of Directors Report

DIRECTORS' AND EMPLOYEES' INTERESTS

Stock option plans

Group Departments, executives and middle managers are periodically granted options to purchase new or existing shares of Accor stock.

These grants are not made systematically to a given category of employees, but are designed to reward personal performance, measured in terms of the results obtained or individual achievements.

The number of options granted to the Chief Executive Officer has been set by the Board of Directors based on the recommendation by the Compensation and Appointments Committee.

The two plans issued in 2006 granted options to purchase new shares to 1,009 corporate officers, executives and middle managers. The exercise prices of, respectively, €46.15 and €49.10 correspond to the average opening Accor share price over the 20 trading days preceding the date of grant, without any discount.

The options issued in 2006 have a seven-year life, with a four-year vesting period.

Stock options granted to employees and/or corporate officers

Plan Date of the Management Board or Board of Directors Meeting	Total potential number of new shares										
	Number of options granted	Of which corporate officers	Of which to the top 10 employee grantees	Number of options canceled (1)	Number of grantees	Exercisable from	Expiry date	Exercise price (in €)	Number of options exercised in 2006	Number of new shares issued at Dec. 31, 2006	Options outstanding at Dec. 31, 2006
Options to purchase new Accor shares											
Jan. 6, 1999	581,525	0	53,500	42,625	639	Jan. 6, 2004	Jan. 6, 2007	33.95	359,049	472,522	66,378
March 30, 2000	690,125	0	98,900	15,650	809	March 30, 2005	March 30, 2008	37.00	249,770	310,084	364,391
Jan. 4, 2001	1,957,000	895,000	575,000	70,000	32	Jan. 4, 2004	Jan. 4, 2009	40.58	940,005	980,005	906,995
Jan. 8, 2002	3,438,840	435,000	290,000	85,450	2,032	Jan. 8, 2005	Jan. 8, 2010	37.77	1,070,027	1,191,977	2,161,413
Jan. 3, 2003	148,900	30,000	96,000	0	67	Jan. 4, 2006	Jan. 3, 2011	31.83	32,200	32,200	116,700
Jan. 7, 2004	1,482,900	265,000	145,000	15,300	1,517	Jan. 8, 2007	Jan. 7, 2012	35.68	6,400	6,400 (2)	1,461,200
Jan. 12, 2005	1,298,950	265,000	129,000	15,500	903	Jan. 13, 2009	Jan. 12, 2012	32.42	0	0	1,283,450
Jan. 9, 2006	1,231,200	250,000	295,000	1,500	191	Jan. 10, 2010	Jan. 9, 2013	46.15	0	0	1,229,700
March 24, 2006	666,950	0	61,500	3,100	818	March 25, 2010	March 24, 2013	49.10	0	0	663,850
TOTAL OPTIONS	**11,496,390**			**249,125**						**2,993,188**	**8,254,077**
Stock savings warrants (BEA) (3)											
Dec. 22, 2000	757,322				15,725	Dec. 22, 2003	Dec. 22, 2007	43.40	139,225	139,807	617,515
July 12, 2002	104,361				3,890	July 12, 2005	July 12, 2009	39.10	14,155	14,165	90,196
July 9, 2004	88,131				3,390	July 9, 2007	July 9, 2012	33.94	0	0	88,131
TOTAL BEA	**949,814**									**153,972**	**795,842**
TOTAL	**12,446,204**			**249,125**						**3,147,160**	**9,049,919 (4)**

(1) Options canceled due to beneficiaries leaving the Group or the vesting conditions not being met.

(2) Options exercised following the death of the grantee.

(3) Options to purchase new shares issued in connection with Accor employee share issue programs.

(4) Representing 4.26% of Accor common stock at December 31, 2006.

The stock option plans were approved by shareholders as follows:

- 1998 to 2001 plans: Annual Meeting of January 7, 1997;
- 2002 to 2003 plans: Annual Meeting of May 29, 2001;
- 2004 to 2005 plans: Annual Meeting of May 20, 2003;
- 2006 plans: Combined Annual and Extraordinary Shareholders' Meeting of January 9, 2006.

Under the terms of the authorization approved by shareholders at the Combined Annual and Extraordinary Shareholders' Meeting of January 9, 2006, the number of options granted may not be exercisable for new or existing shares representing, in aggregate, more than 2.5% of the share capital as of that date.

Stock options granted to and exercised by corporate officers during 2006

	Name	Options granted	Plan (date of the Board of Directors)	Price (in €)	Expiry date
Options granted during the year to the Director Chief Executive Officer	Gilles Pélisson	250,000	January 9, 2006	46.15	January 9, 2013
Options exercised during the year by corporate officers	None				

The 250,000 options to purchase new shares granted in 2006 to the Director and Chief Executive Officer represented 0.1% of the share capital at December 31, 2006. Based on the valuation method used in the consolidated financial statements, the cost of these options amounted to €0.9 million in 2006.

Stock options granted to and exercised by the ten employees other than corporate officers during 2006

	Options	Average Price (in €)
Options granted in 2006 to the ten employees other than corporate officers who received the largest number of options	315,000 (1)	46.52
Options exercised in 2006 to the ten employees other than corporate officers who received the largest number of options	296,700 (2)	38.90

(1) Of which 275,000 options granted on January 9, 2006 and 40,000 on March 24, 2006.

(2) Of which 6,000 options granted on January 6, 1999, 27,200 options granted on March 30, 2000, 134,500 options granted on January 4, 2001, 129,000 options granted on January 8, 2002.

Employee profit-sharing and incentive bonus programs

Profit-sharing

In France, a Group-level profit-sharing program has been negotiated with employee representatives and applies to Accor and its French subsidiaries that are at least 50%-owned, irrespective of the number of employees in the company.

This agreement enables employees with more than three months' seniority to receive profit-sharing bonuses based on the results of all of the subsidiaries covered by the program.

Sums are paid into a special profit-sharing reserve, calculated by applying a standard legal formula to the profits of each company that falls within the scope of application of the profit-sharing agreement, as follows:

Special profit-sharing reserve=1/2 (net profit – 5% of equity) x (salaries / value added)

Based on this formula, a gross total of €7 million was allocated to the profit-sharing reserve for 2005 (paid in 2006).

Amounts allocated to the special profit-sharing reserve in previous years were: €8 million for 2004 (paid in 2005); €11 million for 2003 (paid in 2004); €12 million for 2002 (paid in 2003); €11 million for 2001 (paid in 2002); and €8 million for 2000 (paid in 2001).

The total amount of the reserve is allocated between all of the employee beneficiaries in proportion to their individual salary for the reference year, which is capped by agreement at double the

amount of the ceiling for French social security contributions, set at December 31 of the reference year.

In order to qualify for tax and social security exemptions, the amounts allocated to the profit-sharing reserve are invested in mutual funds and are only available to beneficiary employees after a period of five years.

Incentive bonus plans

Due to the Group's organization structure and compensation policy, a large number of incentive bonus plans have been set up at the level of Accor SA, its subsidiaries or the operating units.

Incentive bonuses are determined based on whether the subsidiary concerned achieves or exceeds its profit targets, with the calculation method based on quantitative criteria specified in each related agreement.

The amounts vary from year to year and are capped.

Incentive bonus agreements are negotiated with works councils or union representatives.

In the case of Accor SA, the amount of incentive bonuses is dependent on achieving the net profit target announced to the Company's shareholders.

Transactions involving Accor SA shares

Schedule of transactions involving shares of the Company carried out during the past fiscal year, within the meaning of article L. 621-18-2 of the Monetary and Financial Code

Person	Transaction	Number of shares
Philippe Adam	Sale	1,500
Sébastien Bazin	Purchase	1,000
Roberto Cusin	Sale	25,000
Paul Dubrule	Purchase	40,000
Georges Le Mener	Sale	24,267
Gérard Pélisson	Sale	60,000
Gilles Pélisson	Purchase	1,136
Serge Ragozin	Exercise of stock options – Sale of new shares	17,250
Jacques Stern	Acquisition	2,000
	Exercise of stock options – Sale of new shares	41,500
Pierre Todorov	Exercise of stock options – Sale of new shares	16,000

Capital and Ownership Structure

CAPITAL

Share capital

At December 31, 2006, the Company's share capital amounted to €637,229,223, divided into 212,409,741 shares of common stock with a par value of €3.00, all fully paid-up and all in the same class.

Shares may be held in either registered or bearer form.

The Company avails itself of legal procedures to identify its shareholders.

Shares are freely transferable within legal and regulatory limits.

The transfer of shares, regardless of price or terms, is made by account transfer, pursuant to regulations in force.

Share buyback program

Authorization granted by the Combined Ordinary and Extraordinary Shareholders' Meeting of January 9, 2006

The Combined Ordinary and Extraordinary Shareholders' Meeting of January 9, 2006 authorized the Board of Directors to trade in the Company's shares on the stock market. The authorization was given for a period of 18 months and supersedes the previous authorization given at the May 3, 2005 Annual Meeting.

Details of the aims and terms of the share buyback program are provided in the Information Memorandum filed with the Autorité des Marchés Financiers, which can be downloaded from the Accor website (www.accor.com).

The maximum purchase price under this authorization is €62 and the minimum sale price is €30.

The number of shares acquired and held in treasury may not exceed 19 million, or 8.9% of the share capital at December 31, 2006.

The authorization may be used for the following purposes:

- To purchase shares for delivery upon exercise of rights attached to securities carrying immediate or future rights to capital, on the basis provided for by the Autorité des Marchés Financiers and in the periods determined by the Board of Directors or the person acting on a delegation of authority given by the Board;
- To purchase shares for allocation upon exercise of stock options granted under plans governed by Articles L. 225-177 et seq. of the French Commercial Code, or to members of an employee stock ownership plan governed by Articles L. 443-1 et seq. of the Commercial Code or to recipients of stock grants made under plans governed by Articles L. 225-197.1 et seq. of the Commercial Code;
- To purchase shares for delivery or exchange in connection with external growth transactions;
- To purchase shares for cancellation—including any shares bought back under earlier authorizations—provided that such cancellation is authorized by shareholders at the Extraordinary Meeting;
- To maintain a liquid market for the Company's shares under a liquidity contract that complies with a code of ethics recognized by the Autorité des Marchés Financiers, via an investment service provider acting in the Company's name and on the Company's behalf on a fully independent basis;

Implementation of the share buyback program in 2006

Pursuant to the above authorization, the Board of Directors decided on May 10, 2006 to implement a €500 million share buyback program over 12 months and to cancel the acquired shares.

During the year, a total of 10,657,188 Accor shares were purchased at an average weighted price of €46.92, for a total cost of €500 million. The related transaction costs amounted to €500,000.

Of the purchased shares, 10,324,607 were cancelled at the Board Meetings on July 9 and December 6, 2006, and another 332,581 were canceled by the Board on January 10, 2007.

In addition, 978,731 previously acquired shares were used as follows: 978,703 in connection with the conversion of outstanding 2003 1.75% OCEANE bonds, due January 2008, at a conversion price of €40.25, and 28 in connection with the conversion of outstanding 2002 1% OCEANE bonds, due 2007 at a conversion price of €61.47.

At December 31, 2006, Accor held 882,581 of its own shares, representing 0.42% of the share capital. These shares are recorded, at a total cost of €42 million, in financial assets in the Accor SA balance sheet and as a reduction in shareholders' equity in the consolidated balance sheet. They have been allocated as follows:

- 550,000 have been earmarked for possible remittance to Caisse des Dépôts et Consignations, under the earn-out clause included in the agreement for Accor's purchase of 1,500,000 Club Méditerranée shares;
- 332,581 were scheduled to be canceled.

Additional information may be found in the special report on the share buyback program authorized on January 9, 2006 and in the description, page 234, of the share buyback program submitted to shareholder approval at the May 14, 2007 Annual Meeting.

Financial authorizations

At the Combined Annual and Extraordinary Shareholders' Meeting on January 9, 2006, shareholders granted the Board of Directors the following authorizations:

Authorizations in force at January 9, 2006

Type of authorization	Date of authorization	Nominal amount authorized	Term and expiration date	Utilization in 2006
Corporate actions				
Issuance of shares and share equivalents	Combined Annual and Extraordinary Shareholders' Meeting of January 9, 2006 23rd, 24th, 25th, 26th, 27th and 28th resolutions		26 months - March 9, 2008	
- With pre-emptive subscription rights - Without pre-emptive subscription rights - Issued in connection with a stock-for-stock offer - Issued in payment for contributed assets - Issued to increase the amount of any issues that are oversubscribed		€200 million €100 million €100 million 10% of the Company's share capital 15% of the amount of the initial issue		
Issuance of new shares by capitalizing reserves, retained earnings and additional paid-in capital		€200 million		
Maximum total par value of new shares that may be issued		€300 million		
Stock option plans				
Employee stock option plans (subscription of new shares/purchase of existing shares)	Combined Annual and Extraordinary Shareholders' Meeting of January 9, 2006 30th resolution	2.5% of the Company's share capital at January 9, 2006	38 months - March 9, 2009	Management Board Meeting of January 9, 2006 1,231,200 stock options granted Management Board Meeting of March 24, 2006 666,950 stock options granted
Employee share issues	Combined Annual and Extraordinary Shareholders' Meeting of January 9, 2006 29th resolution	2% of the Company's share capital at January 9, 2006	26 months - March 9, 2008	
Stock grants without consideration	Combined Annual and Extraordinary Shareholders' Meeting of January 9, 2006 31st resolution	0.5% of the Company's share capital at January 9, 2006	38 months - March 9, 2009	

Employee stock ownership

The first "Accor en Actions" employee share issue, open to Group employees in France, was launched in 1999. A total of 7,900 employees subscribed to the issue.

In 2000, for the first time, an international employee share issue was launched for Group employees in a total of 23 countries. The information memorandum covering the offer to employees in France was registered with the COB on October 16, 2000 under visa no. 00-1665.

The purpose of the issue was to offer a majority of employees worldwide the opportunity to become Accor shareholders, by tailoring the plan rules to comply with legal and tax restrictions in each country. A total of 16,000 employees participated in the offer.

In 2002, another international employee share issue was carried out for Group employees in 25 countries. The information memorandum covering the offer to employees in France was registered with the COB on May 17, 2002 under visa no. 02-577. A total of 12,700 employees subscribed to the issue.

Another employee share issue was carried out in May and June 2004, with a four-week subscription period for employees in some twenty countries. In France, a preliminary information memorandum related to the issue was registered with the Autorité des Marchés Financiers on February 23, 2004 under visa no. 04-118 and a further information memorandum was registered on May 12, 2004 under visa no. 04-407. A total of 9,100 employees participated in the offer.

As of December 31, 2004, 0.92% of the Company's capital was held by 23,303 employees through employee stock ownership plans.

As of December 31, 2005, 0.76% of the Company's capital was held by 21,851 employees through employee stock ownership plans.

As of December 31, 2006, 0.67% of the Company's capital was held by 20,284 employees through employee stock ownership plans.

On September 5, 2006 and March 6, 2007, the Board of Directors agreed to the principle of a share issue for both current and retired employees who are members of the employee stock ownership plan, as authorized in the 29th resolution approved by the Combined Ordinary and Extraordinary Meeting of January 9, 2006. The Board delegated full authority to the Chief Executive Officer to carry out the issue, whose aggregate amount may not exceed €3.9 million. Depending on the share price and subscription period, to be set by the Chief Executive Officer in accordance with article L. 443-5 of the French Labor Code on June 8, 2007, the issue could be carried out on July 19, 2007. The bookbuilding period will run from April 9 to 30, 2007.

Share equivalents

Convertible bonds

- May 2002 1% OCEANE bonds, due January 2007 (3,415,414 bonds convertible and/or exchangeable for new or existing Accor shares), ISIN code FR0000180192;

  3,415,391 unconverted bonds were redeemed in full on January 1, 2007.

- May 2003 1.75% OCEANE bonds, due January 2008 (15,304,348 bonds convertible and/or exchangeable for new or existing Accor shares), ISIN code FR0010026765.

  At December 31, 2006, 3,627,691 bonds had been converted, including 2,648,988 into new shares and 978,703 into existing shares. The share capital was therefore increased by 2,648,988 shares, or 1.25% of the total at December 31, 2006.

  If all of the remaining bonds were to be converted into new shares before January 1, 2008, this would result in the issuance of 2,755,671 shares representing 1.3% of the Company's capital at December 31, 2006.

- Convertible bonds issued to Colony Capital in May 2005, due May 2010 (116,279 bonds), ISIN code FR0010200519).

  If all of these bonds were to be converted into new shares before May 18, 2010, this would result in the issuance of 11,627,900 shares representing 5.47% of the Company's capital at December 31, 2006.

- Convertible bonds issued to Colony Capital in May 2005, due May 2008 (128,205 bonds), ISIN code FR0010200568).

  If all of these bonds were to be converted into new shares before May 18, 2008, this would result in the issuance of 12,820,500 shares representing 6.04% of the Company's capital at December 31, 2006.

Employee stock options

At December 31, 2006, a total of 9,049,919 stock options were outstanding.

Exercise of all of these options would lead to the issuance of 9,049,919 shares representing 4.26% of the Company's capital at December 31, 2006.

Securities not carrying rights to a share in the capital

None. There are no other share equivalents outstanding.

Changes in capital

Changes in capital over the past five years

Year	Transaction	Increase (decrease) in capital (€)		New capital (€)	New shares outstanding
		Par value	Premium		
2002	Exercise of stock options at €15.46	150,000	623,000	596,830,245	198,943,415
	Exercise of stock options at €33.95	3,000	30,950	596,833,245	198,944,415
	Employee share issue at €37.19	942,405	10,740,276	597,775,650	199,258,550
2003	Exercise of stock options at €32.47	3,000	29,470	597,778,650	199,259,550
2004	Exercise of stock options at €32.47	26,250	257,862	597,804,900	199,268,300
	Exercise of stock options at €15.46	255,000	1,059,100	598,059,900	199,353,300
	Exercise of stock options at €33.95	2,250	23,213	598,062,150	199,354,050
	Employee share issue at €24.48	815,469	5,838,758	598,877,619	199,625,873
	Employee share issue at €27.98	357,933	2,980,389	599,235,552	199,745,184
	Conversion of 1.75% 2003 OCEANE bonds	20,895,975	257,717,025	620,131,527	206,710,509
2005	Exercise of stock options at €32.47	3,899,100	38,302,159	624,030,627	208,010,209
	Exercise of stock options at €37.00	180,942	2,050,676	624,211,569	208,070,523
	Exercise of stock options at €33.95	335,169	3,457,827	624,546,738	208,182,246
	Exercise of stock options at €37.77	365,850	4,240,202	624,912,588	208,304,196
	Exercise of stock options at €40.58	120,000	1,503,200	625,032,588	208,344,196
	Exercise of stock savings warrants at €43.40	1,746	23,513	625,034,334	208,344,778
	Exercise of stock savings warrants at €39.10	30	361	625,034,364	208,344,788
	Conversion of 1.75% 2003 OCEANE bonds	26,762,958	332,306,729	651,797,322	217,265,774
2006	Exercise of stock options at €31.83	96,600	928,326	651,893,922	217,297,974
	Exercise of stock options at €32.47	26,250	257,863	651,920,172	217,306,724
	Exercise of stock options at €33.95	1,077,147	11,112,567	652,997,319	217,665,773
	Exercise of stock options at €35.68	19,200	209,152	653,016,519	217,672,173
	Exercise of stock options at €37.00	749,310	8,492,180	653,765,829	217,921,943
	Exercise of stock options at €37.77	3,210,081	37,204,839	656,975,910	218,991,970
	Exercise of stock options at €40.58	2,820,015	35,325,388	659,795,925	219,931,975
	Exercise of stock savings warrants at €39.10	42,465	510,996	659,838,390	219,946,130
	Exercise of stock savings warrants at €43.40	417,675	5,624,690	660,256,065	220,085,355
	Conversion of 1.75% 2003 OCEANE bonds	7,946,964	98,674,803	668,203,029	222,734,343
	Conversion of 1% 2002 OCEANE bonds	15	263	668,203,044	222,734,348
	Cancellation of shares	(30,973,821)	(449,770,737)	637,229,223	212,409,741

N.B.: There are no options to purchase existing shares of the Company. All options outstanding are to purchase new shares. Accor holds 882,581 of its own shares, of which 332,581 were canceled by the Board of Directors on January 10, 2007.

OWNERSHIP STRUCTURE

A Euroclear France survey of financial institutions holding at least 200,000 shares and of shareholders holding at least 250 shares at December 29, 2006 identified 111,726 shareholders owning an aggregate 81.26% of the Company's capital, representing 77.35% of the voting rights.

In addition, the Company had 2,641 registered shareholders at December 31, 2006, representing 13.95% of the Company's capital and 18.09% of the voting rights.

An additional 1.72% of the Company's capital and 1.64% of the voting rights were identified through an investors survey carried out by Capital Bridge.

Shareholders at December 31, 2006

Analysis by shareholder category at December 31, 2006	% capital held in registered form	% capital held in bearer form	% total capital	% total voting rights
International institutions	-	54.92%	**54.92%**	52.28%
French institutions	0.30%	22.10%	**22.40%**	21.59%
Board members, Founders and treasury stock	11.56%	3.15%	**14.71%**	16.99%
Private shareholders	2.09%	5.88%	**7.97%**	9.14%
TOTAL	**13.95%**	**86.05%**	**100.00%**	**100.00%**

(sources: Euroclear France, Accor share register, Capital Bridge)

Among the international institutions, investors based in the United States own 29.83% of outstanding shares, the United Kingdom 16.63%, Canada 3.01%, Germany 1.14%, Switzerland 0.86%, other continental European countries 2.71% and other countries 0.73%.

Analysis of shares held by Board members and Founders and free-float	Number of shares	Number of voting rights	% capital	% voting rights
Caisse des Dépôts et Consignations	18,695,460	18,703,145	8.80%	8.38%
Founders	6,858,602	13,186,866	3.23%	5.91%
Société Générale	3,556,760	3,556,760	1.67%	1.59%
BNP Paribas	1,227,580	2,455,160	0.58%	1.10%
Treasury stock* and others	903,370	23,299	0.43%	0.01%
Board members, Founders and treasury stock	**31,241,772**	**37,925,230**	**14.71%**	**16.99%**
Other shareholders	181,167,969	185,230,720	85.29%	83.01%
TOTAL AT DECEMBER 31, 2006	**212,409,741**	**223,155,950**	**100.00%**	**100.00%**

** The 882,581 shares held in treasury are stripped of voting rights.*
Sources: Euroclear France, Accor share register.

There were 11,628,790 double voting rights outstanding at December 31, 2006.

At December 31, 2006, 20,557 employees held 2,624,308 actions (1.24% of the Company's capital) and 4,592,810 voting rights (2.06% of the total), of which 1,429,070 shares (0.67% of the capital) and 2,738,509 voting rights (1.23% of the total) held by 20,284 participants in employee stock ownership plans.

Board of Directors Report

During 2005 and in early 2006, the following registered intermediaries or fund managers also notified the Autorité des Marchés Financiers of changes in their interests, in accordance with disclosure threshold rules:

Disclosure date	AMF reference number	Registered intermediary or fund manager	Number of shares	% capital	Number of voting rights	% voting rights
January 25, 2006	206C0184	Capital Research and Management Company	9,681,989	4.68%	9,681,989	4.44%
April 21, 2006	206C0771	Capital Group International Inc.	10,474,313	5.07%	10,474,313	4.81%
April 27, 2006	206C0817	Capital Group International Inc.	10,134,065	4.90%	10,134,065	4.65%
May 12, 2006	206C0962	Société Générale(1)	11,117,804	5.12%	11,117,804	5.10%
May 26, 2006	206C1068	Société Générale(1)	10,503,048	4.82%	10,503,048	4.60%
December 19, 2006	206C2374	Franklin Resources Inc.	10,856,942	5.08%	10,856,942	4.82%
January 30, 2007	207C0244	Franklin Resources Inc.	10,577,080	4.98%	10,577,080	4.72%

(1) The thresholds indicated include the trading activities of Société Générale.

To the best of the Company's knowledge, no shareholder owns more than 5% of the Company's capital.

Changes in ownership structure over the past three years

	December 31, 2004			December 31, 2005			December 31, 2006		
	Number of shares	% capital	% voting rights	Number of shares	% capital	% voting rights	Number of shares	% capital	% voting rights
Caisse des Dépôts	15,617,275	7.6%	7.1%	18,694,960	8.6%	8.2%	18,695,460	8.8%	8.4%
Founders	7,152,182	3.5%	6.3%	7,196,300	3.3%	6.0%	6,858,602	3.2%	5.9%
Société Générale	3,557,260	1.7%	1.6%	3,557,260	1.6%	1.6%	3,556,760	1.7%	1.6%
BNP Paribas	1,227,580	0.6%	1.1%	1,227,580	0.6%	1.1%	1,227,580	0.6%	1.1%
Treasury stock	1,528,731	0.7%	-	1,528,731	0.7%	-	882,581	0.4%	-
Other shareholders	177,627,481	85.9%	83.9%	185,060,943	85.2%	83.1%	181,188,758	85.3%	83.0%
TOTAL	**206,710,509**	**100.0%**	**100.0%**	**217,265,774**	**100.00%**	**100.00%**	**212,409,741**	**100.00%**	**100.00%**

Sources: Euroclear France, Accor share register.

Accor has not identified any other material changes in its ownership structure during the past three years.

To the best of the Company's knowledge, no individual or company, directly or indirectly and acting alone or in concert with other shareholders, controls or is in a position to control Accor.

No shareholder pacts are in force and Accor does not hold any treasury shares, other than for allocation on exercise of stock options.

Liens on registered shares

No liens on registered shares have been identified among the shares held by the Group's main shareholders (defined as shareholders owning over 5% of the capital).

Registered shares that are subject to liens do not represent a material percentage of the total capital (0.01% at December 31, 2006).

DIVIDENDS

Year	Number of shares with dividend rights	Dividend for the year (€) Dividend	Tax credit	Total revenue	Paid on	Share price (€) High	Low	Year-end	Yield based on year-end closing price
2001	198,893,415	1.05	0.525	1.575	June 3, 2002	52.40	25.72	40.83	3.86%
2002	199,258,550	1.05	0.525	1.575	June 2, 2003	49.00	26.75	28.86	5.46%
2003	199,259,550	1.05	0.525	1.575	May 17, 2004	37.43	25.01	35.90	4.39%
2004	206,710,509	1.30 (1)	-	1.30 (1)	May 17, 2005	37.36	30.37	32.21	4.00%
2005	217,265,774	1.15	-	1.15	May 17, 2006	47.15	31.03	46.46	2.48%
2006	212,077,160 (2)	2.95 (3)	-	2.95 (3)	May 16, 2007	59.25	42.30	58.70	5.03%

(1) Including a special dividend of €0.25.

(2) Shares carrying dividend rights at March 15, 2007.

(3) Including a special dividend of € 1.50. Submitted to shareholder approval at the Combined Annual and Extraordinary Shareholders' Meeting.

In accordance with the 2004 French Finance Act, as from 2004 dividends no longer give rise to tax credits.

The recommended dividend for 2006, payable on all shares carrying dividend right, comprises an ordinary dividend of € 1.45 and a special dividend of € 1.50.

Accor's dividend policy is to maintain a high payout rate and to regularly increase the dividend per share.

No interim dividend was paid in 2006. Dividends are paid through Euroclear France.

Dividends not claimed within five years from the date of payment are forfeited, as provided for by law.

Board of Directors Report

THE MARKET FOR ACCOR SECURITIES

The market for Accor shares

Accor shares are traded on the Eurolist market (Segment A) of Euronext Paris and are included in the CAC 40 index.

Accor shares are also included in the four main socially responsible investment stock indexes, the Vigeo ASPI index, the FTSE4Good index, the Ethibel ESI index and the Dow Jones Sustainability Index.

At December 31, 2006, the Accor share closed at €58.70, for a market capitalization of €12.5 billion.

Accor share prices and trading volumes (ISIN code FR0000120404)

		High-Low		
(in €)	Average price	High	Low	Trading volume
2005				
October	41.97	44.20	40.32	25,489,453
November	44.33	45.95	41.23	23,233,661
December	45.72	47.15	44.70	18,378,945
2006				
January	49.46	52.25	46.30	37,407,756
February	50.19	52.30	49.01	23,929,588
March	48.55	52.95	46.40	41,173,495
April	47.99	50.90	45.85	26,529,659
May	48.15	52.75	44.90	40,483,200
June	45.55	47.98	42.30	35,512,995
July	45.98	47.59	43.52	21,802,095
August	46.75	50.30	44.55	30,045,949
September	51.58	54.95	48.20	35,017,934
October	54.02	55.45	52.25	25,797,421
November	55.78	57.35	54.15	20,638,906
December	57.78	59.25	54.75	20,443,439
2007				
January	61.94	65.00	58.55	28,062,950
February	69.00	72.80	63.15	35,747,603

(Sources: Euronext, Accor)

Registrar

Shareholder services are provided by Société Générale:

32, rue du Champ-de-Tir

BP 81236

44312 Nantes Cedex 3, France

The market for Accor OCEANE bonds

Prices and trading volumes of April 2002 1% Accor OCEANE bonds, due January 2007 (ISIN code FR0000180192)

		High-Low		Trading volume	
(in €)	Average price	*High*	*Low*	*€ thousands*	*Number*
2005					
October	121.08	130.00	117.00	167	1,416
November	120.42	121.10	118.50	10	85
December	117.23	121.96	112.00	265	2,223
2006					
January	59.95	60.90	59.00	31	504
February	59.98	60.90	59.05	30	498
March	-	-	-	-	-
April	59.90	60.90	59.00	50	817
May	59.50	59.50	59.50	1	11
June	61.10	61.50	60.95	70	1,135
July	-	-	-	-	-
August	61.00	61.00	61.00	2	29
September	61.60	61.60	61.60	5	76
October	-	-	-	-	-
November	-	-	-	-	-
December	61.75	61.75	61.75	11	76
2007					
January	-	-	-	-	-
February	-	-	-	-	-

(Source: Fininfo)

Board of Directors Report

Prices and trading volumes of October 2003 1.75% Accor OCEANE bonds, due January 2008 (ISIN code FR0010026765)

		High-Low		Trading volume	
(in €)	**Average price**	*High*	*Low*	*€ thousands*	*Number*
2005					
October	44.12	44.80	44.00	234	5,300
November	45.43	47.00	44.75	480	10,626
December	46.01	47.49	45.00	744	16,246
2006					
January	48.52	50.40	46.00	3,833	78,564
February	48.78	50.20	47.75	150	3,050
March	47.51	50.80	45.70	199	5,457
April	45.60	48.20	44.70	114	2,504
May	47.60	50.00	44.75	88	1,854
June	45.20	48.10	42.51	147	3,243
July	45.64	47.70	44.11	26	572
August	47.63	50.00	45.94	559	11,737
September	52.08	54.30	49.80	255	4,904
October	53.69	56.20	48.16	368	6,850
November	55.53	56.95	54.00	155	2,796
December	56.59	59.75	55.00	56	997
2007					
January	60.66	62.90	57.20	223	3,684
February	66.50	69.80	63.80	106	1,588

(Source: Fininfo)

Financial Statements

Consolidated Financial Statements and Notes

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

This is a free translation into English of the original Auditors' Report issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In accordance with our appointment as Auditors by your Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Accor for the year ended December 31, 2006. The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with IFRSs as adopted by the European Union.

II. Justification of our assessments

Pursuant to the provisions of Article L. 823-9 of the French Commercial Code governing the justification of our assessments, we draw your attention to the following:

Notes 1.D.6 and 1.D.4 to the consolidated financial statements describe the accounting policies and methods used to assess the recoverable amount of property, plant and equipment and intangible assets, as well as the policies and methods used to account for leases and sale-and-leaseback transactions. We reviewed the appropriateness of these accounting policies and methods and of the related information given in the notes to the consolidated financial statements. We also examined the consistency of the data and assumptions used, and the supporting documentation, and on these bases assessed the reasonableness of the estimates made.

The assessments were made in the context of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of the opinion expressed in the first part of this report.

III. Specific procedure

In accordance with professional standards applicable in France, we have also verified the information given in the Group's Management Report. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Neuilly-sur-Seine, March 20, 2007

The Auditors

Deloitte & Associés		Ernst & Young et Autres
Alain Pons	David Dupont Noel	Christian Chochon

CONSOLIDATED INCOME STATEMENT

(in € millions)	Notes	2004 Restated*	2005 Restated*	2006	2005 Published	2004 Published
Revenue		6,550	7,076	7,533	7,562	7,013
Other operating revenue		51	60	74	60	51
CONSOLIDATED REVENUE	**3**	**6,601**	**7,136**	**7,607**	**7,622**	**7,064**
Operating expense	4	(4,849)	(5,230)	(5,523)	(5,636)	(5,239)
EBITDAR	**5**	**1,752**	**1,906**	**2,084**	**1,986**	**1,825**
Rental expense	6	(766)	(810)	(836)	(837)	(790)
EBITDA	7	986	1,096	1,248	1,149	1,035
Depreciation, amortization and provision expense	8	(407)	(416)	(436)	(432)	(423)
EBIT	9	579	681	812	717	612
Net financial expense	10	(100)	(120)	(96)	(122)	(101)
Share of profit of associates after tax	11	1	8	11	8	2
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS		**480**	**569**	**727**	**603**	**513**
Restructuring costs	12	(13)	(39)	(69)	(43)	(22)
Impairment losses	13	(49)	(107)	(94)	(107)	(52)
Gains and losses on management of hotel properties	14	(8)	73	109	72	(8)
Gains and losses on management of other assets	15	(26)	(38)	15	(37)	(23)
OPERATING PROFIT BEFORE TAX		**384**	**458**	**688**	**488**	**408**
Income tax expense	16	(144)	(117)	(258)	(124)	(152)
Profit or loss from discontinued operations	17	16	23	104	-	-
NET PROFIT	**42**	**256**	**364**	**534**	**364**	**256**
NET PROFIT, GROUP SHARE		**233**	**333**	**501**	**333**	**233**
Net Profit, Minority interests		(23)	(31)	(33)	(31)	(23)
Weighted average number of shares outstanding *(in thousands)*	25	199,126	214,783	224,738	214,783	199,126
EARNINGS PER SHARE (IN €)		**1.17**	**1.55**	**2.23**	**1.55**	**1.17**
Diluted earnings per share *(in €)*	25	1.13	1.51	2.17	1.51	1.13
DIVIDEND PER SHARE (IN €)		**1.05**	**1.15**	**1.45****	**1.15**	**1.05**
EXCEPTIONAL DIVIDEND PER SHARE (IN €)		**0.25**	**-**	**1.50****	**-**	**0.25**
Earnings per share from continuing operations *(in €)*		1.09	1.44	1.77	1.55	1.17
Diluted earnings per share from continuing operations *(in €)*		1.06	1.42	1.74	1.51	1.13
Earnings per share from discontinued operations *(in €)*		0.08	0.11	0.46	N/A	N/A
Diluted earnings per share from discontinued operations (in €)		0.07	0.09	0.43	N/A	N/A

* *In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", in the consolidated income statements for the year ended December 31, 2004 and the year ended December 31, 2005 the profits or losses of 2006 discontinued operations are reported on a separate line (see Note 17).*

** *Proposed to the Combined Annual and Extraordinary Shareholders' Meeting of May 14, 2007.*

Financial Statements

CONSOLIDATED BALANCE SHEETS

Assets

(in € millions)	Notes	2004	2005	2006
GOODWILL	**18**	**1,667**	**1,897**	**1,735**
INTANGIBLE ASSETS	**19**	**400**	**437**	**390**
PROPERTY, PLANT AND EQUIPMENT	**20**	**3,717**	**3,891**	**3,506**
Long-term loans	21	329	288	269
Investments in associates	22	598	640	326
Other financial investments	23	293	284	244
TOTAL NON-CURRENT FINANCIAL ASSETS		**1,220**	**1,212**	**839**
Deferred tax assets	16	279	387	297
TOTAL NON-CURRENT ASSETS		**7,283**	**7,824**	**6,767**
Inventories		69	64	64
Trade receivables	24	1,272	1,508	1,308
Other receivables and accruals	24	628	770	727
Service voucher reserve funds		346	327	373
Receivables on disposals of assets	29 & 30	44	23	54
Short-term loans	29 & 30	45	39	28
Current financial assets	29 & 30	77	600	-
Cash and cash equivalents	29 & 30	1,589	1,763	1,267
TOTAL CURRENT ASSETS		**4,070**	**5,094**	**3,821**
Assets held for sale	31	-	260	545
TOTAL ASSETS		**11,353**	**13,178**	**11,133**

Financial Statements

Equity and Liabilities

(in € millions)	Notes	2004	2005	2006
Share capital		617	649	635
Additional paid-in capital		2,187	2,567	2,321
Retained earnings		49	15	100
Fair value adjustments on Financial Instruments reserve	26	125	547	524
Reserve related to employee benefits		10	19	32
Reserve for actuarial gains/losses		-	(21)	(23)
Currency translation reserve		(93)	192	8
Net profit, Group share		233	333	501
SHAREHOLDERS' EQUITY, GROUP SHARE	**25**	**3,128**	**4,301**	**4,098**
Minority interests	27	70	95	66
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3,198**	**4,396**	**4,164**
Convertible or exchangeable bonds (OCEANE)	28, 29 & 30	950	1,001	635
Other long-term debt	29 & 30	2,258	520	490
Long-term finance lease liabilities	29 & 30	337	352	184
Deferred tax liabilities	16	312	314	245
Long-term provisions	32	147	171	125
TOTAL NON-CURRENT LIABILITIES		**7,202**	**6,754**	**5,843**
Trade payables	24	760	849	599
Other payables and income tax payable	24	1,228	1,460	1,422
Service vouchers in circulation	34	1,561	1,940	2,289
Current provisions	32	148	203	242
Short-term debt and finance lease liabilities	29 & 30	382	1,915	449
Bank overdrafts	29 & 30	72	57	60
TOTAL CURRENT LIABILITIES		**4,151**	**6,424**	**5,061**
Liabilities of assets classified as held for sale	31	-	-	229
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,353**	**13,178**	**11,133**

Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

(in € millions)	Notes	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
EBITDA		986	1,096	1,248	1,149	1,035
Net financial expense		(100)	(120)	(96)	(122)	(101)
Income tax expense		(134)	(193)	(266)	(200)	(144)
Non cash revenue and expense included in EBITDA		57	(7)	23	-	14
Elimination of provision movements included in net financial expense, income tax expense and non-recurring taxes		-	101	89	102	43
Dividends received from associates		6	6	5	6	6
Profit or loss from discontinued operations		38	52	21	-	-
FUNDS FROM ORDINARY ACTIVITIES	**33**	**853**	**935**	**1,024**	**935**	**853**
Cash received (paid) on non-recurring transactions (included restructuring costs and non-recurring taxes)		(62)	(120)	(84)	(124)	(67)
Decrease (increase) in working capital	34	161	297	265	271	130
Profit or loss from discontinued operations		(36)	(30)	(9)	-	-
NET CASH FROM OPERATING ACTIVITIES (A)		**916**	**1,082**	**1,196**	**1,082**	**916**
Renovation and maintenance expenditure	35	(304)	(436)	(454)	(449)	(314)
Renovation and maintenance expenditure on non-current assets held for sale	36	-	-	(95)	-	-
Development expenditure	36	(636)	(476)	(671)	(479)	(680)
Proceeds from disposals of assets		423	310	1,459	313	429
Profit or loss from discontinued operations		(48)	(13)	(6)	-	-
NET CASH USED IN INVESTMENTS/ DIVESTMENTS (B)		**(565)**	**(615)**	**233**	**(615)**	**(565)**
Proceeds from issue of share capital		312	822	227	822	312
Capital reduction		-	-	(485)	-	-
Dividends paid		(284)	(287)	(276)	(287)	(284)
Repayment of long-term debt		(50)	(704)	(391)	(702)	(49)
Payment of finance lease liabilities		(33)	(52)	(142)	(52)	(33)
New long term debt		103	664	263	664	128
INCREASE (DECREASE) IN LONG-TERM DEBT		**20**	**(92)**	**(270)**	**(90)**	**46**
Increase (decrease) in short-term debt		131	(183)	(1,721)	(178)	131
Profit or loss from discontinued operations		26	7	(1)	-	-
NET CASH FROM FINANCING ACTIVITIES (C)		**205**	**267**	**(2,526)**	**267**	**205**
EFFECT OF CHANGES IN EXCHANGE RATES (D)		**11**	**(27)**	**35**	**(27)**	**11**
NET CHANGE IN CASH AND CASH EQUIVALENTS (E)=(A)+(B)+(C)+(D)	**30**	**567**	**707**	**(1,062)**	**707**	**567**
Cash and cash equivalents at beginning of period		1,024	1,594	2,306	1,594	1,024
Effect of changes in fair value of cash and cash equivalents		3	5	(1)	5	3
Profit or loss from discontinued operations		-	-	(36)	-	-
Cash and cash equivalents at end of period		1,594	2,306	1,207	2,306	1,594
NET CHANGE IN CASH AND CASH EQUIVALENTS	**30**	**567**	**707**	**(1,062)**	**707**	**567**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

(in € millions)	Number of shares outstanding	Share capital	Additional paid-in capital	Currency translation reserve[2]	Fair value adjustments on Financial Instruments reserve[3]	Reserve relate to employee benefits	Reserve for actuarial gains/ losses	Retained earnings and profit for the period	Share-holders' equity	Minority interests	Consolidated shareholders' Equity
AT JANUARY 1, 2004	**197,730 819**	**593**	**1,903**	**-**	**125**	**-**	**-**	**315**	**2,936**	**86**	**3,022**
Issues of share capital											
• On conversion of equity notes (ORANE)	6,965 325	21	258	-	-	-	-	-	279	-	279
• On exercise of stock options	94 500	-	1	-	-	-	-	-	1	-	1
• Club Méditerranée earn-out payable in stock	550 000	1	16	-	-	-	-	-	17	-	17
• On mergers	-	-	-	-	-	-	-	-	-	-	-
• Employee share issue	391,134	2	9	-	-	-	-	-	11	4	15
• Treasury stock	-	-	-	-	-	-	-	-	-	-	-
Gross dividends paid	-	-	-	-	-	-	-	(266)	(266)	(20)	(286)
Currency translation adjustment	-	-	-	(93)	-	-	-	-	(93)	(2)	(95)
Profit for the period	-	-	-	-	-	-	-	233	233	23	256
Fair value adjustments on financial instruments	-	-	-	-	-	-	-	-	-	-	-
Change in reserve for employee benefits	-	-	-	-	-	10	-	-	10	-	10
Cost of share-based payments	-	-	-	-	-	-	-	-	-	-	-
Deferred tax on items taken directly to equity	-	-	-	-	-	-	-	-	-	-	-
Effect of scope changes	-	-	-	-	-	-	-	-	-	(21)	(21)
AT DECEMBER 31, 2004	**205,731,778**	**617**	**2,187**	**(93)**	**125**	**10**	**-**	**282**	**3,128**	**70**	**3,198**
Issues of share capital											
• On conversion of equity notes (Convertible bonds)	8,920,986	28	332	-	-	-	-	-	360	-	360
• On exercise of stock options	1,634,279	4	50	-	-	-	-	-	54	-	54
• On mergers	-	-	-	-	-	-	-	-	-	-	-
• Employee share issue	-	-	-	-	-	-	-	-	-	-	-
• Treasury stock	-	-	-	-	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	(267)	(267)	(21)	(288)
Currency translation adjustment	-	-	-	285	-	-	-	-	285	8	293
Profit for the period	-	-	-	-	-	-	-	333	333	31	364
Fair value adjustments on financial instruments	-	-	(2)	-	422	-	-	-	420	-	420
Change in reserve for employee benefits	-	-	-	-	-	9	-	-	9	-	9
Change in reserve for acturial gains/losses	-	-	-	-	-	-	(21)	-	(21)	-	(21)
Effect of scope changes	-	-	-	-	-	-	-	-	-	7	7
AT DECEMBER 31, 2005	**216,287,043**	**649**	**2,567**	**192**	**547**	**19**	**(21)**	**348**	**4,301**	**95**	**4,396**
Issues of share capital											
• On conversion of equity notes (convertible bonds)	2,648,993	8	99	-	-	-	-	-	107	-	107
• On exercise of stock options	2,819,581	8	100	-	-	-	-	-	108	-	108
• On mergers	-	-	-	-	-	-	-	-	-	-	-
• Treasury stock	646,150	2	18	-	-	-	-	-	20	-	20
• Club Méditerranée earn-out payable[4]	(436,000)	(1)	(13)	-	-	-	-	-	(14)	-	(14)
Capital reduction[5]	(10,324,607)	(31)	(450)	-	-	-	-	-	(481)	-	(481)
Dividends paid	-	-	-	-	-	-	-	(248)	(248)	(28)	(276)
Currency translation adjustment	-	-	-	(184)	-	-	-	-	(184)	(3)	(187)
Profit for the period	-	-	-	-	-	-	-	501	501	33	534
Fair value adjustments on financial instruments	-	-	-	-	(23)	-	-	-	(23)	-	(23)
Change in reserve for employee benefits	-	-	-	-	-	13	-	-	13	-	13
Change in reserve for acturial gains/losses	-	-	-	-	-	-	(2)	-	(2)	-	(2)
Effect of scope changes	-	-	-	-	-	-	-	-	-	(31)	(31)
AT DECEMBER 31, 2006[1]	**211,641,160**	**635**	**2,321**	**8**	**524**	**32**	**(23)**	**601**	**4,098**	**66**	**4,164**

(1) At December 31, 2006, Accor held 882,581 shares in treasury, with a fair value of €42 million. These shares have been deducted from equity at cost.

(2) Group exchange differences on translating foreign operations for the twelve months ended December 31, 2006, in the amount of €(184) million, mainly concern the US dollar €(164) million. The dollar's slide against the euro during the period is mainly explained by the negative translation adjustment of the Group's North American assets, primarily Motel 6 and Red Roof Inns.

The period-end euro/US dollar exchange rates applied to prepare the consolidated financial statements were as follows:
- 1.3621 at December 31, 2004;
- 1.1797 at December 31, 2005;
- 1.3170 at December 31, 2006.

(3) 2005 change corresponding mainly to the recognition in equity of the equity component of the ORA equity notes issued to Colony Capital (see Note 26).

(4) Corresponding to the reversal of the provision set up at the time of acquisition of Club Méditerranée, covering part of the stock-based earn-out payment due to Caisse des Dépôts et Consignations (see Note 2.A.2).

(5) Capital reduction resulting from the cancellation of shares acquired under the buyback program (see Note 2.D). Accordingly, the Boards of Directors of July 5, 2006 and December 6, 2006 cancelled 10,324,607 shares totalling €481 million. The outstanding shares (332,581 shares) are recognised as shares in treasury for €19 million and will be cancelled in 2007.

Financial Statements

Number of Accor's shares is detailed as follows:

Details on shares	2004	2005	2006
Total number of shares authorized	206,710,509	217,265,774	212,409,741
Number of fully paid shares issued and outstanding	206,710,509	217,265,774	212,409,741
Number of shares issued and outstdanding not fully paid	-	-	-
Par value per share *(in €)*	3	3	3
Treasury stock	1,528,731	1,528,731	882,581
Number of shares held for allocation on exercise of stock options and grants	-	-	-

Number of outstanding shares and number of potential shares that could be issued breaks down as follows:

Accor's share capital at December 31, 2006	**212,409,741**
Shares in treasury at December 31, 2006	(550,000)
Number of shares bought back for cancellation	(332,581)
Shares from Club Méditerranée earn-out payable in stock	114,000
Outstanding Accor's share capital at December 31, 2006	**211,641,160**
Equity Notes issued for Colony and included in the average number of ordinary shares in 2006 (see Note 2.C)	12,820,500
Convertible bonds issued for Colony (see Note 2.C)	11,627,900
Convertible bonds issued in 2003 (see Note 28)	2,755,671
Stock option plans (see Note 25.3)	9,049,919
Potential number of shares*	**247,895,150**

* *Not included the 3,415,391 convertible bonds issued in 2002 that have been redeemed on January 2007 (see Note 28)*

Full conversion would have the effect of reducing debt at December 31, 2006 as follows:

(in € millions)	
Impact of conversion of ORA equity notes issued to Colony	30
Impact of conversion of convertible bonds issued for Colony	498
Impact of conversion of convertible bonds issued in 2003	107
Impact of conversion of stock option plans*	354
Impact on net debt of converting all equity instruments	**989**

* *Based on a conversion of 100% of the outstanding options at December 31, 2006*

Average number of ordinary shares before and after dilution is presented as follows:

Accor's share capital at December 31, 2006	**212,409,741**
Shares in treasury at December 31, 2006	(550,000)
Number of shares bought back for cancellation	(332,581)
Shares from Club Méditerranée earn-out payable in stock	114,000
Outstanding Accor's share capital at December 31, 2006	**211,641,160**
Equity Notes issued for Colony and included in the average number of ordinary shares in 2006	12,820,500
Adjustment from:	
• Convertible bonds and Stock option plans exercised during the period	(5,462,525)
• Share buyback program during the period (cf. Note 2.D)	5,738,613
Weighted average number of ordinary shares during the period (See Note 25)	**224,737,748**
Number of potential ordinary shares resulting from conversion of Stock option plans	2,366,997
Number of potential ordinary shares resulting from conversion of Bonds and Equity Notes	14,383,570
Adjustment from Convertible bonds exercised during the period	2,509,990
Weighted average number of shares used to calculate diluted earnings per share (See Note 25)	**243,998,305**

KEY MANAGEMENT RATIOS

	Note	2004	2005	2006
Gearing	a	71%	32%	11%
Adjusted Funds from Ordinary Activities / Adjusted Net Debt	b	12.3%	16.8%	22.2%
Return On Capital Employed	c	10.0%	10.7%	11.9%
Economic Value Added (EVA®) *(in € millions)*	d	184	236	232

Note (a): Gearing corresponds to the ratio of net debt to equity *(including minority interests)*.

Note (b): Adjusted Funds from Ordinary Activities/Adjusted Net Debt is calculated as follows, corresponding to the method used by the main rating agencies:

	2004	2005	2006
NET DEBT AT END OF THE PERIOD	**2,244**	**1,420**	**469**
Debt restatment prorated over the period	254	(17)	19
AVERAGE DEBT	**2,498**	**1,403**	**488**
8% discounted rental commitments (see Note 6)	5,952	5,469	5,149
TOTAL ADJUSTED NET DEBT	**8,450**	**6,872**	**5,637**
FUNDS FROM ORDINARY ACTIVITIES	**853**	**935**	**1,024**
Rental amortization (see Note 6)	187	221	229
ADJUSTED FUNDS FROM ORDINARY ACTIVITIES	**1,040**	**1,156**	**1,253**
ADJUSTED FUNDS FROM ORDINARY ACTIVITIES / ADJUSTED NET DEBT	**12.3%**	**16.8%**	**22.2%**

Note (c): Return On Capital Employed (ROCE) is defined below.

Note (d): Economic Value Added (EVA®).

2004, 2005 and 2006 Economic Value Added (EVA) have been calculated as follows:

	2004	2005	2006
Cost of equity[1]	8.53%	7.57%	7.71%
Cost of debt (after tax)	3.40%	3.30%	3.33%
Equity/debt weighting			
• Equity	58.36%	75.58%	89.88%
• Debt	41.64%	24.42%	10.12%
WEIGHTED AVERAGE COST OF CAPITAL (WACC)[2]	**6.39%**	**6.53%**	**7.26%**
ROCE AFTER TAX[3]	**8.09%**	**8.62%**	**9.41%**
CAPITAL EMPLOYED *(in € millions)*	**10,883**	**11,291**	**10,807**
ECONOMIC VALUE ADDED *(in € millions)*[4]	**184**	**236**	**232**

(1) The Beta used to calculate the cost of equity for 2004, 2005 and 2006 was 1 and the 10-year OAT rate as at each year-end has been used as the risk-free rate.

(2) WACC is determined as follows:

$$\text{Cost of equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{Debt})} + \text{Cost of debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}$$

(3) ROCE after tax is determined as follows:

$$\frac{\text{EBITDA} - [(\text{EBITDA} - \text{depreciation, amortization and provisions}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, at December 31, 2006 the data used in the formula were as follows:

EBITDA	*: €1,283 million (see ROCE hereafter)*
Depreciation, amortization and previsions	*: €(436) million*
Notional tax rate	*: 31.4% (see Note 16.2)*
Capital employed	*: €10,807 million (see ROCE hereafter)*

(4) EVA is determined as follows:

(ROCE after tax − WACC) x Capital employed

A 0.1 point increase or decrease in the Beta would have had a €36 million impact on 2006 EVA, a €36 million impact on 2005 EVA and a €31 million impact on 2004 EVA.

RETURN ON CAPITAL EMPLOYED (ROCE) BY BUSINESS SEGMENT

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.

It is also an indicator of the profitability of assets that are either not consolidated or accounted for by the equity method.

It is calculated on the basis of the following aggregates derived from the consolidated financial statements:

- Adjusted EBITDA: for each business, EBITDA plus revenue from financial assets and investments in associates (dividends and interest) ;
- Capital Employed: for each business, the average cost of non-current assets, before depreciation, amortization and provisions, plus working capital.

ROCE corresponds to the ratio between EBITDA and average capital employed for the period. In December 2006, ROCE stood at 11.9% (excluding travel agencies) versus 10.7% in fiscal 2005.

(in € millions)	2004	2005	2006
Capital employed	10,589	11,389	10,779
Adjustments on capital employed(1)	(342)	(665)	78
Effect of exchange rate on capital employed(2)	182	74	(50)
RESTATED AVERAGE CAPITAL EMPLOYED	**10,429**	**10,798**	**10,807**
Travel Agencies	454	493	N/A
PUBLISHED AVERAGE CAPITAL EMPLOYED	**10,883**	**11,291**	**10,807**
EBITDA	986	1,096	1,248
Interest income on external loans and dividends	43	36	17
Share of profit of associates before tax (see Note 11)	7	22	18
RESTATED ADJUSTED EBITDA	**1,036**	**1,154**	**1,283**
Travel Agencies	50	54	N/A
PUBLISHED ADJUSTED EBITDA	**1,086**	**1,208**	**1,283**
RESTATED ROCE (ADJUSTED EBITDA/CAPITAL EMPLOYED)	**9.9%**	**10.7%**	**11.9%**
Travel Agencies	11.0%	11.0%	N/A
PUBLISHED ROCE (ADJUSTED EBITDA/CAPITAL EMPLOYED)	**10.0%**	**10.7%**	**11.9%**

(1) For the purpose of calculating ROCE, capital employed is prorated over the period of EBITDA recognition in the income statement. For example, the capital employed of a business acquired on December 31 that did not generate any EBITDA during the period would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

Return on capital employed (ratio between EBITDA and average capital employed) over a 12-month rolling period is as follows, by business segment:

	2004		2005		2006	
	Capital Employed	ROCE	Capital Employed	ROCE	Capital Employed	ROCE
Business	*(in € millions)*	%	*(in € millions)*	%	*(in € millions)*	%
HOTELS	**8,157**	**8.8%**	**7,894**	**9.9%**	**7,862**	**11.1%**
Up and Midscale Hotels	4,223	7.1%	3,933	7.9%	3,903	8.7%
Economy Hotels	1,778	15.4%	1,771	17.0%	1,753	19.2%
Economy Hotels United States	2,156	6.8%	2,190	7.7%	2,206	9.0%
SERVICES	**801**	**24.6%**	**936**	**26.0%**	**1,172**	**25.3%**
OTHER BUSINESSES						
Casinos	249	14.7%	429	10.6%	451	10.0%
Restaurants	231	12.0%	235	14.0%	262	13.0%
Onboard Train Services	128	8.8%	123	15.3%	139	12.4%
Holding Companies and other	863	4.8%	1,181	2.9%	921	1.6%
RESTATED GROUP TOTAL	**10,429**	**9.9%**	**10,798**	**10.7%**	**10,807**	**11.9%**
Travel Agencies	454	1[illegible].0%	493	11.0%	N/A	N/A
PUBLISHED GROUP TOTAL	**10,883**	**10.0%**	**11,291**	**10.7%**	**10,807**	**11.9%**

NOTES

Note 1. Summary of Significant Accounting Policies

In accordance with European Commission regulation 1606/2002 dated July 19, 2002 on the application of international financial reporting standards, the Accor Group consolidated financial statements are prepared in accordance with the International Financial Reporting Standards endorsed by the European Union and applicable at December 31, 2006.

During previous periods, the Group had elected for early adoption of the two following standards which are compulsory as of January 1, 2006:

- Amendment to IAS 19 "Actuarial gains and losses, Group Plans and Disclosures" early adopted for December 31, 2005 Financial Statements;
- Amendment to IAS 39 "Cash flow Hedge Accounting of Forecast Intragroup transactions" early adopted for December 31, 2004 Financial Statements.

The following standards or amendments endorsed by the European Union have become effective and are compulsory as of January 1, 2006. The effect of applying these standards and amendments on the 2006 consolidated financial statements was not material:

- Amendment to IAS 21 "The effects of Changes in Foreign Exchange Rates" concerning net investments in subsidiaries;
- Amendments to IAS 39 and IFRS 4 "Financial Guarantee Contracts";
- IFRIC 4 "Determining whether an Arrangement Contains a Lease";
- IFRIC 6 "Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment".

The Group is not affected by IFRS 6 "Exploration for and Evaluation of Mineral Resources", or the amendments to IFRS 1 and IFRS 6 concerning presentation of comparative date, or IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Group has not elected for early adoption of the following standards and interpretations endorsed or in course of endorsement by the European Union and applicable after December 31, 2006:

		Application Date "period beginning before"	Measurement of the possible impact on the Accor Group consolidated financial statements in the period of initial application
Amendment to IAS 1	"Capital Disclosures"	January 1, 2007	These standards, amendment and interpretations are currently not expected to have any impact on the consolidated financial statements
IFRS 7	"Financial Instruments: Disclosures"	January 1, 2007	
IFRS 8	"Operating Segments"	January 1, 2009	
IFRIC 7	"Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies"	March 1, 2006	
IFRIC 9	"Reassessment of Embedded Derivatives"	June 1, 2006	
IFRIC 11	"IFRS 2: Group and Treasury Share Transactions"	March 1, 2007	
IFRIC 8	"Scope of IFRS 2"	May 1, 2006	The Group considers that it is not affected by this interpretation
IFRIC 10	"Interim Financial Reporting and Impairment"	November 1, 2006	The Group did not choose to apply IAS 34 to present its interim consolidated financial statements. Consequently, the Group is not affected by this interpretation
IFRIC 12	"Service Concession Arrangements"	January 1, 2008	The Group is not affected by this interpretation as it is not party to any service concession arrangements

Financial Statements

Basis for preparation of the financial standards

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group policies prior to consolidation. All consolidated companies have a December 31 year-end, except for Groupe Lucien Barrière SAS, Club Méditerranée and Go Voyages whose year-end is October 31.

The preparation of consolidated financial statements implies the consideration of estimates and assumptions by Group management that can affect the carrying amount of certain assets and liabilities, income and expenses, and the information disclosed in the notes to the financial statements. Group management reviews these estimates and assumptions on a regular basis to ensure their pertinence relevance with respect to past experience and the current economic situation. Items in future financial statements could differ from current estimates as a result of changes in these assumptions.

The main estimates made by management in the preparation of financial statements concern the valuation and the useful life of intangible assets, property, plant and equipment and goodwill, the amount of contingency provision and assumptions underlying the calculation of pension obligations and deferred tax balances.

The main assumptions made by the Group are detailed in the appropriate notes to the financial statement.

When a specific transaction is not dealt with in any standards or interpretations, the management uses its judgment in developing and applying an accounting policy that results in information that is relevant and reliable, as a result the financial statements represent faithfully the Group's financial position, financial performance and cash flow and reflect the economic substance of transactions.

The main accounting methods applied are as follows:

A. Consolidation methods

The companies over which the Group exercises exclusive de jure or de facto control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners under a contractual agreement are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights.

The assets and liabilities of subsidiaries acquired during the period are initially recognized at their fair value at the acquisition date. Minority interests are determined based on the initially recognized fair values of the underlying assets and liabilities.

In accordance with IAS 27 "Consolidated and Separate Financial Statements", potential voting rights held by Accor that are currently exercisable (call options) are taken into account to determine the existence of a control over the concerned company.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. For this purpose, fair values are determined in the new subsidiary's local currency.

In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.

B. 1. Positive goodwill

Goodwill, representing the excess of the cost of a business combination over the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date, is recognized in assets under "Goodwill".

Goodwill arising on acquisition of associates – corresponding to companies over which the Group exercises significant influence – is recognized in the carrying amount of the investment.

Goodwill arising on acquisition of subsidiaries and jointly controlled entities is reported separately.

In accordance with IFRS 3 "Business Combinations", goodwill is not amortized but is tested for impairment at least once a year and more frequently if there is any indication that it may be impaired. The methods used to test goodwill for impairment are described in Note 1.D.6. If the carrying amount of goodwill exceeds the recoverable amount, an irreversible impairment loss is recognized in profit.

B. 2. Negative goodwill

Negative goodwill, representing the excess of the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date over the cost of the business combination, is recognized immediately in profit.

C. Foreign currency translation

The presentation currency is the euro.

The balance sheets of foreign subsidiaries are translated into euros at the closing exchange rate, and their income statements are translated at the average rate for the period. Differences arising from translation are recorded as a separate component of equity and recognized in profit on disposal of the business.

For subsidiaries operating in hyperinflationary economies, non-monetary assets and liabilities are translated at the exchange rate of the business day when the transaction occurred (historical rate) and monetary assets and liabilities are translated at the closing rate. In the income statement, income and expense related to non-monetary assets and liabilities are translated at the historical rate and other items are translated at the average rate for the month in which the transaction was recorded. Differences arising from the application of this method are recorded in the income statement under "Net financial expense".

D. Non-current assets

D. 1. Intangible assets

In accordance with IAS 38 "Intangible Assets", intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses.

Brands and lease premiums ("droit au bail") in France are considered as having indefinite useful lives and are therefore not amortized. Their carrying amount is reviewed at least once a year and more frequently if there is any indication that they may be impaired. If their fair value determined according to the criteria applied at the acquisition date is less than their carrying amount, an impairment loss is recognized (see Note 1.D.6).

Other intangible assets (licenses and software) are considered as having finite useful lives. They are amortized on a straight-line basis over their useful lives.

The clientele of hotels outside France is generally amortized over the life of the underlying lease.

Identifiable intangible assets recognized in a business combination are initially recognized at amounts determined by independent valuations, performed using relevant criteria for the business concerned that can be applied for the subsequent measurement of the assets. Identifiable brands are measured based on multiple criteria, taking into account both brand equity and their contribution to profit. Contractual customer relationships are measured based on the cost of acquiring new customers.

D. 2. Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses, in accordance with IAS 16 "Property, Plant and Equipment". Cost includes borrowing costs directly attributable to the construction of assets.

Assets under construction are measured at cost less any accumulated impairment losses. They are depreciated from the date when they are put in service.

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, determined by the components method, from the date when they are put in service. The main depreciation periods applied are as follows:

	Upscale and Midscale Hotels	Economy Hotels
Buildings	50 years	35 years
Building improvements, fixtures and fittings	7 to 25 years	7 to 25 years
Capitalized construction-related costs	50 years	35 years
Equipment	5 to 15 years	5 to 15 years

D. 3. Borrowing costs

Borrowing costs directly attributable to the construction or production of a qualifying asset are included in the cost of the asset. Other borrowing costs are recognized as an expense for the period in which they are incurred.

D. 4. Leases and sale-and-leaseback transactions

Leases are analysed based on IAS 17 "Leases".

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee are qualified as finance leases and accounted for as follows:

- The leased item is recognized as an asset at an amount equal to its fair value or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease;
- A liability is recognized for the same amount, under "Finance lease liabilities";
- Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability;
- The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The asset is depreciated over its useful life, in accordance with Group accounting policy, if there is reasonable certainty that the Group will obtain ownership of the asset by the end of the lease term; otherwise the asset is depreciated by the components method over the shorter of the lease term and its useful life.

Where sale-and-leaseback transactions result in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term, unless there has been impairment in value.

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term. Future minimum lease payments under non-cancelable operating leases are disclosed in Note 6. Where sale-and-leaseback transactions result in an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. Fair value for this purpose is generally determined based on independent valuations.

D. 5. Other financial investments

Other financial investments, corresponding to investments in non-consolidated companies, are measured at fair value. Changes in fair value are accumulated in equity and recognized in profit when the investments are sold. An impairment loss is recognized on significantly impaired investments whose value is not expected to recover in the foreseeable future. The impairment loss is recognized in profit and is not reversible.

D. 6. Recoverable value of assets

In accordance with IAS 36 "Impairment of Assets", the carrying amounts of property, plant and equipment, intangible assets and goodwill are reviewed and tested for impairment when there is any indication that they may be impaired and at least once a year for the following:

- Assets with an indefinite useful life: goodwill, brands and lease premiums are considered as having an indefinite useful life; and
- Intangible assets not yet available for use.

Criteria used for impairment tests

For impairment testing purposes, the criteria considered as indicators of a possible impairment in value are the same for all businesses:

- 15% drop in revenue, based on a comparable consolidation scope; or
- 30% drop in EBITDA, based on a comparable consolidation scope.

Cash-generating unit

Impairment tests are performed individually for each asset excepted when an asset does not generate cash inflows. In this case, it is included in a cash-generating unit (CGU) and impairments tests are performed at the level of the cash-generating unit.

In the hotel business, all the property, plant and equipment incorporated to a hotel are grouped together to create a cash-generating unit.

Goodwill is tested for impairment at the level of the cash-generating unit (CGU) to which it belongs. CGUs correspond to specific businesses and countries; they include not only goodwill but also all the related property, plant and equipment and intangible assets.

Other assets, and in particular intangible assets, are tested individually.

Methods used to determine recoverable value

Impairment tests consist in comparing the carrying amount of the asset or the CGU with its recoverable value. The recoverable value of all the assets or the CGUs is determined according to a two-step approach, multiple of EBITDA method and after discounted cash flow method, except for intangible assets (excluded goodwill), only discounted cash flow method applies:

1. Valuation by the multiple of EBITDA method.
For impairment tests performed by hotel, this method consists of calculating each hotel's average EBITDA for the last two years and applying a multiple based on the hotel's location and category. The multiples applied by the Group are as follows:

Segment	Coefficient
Upscale and Midscale Hotels	$7.5 < x < 10.5$
Economy Hotels	$6.5 < x < 8$
Economy Hotels United States	$6.5 < x < 8$

For impairment tests performed by country, the recoverable value is determined by applying to the country's average EBITDA for the last two years a multiple based on its geographic location and a country coefficient.

If the recoverable value is less than the carrying amount, the asset's recoverable value will be recalculated according the discounted cash flows method.

2. Valuation by the discounted cash flows method.
The projection period is limited to five years. Cash flows are discounted at a rate corresponding to the Group's weighted average cost of capital at the previous year-end, adjusted in all cases for country risk. The projected long-term rate of revenue growth reflects each country's economic outlook.

Impairment loss measurement

If the recoverable value is less than the carrying amount, an impairment loss is recognized in an amount corresponding to the lower of the losses calculated by the multiple of EBITDA and discounted cash flows methods. Impairment losses are recognized in the income statement under "Impairment losses" (see Note 1.R.7).

Reversing of an impairment loss

In accordance with IAS 36 "impairment of Assets", impairment losses on goodwill are irreversible. Impairment losses on intangible assets with a finite useful life, such as patents and software, are irreversible too. Losses on property, plant and equipment and on intangible assets with an indefinite useful life, such as brands, are reversible in the case of a change in estimates used to determine their recoverable amount.

D. 7. Assets held for sale

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", as from January 1, 2005, assets or group of assets held for sale are presented separately on the face of the balance sheet, at the lower of their carrying amount and fair value less costs to sell.

Assets are classified as "held for sale" when they are available for immediate sale in their present condition, their sale in the foreseeable future is highly probable and the management is committed to a plan to sell the asset and an active program to locate a buyer and complete the plan has been initiated.

This item groups together:

- Non-current assets held for sale;
- Groups of assets held for sale;
- The whole of the current and non-current assets related to a business or geographical segment (i.e. to a discontinued operation) itself held for sale.

E. Inventories

Inventories are measured at the lower of cost and net realizable value, in accordance with IAS 2 "Inventories". Cost is determined by the weighted average cost method.

F. Service voucher reserve funds

Service voucher reserve funds are held in special escrow accounts, to comply with legal requirements in France on the use of Ticket Restaurant operating funds. They require issuers of service vouchers to set aside the equivalent of the aggregate face value of outstanding vouchers in a special reserve fund.

G. Prepaid expense

Prepaid expenses correspond to expenses paid during the period that relate to subsequent periods. They also include the effect of recognizing rental expense on a straight-line basis over the life of the lease (see Note 6). Prepaid expenses are included in "Other receivables and accruals".

H. Employee benefits expense

Employee benefits expense includes all amounts paid or payable to employees, including profit-sharing and the cost of stock option plans.

I. Provisions

In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", a provision is recognized when the Group has a present obligation (legal, constructive or implicit) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount of each provision is determined based on the type of obligation and the most probable assumptions.

Provisions for restructuring costs are recorded when the Group has a detailed formal plan for the restructuring and the plan's main features have been announced to those affected by it.

J. Pensions and other post-employment benefits

The Group operates various complementary pension, length-of-service award and other post-employment benefit plans, in accordance with the laws and practices of the countries where it operates. These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group pays fixed contributions into a separate fund and has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay benefits. Contributions under these plans are recognized immediately as an expense.

For defined benefit plans, including multi-employer plans when the manager is able to provide the necessary information, the Group's obligation is determined in accordance with IAS 19 "Employee Benefits".

The Group's obligation is determined by the projected unit credit method based on actuarial assumptions related to future salary levels, retirement age, mortality, staff turnover and the discount rate. These assumptions take into account the macro-economic environment and other specific conditions in the various host countries.

Pension and other retirement benefit obligations take into account the market value of plan assets. The amount recognized in the balance sheet corresponds to the discounted present value of the defined benefit obligation less the fair value of plan assets. Any surpluses, corresponding to the excess of the fair value of plan assets over the projected benefit obligation, are recognized only when they represent the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. For post-employment benefits, actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are, since December 31, 2005, recognized immediately in equity in accordance with the option offered by the amendment to IAS 19 published by the IAS Board in 2004 and endorsed by the European Union on November 8, 2005.

The net defined benefit obligation is recognized in the balance sheet under "Long-term Provisions".

K. Translation of foreign currency transactions

Foreign currency transactions are recognized and measured in accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates". As prescribed by this standard, each Group entity translates foreign currency transactions into its functional currency at the exchange rate on the transaction date.

Foreign currency receivables and payables are translated into euros at the closing exchange rate. Foreign currency financial liabilities measured at fair value are translated at the exchange rate on the valuation date. Gains and losses arising from translation are recognized in "Net financial expense", except for gains and losses on financial liabilities measured at fair value which are recognized in equity.

L. Deferred tax

In accordance with IAS 12 "Income Taxes", deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities and their tax base by the liability method. This method consists of adjusting deferred taxes at each period-end, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The effects of changes in tax rates (and tax laws) are recognized in the income statement for the period in which the rate change is announced.

A deferred tax liability is recognized for all temporary differences, except when it arises from the initial recognition of non-deductible goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and which, at the time of the transaction, affects neither accounting profit nor taxable profit. The only exception concerns deferred taxes arising from the difference in treatment of certain leases accounted for as operating leases in the individual company accounts and as finance leases in the consolidated accounts.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures except when:

- The Group is able to control the timing of the reversal of the temporary difference; and
- It is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized for ordinary and evergreen tax loss carryforwards only when it is probable that the asset will be recovered in the foreseeable future.

Income taxes are normally recognized in the income statement. However, when the underlying transaction is recognized in equity, the related income tax is also recorded in equity.

In accordance with IAS 12, deferred taxes are not discounted.

M. Share-based payments

M. 1. Share-based payments

In accordance with the transitional provisions of IFRS 2 "Share-based Payment", employee benefits expense is recognized only for grants of shares, stock options or other equity instruments that were granted after November 7, 2002 and had not yet vested at January 1, 2005.

IFRS 2 applies to six stock option plans set up between 2003 and 2006. The options are not subject to any restrictions, except that grantees must still be employed by the Group at the vesting date.

The service cost representing consideration for the stock options is recognized in expense over the vesting period by adjusting equity. The expense recognized in each period corresponds to the fair value of the goods and services received at the grant date, as determined using the Black & Scholes option-pricing model.

When the options are exercised, the cash settlement is recorded in cash and cash equivalents and in equity. The amount recognized in equity is allocated between "Share capital" and "Additional paid-in capital".

IFRS 2 also applies to employee benefits granted through the Employee Stock Ownership Plan to the extent that shares are purchased at a discount by participating employees. Accordingly, when rights under the plan are exercisable at a price that is less than the fair value of the shares at the grant date, an expense is recognized immediately or over the vesting period, as appropriate.

Share-based payments of Accor Group subsidiaries

Stock option plans have also been set up by certain Group companies, mainly in the United States and France. As the subsidiaries concerned are not listed on the stock exchange, Accor has given a commitment to buy back the shares issued on exercise of the options at a price based on their fair value, generally corresponding to a multiple of EBITDA less net debt. Most of these plans are governed by IFRS 2. Since they represent cash-settled plans, the related cost is accrued over the vesting period and the accrual is adjusted at each period-end based on updated valuation assumptions.

M. 2. Treasury stock

Accor shares held by the Company and/or subsidiaries are recognized as a deduction from equity.

Gains and losses on sales of treasury stock (and the related tax effect) are recognized directly in equity without affecting profit. No impairment losses are recognized on treasury stock.

N. Financial instruments

Financial assets and liabilities are recognized and measured in accordance with IAS 39 "Financial Instruments, Recognition and Measurement", and its amendments. The Group has also elected for early adoption at January 1, 2004, of Amendment to IAS 39 "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" which was endorsed by the European Union on December 21, 2005. Amendment to IAS 39 "The Fair Value Option" is not applicable to Accor Group because the Group has not elected to designate financial instruments as at fair value through profit or loss upon initial recognition. The Group has not elected for early adoption of IFRS 7 "Financial Instruments: Disclosures" which was endorsed by the European Union on January 11, 2006 and is applicable from January 1, 2007.

Financial assets and liabilities are recognized in the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

N. 1. Financial assets

Financial assets are classified between the three main categories defined in IAS 39, as follows:

- Time deposits and loans to non-consolidated companies are classified as "Loans and receivables" and measured at amortized cost;
- Bonds and other marketable securities intended to be held to maturity are classified as "Held to maturity investments" and measured at amortized cost.

  For these two categories, amortized cost is equivalent to purchase cost, because no material transaction costs are incurred;
- Equities, mutual fund units and investments in non-consolidated companies are classified as "Held for sale financial assets" and are measured at fair value, with changes in fair value recognized in equity.

N. 2. Derivative financial Instruments

Derivative financial instruments such as interest rate and currency swaps, caps and forward purchases of foreign currencies, are used solely to hedge exposures to changes in interest rates and exchange rates.

They are measured at fair value. Changes in fair value are recognized in profit, except for instruments qualified as cash flow hedges (hedges of variable rate debt) for which changes in fair value are recognized in equity.

The fair value of interest rate derivatives is equal to the present value of the instrument's future cash flows, discounted at the interest rate for zero-coupon bonds. The fair value of currency derivatives is determined based on the forward exchange rate at the period-end.

N. 3. Financial liabilities hedged by derivative instruments

Financial liabilities hedged by derivative instruments qualify for hedge accounting. The derivative instruments are classified as either fair value hedges or cash flow hedges.

Financial liabilities hedged by fair value hedges are measured at fair value, taking into account the effect of changes in interest rates. Changes in fair value are recognized in profit and are offset by changes in the fair value of the hedging instrument.

Financial liabilities hedged by cash flow hedges are measured at amortized cost. Changes in the fair value of the hedging instrument are accumulated in equity and are reclassified into profit in the same period or periods during which the financial liability affects profit.

N. 4. Bank borrowings

Interest-bearing drawdowns on lines of credit and bank overdrafts are recognized for the amounts received, net of direct issue costs.

N. 5. Convertible bonds

Convertible bonds are qualified as hybrid instruments comprising a host contract, recognized in debt, and an embedded derivative, recognized in equity. The carrying amount of the host contract or debt component is equal to the present value of future principal and interest payments, discounted at the rate that would be applicable to ordinary bonds issued at the same time as the convertible bonds, less the value of the conversion option calculated at the date of issue. The embedded derivative or equity component is recognized in equity for an amount corresponding to the difference between the nominal amount of the issue and the value attributed to the debt component. Costs are allocated to the two components based on the proportion of the total nominal amount represented by each component. The difference between interest expense recognized in accordance with IAS 39 and the interest paid is added to the carrying amount of the debt component at each period-end, so that the carrying amount at maturity of unconverted bonds corresponds to the redemption price.

N. 6. Other financial liabilities

Other financial liabilities are measured at amortized cost. Amortized cost is determined by the effective interest method, taking into account the costs of the issue and any issue or redemption premiums.

O. Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, and short-term investments in money market instruments. These instruments generally have maturities of less than three months and are readily convertible into known amounts of cash; their exposure to changes in value is minimal.

P. Liabilities of assets classified as held for sale

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", this item includes all the liabilities (excluded equity) related to a group of assets classified as held for sale (See Note 1.D.7).

Q. Put Options granted by Accor

IAS 32 "Financial Instruments: disclosures and presentation" requires that the value of the financial commitment represented by put options granted by Accor to minority interests in subsidiaries, be recognized as a debt. The difference between the debt and the related minority interests in the balance sheet, corresponding to the portion of the subsidiary's net assets represented by the shares underlying the put, is recognized as goodwill. The amount of the debt is determined based on a multiple of the EBITDA reflected in the 5-year Business Plan of the subsidiary concerned and is discounted. Changes in the debt arising from Business Plan adjustments are recognized in goodwill. Discounting adjustments are recognized in financial expense.

R. Income statement and cash flow statement presentation

R. 1. Revenue

In accordance with IAS 18 "Revenue", revenue corresponds to the value of goods and services sold in the ordinary course of business by fully and proportionally consolidated companies. It includes:

- For directly owned and leased hotels, all revenue received from clients for accommodation, catering and other services, and for managed and franchised hotels, all management and franchise fees;
- For the service businesses, fees received from client companies, contributions received from restaurant operators, royalties for the use of Group trademarks and technical assistance fees;
- For the travel agency business, distribution commissions on ticket sales and car hire and hotel bookings, service fees and the margin on vacation package sales with no risk for the Group;
- For onboard train services, sleeping compartment and food services billed to railway operators and grants received
- For casinos, gross gaming receipts (slot machines and traditional casino games).

In accordance with IAS 18 "Revenue", revenue is measured at the fair value of the consideration received or receivable, net of all discounts and rebates, VAT and other sales taxes.

Revenue from product sales is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from sales of services is recognized when the service is rendered. Revenue from sales of loyalty programs is recognised on a straight-line basis over the life of the cards in order to reflect the timing, nature and value of the benefits provided.

R. 2. Other operating revenue

Other operating revenue consists of interest income or service voucher reserve funds. The interest corresponds to the service voucher business's operating revenue and is included in the determination of consolidated revenue.

R. 3. EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense and share of profit of associates after tax (EBITDAR) correspond to revenue less operating expense. EBITDAR is used as a key management indicator.

R. 4. Rental expense and Depreciation, amortization and provision expense

Rental expense and depreciation, amortization and provision expense reflect the operating costs of holding leased and owned assets.

For this reason, an additional sub-total has been included in the income statement. Under this presentation:

- EBITDA corresponds to gross profit after the operating costs of holding leased assets;
- Operating profit corresponds to gross operating profit after the operating costs of holding both leased and owned assets.

These two indicators are used regularly by the Group to analyze the impact of the operating costs of holding assets on the consolidated financial statements.

R. 5. Operating profit before tax and non recurring items

Operating profit before tax and non-recurring items corresponds to the results of operations of the Group's businesses less the related financing cost. Net financial expense and the share of profit of associates after tax represent an integral part of consolidated operating profit before tax and non-recurring items to the extent that they contribute to the performance indicator used by the Group in its communications to investors. This indicator is also used as the benchmark for determining senior management and other executive compensation, as it reflects the economic performance of each business, including the cost of financing the hotel businesses.

R. 6. Restructuring costs

Restructuring costs correspond to all the costs incurred in connection with restructuring operations.

R. 7. Impairment losses

Impairment losses correspond to all the losses and provisions recorded in accordance with IAS 36 "Impairment of Assets".

R. 8. Gains and losses on management of hotel properties

Gains and losses on management of hotel properties arise from the management of the hotel portfolio. The transactions concerned are not directly related to the management of continuing operations.

R. 9. Gains and losses on management of other assets

This item corresponds to gains and losses on management of fixed assets other than hotels and movements in provisions, as well as other gains and losses on non-recurring transactions. The transactions concerned are not directly related to the management of continuing operations.

R. 10. Operating profit before tax

Operating profit before tax corresponds to operating profit after income and expenses that are unusual in terms of their amount and frequency that do not relate directly to the Group's ordinary activities.

R. 11. Profit or loss from discontinued operations

Profit or loss from discontinued operations corresponds to:

- The profit or loss net of tax of the discontinued operations carried out until the date of transfer or until the closing date if the discontinued operation is not sold at this date;
- The gain or loss net of tax recognized on the disposal of the discontinued operations if the discontinued operation has been sold before the closing date.

R. 12. Cash flow statement

The cash flow statement is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating, investing and financing activities.

Cash flows from operating activities include:

- Funds from operations, before non-recurring items and after changes in deferred taxes and gains and losses on disposals of assets;
- Cash received and paid on non-recurring transactions;
- Changes in working capital.

Cash flows from investing activities comprise:

- Renovation and maintenance expenditure to maintain in a good state of repair operating assets held at January 1 of each year;
- Development expenditure, including the fixed assets and working capital of newly consolidated subsidiaries and additions to fixed assets of existing subsidiaries;
- Development expenditure on non-current assets classified as held for sale;
- Proceeds from disposals of assets.

Cash flows from financing activities include:

- Changes in capital;
- Changes in debt.

S. Earnings per share

The methods used to calculate basic and diluted earnings per share are in accordance with IAS 33 "Earnings Per Share".

T. Other information

Current assets and liabilities are assets and liabilities that the Group expects to recover or settle:

- In the normal course of business; or
- Within twelve months of the period-end.

The Board of Directors of March 6, 2007 approved these financial statements for publication.

Note 2. Significant Events and Changes in Scope of Consolidation

A. Strategic refocusing on Hotels and Services

In line with the Group strategy announced to the financial markets in 2006, various non-strategic assets were sold during the year for a total of €759 million. The three main divestments were as follows:

A. 1. Divestment of its stake in Compass

At March 7, 2006, Accor sold its entire 1.42% stake in Compass Group PLC. This stake of 30,706,882 shares was sold for a total amount of €95 million carrying out a loss of €4 million (see Note 15). Accor no longer holds shares in Compass.

A. 2. Divestment of its stake in Club Mediterranee

A. 2. 1. History

In June 2004, Accor acquired 28.9% of the capital of Club Méditerranée, including 21.2% from the Agnelli Group (Exor/Ifil) and 7.7% from Caisse des Dépôts et Consignations (CDC).

The transaction was based on a price per Club Méditerranée share of €45, representing a total investment of €252 million. The agreements included an earn-out clause based on Club Méditerranée's future results, providing for the payment of up to €41 million to the Agnelli Group and of 550,000 Accor shares to CDC. If the results targets were met, the Agnelli group earn-out, recognised on first time consolidation, would be paid after the close of the fiscal year ended October 31, 2005 or after the close of the fiscal year ending October 31, 2006, and the CDC group earn-out, also recognised on first time consolidation, would be paid after the close fiscal year ending October 31, 2006 or after the close of the fiscal year ending October 31, 2007.

Accor financed the acquisition by issuing €279 million worth of ORANE convertible bonds in August 2004. Each €40 bond is convertible into one Accor share. Substantially all of the issue was taken up by CDC which acquired bonds totalling €269 million. The bonds were converted into shares following approval of the transaction by the European anti-trust authorities on October 22, 2004.

Club Méditerranée was accounted for by the equity method at December 31, 2004 based on its financial statements for the fiscal year ended October 31, 2004, with no impact on 2004 consolidated profit. In 2005 profit has been consolidated under the equity method.

A. 2. 2. 2006 events

As part of the strategic review of its financial investments, Accor decide to divest most of its stake in Club Méditerranée, 22.93% of the capital on a total stake of 28.93%. In order to perpetuate the synergies achieved between both groups, Accor commits, as part of the shareholders agreement, to maintain a 6% stake in Club Méditerranée during 2 years.

Consequently, last June 9, Accor sold 13.5% of its stake at a price of €44.9 per share to a group of investors bound up with a shareholders agreement of which Accor is part of. Then, last June 14, Accor sold 4% of its stake at a price of €44.9 per share to another investor. No share sales were carried out in the second half of the year and at December 31, 2006, Accor still owns 11.43% of the capital of Club Méditerranée. Moreover, at the beginning of 2007, Accor sold 515,000 shares at a price of €43 per share. Following this transaction, the Group's interest in Club Méditerranée now stands at 8.77%.

The sale led to Club Méditerranée being excluded from the scope of consolidation at June 30, 2006. The remaining shares are carried in the consolidated balance sheet at fair value, under "Other financial investments"; in accordance with Group accounting policies (see Note 1.N).

The sale generated a loss of €6 million recognized in "Gains or Losses on Management of Other Assets" (see Note 15). At December 31, 2006, the remaining shares were written down by €11 million, including €6 million through a charge against equity in respect of the shares for which Accor has signed a lock-up agreement.

A. 3. Divestment of its stake in Carlson Wagonlit Travel

As part of the strategic review of its business portfolio, Accor Group has signed the last April 27 an agreement to sell for $465 million its entire 50% interest in Carlson Wagonlit Travel (CWT) to Carlson Companies and One Equity Partners LLC (OEP), a private equity affiliate of JP Morgan Chase & Co. Accor Group and Carlson Companies had each owned a 50% interest in CWT since 1997. As part of the transaction, Accor and CWT have signed a three-year, renewable strategic partnership designed to secure preferred distribution of Accor hotels by CWT. At the same time, Accor has confirmed CWT as the Group's preferred travel agency.

The sale of Accor's 50% interest in CWT became effective on August. Due to the timing of the transaction, CWT was removed from the scope of consolidation in the second half of the year. CWT represented a major separate line of business and was treated as such for segment reporting purposes. It has therefore been classified as a discontinued operation, in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations". In accordance with IFRS 5, CWT's profit for the period up to its sale (€14 million) and the profit generated by the sale (€90 million) have been reported under "Profit or loss from discontinued operations" (see Note 17).

The sale of CWT led to a reduction in debt of €341 million in 2006.

B. Property strategy

In line with the Asset Right strategy referred to in the Group's communications to the financial markets since 2005, the operating structures of the hotel units have been changed based on a detailed analysis of the risk and earnings profiles of each hotel segment. The aim of this strategy is to reduce the capital tied up in hotel assets and reduce cash flow volatility.


Current model
Preferred operating structure *
SOFITEL
ibis

* *In mature markets.*

Real estate policy since January 1, 2005

Since January 1, 2005, the operating structures of 304 hotel units have been changed. The following table provides summary information about the various transactions, by type.

	Number of hotels	Portfolio value	Debt impact	Discounted Rental Commitments impact*	Adjusted Debt impact**
Sales & Management Back	9	300	189	121	310
Sales & Variable Lease Back	200	1,594	546	669	1,215
Sales & Lease Back	1	3	3	(5)	(2)
Sales & Franchise Back	52	53	53	116	169
Outright sales	42	185	99	84	183
TOTAL	**304**	**2,135**	**890**	**985**	**1,875**

* *Rental commitments discounted with an 8% rate.*
** *Adjusted from the rental commitments discounted with an 8% rate*

The Group has announced that the operating structures of a further 505 hotels will be changed over the next two years, adding €1.8 billion to cash and cash equivalents and reducing adjusted off-balanced sheet net debt by €1.5 billion. The operating structures of a further 550 hotels are scheduled to be changed in the period beyond 2008.

The various transactions carried out in 2005 and 2006 under this strategy were as follows:

B. 1. Upscale hotels (Sofitel)

Reduce capital employed and earnings volatility through "Sale-and-Management Back" transactions

The strategy for upscale hotels (Sofitel) consists of selling the hotel properties while continuing to manage the business, retaining a minority interest depending on the circumstances.

2006 Sale-and-management back transactions: 6 Sofitel hotels
In 2006, Accor sold 6 Sofitel hotels under sale-and-management back transactions in United States $370 million (€295 million) to a joint venture comprised of GEM Realty, Whitehall Street Global Real Estate Limited Partnership 2005 and Accor. The six hotels, totalling 1,931 rooms, are located in the major metropolitan markets of Chicago, Los Angeles, Miami, Minneapolis, San Francisco Bay and Washington D.C.

Accor will remain a 25% partner in the joint venture, which is accounted for by the equity method, and will continue to manage the hotels under the Sofitel brand name under a 25-year management contract renewable three times for successive periods of ten years.

The sale of the 6 hotels generated a capital loss of €15 million (see Note 14). The impact on net debt is a decrease of $184 million.

B. 2. Midscale and economy hotels

Reduce cyclical fluctuations in consolidated earnings by variabilizing hotel property carrying costs through "Sale-and-Variable Leaseback" transactions

In the Midscale and Economy segments, the strategy consists of selling the hotel properties while continuing to manage the business, retaining variable rent leases based on a percentage of revenue, without any guaranteed minimum. One of the aims is to variabilize a proportion of fixed costs.

2005 Sale-and-variable leaseback transactions: 128 hotels
In line with the Group's new property management strategy for the Midscale segment, in March 2005 an initial contract was signed with Foncière des Murs, a consortium made up of Foncière des Regions, Generali, Assurances Crédit Mutuel Vie and Prédica (Crédit Agricole Group) for the sale-and-variable leaseback of **128 hotels in France** worth €1,025 million.

The hotel contracts are for a period of 12 years, renewable four times per hotel at Accor's discretion. The average rent is equal to 15.5% of revenue, without any guaranteed minimum, reduced to 14.5% at the first renewal date (in the case of renewal at Accor's initiative after the first twelve-year period).

The transaction released **€146 million in cash** and generated **a €107 million capital gain net of transfer costs**.

Foncière des Murs has also agreed to finance a €97 million refurbishment program, which will help to speed up Novotel's repositioning with the new "Novation" room. Accor is committed to financing €67 million worth of construction work (see Note 41) including €34 million in expenditure incurred in 2006.

2006 Sale-and-variable leaseback transactions: 76 units
In line with the strategy underlying the transactions carried out in 2005, at March 6, 2006, Accor has signed a memorandum of understanding to sell 76 units including 6 spas in France and in Belgium to Foncière des Murs, for a market value of €583 million.

As of December 31, 2006, the sale of 70 units – **55 hotels and 3 spas in France and 12 hotels in Belgium** – for a total of €494 million had been completed. The remaining six units will be sold in 2007.

Accor continue to manage the hotels through 12 year contract per hotel renewable four times per hotel at Accor's discretion. The rent is equal to 14% of revenue, without any guaranteed minimum, reduced to 13% at the first renewal date (in the case of renewal at Accor's initiative after the first twelve-year period).

The transaction generated a **€143 million capital gain net of transfer costs** and permitted to reduce the discounted rental commitments to 8% for an amount of €151 million.

Foncière des Murs has also agreed to finance a €39 million refurbishment program. Accor is committed to financing €27 million worth of construction work (see Note 41) including €3 million in expenditure incurred in 2006.

During 2006, Accor also sold 5 hotels under sale-and-lease back transactions: one Novotel unit in France, one Novotel unit in Romania, and three Ibis units in Mexico. All of these hotels are now operated under variable-rent leases.

B. 3. All segments

Optimize operating profit by selling non-strategic assets

This program includes outright sales, "sale-and-franchise back" transactions and "sale-and-management back" transactions.

2005 transactions

Outright sales: 17 hotels

In 2005, 17 hotels were sold outright. The transactions concerned 3 Red Roof Inns units and 4 Motel 6 units in United States, 1 Sofitel unit, 5 Mercure units and 1 Formule 1 unit. Moreover in Germany, 1 Mercure has been sold and 2 Novotel leases have been stopped under the program to rationalize the hotel portfolio following the acquisition of the stake in Dorint.

Sale-and-franchise back transactions: 25 hotels

- The businesses of 22 leased German hotels – representing annual rental expense of €15 million – were sold and franchised back under the Mercure brand;
- Accor sold and franchised back under Mercure and Novotel brands, 2 Dom Tom hotels that were previously directly owned ;
- One Ibis fixed rent lease has been replaced by a variable rent lease in Brazil.

Sale-and-management back transactions: 2 hotels

In April 2005, in China, one Novotel unit has been sold and managed back and Accor changed in Spain a lease contract into a management contract.

2006 transactions

Outright sales: 25 hotels

In 2006, 25 hotels were sold outright. The transactions concerned 2 Red Roof Inns units and 5 Motel 6 units in United States, 1 Sofitel unit, 8 Mercure units, 2 Novotel units and 1 Etap Hotel unit. In addition, Accor sold its six leased hotels in Denmark.

Sale-and-franchise back transactions: 27 hotels

- In France, Accor sold and franchised back under Formule 1 (7 hotels), Etap Hotel (3 hotels), Ibis (2 hotels) and Sofitel (1 hotel) brands, 13 French hotels that were previously directly owned. The business of 1 leased French hotel was sold and franchised back under the Ibis brand ;
- Five leased Motel 6 was sold and franchised back in United States ;
- Eight leased hotels was sold and franchised back in Germany (1 Formule 1 unit, 1 Etap Hotel unit, 1 Ibis unit, 1 Mercure unit and 4 Novotel units).

Sale-and-management back transactions: 1 hotel

In second-half 2006, Accor sold under a sale-and- management back transaction 1 Mercure unit in New-Zealand.

C. Colony Capital

In March 2005, the Management Board and the Supervisory Board authorized Colony Capital to invest €1 billion in the Group, in order to expand the capital base and move up a gear in the development program.

This major investment by Colony Capital, which was authorized at the Extraordinary Shareholders' Meeting of May 3, 2005, was carried out in two simultaneous tranches:

- €500 million 3-year 4.5% equity note issue. The notes have been issued at a price of €3,900. Based on a redemption ratio of one note for 100 Accor shares at €39, this represents a premium of 10% on the average Accor share price for the month preceding the Supervisory Board Meeting of March 8, 2005. Conversion of all of the outstanding equity notes would result in the issue of 12,820,500 new shares. As the notes are redeemable only for shares, all the corresponding potential ordinary shares have been taken into account in the calculation of the weighted average number of shares used to determine 2006 earnings per share. In accordance with the accounting policy described in Note 1.N, the equity component of the notes has been recognized in equity in the amount of €433 million (see Note 26) and the balance of the issue has been recognized in debt for €67 million. The initial debt of €67 million has been reduced to €30 million at December 31, 2006.

  The redeemable bonds agreement specifies that bondholders can exercise their Redemption Right upon and after the occurrence of any of the following events: if the Issuer fails to pay any amount payable, in case of breach of other obligations specified by the meeting, in case of insolvency or winding up, in case of cross acceleration of issuer, in case of security enforced, if shares are no longer admitted to listing and trading on the Eurolist Market, in case of a public announcement by the Issuer or the consummation of a Similar Transaction, in case of public announcement by a third party, in case of any Material Disagreement and if a change of influence has occurred. In the event of one of the cases happening and in a delay of 6 months from the occurring date and if Accor does not pay back the bond for it nominal value, Accor has to pay back the bond at maturity on the basis of 102% of the nominal value ;
- €500 million 5-year 3.25% convertible bond issue. The bonds will be issued at a price of €4,300. Based on a conversion ratio of bond for 100 Accor shares at €43, this represents a 21% premium on the average share price as defined above. Conversion of all of the outstanding bonds would result in the issue of 11,627,900 new shares. The bonds will be convertible three years after their issue. In accordance with the accounting policy described in Note 1.N, the entire €500 million face value of the convertible bonds has been recognized in debt.

  The convertible bonds agreement specifies that bondholders can exercise their Conversion Right upon and after the occurrence of any of the following events: any Event of Default of payment, Similar Transaction, public announcement by a third party, any Material Disagreement and if a change of influence has occurred.

If all of the notes and bonds are converted, Colony Capital will hold approximately 10.32% of Accor's capital.

With Colony Capital's agreement, the loan agreements include a certain number of specific clauses designed to confirm the long-term nature of the partnership. Under these clauses, Colony Capital may not convert the bonds before January 1, 2007; it may not increase its interest in the six-month period following full conversion of the bonds or purchase additional shares.

In addition, it may not sell the securities short to hedge its exposure related to the convertible bonds or ORA equity notes until the earlier of (i) the date when all the ORA equity notes have been redeemed or (ii) all the convertible bonds have been converted and six months before the two categories of bonds mature.

D. Share buyback program

The May 10, 2006, Accor has announced a program to buy back Accor SA shares for a total amount of €500 million over 12 months.

This program is realized under the authorization granted at the Combined Shareholders Meeting dated January 9, 2006, at a maximum price of €62 per share. During 2006, Accor bought back and cancelled 10,324,607 shares totalling €481 million representing an average price per share of €46.56. Moreover, at December 31, 2006, 332,581 shares had been bought back, totalling €19 million. These shares have only been cancelled at the beginning of January 2007. Share buyback program is now closed.

E. Dorint AG

E. 1. 2002 - Acquisition of an interest in Dorint AG

In 2002, Accor acquired a 30% interest in the Dorint AG hotel group for €49 million. The purpose of the transaction was to increase the Group's market share in Germany at the bottom of the cycle. The Dorint AG Management Board and Supervisory Board approved the creation of a strategic partnership with Accor based on franchise and marketing agreements. All the Dorint hotels were co-branded Dorint Sofitel or Dorint Novotel or converted to the Mercure brand,

and the Dorint sales and marketing teams were integrated in the Accor network from February 1, 2003.

Accor negotiated an option to purchase an additional 25% of Dorint from its major shareholder, Dr. Herbert Ebertz, between March 31, 2009 and June 30, 2011, at a price corresponding to a multiple of EBITDA less consolidated net debt with a €45 million floor. In connection with the original transaction, Accor made a €35 million loan to Dr. Ebertz and gave Dorint AG a €25 million guarantee pari passu with Dr. Ebertz.

Finally, Accor gave a call option to Dr. Ebertz for the purchase of Dorint shares representing 30% of the capital, at a fixed price. This call option can be exercised during the 6 months after the expiry of the ACCOR call option.

Dorint AG has been accounted for by the equity method since the end of first-half 2003, based on the Group's percentage interest in each period (30% in first-half 2003).

E. 2. 2003/2004 restructuring

At the end of first-half 2003, Accor SA acquired a further 10.19% interest in Dorint AG for €13.2 million through a share issue underwritten jointly with Dr. Ebertz. Following this transaction, in second-half 2003 Dorint was accounted for by the equity method on a 40.19% basis.

In early 2004, Accor announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel group to reap the full benefits of the future economic recovery in Germany. It extends the measures taken in 2003 to reduce the operating expense through:

- A €42 million share issue;
- A further share issue in 2005 for €8.4 million;
- Signature of a contract for the management of Dorint hotels by Accor Germany, with the aim of improving their marketing and operating performance as part of the co-branding strategy with the Sofitel and Novotel brands.

A US investment fund, Noonday, also took part in the 2004 share issue and became a shareholder of Dorint. At December 31, 2004, Noonday's interest in Dorint stood at 21.7%. After contributing €2.6 million to 2004 shares issue, Accor's interest stood at 26% at the end of December 2004.

At the time of the 2004 shares issue, Accor gave put options on shares representing 35.1% of the capital to various Dorint shareholders. The put options are exercisable between July 1, 2009 and July 1, 2011 at a price based on a multiple of EBITDA less the net debt (for 13.4% of the capital) and from June 30, 2009 for the remaining balance of the shares (21.7%). With regards to the put option given to Noonday (21.7% of the capital), there is additional price component on top of the multiple of EBITDA less the net debt, and also the option would be able to be exercised at any time if Accor shareholding in Dorint moves to less than 25% or more than 50% of the total capital.

At the same time, as at December 31, 2004, Accor had a call option on 15.2% of the capital owned by the Ebertz family, on the basis of a multiple of EBITDA less the net debt with a minimum amount.

In addition to this call option, Accor also has a call option on 21.7% owned by Noonday, exercisable between July 1, 2007 and June 30, 2010.

E. 3. 2005 restructuring

During the second half of 2005, Dorint was still struggling, and a new restructuring plan was launched. The plan is based on 4 steps:

- The 10% reduction of the lease expense from the owners for the next twenty years, in exchange for a commitment to increase the rent if revenues improve (with comparable figures starting in 2005) ;
- The withdrawing from 3 unprofitable lease contracts ;
- The renegotiation of the management contracts of the 2 managers of the Dorint hotels (Accor and Intercontinental). With regards to Accor, the group agreed to reduce the management fees from January 1, 2005 onwards until the end of 2009, with the amount of the fees reduction being capped at €20 million in the event of not meeting the minimum result target. The amount was fully provided for in the 2005 accounts as a provision for risks ;
- A €27 million shares issue.

Accor contributed €7 million to the €27 million share issue, raising its interest in Dorint to 29.08% as at December 31, 2005. Following this new capital increase, Noonday held 37.6% of Dorint as at December 31, 2005.

The effects of the third restructuring plan on the Group's consolidated financial statements can be summarized as follows:

- The probable value of the put options granted to Dr. Ebertz, the Noonday investment fund and the Didenhofen family has been disclosed as an off-balance sheet item for a total amount of €105 million (see Note 41) ;
- A provision for risks of €30.5 million in respect of the potential commitments to be paid to Noonday following the 2004 agreements has been recorded in Accor books.

The other consequences of this restructure on the call and the put options between Accor and the other shareholders of Dorint are detailed below:

- The put options given by Accor now relate to 52.3% of the capital of Dorint. The put options on 8.35% of the capital of Dorint will be exercisable between July 1, 2009 and July 31, 2011 on the basis of a multiple of EBITDA less the net debt. The put options on 6.41% of the capital of Dorint will be exercisable between July 1, 2009 and December 31, 2011 on the basis of a multiple of EBITDA less the net debt. Finally, the put option given to Noonday on 37.5% of the capital can be exercised from July 1, 2007 onwards ;
- The call option given by Noonday relates to 37.5% of the capital of Dorint ;
- The 2002 call option given by Dr Ebertz now relates to 9.6% of the capital of Dorint and can be exercised until June 30, 2012; the minimum purchase price does not apply any longer ;
- The 2002 call option given to Dr Ebertz now relates to 29.1% of the capital.

Also, the dates for the exercise of the put option given by Accor to the Noonday investment fund were modified. The put option can now be exercised from July 1, 2007 onwards.

Lastly, the Group committed to contribute to €12.5 million to the €23 million share issue planned in 2006. This amount was included in the off-balance sheet commitments at December 31, 2005.

E. 4. Year 2006

In line with the undertaking given in 2005, during first-half of 2006 Accor contributed €12.5 million to the €22.7 million share issue by Dorint. Following this issue, the Group's interest in Dorint came to 34.35%, while that of the Noonday private equity fund stood at 39.3%.

In light of Dorint's continued substantial operating losses (see Note 22), the company's Supervisory Board decided to split up the business into two separate entities:

- By subscribing a €52 million capital increase, Accor has acquired a controlling interest in one of the new companies, which operates 52 hotels. Of the hotels, 8 were previously operated under the Dorint Sofitel brand, 17 under the Dorint Novotel brand and 27 under the Mercure brand. In the first-half of 2007, they will be rebranded as, respectively Sofitel, Novotel and Mercure units.

  Also, during the first half, Accor will buy out the minority interests for €70 million, resulting in the Group owning around a 90% stake in the new company.

  Financially, the transaction has enabled Accor to gain control of 52 hotels, which generate around €300 million in revenue and are expected to report 2007 EBITDA of around €16 million after the rent reductions granted by lessors and operating profit before tax of €10 million. By comparison, accounting for Dorint AG by the equity method will probably result in an estimated €7 million loss for Accor's share in 2006 ;
- Ebertz & Partner has acquired all shares of the other company, which will operate 41 Dorint hotels under the Dorint brand.

The transaction is subject to the approval of European competition authorities. A provision of €31 million was recorded in Accor's 2006 consolidated financial statements to cover the impact of the demerger (see Note 13.D). In addition, the loan to Dr. Ebertz was written down by €28 million during the year.

F. Development strategy

F. 1. Hotel Division development strategy

As part of its strategy, Accor has announced plans to open 200,000 rooms over the period 2006-2010, focusing on the midscale and economy segments in Europe and in the economy segment in emerging countries.

Acquisitions and organic growth transactions

As part of this development strategy, Accor has signed significant partnerships in India that trigger a major expansion in this country. This expansion plan covers the full spectrum of the hotel market in India: Budget Hotels with the development of 100 Formule 1 hotels, Economy Hotels with the development of a network of Ibis hotels around the country, Midscale Hotels with the development of the Novotel brand, and upper-upscale Hotels with the development of the new Sofitel Mumbai and the Sofitel Cabo de Rama.

In 2006, the Group added 155 hotels (21,675 rooms) to its portfolio through acquisitions and organic growth. In addition, 99 hotels (10,721 rooms) were closed during the period.

Hotel development projects in progress at December 31, 2006

The number of new rooms represented by hotel development projects in progress at December 31, 2006 is as follows:

(in number of rooms)	Owned	Leased	Managed	Franchised	Total
2007	2,987	6,665	13,792	6,688	30,132
2008	5,924	6,860	16,099	2,589	31,472
2009	3,270	3,122	8,777	132	15,301
TOTAL	**12,181**	**16,647**	**38,668**	**9,409**	**76,905**

F. 2. Services Division development strategy

During 2006, Accor acquired several services companies. These acquisitions strengthen Accor Services' international presence and support the significant expansion of its range of products and services. Including these acquisitions, Accor has already invested €94 million this year as part of its plan to spend €500 million on acquisitions over the period 2006-2010.

In February 2006, Accor Services first acquired Stimula, an organizer of distribution network and sales force incentive programs. With this acquisition, Accor Services has become the leading player in the French corporate incentive market, with revenues (including Stimula) of some €200 million and 200 employees in France. Stimula was acquired for €7.3 million, paid in cash. The business combination was accounted for by the purchase method, leading to the recognition of contractual customer relationships in intangible assets for €1.6 million and goodwill for €5.6 million. Stimula reported 2006 revenue of €6.1 million and net profit of €0.6 million.

In March 2006, Accor Services acquired Commuter Check Services Corporation, an American company issuing transit vouchers. These checks allow companies to help their employees fund their daily commuting requirements. Commuter Check Services Corporation is a major player in this market in the US in terms of its business volume amounting to $79 million in 2005, its portfolio of around 3,700 customers and its 110,000 users in the 10 major American cities (in particular San Francisco Bay Area, Boston, Philadelphia). Commuter Check Services Corporation was acquired for $35 million (€28.4 million), paid in cash. The business combination was accounted for by the purchase method, leading to the recognition of contractual customer relationships in intangible assets for €2.1 million and goodwill for €25.5 million. Commuter Check Services Corporation reported 2006 revenue of €5.3 million and net profit of €2.1 million.

Serial: the acquisition of Italian meal voucher issuer Serial has consolidated Accor Services Italy's leadership position. Since its creation in 1998, Serial has established a strong position in the small business segment, with an issue volume more than €97 million. Serial was acquired for €42.9 million, paid in cash. The business combination was accounted for by the purchase method, leading to the recognition of contractual customer relationships in intangible assets for €7.3 million and goodwill for €34.9 million. Serial reported 2006 revenue of €4.3 million and net profit of €0.5 million.

F. 3. Acquisition of 50% of Accor Brazil

Finally, at the beginning of December 2006, Accor acquired from Brookfield Asset Management Inc., and Espirito Santo Resources, Ltd., the two companies' combined 50% stake in Brazil's Ticket Serviços for €197 million. Jointly held since 1976 by Accor (50%), Brookfield Asset Management Inc. (40%) and Espirito Santo Resources, Ltd. (10%), Ticket Serviçios manages service vouchers and hotels in Brazil under Accor brands and food catering services under a local brand. Once the transaction has been completed, Accor will hold a 100% stake in the company's service vouchers and hotel operations and a 50% stake in its food services operations, with Compass owing the other 50%. The business combination was accounted for by the purchase method, leading to the recognition of goodwill for €163 million. Ticket Serviçios reported 2006 revenue of €365 million and net profit of €24.4 million.

G. Strategy for the Group's other businesses: Casinos Strategy

In 2001, Accor and the US investment fund, Colony Capital, signed an agreement aimed at creating Europe's leading casinos group. Pursuant to the agreement, Colony Capital acquired a 50% stake in Accor Casinos, including 6% in 2001 and 44% in 2002. Accor continues to manage the company.

The transaction was based on an enterprise value of €450 million and generated an after-tax gain of €68 million.

As part of the transaction, Accor made an €80 million loan to Colony Capital. During first-half 2006, Colony Capital totally repaid its loan before its expiration date (see Note 21).

In December 2004, Accor, the Desseigne Barrière family and Colony Capital set up Groupe Lucien Barrière SAS to hold the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries. The new entity represents annual revenue of some one billion euros.

Groupe Lucien Barrière SAS operates 38 casinos, including those located in Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice, and 18 luxury hotels. It also has a large restaurant business, including Le Fouquet's restaurant on the Champs-Elysées in Paris.

Following this transaction, the Desseigne Barrière family holds 51% of Groupe Lucien Barrière SAS, Accor holds 34% and Colony Capital 15%. In addition, Colony Capital holds €100 million worth of Groupe Lucien Barrière equity notes ("ORA") through its European investment fund, Colyzeo.

The Supervisory Board has twelve members, elected for six years. Six members are appointed by the Desseigne Barrière family, four by Accor and two by Colony Capital and Colyzeo. A unanimous vote is required for all major decisions concerning the life of the company.

The merger was carried out through share transfers and the sale by Accor and Colony Capital of SHCD and Accor Casinos shares. For Accor, the transaction led to a dilution gain of €77 million, recorded in gains and losses on management of other assets (see Note 15) at the end of 2004. Following the merger, Accor held 34% of Groupe Lucien Barrière, which has been proportionally consolidated based on a 30.19% interest after taking into account the dilutive effect of the €100 million equity note issue. Due to the timing of the transaction, which was completed on December 17, 2004, Groupe Lucien Barrière SAS was proportionally consolidated in the balance sheet at December 31, 2004 but made no contribution to 2004 profit.

The impact of the transaction on the consolidated balance sheet at December 31, 2004 was a €133 million reduction in net debt, including €65 million from the partial repayment of the loan to Colony Capital (see Note 21).

Under the terms of the agreements, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). If the option has not been exercised within 30 days of October 31, 2009, Accor may exercise its call option. The option exercise price will be determined by independent experts based on market prices. The Colony Capital put option is included in off-balance sheet commitments at December 31, 2006 for an amount of €140 million (see Note 41).

Note 3. Consolidated Revenue by Business and by Region

(in € millions)	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures(1)	2006(2)	2005 Restated(2)	2004 Restated(2)
HOTELS	**1,759**	**1,880**	**1,150**	**203**	**440**	**36**	**5,467**	**5,195**	**4,956**
Upscale and Midscale Hotels	1,109	1,179	159	139	362	35	2,984	2,857	2,787
Economy Hotels	649	700	-	64	78	1	1,492	1,374	1,247
Economy Hotels US	-	-	991	-	-	-	991	964	922
SERVICES	**149**	**267**	**12**	**304**	**26**	**2**	**760**	**630**	**518**
OTHER BUSINESSES	**683**	**458**	-	**211**	**21**	**7**	**1,380**	**1,311**	**1,127**
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	320	-	-	-	16	-	336	326	221
Restaurants	115	247	-	209	5	-	576	518	458
Onboard Train Services	121	144	-	-	-	-	265	264	261
Holding Companies and other	128	67	-	2	-	7	204	203	187
TOTAL 2006	**2,591**	**2,604**	**1,162**	**718**	**487**	**45**	**7,607**	-	-
TOTAL 2005 RESTATED	**2,462**	**2,400**	**1,177**	**604**	**450**	**43**		**7,136**	-
TOTAL 2004 RESTATED	**2,289**	**2,276**	**1,111**	**449**	**426**	**50**			**6,601**

(1) "Worldwide Structures" corresponds to revenue (royalties) that is not specific to a single geographic region.

(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) revenue has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated revenue for December 31, 2006 totalled €7,607 million, compared with €7,136 million for the same period of 2005 restated.

Financial Statements

The period-on-period increase of €471 million or +6.6% breaks down as follows:

	(in € millions)
- like-for-like growth	+476
- business expansion	+235
- currency effects	+26
- disposals	(266)
INCREASE IN 2006 REVENUE	**+471**

Increase in 2006 consolidated revenue by business

	2006/2005 Restated	**Like-for-like**	
	(in € million)	*(in € million)*	%
HOTELS	**+272**	**+318**	**+6.1%**
Upscale and Midscale Hotels	+127	+194	+6.8%
Economy Hotels	+118	+81	+5.9%
Economy Hotels US	+27	+44	+4.5%
SERVICES	**+130**	**+98**	**+15.5%**
OTHER BUSINESSES	**+69**	**+60**	**+4.6%**
Casinos	+10	+12	+3.6%
Restaurants	+58	+30	+5.8%
Onboard Train Services	+1	(2)	(0.6)%
Holding Companies and other	+1	+19	+9.6%
GROUP TOTAL	**+471**	**+476**	**+6.7%**

Increase in 2006 consolidated revenue by region

	2006 /2005 Restated	**Like-for-like**	
	(in € million)	*(in € million)*	%
France	+129	+112	+4.6%
Europe (excl. France)	+204	+169	+7.0%
North America	(15)	+58	+5.0%
Latin America & Caribbean	+114	+80	+13.2%
Other Countries	+37	+52	+11.6%
Worldwide Structures	+2	+5	+10.5%
GROUP TOTAL	**+471**	**+476**	**+6.7%**

Revenue from managed and franchised hotels, included in the hotels' revenue presented above of €5,467 million, amounted to €200 million at December 31, 2006. This amount breaks down as follows:

(in € millions)	Management fees	Franchise fees	2006	2005 Published	2004 Published
HOTELS					
Upscale and Midscale Hotels	125	25	150	130	123
Economy Hotels	11	22	33	29	17
Economy Hotels United States	-	17	17	15	14
TOTAL 2006	**136**	**64**	**200**	**-**	**-**
TOTAL 2005 PUBLISHED	**116**	**58**		**174**	**-**
TOTAL 2004 PUBLISHED	**92**	**62**			**154**

Published information by business and by region were as follows:

(in € millions)	2004 Published	2005 Published
HOTELS	**4,956**	**5,195**
Upscale and Midscale Hotels	2,787	2,864
Economy Hotels	1,247	1,367
Economy Hotels US	922	964
SERVICES	**518**	**630**
OTHER BUSINESSES	**1,590**	**1,797**
Travel Agencies	463	486
Casinos	221	326
Restaurants	458	518
Onboard Train Services	261	264
Holding Companies and other	187	203
TOTAL	**7,064**	**7,622**

(in € millions)	2004 Published	2005 Published
France	2,399	2,572
Europe (excluding France)	2,464	2,596
North America	1,234	1,307
Latin America & Caribbean	469	623
Other Countries	444	469
Worldwide Structures	54	55
TOTAL	**7,064**	**7,622**

Note 4. Operating Expense

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Cost of goods sold[1]	(676)	(747)	(799)	(747)	(676)
Employee benefits expense[2]	(2,435)	(2,630)	(2,729)	(2,915)	(2,710)
Energy, maintenance and repairs	(346)	(371)	(389)	(372)	(346)
Taxes, insurance and service charges (co-owned properties)	(277)	(299)	(297)	(299)	(279)
Other operating expense[3]	(1,115)	(1,183)	(1,310)	(1,303)	(1,228)
TOTAL OPERATING EXPENSE	**(4,849)**	**(5,230)**	**(5,523)**	**(5,636)**	**(5,239)**

(1) The cost of goods sold includes food and beverage purchases, laundry costs and the cost of telephone calls billed to clients. These costs mainly concern the Hotel and Restaurant Businesses.

(2) The Ratio employee benefits expense / Full-time equivalent (FTE) is presented as follows:

Full-time equivalent	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Full-time equivalent*	85,055	92,801	92,250	100,312	92,411
Ratio employee benefits expense / FTE *(€k)*	(29)	(28)	(30)	(29)	(29)

** Full-time equivalent employees are based on the ratio between the number of hours worked during the period and the total working hours for the period. For firms which are consolidated using the proportional method, the employee number is calculated with the Group's interest. There is no employee number for associates.*

Employee benefits expense includes €14 million related to stock option plans.

(3) Other operating expense consist mainly of selling, information systems, advertising and promotional costs. The total also includes various fee payments.

Note 5. EBITDAR by Business and Region

(in € millions)	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures[1]	2006[2]	2005 Restated[2]	2004 Restated[2]
HOTELS	**512**	**595**	**425**	**38**	**108**	**(5)**	**1,673**	**1,553**	**1,459**
Upscale and Midscale Hotels	291	330	44	16	74	(5)	750	704	686
Economy Hotels	221	265	-	22	34	-	542	495	442
Economy Hotels US	-	-	381	-	-	-	381	354	331
SERVICES	**45**	**137**	**5**	**132**	**5**	**(14)**	**310**	**255**	**207**
OTHER BUSINESSES	**72**	**43**	**-**	**10**	**6**	**(30)**	**101**	**98**	**86**
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	45	-	-	-	6	-	51	50	38
Restaurants	9	18	-	15	-	-	42	40	35
Onboard Train Services	5	13	-	-	-	1	19	20	13
Holding Companies and other	13	12	-	(5)	-	(31)	(11)	(12)	-
TOTAL 2006	**629**	**775**	**430**	**180**	**119**	**(49)**	**2,084**	**-**	**-**
TOTAL 2005 RESTATED	**603**	**680**	**405**	**144**	**115**	**(41)**		**1,906**	**-**
TOTAL 2004 RESTATED	**554**	**628**	**374**	**100**	**105**	**(9)**			**1,752**

(1) "Worldwide Structures" corresponds to revenue (royalties) and costs that are not specific to a single geographic region.

(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) EBITDAR has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated EBITDAR for 2006 totalled €2,084 million compared with €1,906 million for the same period of 2005 restated.

The period-on-period increase breaks down as follows:

	(in € millions)
- like-for-like growth	+184
- business expansion	+44
- currency effects	-
- disposals	(50)
INCREASE IN 2006 EBITDAR	**+178**

Increase in 2006 EBITDAR by business

	2006/2005 Restated	Like-for-like	
	(in € million)	*(in € million)*	%
HOTELS	**+120**	**+131**	**+8.5%**
Upscale and Midscale Hotels	+46	+60	+8.5%
Economy	+47	+38	+7.8%
Economy US	+27	+33	+9.4%
SERVICES	**+55**	**+47**	**+18.4%**
OTHER BUSINESSES	**+3**	**+6**	**+5.7%**
Casinos	+1	+2	+3.7%
Restaurants	+2	+2	+4.5%
Onboard Train Services	(1)	-	(1.9)%
Holding Companies and other	+1	2	+19.4%
GROUP TOTAL	**+178**	**+184**	**+9.7%**

Increase in 2006 EBITDAR by region

	2006/2005 Restated	Like-for-like	
	(in € million)	*(in € million)*	%
France	+26	+23	+3.8%
Europe (excl. France)	+95	+85	+12.5%
North America	+25	+43	+10.7%
Latin America & Caribbean	+36	+31	+21.5%
Other Countries	+4	+12	+10.7%
Worldwide Structures	(8)	(10)	(25.1)%
GROUP TOTAL	**+178**	**+184**	**+9.7%**

Published information by business and by region were as follows:

(in € millions)	2004 Published	2005 Published
HOTELS	**1,459**	**1,553**
Upscale and Midscale Hotels	686	707
Economy Hotels	442	492
Economy Hotels US	331	354
SERVICES	**207**	**255**
OTHER BUSINESSES	**159**	**178**
Travel Agencies	73	80
Casinos	38	50
Restaurants	35	39
Onboard Train Services	13	20
Holding Companies and other	-	(11)
TOTAL	**1,825**	**1,986**

(in € millions)	2004 Published	2005 Published
France	579	619
Europe (excluding France)	664	719
North America	386	418
Latin America & Caribbean	101	146
Other Countries	107	117
Worldwide Structures	(12)	(33)
TOTAL	**1,825**	**1,986**

Note 6. Rental Expense

Rental expense amounted to €836 million in 2006 compared with €810 million in 2005 restated.

In accordance with the policy described in Note 1.D.4, the expense reported on this line only concern operating leases. Finance leases are recognized in the balance sheet as an asset and a liability. The amount of the liability at December 31, 2006 was €207 million (see Note 29.A).

Rental expense is recognized on a straight-line basis over the lease term, even if payments are not made on that basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of the leases contains any clauses requiring advance payment of rentals in the case of a ratings downgrade or other adverse events affecting Accor, and there are no cross-default clauses or covenants.

The €836 million in rental expense corresponds to 1,559 hotel leases, including 55% with a purchase option. Where applicable, the option price corresponds to either a pre-agreed percentage of the owner's original investment or the property's market value when the option is exercised. The options are generally exercisable after 10 or 12 years. Certain contracts allow for the purchase of the property at the appraised value at the end of the lease.

A. Rental expense by business

Rental expense can be analyzed as follows by business:

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
HOTELS	**(761)**	**(803)**	**(823)**	**(803)**	**(761)**
Upscale and Midscale Hotels	(404)	(424)	(432)	(424)	(404)
Economy	(169)	(190)	(206)	(190)	(169)
Economy US	(188)	(189)	(185)	(189)	(188)
SERVICES	**(11)**	**(12)**	**(12)**	**(12)**	**(11)**
OTHER BUSINESSES	**6**	**5**	**(1)**	**(22)**	**(18)**
Travel Agencies	-	-	-	(27)	(24)
Casinos	(2)	(5)	(5)	(5)	(2)
Restaurants	(7)	(7)	(8)	(7)	(7)
Onboard Train Services	(2)	(2)	(3)	(2)	(2)
Holding Companies and other[(1)]	17	19	15	19	17
TOTAL	**(766)**	**(810)**	**(836)**	**(837)**	**(790)**

(1) Including lease guarantee fees received from hotels subsidiaries for €21 million (see Note 6.B).

Financial Statements

B. Rental expense by type of contract

Rental expense breaks down as follows by type of contract:

(in € millions)	Number of hotels[1]	2006 rental expense	Fixed rental expense	Variable rental expense
Fixed rent with purchase option	865	(337)	(337)	-
Fixed rent without purchase option	326	(185)	(185)	-
Fixed rent with a variable portion[2]	65	(60)	(54)	(6)
Land rent	-	(14)	(14)	-
Office rental expenses (Hotels business)	-	(38)	(38)	-
Fees on intragroup rent guarantees on Hotels business	-	(21)	(21)	-
TOTAL HOTEL FIXED RENTAL EXPENSE	**1,256**	**(655)**	**(649)**	**(6)**
Variable rent with a minimum[3]	75	(47)	(4)	(43)
Variable rent with a minimum and cap[4]	2	(1)	-	(1)
Variable rent without a minimum[5]	226	(120)	-	(120)
TOTAL HOTEL VARIABLE RENTAL EXPENSE	**303**	**(168)**	**(4)**	**(164)**
TOTAL HOTEL RENTAL EXPENSE	**1,559**	**(823)**	**(653)**	**(170)**
Rent from other businesses	-	(34)	(34)	-
Internal lease guarantee fees	-	21	21	-
TOTAL RENTAL EXPENSE	**1,559**	**(836)**	**(666)**	**(170)**

(1) Detail by brand and type of contract at December 31, 2006 is presented as follows:

Leased hotels at December 31, 2006	Fixed rent with purchase option	Fixed rent without purchase option	Fixed rent with a variable portion	Variable rent with a minimum	Variable rent with a minimum and cap	Variable rent without a minimum	Total
Sofitel	11	6	3	7	-	8	**35**
Novotel	35	48	9	11	2	56	**161**
Mercure	43	61	23	12	-	46	**185**
Suitehotel	5	5	-	-	-	-	**10**
Ibis	55	107	13	44	-	96	**315**
Etap Hotel	26	50	1	1	-	16	**94**
Formule 1	98	3	12	-	-	4	**117**
Motel 6	450	45	3	-	-	-	**498**
Red Roof	142	1	1	-	-	-	**144**
TOTAL	**865**	**326**	**65**	**75**	**2**	**226**	**1,559**

(2) Fixed rent expense with a variable portion includes a fixed portion. The variable portion is generally a percentage of revenue or a percentage of EBITDAR.

(3) This rent expense depends on a percentage of revenue or a percentage of EBITDAR with a fixed contract guaranteed minimum.

(4) This rent expense depends on a percentage of revenue with a fixed contract guaranteed minimum which is also caped.

(5) Variable rent without a minimum is generally based on a percentage of revenue (203 hotels), or a percentage of EBITDAR (23 hotels). None of the leases contains any minimum rent clauses.

C. Minimum rental commitments (cash basis)

Minimum future rentals in the following tables only correspond to long-term rental commitments in the Hotels Division. The other divisions' rental commitments are generally for periods of less than three years and are not reflected in the table below.

Undiscounted minimum lease payments in foreign currencies have been converted at the average exchange rate based on latest known rates, are as follows:

Years	(in € millions)
2007	(641)
2008	(643)
2009	(644)
2010	(640)
2011	(630)
2012	(612)
2013	(594)
2014	(575)
2015	(559)
2016	(533)

Years	(in € millions)
2017	(504)
2018	(452)
2019	(431)
2020	(350)
2021	(281)
2022	(243)
2023	(181)
2024	(142)
> 2025	(564)
TOTAL	**(9 219)**

The present value of future minimum lease payments, considered as representing 8% of the minimum lease payments used to calculate the "Adjusted funds from ordinary activities/adjusted net debt" ratio, amounts to €5,149 million.

Interest expense related to adjusted net debt, estimated at 8% amounts to €412 million. The difference between the 2006 minimum rent (€641 million) and interest expense (€412 million) amounts to €229 million. This difference corresponds to the implicit repayment of adjusted debt ("Standards & Poor's" method).

Note 7. EBITDA by Business and Region

(in € millions)	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures[1]	2006[2]	2005 Restated[2]	2004 Restated[2]
HOTELS	**329**	**244**	**220**	**16**	**50**	**(9)**	**850**	**751**	**699**
Upscale and Midscale Hotels	164	102	24	8	30	(9)	319	278	283
Economy Hotels	165	142	-	8	20	-	335	309	273
Economy Hotels US	-	-	196	-	-	-	196	164	143
SERVICES	**42**	**133**	**5**	**129**	**3**	**(15)**	**297**	**243**	**195**
OTHER BUSINESSES	**61**	**39**	**-**	**8**	**6**	**(13)**	**101**	**102**	**92**
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	39	-	-	-	6	-	45	45	37
Restaurants	7	15	-	12	-	-	34	33	29
Onboard Train Services	3	13	-	-	-	1	17	19	11
Holding Companies and other	12	11	-	(4)	-	(14)	5	5	15
TOTAL 2006	**432**	**416**	**225**	**153**	**59**	**(37)**	**1,248**	**-**	**-**
TOTAL 2005 RESTATED	**427**	**332**	**186**	**122**	**56**	**(27)**		**1,096**	**-**
TOTAL 2004 RESTATED	**396**	**300**	**155**	**86**	**50**	**(1)**			**986**

(1) "Worldwide Structures" corresponds to revenue (royalties) and costs that are not specific to a single geographic region.

(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) EBITDA has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated EBITDA for 2006 totalled €1,248 million compared with €1,096 million for the same period of 2005 restated.

The period-on-period increase breaks down as follows:

	In € millions
Like-for-like growth	+170
Business expansion	(9)
Currency effects	+2
Disposals	(11)
INCREASE IN 2006 EBITDA	**+152**

Increase in 2006 EBITDA by business:

	2006 / 2005 Restated	Like-for-like	
	(in € million)	*(in € million)*	%
HOTELS	**+99**	**+122**	**+16.3%**
Upscale and Midscale Hotels	+41	+52	+18.9%
Economy	+26	+35	+11.1%
Economy US	+32	+35	+21.6%
SERVICES	**+54**	**+46**	**+19.0%**
OTHER BUSINESSES	**(1)**	**+2**	**+1.6%**
Casinos	-	+2	+3.4%
Restaurants	+1	+1	+3.1%
Onboard Train Services	(2)	(1)	(7.7)%
Holding Companies and other	-	+1	+8.9%
GROUP TOTAL	**+152**	**+170**	**+15.5%**

Increase in 2006 EBITDA by region

	2006 / 2005 Restated	Like-for-like	
	(in € million)	*(in € million)*	%
- France	+5	+17	+4.0%
- Europe (excl. France)	+84	+84	+25.2%
- North America	+39	+46	+24.4%
- Latin America & Caribbean	+31	+29	+24.2%
- Other Countries	+3	+7	+12.6%
- Worldwide Structures	(10)	(13)	(47.7)%
GROUP TOTAL	**+152**	**+170**	**+15.5%**

Published information by business and by region were as follows:

(in € millions)	2004 Published	2005 Published
HOTELS	**699**	**750**
Upscale and Midscale Hotels	283	284
Economy Hotels	273	302
Economy Hotels US	143	164
SERVICES	**195**	**243**
OTHER BUSINESSES	**141**	**156**
Travel Agencies	49	53
Casinos	37	45
Restaurants	29	33
Onboard Train Services	11	19
Holding Companies and other	15	6
TOTAL	**1,035**	**1,149**

(in € millions)	2004 Published	2005 Published
France	407	431
Europe (excluding France)	325	360
North America	163	196
Latin America & Caribbean	87	124
Other Countries	52	57
Worldwide Structures	1	(19)
TOTAL	**1,035**	**1,149**

Note 8. Depreciation, Amortization and Provision Expense

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Depreciation and amortization	(404)	(417)	(426)	(430)	(417)
Provision	(3)	1	(10)	(2)	(6)
TOTAL	**(407)**	**(416)**	**(436)**	**(432)**	**(423)**

Note 9. EBIT by Business and Region

(in € millions)	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures[1]	2006[2]	2005 Restated[2]	2004 Restated[2]
HOTELS	**215**	**134**	**121**	**8**	**28**	**(18)**	**488**	**393**	**348**
Upscale and Midscale Hotels	93	33	14	2	11	(18)	136	95	104
Economy Hotels	122	101	-	6	17	-	246	218	186
Economy Hotels US	-	-	107	-	-	-	107	80	58
SERVICES	**39**	**127**	**4**	**121**	**1**	**(18)**	**275**	**223**	**177**
OTHER BUSINESSES	**36**	**23**	**(0)**	**5**	**4**	**(20)**	**48**	**65**	**54**
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	24	-	-	-	4	-	28	28	26
Restaurants	2	10	-	9	-	-	22	22	19
Onboard Train Services	(0)	12	-	-	-	-	11	15	7
Holding Companies and other	10	1	(0)	(4)	-	(20)	(13)	-	2
TOTAL 2006	**291**	**284**	**125**	**135**	**33**	**(56)**	**812**	-	-
TOTAL 2005 RESTATED	**290**	**217**	**82**	**105**	**33**	**(46)**		**681**	-
TOTAL 2004 RESTATED	**269**	**184**	**51**	**70**	**28**	**(23)**			**579**

(1) "Worldwide Structures" corresponds to revenue (royalties) and costs that are not specific to a single geographic region.

(2) In accordance with IFRS 5, Carlson Wagonlit Travel (CWT) EBIT has been reported in Profit or loss from discontinued operations (See Note 17).

Consolidated EBIT for 2006 totalled €812 million compared with €681 million for the same period of 2005 restated. The period-on-period increase breaks down as follows:

	(in € million)
Like-for-like growth	+148
Business expansion	(21)
Currency effects	+2
Disposals	+2
INCREASE IN 2006 EBIT	**+131**

Increase in 2006 EBIT by business:

	2006/2005 Restated	Like-for-like	
	(in € million)	*(in € million)*	%
HOTELS	**+95**	**+115**	**+29.3%**
Upscale and Midscale Hotels	+41	+50	+52.7%
Economy	+28	+34	+15.5%
Economy US	+27	+31	+39.2%
SERVICES	**+52**	**+45**	**+20.3%**
OTHER BUSINESSES	**(17)**	**(13)**	**(19.7)%**
Casinos	(0)	+1	+3.9%
Restaurants	(0)	-	+0.2%
Onboard Train Services	(4)	(2)	(15.4)%
Holding Companies and other	(13)	(12)	-
GROUP TOTAL	**+131**	**+148**	**21.7%**

Increase in 2006 EBIT by region:

	2006/2005 Restated	Like-for-like	
	(in € million)	*(in € million)*	%
- France	+1	+12	+4.1%
- Europe (excl. France)	+67	+72	+33.1%
- North America	+43	+43	+52.5%
- Latin America & Caribbean	+29	+29	+26.8%
- Other Countries	+1	+5	+15.4%
- Worldwide Structures	(10)	(13)	(27.0)%
GROUP TOTAL	**+131**	**+148**	**21.7%**

Published information by business and by region were as follows:

(in € millions)	2004 Published	2005 Published
HOTELS	**348**	**394**
Upscale and Midscale Hotels	104	101
Economy Hotels	186	213
Economy Hotels US	58	80
SERVICES	**177**	**223**
OTHER BUSINESSES	**87**	**100**
Travel Agencies	33	36
Casinos	26	28
Restaurants	19	21
Onboard Train Services	7	15
Holding Companies and other	2	-
TOTAL	**612**	**717**

(in € millions)	2004 Published	2005 Published
France	278	289
Europe (excluding France)	203	241
North America	52	85
Latin America & Caribbean	69	106
Other Countries	29	34
Worldwide Structures	(19)	(38)
TOTAL	**612**	**717**

Financial Statements

Note 10. Net Financial Expense

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
- Net financial expense[1]	(122)	(133)	(98)	(135)	(123)
- Other financial income and expense[2]	22	13	2	13	22
NET FINANCIAL EXPENSE	**(100)**	**(120)**	**(96)**	**(122)**	**(101)**

(1) Net financial expense can be analyzed as follows between cash and non-cash items:

In € millions	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
- Net financial expense - cash	(91)	(109)	(79)	(111)	(92)
- Net financial expense - non-cash*	(31)	(24)	(19)	(24)	(31)
TOTAL NET FINANCIAL EXPENSE	**(122)**	**(133)**	**(98)**	**(135)**	**(123)**

* *Mainly non-cash interest expense related to OCEANE convertible bonds, which is accounted in accordance with IFRS (see Note 1.N).*

(2) Other financial income and expense include the following items:

In € millions	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Dividend income from non-consolidated companies	5	6	3	6	5
Exchange gains and losses (other than on financial assets at fair value)	13	6	(3)	6	13
Movements in provisions	4	1	2	1	4
TOTAL OTHER FINANCIAL INCOME AND EXPENSE	**22**	**13**	**2**	**13**	**22**

Note 11. Share of Profit (Loss) of Associates after Tax

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Share of profit of associates before tax	7	22	18	23	8
Share of tax of associates	(6)	(14)	(7)	(15)	(6)
SHARE OF PROFIT OF ASSOCIATES AFTER TAX	**1**	**8**	**11**	**8**	**2**

The main contributions are as follows:

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Orbis (Hotels, Poland)	7	6	6	6	7
Dorint (Hotels, Germany) (Note 2.E)	(1)	(7)	(7)	(7)	(1)
Asia/Australia Hotels	2	3	4	3	2
Club Méditerranée (Note 2.A.2)	-	3	-	3	-
Tunisian and Moroccan investment funds (STI and RISMA)	(2)	2	0	2	(2)
Sofitel London St James (Hotels, UK)	-	-	[illegible]	-	-
Société Hôtelière Paris les Halles	-	-	2	-	-
ABC Hotels (Demeure/Libertel hotels)	(5)	-	-	-	(5)
Société des Hôtels et Casino de Deauville (Note 2.G)	3	-	-	-	3
Other	(3)	1	4	1	(2)
SHARE OF PROFIT OF ASSOCIATES AFTER TAX	**1**	**8**	**11**	**8**	**2**

Note 12. Restructuring Costs

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Restructuring provisions	15	(19)	(16)	(20)	10
Restructuring costs	(28)	(20)	(53)	(23)	(32)
TOTAL	**(13)**	**(39)**	**(69)**	**(43)**	**(22)**

The increase in restructuring costs in 2005 compared to 2004 was mainly due to the costs arising from the departure of members of senior management in connection with the early-2006 change in Accor's corporate governance structure, the effects of which were known at the end of 2005. These costs have been paid in 2006.

Restructuring costs in 2006 correspond mainly to the costs linked to the reorganization of the Group.

Note 13. Impairment Losses

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Goodwill	(35)	(20)	(29)	(20)	(38)
Intangible assets	-	(1)	(3)	(1)	-
Property, plant and equipment	(14)	(86)	(3)	(86)	(14)
Financial assets	-	-	(59)	-	-
IMPAIRMENT LOSSES	**(49)**	**(107)**	**(94)**	**(107)**	**(52)**

Financial Statements

The main assets and cash generating units for which impairment losses were recognized in 2004, 2005 and 2006 were as follows:

A. Impairment of goodwill

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
HOTELS	**(33)**	**(16)**	**(19)**	**(16)**	**(33)**
Upscale and Midscale Hotels	(30)	(14)	(18)	(14)	(30)
Economy Hotels	(3)	(2)	(1)	(2)	(3)
Economy Hotels US	-	-	-	-	-
SERVICES	**-**	**(3)**	**(3)**	**(3)**	**-**
OTHER BUSINESSES	**(2)**	**(1)**	**(7)**	**(1)**	**(5)**
Travel Agencies	-	-	-	-	(3)
Casinos	-	-	-	-	-
Restaurants	-	(1)	(1)	(1)	-
Onboard Train Services	(2)	-	-	-	(2)
Holding Companies and other	-	-	(6)	-	-
TOTAL	**(35)**	**(20)**	**(29)**	**(20)**	**(38)**

Impairment losses on goodwill primarily concerned Dorint, for €18 million in 2004 and €8 million in 2005.

In 2006, impairment losses on goodwill primarily concerned Mercure Varsovie Centre for €12 million.

B. Impairment of intangible assets with an indefinite useful life

The assets of an internal information system have been written down to their value in use for €2.6 million.

C. Impairment of property, plant and equipment

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
HOTELS	**(14)**	**(84)**	**6**	**(84)**	**(14)**
Upscale and Midscale Hotels	(6)	(50)	8	(50)	(6)
Economy Hotels	(1)	(30)	(1)	(30)	(1)
Economy Hotels US	(7)	(4)	(1)	(4)	(7)
SERVICES	**-**	**-**	**-**	**-**	**-**
OTHER BUSINESSES	**-**	**(2)**	**(9)**	**(2)**	**-**
Travel Agencies	-	-	-	-	-
Casinos	-	(1)	-	(1)	-
Restaurants	-	-	(1)	-	-
Onboard Train Services	-	-	-	-	-
Holding Companies and other	-	(1)	(8)	(1)	-
TOTAL	**(14)**	**(86)**	**(3)**	**(86)**	**(14)**

In 2005, the €86 million in impairment losses on property, plant and equipment corresponds mainly to write-downs of non-strategic hotel assets and adjustments arising from regular reviews of asset values. It concerns 106 hotels.

In 2006, €26 million was reversed from impairment provisions relating to the hotel business in France, and a further €2 million was reversed following the sale of hotels. The €31 million in impairment losses on property, plant and equipment corresponded mainly to write-downs of non-strategic assets intended to be sold and to provisions booked on the basis of regular reviews of asset values. It concerns 89 hotels in 2006.

D. Impairment of financial assets

In 2006, the €41 million loan to Dr. Ebertz was written down to fair value, giving rise to a €28 million provision for impairment (see Note 20).

As part of the January 2007 restructuring of the Dorint Group, the assets of Dorint AG were written down to fair value, giving rise to a €31 million provision for impairment.

Note 14. Gains and Losses on Management of Hotel Properties

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Disposal gains and losses	17	90	140	90	17
Provisions for losses on hotel properties	(25)	(17)	(31)	(18)	(25)
TOTAL	**(8)**	**73**	**109**	**72**	**(8)**

In fiscal 2004, gains and losses on management of hotel properties included gains on sales of hotel properties in Portugal for €13 million.

In fiscal 2005, the total included:

- Gain on the sale of 128 hotel properties in France for €107 million (see Note 2.B.2);
- Losses on disposal of 44 non-strategic hotels for €5 million;
- Various provisions and reversals including provisions for risks related to Germany (€46 million).

In fiscal 2006, the total included:

- A €143 million gain on the sale to Foncière des Murs of 58 hotel properties in France and 12 hotel properties in Belgium under a sale-and-variable leaseback arrangement based on a percentage of revenue (see Note 2.B.2);
- A €15 million loss on the sale of 6 Sofitel units in the United States, under a sale-and-long-term management-back arrangement (see Note 2.B.1);
- Gains on disposal of non-strategic assets in Europe and the United States for €26 million (see Note 2.B.3);
- A €14 million loss on sale of all six hotels in Denmark (see Note 2.B.3);
- A €22 million provision for restructuring of the Dorint Group in Germany.

Note 15. Gains and Losses on Management of Other Assets

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Disposal gains and losses	78	28	20	28	83
Provision movements	(68)	(30)	26	(30)	(70)
Gains and losses on non-recurring transactions	(36)	(36)	(31)	(35)	(36)
TOTAL	**(26)**	**(38)**	**15**	**(37)**	**(23)**

In fiscal 2004 gains and losses on management of other assets include the €77 million dilution gain realized on the merger of the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries.

Provisions movements correspond mainly to a €58 million provision on Compass shares.

Gains and losses on non-recurring transactions include the €27 million cost of litigation involving the hotel business in France.

In fiscal 2005 disposal gains and losses include the €25 million gain on the disposal of Financière Courtepaille..

Provisions mainly consist of addition to provisions for €36 million for bad debt and releases of €12 million.

Gains and losses on non-recurring transactions include a €13 million payment to Dorint related to transactions presented in Note 2.E.

Fiscal 2006 disposal gains and losses mainly include the €15 million gain on the disposal of Casino Mandelieu, the €4 million loss on the disposal of Compass and the €5 million gain on the disposal of Accor's stake in Compagnie du Mont-Blanc.

In addition, a €6 million loss was recognized on the sale of part of the Group's interest in Club Méditerranée and a €5 million provision was recognized on the remaining 5.43% interest to be sold in the near future, based on a price of €40.8 (share price at December 2006) per share (see Note 2.A.2).

Note 16. Income Tax Expense

Note 16.1 Income tax expense for the period

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
Current tax	(134)	(193)	(266)	(200)	(144)
Prior year adjustment to current tax	-	-	-	-	-
SUB-TOTAL, CURRENT TAX	**(134)**	**(193)**	**(266)**	**(200)**	**(144)**
Deferred taxes (expense) income on new temporary differences and reversals of temporary differences arising in prior periods	(21)	78	-	78	(19)
Deferred taxes arising from changes in tax rates or tax laws	11	(2)	8	(2)	11
SUB-TOTAL, DEFERRED TAX	**(10)**	**76**	**8**	**76**	**(8)**
INCOME TAX EXPENSE EXCLUDING TAX ON THE PROFITS OF ASSOCIATES AND DISCONTINUED OPERATIONS	**(144)**	**(117)**	**(258)**	**(124)**	**(152)**
Tax on profits of associates	(6)	(14)	(7)	(15)	(6)
Tax on profits of discontinued operations	(8)	(7)	(8)	-	-
TAX OF THE PERIOD	**(158)**	**(138)**	**(273)**	**(139)**	**(158)**

Note 16.2. Effective tax rate

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
OPERATING PROFIT BEFORE TAX (A)	**384**	**458**	**688**	**488**	**408**
Non deductible impairment losses	36	22	18	22	39
Elimination of intercompany capital gains	(5)	(14)	2	(14)	(5)
Tax on share of profit (loss) of associates	6	14	7	15	6
Other	8	9	21	11	6
TOTAL PERMANENT DIFFERENCES (NON-DEDUCTIBLE EXPENSES) (B)	**45**	**31**	**48**	**34**	**46**
UNTAXED PROFIT AND PROFIT TAXED AT A REDUCED RATE(1)(C)	**(65)**	**(103)**	**(182)**	**(104)**	**(65)**
PROFIT TAXED AT STANDARD RATE (D)=(A)+(B)+(C)	**364**	**386**	**554**	**418**	**389**
Standard tax rate in France(e)	35.43%	34.93%	34.43%	34.93%	35.43%
TAX AT STANDARD FRENCH TAX RATE (F)=(D)X(E)	**(129)**	**(135)**	**(191)**	**(146)**	**(138)**
Effects on tax at standard French tax rate of:					
differences in foreign tax rates	15	20	17	20	15
unactivated tax losses for the period	(29)	(43)	(32)	(44)	(31)
utilization of tax loss carryforwards	3	10	32	12	6
changes in deferred tax rates	11	(2)	9	(2)	11
share of profit (loss) of associates	6	14	7	15	6
total TSDI tax(2)	-	64	-	64	-
provision for tax risks	-	-	(46)	-	-
other items	(9)	(16)	(24)	(14)	(11)
TOTAL EFFECTS ON TAX AT STANDARD FRENCH TAX RATE (G)	**(3)**	**47**	**(37)**	**51**	**(4)**
TAX AT NORMAL RATE (H)=(F)+(G)	**(132)**	**(88)**	**(228)**	**(95)**	**(142)**
TAX AT REDUCED RATE (I)	**(10)**	**(29)**	**(30)**	**(29)**	**(10)**
INCOME TAX EXPENSE (J)=(H)+(I)	**(142)**	**(117)**	**(258)**	**(124)**	**(152)**
Operating profit before tax taxed at standard rate	364	386	554	418	389
Income tax expense	(114)	(115)	(174)	(126)	(123)
GROUP EFFECTIVE TAX RATE	**31.3%**	**29.7%**	**31.4%**	**30.1%**	**31.6%**

(1) Mainly sales of real estate to Foncière des Murs in 2005 and 2006 (see Note 2.B.2)
Pre-tax profit for 2005 includes €107 million in capital gains qualifying for taxation at a reduced rate under the SIIC (REIT-style) tax regime of 16.5%. Pre-tax profit for 2006 includes €143 million in capital gains. The French capital gains qualify for taxation at a reduced rate under the SIIC (REIT-style) tax regime of 16.5% (€25 million).

(2) A change in the rules governing the deductibility of interest on perpetual subordinated notes has been introduced in France's 2006 Finance Act. As a result of this change in tax law, the following entries were recorded in 2005 in respect of the 1990 repackaged perpetual subordinated floating rate notes due December 27, 2005:

- income tax payable of €63 million;

- reversal of a deferred tax liability of €127 million This deferred tax liability has been recognised in equity at the date of transition to IFRSs.

The repackaged perpetual subordinated floating rate notes were repaid in full in December 2005.

Financial Statements

Note 16.3. Details of deferred tax (Balance Sheet)

(in € millions)	2004	2005	2006
Timing differences between company profit and taxable profit	129	152	137
Timing differences between consolidated profit and company profit[1]	81	190	78
Tax losses	69	45	82
SUB-TOTAL, DEFERRED TAX ASSETS	**279**	**387**	**297**
Timing differences between company profit and taxable profit	74	84	66
Timing differences between consolidated profit and company profit	238	230	179
SUB-TOTAL, DEFERRED TAX LIABILITIES	**312**	**314**	**245**
DEFERRED TAX, NET	**(33)**	**73**	**52**

(1) The change in timing differences between consolidated profit and company profit is primarily attributable to the reversal of deferred taxes on the repackaged perpetual subordinated floating rate notes for €127 million (See Note 16.2).

Note 16.4. Unrecognized deferred tax assets

Unrecognized deferred tax assets at December 31, 2006 amounted to €129 million (December 31, 2005: €171 million and December 31, 2004: €139 million).

Unrecognized deferred tax assets at December 31, 2006 will expire in the following periods if not utilized:

(in € millions)	Deductible temporary difference	Tax loss carryforward	Tax credits	Total
Y + 1	-	(8)	-	(8)
Y + 2	-	(2)	-	(2)
Y + 3	-	(2)	-	(2)
Y + 4	-	(3)	-	(3)
Y + 5 and beyond	(1)	(12)	-	(13)
Evergreen	(3)	(98)	-	(101)
DEFERRED TAX, NET	**(4)**	**(125)**	**-**	**(129)**

Note 17. Profit or Loss from Discontinued Operations

In accordance with IFRS 5, profit or loss from discontinued operations includes:

- The profit or loss of the period of discontinued operations; and
- The profit or loss recognised on the disposal of the assets constituting the discontinued operations.

In 2006, only Carlson Wagonlit Travel's sale (CWT) has been classified as discontinued operations (See Note 2.A.3). During previous years, no sale had been classified as discontinued operations.

Detail of profit or loss from discontinued operations (CWT) is as follows:

(in € millions)	2004	2005	2006
Profit or loss from discontinued operations before tax	24	30	22
Tax on Profit or loss from discontinued operation	(8)	(7)	(8)
Profit or loss recognised on the disposal of the assets constituing the discontinued operation	-	-	90
Tax on Profit or loss from discontinued operation	-	-	-
PROFIT OR LOSS FROM DISCONTINUED OPERATIONS	**16**	**23**	**104**

Detail of CWT consolidated income statement (including the profit recognised on the disposal) classified in profit or loss from discontinued operations in Accor consolidated Income Statements is as follows:

(in € millions)	2004	2005	2006
Revenue	463	486	244
Other operating revenue	-	-	-
CONSOLIDATED REVENUE	**463**	**486**	**244**
Operating expense	(390)	(406)	(200)
EBITDAR	**73**	**80**	**44**
Rental expense	(24)	(27)	(15)
EBITDA	49	53	29
Depreciation, amortization and provision expense	(16)	(16)	(6)
EBIT	33	36	23
Net financial expense	(1)	(2)	(1)
Share of profit of associates after tax	1	-	-
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS	**33**	**34**	**22**
Restructuring costs	(9)	(4)	-
Impairment losses	(3)	-	-
Gains and losses on management of hotel properties	-	(1)	-
Gains and losses on management of other assets	3	1	90
OPERATING PROFIT BEFORE TAX	**24**	**30**	**112**
Income tax expense	(8)	(7)	(8)
NET PROFIT FROM DISCONTINUED OPERATIONS	**16**	**23**	**104**

Note 18. Goodwill

(in € millions)	2004	2005	2006
Goodwill (gross value)	2,276	2,484	2,187
Less impairment losses and depreciation	(609)	(587)	(452)
GOODWILL, NET	**1,667**	**1,897**	**1,735**

(in € millions)	Notes	2004	2005	2006
Upscale and Midscale Hotels France		214	266	244
Motel 6		211	256	229
Hotels, Australia		188	190	202
Casinos (Accor Casinos, SHCD and Groupe Lucien Barrière SAS)		141	161	156
Red Roof Inns		145	168	150
Services, Brazil	2.F.3	-	-	122
Food Business, Brazil	2.F.3	-	-	29
Economy Hotels (excluding Motel 6 and Red Roof Inns)		94	87	87
Go Voyages	45	46	57	-
Hotels, Asia		43	50	44
Services, Italy	2.F.1	-	-	35
Services, USA	2.F.1	-	8	35
Services, United Kingdom		24	35	34
Services, Romania		8	31	34
Hotels, Italy		33	33	33
Services, Mexico		30	35	31
Hotels, Hungary		25	26	25
Lenôtre		11	23	24
Hotels, Egypt		19	24	24
Hotels, Netherlands		19	21	21
Services, Sweden		14	20	22
Services, Argentina		10	11	10
Hotels, Switzerland		-	9	9
Services, Venezuela		8	8	7
Travel Agencies	2.A.3	245	251	-
Other *(less than €6 millions)*		139	127	128
GOODWILL, NET		**1,667**	**1,897**	**1,735**

Changes in the carrying amount of goodwill over the period were as follows:

(in € millions)	Notes	2004	2005	2006
CARRYING AMOUNT AT BEGINNING OF PERIOD		**1,580**	**1,667**	**1,897**
GOODWILL RECOGNIZED ON ACQUISITIONS FOR THE PERIOD AND OTHER INCREASES		**110**	**137**	**277**
Upscale and Midscale Hotels France		-	48	-
Economy Hotels (excluding Motel 6 and Red Roof Inns)		-	-	6
Time-Share Business, Australia		-	-	19
Groupe Lucien Barrière SAS		-	20	1
Services, Italy (Serial)		-	-	35
Services, Brazil - Acquisition of Minority Interests	2.F.3	-	-	124
Food Business, Brazil - Acquisition of Minority Interests	2.F.3	-	-	27
Hotels, Brazil - Acquisition of Minority Interests	2.F.3	-	-	9
Services, Romania (Acquisition of 30% of Hungastro)		2	18	3
Services, USA (Acquisition of Commuter Check Services - Transit Vouchers)		-	-	27
Other acquisitions of Services		14	14	12
Lenôtre (Acquisition of 9 stores)		-	12	-
Go Voyages		4	11	7
Hotels, Switzerland		-	7	-
Carlson Wagon Lit Business (Martiz and Protravel)		66	1	-
Services, United Kingdom (Acquisition of 1.7% of Capital Incentive)		24	-	1
Other		-	6	6
DISPOSALS		**(2)**	**(4)**	**(8)**
IMPAIRMENT LOSSES		**(25)**	**(12)**	**(28)**
TRANSLATION ADJUSTMENT		**(41)**	**97**	**(63)**
RECLASSIFICATIONS ON PROPERTY, PLANT AND EQUIPMENT		-	-	**(25)**
RECLASSIFICATIONS ON ASSETS HELD FOR SALE		-	-	**(318)**
OTHER RECLASSIFICATIONS AND MOVEMENTS		**45**	**12**	**3**
CARRYING AMOUNT AT END OF PERIOD		**1,667**	**1,897**	**1,735**

Note 19. Intangible Assets

(in € millions)	2004	2005	2006
GROSS VALUE			
Motel 6 brand(1)	147	170	153
Red Roof Inns brand(1)	88	102	91
Other brands and networks	23	23	30
Licenses, softwares	210	212	162
Other intangible assets	124	174	167
TOTAL INTANGIBLE ASSETS AT COST	**592**	**681**	**603**
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES			
Licenses, softwares	(110)	(139)	(116)
Other intangible assets	(82)	(105)	(97)
TOTAL ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES	**(192)**	**(244)**	**(213)**
INTANGIBLE ASSETS, NET	**400**	**437**	**390**

(1) The decrease in value of the Motel 6 and Red Roof Inns brands in 2006 is due to the change in the dollar/euro exchange rate (1.1797 at December 31, 2005 versus 1.3170 at December 31, 2006).

Changes in the carrying amount of intangible assets over the period were as follows:

(in € millions)	2004	2005	2006
CARRYING AMOUNT AT BEGINNING OF PERIOD	**428**	**400**	**437**
Additions	4	2	8
Internally-generated assets	15	21	23
Intangible assets of newly consolidated companies	5	5	13
Amortization for the period	(32)	(41)	(35)
Impairment losses for the period	-	-	(3)
Disposals	(6)	(2)	(4)
Translation adjustment	(22)	50	(33)
Reclassifications	8	2	(16)
CARRYING AMOUNT AT END OF PERIOD	**400**	**437**	**390**

The following intangible assets are considered as having an indefinite useful life:

(in € millions)	2004	2005	2006
Motel 6 brand	147	170	153
Red Roof Inns brand	88	102	91
Other brands	23	23	30
CARRYING AMOUNT AT END OF PERIOD	**258**	**295**	**274**

The above brands and lease premiums have been qualified as having an indefinite useful life because the Group considers that there is no foreseeable limit to the period in which they can be used.

At December 31, 2005, no contracts had been signed for the purchase of intangible assets.

At December 31, 2006, contracts totalling €5 million had been signed for the purchase of intangible assets. They are not recognised in the balance sheet.

Note 20. Property, Plant and Equipment

Note 20.1 Property, plant and equipment by nature

(in € millions)	2004	2005	2006
Land	522	527	471
Buildings	2,644	2,544	2,268
Fixtures	1,777	1,955	1,949
Equipment and furniture	1,525	1,666	1,471
Constructions in progress	179	268	204
PROPERTY, PLANT AND EQUIPMENT, AT COST	**6,647**	**6,960**	**6,363**

(in € millions)	2004	2005	2006
Buildings	(929)	(817)	(774)
Fixtures	(949)	(1,021)	(999)
Equipment and furniture	(982)	(1,096)	(938)
Constructions in progress	(7)	(5)	(5)
TOTAL OF DEPRECIATION	**(2,867)**	**(2,939)**	**(2,716)**
Land	(7)	(7)	(8)
Buildings	(56)	(118)	(97)
Fixtures	-	-	(25)
Equipment and furniture	-	-	(8)
Constructions in progress	-	(5)	(3)
TOTAL OF IMPAIRMENT LOSSES (SEE NOTE 13)	**(63)**	**(130)**	**(141)**
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES	**(2,930)**	**(3,069)**	**(2,857)**

(in € millions)	2004	2005	2006
Land	515	520	463
Buildings	1,659	1,609	1,397
Fixtures	828	934	925
Equipment and furniture	543	570	525
Constructions in progress	172	258	196
PROPERTY, PLANT AND EQUIPMENT, NET	**3,717**	**3,891**	**3,506**

Financial Statements

Changes in the carrying amount of property, plant and equipment during the period were as follows:

(in € millions)	2004	2005	2006
NET CARRYING AMOUNT AT BEGINNING OF PERIOD	**3,914**	**3,717**	**3,891**
Property, plant and equipment of newly acquired companies	19	159	15
Capital expenditure	463	601	660
Disposals	(205)	(129)	(391)
Depreciation for the period	(383)	(392)	(386)
Impairment losses for the period	(5)	(86)	(3)
Translation adjustment	(72)	198	(132)
Reclassifications on assets held for sales (see Note 31)	-	(260)	(188)
Other reclassifications	(14)	83	40
NET CARRYING AMOUNT AT END OF PERIOD	**3,717**	**3,891**	**3,506**

At December 31, 2006, contracts totalling €176 million had been signed for the purchase of property, plant and equipment. They are not recognised in the balance sheet. At December 31, 2005, contracts totalized €149 million.

In addition, under the Foncière des Murs transactions (see Note 2 B.2), Accor is committed to carrying out €94 million worth of work over the period 2005-2009, out of a total €230 million program of which €136 million will be financed by Foncière des Murs.

At December 2006, €43 million worth of work was carried out by the Group. Under the terms of the leases with Foncière des Murs, the Group is required to pay the cost of maintaining the hotels over the period from January 1, 2009 to the first possible lease termination date (July 1, 2017). The costs to be paid by the Group may not represent less than a certain percentage of the hotels' revenues (4% for Ibis & Etap Hotel, 3.5% for Novotel & Sofitel, and 3% or 3.5% for Mercure).

Borrowing costs included in the carrying amount of property, plant and equipment at December 31, 2006 came to €6 million (€6 million at December 2005). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.72% (Group average borrowing cost at December 31, 2005).

Note 20.2 Finance leases

At December 31, 2006, the carrying amount of finance leases recognized in the balance sheet in net value was €130 million (December 31, 2005: €262 million), as follows:

(in € millions)	2004	2005	2006
Land	66	43	27
Buildings	299	234	168
Fixtures	107	108	66
Equipment and furniture	53	58	29
PROPERTY, PLANT AND EQUIPMENT, AT COST	**525**	**443**	**290**
Accumulated depreciation and impairment losses	(215)	(181)	(160)
PROPERTY, PLANT AND EQUIPMENT, NET	**310**	**262**	**130**

The decrease in finance leases stemmed primarily from the exercise of a large number of purchase options under a program implemented in France, leading to €78 million worth of assets being reclassified as property, plant and equipment owned outright. In addition, the asset refinancing project launched in Germany led to a €17 million reduction (see Note 31).

Finance lease liabilities can be analyzed as follows by maturity:

(in € millions)	Debt Non Discounted
2006	207
2007	184
2008	165
2009	156
2010	147
2011	136
2012	119
2013	99
2014	85
2015	78
2016	70
2017	60
2018	47
2019	39
> 2020	27

Note 21. Long-Term Loans

(in € millions)	2004	2005	2006
Gross value	367	306	305
Accumulated impairment losses	(38)	(18)	(36)
LONG-TERM LOANS, NET	**329**	**288**	**269**

(in € millions)	2004	2005	2006
Hotels, Asia-Pacific(1)	72	75	126
Hotels, Germany(2)	35	35	13
Colony Capital(3)	27	33	-
Hotels, Netherlands	28	28	28
Hotels, United States/Canada	22	27	23
Hotels, United Kingdom	27	27	28
Front de Seine Participations (Novotel Paris Tour Eiffel)	23	25	26
ABC (Demeure/ Libertel hotels)(4)	23	-	-
Orbis(5)	14	-	-
Financière Courtepaille(6)	9	-	-
Other	49	38	25
TOTAL	**329**	**288**	**269**

(1) Loans to hotels in the Asia-Pacific region mainly include loan:

- *to Tahl (an Australian property company) for €59 million at December 31, 2006 (December 31, 2005: €65 million);*
- *by the Australian time share company to private buyers of timeshares (December 31, 2006: €54 million) following the buy-out in 2006 of the remaining 50% stake in the company.*

(2) In connection with the acquisition of Dorint AG, the Group made a €35 million loan to Dr. Ebertz, repayable no later than December 31, 2010 (see note 2.E). At December 2006, this loan amounted to €41 million (gross value) and to €13 million (net value).

(3) At the time of sale of 50% of Accor Casinos, Accor made an €80 million loan to Colony Capital. Interest on the loan has been capitalized and will be paid when the loan falls due (see Note 2.G). In 2004, Colony Capital repaid part of the loan (€65 million) in connection with the merger between Accor Casinos and Groupe Lucien Barrière (see Note 2.G). In February 2006, this loan was repaid before its expiration date.

(4) In December 1999, Accor acquired the hotel business of CGIS, a subsidiary of Vivendi, in partnership with two US investment funds. The portfolio consisted of 41 Libertel hotels and 8 Sofitel Demeure hotels representing a combined total of 3,240 rooms. At December 31, 2005, all the hotels had been sold and the acquisition debt had been repaid.

(5) In connection with the sale of 3 Novotel hotels and 8 Ibis hotels, for a total of €64 million, the Group made in year 2003 a €14 million loan to the buyer which was repaid in 2005.

(6) The €9 million loan to Financière Courtepaille was repaid in 2005 in full at the time of sale of the Group's interest in this company.

Note 22. Investments in Associates

(in € millions)	2004	2005	2006
Club Méditerranée (Note 2.A.2)(1)	309	317	-
Orbis (Hotels, Poland)(2)	132	164	178
Accor Asia-Pacific subsidiaries	39	46	55
Moroccan investment fund (RISMA)(3)	16	28	32
Sofitel Hotels, US (25%) (Note 2.B.1)(4)	-	-	14
Dorint (Hotels, Germany) (Note 2.E)(5)	25	24	(2)
Egyptian investment fund	10	13	11
Société Hôtelière Paris Les Halles(6)	7	9	9
Tunisian investment fund (STI)(7)	9	8	6
Sofitel London St James (Hotels, United Kingdom)	3	3	4
Front de Seine Participations(8)	0	0	0
Other	48	28	19
TOTAL	**598**	**640**	**326**

(1) Key figures for Club Méditerranée are as follows:

Club Méditerranée

(in € millions)	2004	2005	2006
Revenue	N/A	1,590	N/A
Net profit (loss)*	N/A	4	N/A
Net cash/(Net debt)	(390)	(240)	N/A
Equity**	744	749	N/A
Market capitalization	673	761	N/A
Total assets	1,482	1,379	N/A
% interest held	28.93%	28.93%	11.43%

* *After adjustments recorded on first-time consolidation of Club Méditerranée in the Accor Group accounts (see Note 2.A.2).*

** *IFRS Club Méditerranée's reported equity at October 31, 2005 was €525 million. The difference between this amount and the equity figure shown in the above table at December 31, 2005 corresponds primarily to fair value adjustments to property, plant and equipment and the valuation of the brand. Following the sale of part of the Group's interest in Club Méditerranée in 2006, this company was removed from the scope of consolidation during the year.*

(2) Key figures for Orbis are as follows:

Orbis (Hotels, Poland)

(in € millions)	2004	2005	2006
Revenue	211	248	275
Net profit (loss)	12	29	35
Net cash/(Net debt)	(49)	(51)	(54)
Equity	308	352	379
Market capitalization	281	394	759
Total assets	444	560	593
% interest held	35.58%	40.58%	40.58%

Since 2005 figures are IFRS compliant.

(3) Key figures for the hotel investment fund in Morocco (Risma) are as follows:

Risma (Moroccan investment fund)

(in € millions)	2004	2005	2006
Revenue	44	57	68
Net profit (loss)	(2)	4	3
Net cash/(Net debt)	(55)	(50)	(34)
Equity	34	56	89
Market capitalization	N/A	N/A	240
Total assets	110	137	166
% interest held	45.29%	48.25%	34.92%

(4) Key figures for Sofitel Hotels, US are as follows:

Sofitel Hotels US

(in € millions)	2004	2005	2006
Revenue	N/A	N/A	75
Net profit (loss)	N/A	N/A	3
Net cash/(Net debt)	N/A	N/A	(223)
Equity	N/A	N/A	57
Market capitalization	N/A	N/A	N/A
Total assets	N/A	N/A	309
% interest held	N/A	N/A	25.00%

(5) Key figures for Dorint AG are as follows:

Dorint

(in € millions)	2004	2005	2006
Revenue	498	566	586
Net profit (loss)*	(28)	(26)	(23)
Net cash/(Net debt)	(35)	(54)	(32)
Equity*	(72)	(26)	(96)
Market capitalization	N/A	N/A	N/A
Total assets	169	189	163
% interest held	26.01%	29.08%	34.35%

* *After adjustments recorded on first-time consolidation of Dorint, in the Accor Group accounts under IFRS (see Note 2.E).*

(6) Key figures for Société Hôtelière Paris les Halles are as follows:

Société Hôtelière Paris Les Halles

(in € millions)	2004	2005	2006
Revenue	57	58	64
Net profit (loss)	1	6	6
Net cash/(Net debt)	(91)	(93)	(88)
Equity	9	13	15
Market capitalization	N/A	N/A	N/A
Total assets	125	132	131
% interest held	31.19%	31.19%	31.19%

(7) Key figures for the hotel investment fund in Tunisia (Tanit) are as follows:

Tunisian investment fund

(in € millions)	2004	2005	2006
Revenue	17	19	21
Net profit (loss)	(2)	(1)	(4)
Net cash/(Net debt)	9	5	(5)
Equity	25	23	18
Market capitalization	N/A	N/A	N/A
Total assets	30	29	30
% interest held	37.50%	37.50%	37.50%

(8) Key figures for Front de Seine Participation, owner of the Novotel Tour Eiffel, are as follows:

Front de Seine Participations (Novotel Tour Eiffel)

(in € millions)	2004	2005	2006
Revenue	35	38	44
Net profit (loss)	(3)	0	2
Net cash/(Net debt)	(113)	(106)	(99)
Equity	(2)	(2)	-
Market capitalization	N/A	N/A	N/A
Total assets	127	120	119
% interest held	40.00%	40.00%	40.00%

Note 23. Other Financial Investments

(in € millions)	2004	2005	2006
Investments in non-consolidated companies	315	307	192
Deposits	109	124	98
OTHER FINANCIAL INVESTMENTS, AT COST	**424**	**431**	**290**
Accumulated impairment losses	(131)	(147)	(46)
OTHER FINANCIAL INVESTMENTS, NET	**293**	**284**	**244**

Other financial investments break down as follows:

(in € millions)	2004	2005	2006
Compass Group[1]	107	99	-
Club Meditérranée[2]	-	-	90
Other investments and deposits	186	185	154
OTHER FINANCIAL INVESTMENTS, NET	**293**	**284**	**244**

(1) Accor held 30,706,882 Compass shares acquired at a cost of €204 million. All the shares have been sold during the period for a total amount of €95 million, carrying out a loss of €4 million (See Note 2.A.1).

(2) At December 31, 2006, 2,212,349 Club Med shares, relative to 11.43% of share capital have been reclassified in "non consolidated financial investments" for a value of €90 million (See Note 2.A.2).

Note 24. Receivables and Payables

Note 24.1 Detail of trade receivables with gross value and provision

(in € millions)	2004	2005	2006
Gross value	1,342	1,575	1,356
Provisions	(70)	(67)	(48)
NET	**1,272**	**1,508**	**1,308**

Note 24.2 Details of other receivables and accruals

(in € millions)	2004	2005	2006
Recoverable VAT	208	207	207
Prepaid wages and salaries and payroll taxes	7	9	10
Other prepaid and recoverable taxes	21	97	57
Other receivables	264	287	257
Other prepaid expenses	141	194	216
OTHER RECEIVABLES AND ACCRUALS, AT COST	**641**	**794**	**747**
PROVISIONS	**(13)**	**(24)**	**(20)**
OTHER RECEIVABLES AND ACCRUALS, NET	**628**	**770**	**727**

Note 24.3 Details of other payables

(in € millions)	2004	2005	2006
VAT payable	94	102	104
Wages and salaries and payroll taxes payable	420	497	479
Other taxes payable	99	157	171
Other payables	301	289	328
Deferred income	314	415	340
OTHER PAYABLES	**1,228**	**1,460**	**1,422**

Note 24.4 Analysis of other receivables / payables

(in € millions)	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years	2006	2005	2004
Inventories	64	-	-	64	64	69
Trade receivables	1,279	29	-	1,308	1,508	1,272
Recoverable VAT	153	54	-	207	207	208
Prepaid payroll taxes	10	-	-	10	9	7
Other prepaid and recoverable taxes	19	38	-	57	97	21
Other receivables	217	18	2	237	263	251
CURRENT ASSETS	**1,742**	**139**	**2**	**1,883**	**2,148**	**1,828**
Trade payables	596	1	2	599	849	760
VAT payable	104	-	-	104	102	94
Wages and salaries and payroll taxes payable	447	28	4	479	497	420
Other taxes payable	170	1	-	171	157	99
Other payables	326	3	-	328	289	301
CURRENT LIABILITIES	**1,643**	**33**	**6**	**1,681**	**1,894**	**1,674**

Note 25. Potential Ordinary Shares

Note 25.1. Number of potential shares

At December 31, 2006, the Company's share capital was made up of 212,409,741 ordinary shares. The average number of ordinary shares outstanding during the period was 224,737,748.

In addition, employee stock options exercisable for 9,049,919 ordinary shares, representing 4.26% of the capital, were outstanding at December 31, 2006, as follows:

- 66,378 stock options exercisable at a price of €33.95 per share (Plan 2);
- 364,391 stock options exercisable at a price of €37.00 per share (Plan 3);
- 617,515 stock options (stock savings warrants) exercisable at a price of €43.40 per share (Plan 4);
- 906,995 stock options exercisable at a price of €40.58 per share (Plan 5);
- 2,161,413 stock options exercisable at a price of €37.77 per share (Plan 6);
- 90,196 stock options (stock savings warrants) exercisable at a price of €39.10 per share (Plan 7);
- 116,700 stock options exercisable at a price of €31.83 per share (Plan 8);
- 1,461,200 stock options exercisable at a price of €35.68 per share (Plan 9);
- 88,131 stock options (stock savings warrants) exercisable at a price of €33.94 per share (Plan 10);
- 1,283,450 stock options exercisable at a price of €32.42 per share (Plan 11);

- 1,229,700 stock options exercisable at a price of €46.15 per share (Plan 12);
- 663,850 stock options exercisable at a price of €49.10 per share (Plan 13).

In addition, a total of 18,719,772 convertible/exchangeable bonds (OCEANE) have been issued in 2002 and 2003. The terms of the bond issue are described in Note 28. If all the bonds were to be converted, this would result in the issue of 18,719,772 new shares. During 2006, 2,648,988 bonds were converted into new shares and 978,731 bonds were exchanged into existing shares, reducing the number of potential shares to 6,171,062. On January 1, 2007, 3,415,391 convertible/exchangeable bonds were redeemed.

In May 2005, Accor issued 116,279 convertible bonds and 128,205 notes redeemable for Accor shares (equity notes) (ORA) representing 24,448,400 potential shares. The terms of the issues are described in Notes 26 and 28.

Lastly, during 2006, Accor announced a share buyback program (see Note 2.D). At December 31, 2006, Accor bought back a total of 10,657,188 shares of which 10,324,607 have been cancelled.

Conversion of all of the potential shares presented above, not included OCEANE issued in 2002 that were redeemed on January 1, 2007 (see Note 28), would have the effect of increasing the number of shares outstanding to 247,895,150.

Note 25.2. Diluted earnings per share

Based on the above number of potential shares and the average Accor share price for 2006 of €50.71, the diluted weighted average number of shares outstanding in 2006 was 243,998,305. Diluted earnings per share were therefore calculated as follows:

(in € millions)	2004	2005	2006
Net profit, Group share	233	333	501
Adjustment for OCEANE convertible bonds(1)	21	44	28
ADJUSTED NET PROFIT, GROUP SHARE	**254**	**377**	**529**
Weighted average number of ordinary shares *(in thousands)*	199,126	214,783	224,738
Number of shares resulting from the exercise of stock options	106	1,051	2,367
Number of shares resulting from the conversion of OCEANES	25,551	33,020	16,894
Fully diluted weighted average number of shares *(in thousands)*	224,782	248,853	243,998
DILUTED EARNINGS PER SHARE	**1.13**	**1.51**	**2.17**

Restated adjustments to the 2005 and 2004 annual income statements had no impact on diluted earnings per share for the two periods.

(1) The adjustment for OCEANE convertible bonds breaks down as follows:

(in € millions)	2004	2005	2006
Cancellation of interest expense on OCEANE convertible bonds, net of tax	12	38	25
Cancellation of redemption premiums on OCEANE convertible bonds, net of tax	9	6	3
TOTAL	**21**	**44**	**28**

The following instruments that may have a dilutive impact on basic earnings per share in the future have not been included in the calculation of diluted earnings per share because they did not have a dilutive effect on 2006:

- 3,415,391 convertible/exchangeable bonds (OCEANE) that have been issued at a price of €166.89, in April 2002 and redeemable in three instalments as described in Note 28;
- 1,229,700 stock options at a price of €46.15 exercisable from January 10, 2010 until January 9, 2013 (Plan 12);
- 663,850 stock options at a price of €49.10 exercisable from March 25, 2010 until March 24, 2013 (Plan 13).

On this basis, the diluted earnings per share is the following: €2.17.

Financial Statements

Note 25.3. Share-based payments

Stock option plans

Description of the main plans

The following table summarizes the characteristics of stock options outstanding at December 31, 2006, as well as of options that were cancelled or expired during the period.

	Grant date	Life of plan	Number of options granted	Option exercised date	Number of grantees	Exercise price	Cash-settled or equity-settled
Plan 1	January 7, 1998	8 years	1,378,950	from 15/07/02 until 7/01/06	228	€32.47	Equity-settled
Plan 2	January 6, 1999	8 years	581,525	from 6/01/04 until 6/01/07	639	€33.95	Equity-settled
Plan 3	March 30, 2000	8 years	690,125	from 30/03/05 until 30/03/08	809	€37.00	Equity-settled
Plan 4	December 22, 2000	7 years	757,322	from 22/12/03 until 22/12/07	15,725	€43.40	Equity-settled
Plan 5	January 4, 2001	8 years	1,957,000	from 4/01/04 until 4/01/09	32	€40.58	Equity-settled
Plan 6	January 8, 2002	8 years	3,438,840	from 8/01/05 until 8/01/10	2,032	€37.77	Equity-settled
Plan 7	July 12, 2002	7 years	104,361	from 12/07/05 until 12/07/09	3,890	€39.10	Equity-settled
Plan 8	January 3, 2003	8 years	148,900	from 4/01/06 until 3/01/11	67	€31.83	Equity-settled
Plan 9	January 7, 2004	8 years	1,482,900	from 8/01/07 until 7/01/12	1,517	€35.68	Equity-settled
Plan 10	July 9, 2004	8 years	88,131	from 9/07/07 until 9/07/12	3,390	€33.94	Equity-settled
Plan 11	January 12, 2005	7 years	1,298,950	from 13/01/09 until 12/01/12	903	€32.42	Equity-settled
Plan 12	January 9, 2006	7 years	1,231,200	from 10/01/10 until 09/01/13	191	€46.15	Equity-settled
Plan 13	March 24, 2006	7 years	666,950	from 25/03/10 until 24/03/13	818	€49.10	Equity-settled

Changes in outstanding stock options during the 2004, 2005 and 2006 are as follows:

	2004		2005		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
OPTIONS OUTSTANDING AT BEGINNING OF PERIOD	**9,115,023**	**€37.46**	**10,591,554**	**€37.36**	**10,174,625**	**€37.36**
Options granted	1,571,031	€35.58	1,298,950	€32.42	1,898,150	€47.19
Options cancelled or expired	-	-	(81,600)	€39.77	(203,275)	€35.81
Options exercised	(94,500)	€17.18	(1,634,279)	€33.34	(2,819,581)	€38.35
OPTIONS OUTSTANDING AT END OF PERIOD	**10,591,554**	**€37.36**	**10,174,625**	**€37.36**	**9,049,919**	**€39.15**
OPTIONS EXERCISABLE AT END OF PERIOD	**4,638,297**	**€37.86**	**7,156,144**	**€38.76**	**4,323,588**	**€38.91**

Outstanding options at December 31, 2006 are as follows:

	Exercise price	Number of outstanding options	Remaining life of the options
Plan 2	€33.95	66,378	6 days
Plan 3	€37.00	364,391	1.3 year
Plan 4	€43.40	617,515	1 year
Plan 5	€40.58	906,995	2 years
Plan 6	€37.77	2,161,413	3 years
Plan 7	€39.10	90,196	2.5 years
Plan 8	€31.83	116,700	4 years
Plan 9	€35.68	1,461,200	5 years
Plan 10	€33.94	88,131	5.5 years
Plan 11	€32.42	1,283,450	5 years
Plan 12	€46.15	1,229,700	6 years
Plan 13	€49.10	663,850	6.2 years

Fair value of options

IFRS 2 requires the recognition in the accounts of equity-settled stock options granted after November 7, 2002 that had not yet vested at January 1, 2005.

In the case of the Accor Group, IFRS 2 applies to options granted under six plans set up from 2003 to 2006.

The fair value of these options at the grant date has been determined using the Black & Scholes option-pricing model.

The main data and assumptions used for the fair value calculations are as follows:

	Plan 8	Plan 9	Plan 10	Plan 11	Plan 12	Plan 13
Accor share price at the option grant date	€30.50	€35.18	€33.71	€31.64	€49.80	€48.30
Option exercise price	€31.83	€35.68	€33.94	€32.42	€46.15	€49.10
Expected volatility*	39.58%	39.68%	39.18%	37.64%	35.36%	34.60%
Life of the options	8 years	8 years	8 years	7 years	7 years	7 years
Expected share yield**	3.54%	3.44%	3.55%	2.94%	3.13%	3.74%
Fair value of options***	€8.91	€10.52	€10.07	€8.48	€14.11	€12.57

* *Weighted volatility based on exercise periods*
** *Expected share yield based on exercise periods*
*** *Fair value of options based on exercise periods*

The dividend rate used to measure the fair value of options is 3.03% for plans 8, 9, 10 and 3.22% for plans 11, 12 and 13.

Maturities of stock options

The Group has decided to base the exercise dates of stock options under these plans on observed exercise dates under previous plans. The same principle has been applied to all plans, as follows:

- 35% of options exercised after 4 years;
- 20% of options exercised after 5 years;
- 35% of options exercised after 6 years;
- 5% of options exercised after 7 years – 10% for plan 11, 12 and 13;
- 5% of options exercised after 8 years.

The cost of the plans has been determined using the Black & Scholes option-pricing models, based on maturities corresponding to the options' expected lives.

Share price volatility

The Group has chosen to apply a volatility rate calculated by reference to historical data for the eight years preceding the grant date. Different volatility rates have been applied, calculated from granted date, to each maturity as presented above.

Financial Statements

Cost of share-based payments recognized in the accounts

The total cost recognized in employee benefits expense in respect of share-based payments amounted to €14 million at December 31, 2006 (December 31, 2005: €9 million and December 31, 2004: €6 million).

Note 26. Fair Value Adjustments on Financial Instruments Reserve

(in € millions)	**2004**	**2005**	**2006**
OCEANE convertible bonds(1)	125	104	88
Equity notes(2)	-	441	433
Mutual fund unit	-	3	2
Interest rate and currency swaps	-	(1)	1
IMPACT ON EQUITY	**125**	**547**	**524**

(1) Changes in fair value of financial instruments recognized in equity correspond to the recognition of the equity component of OCEANE convertible bonds (see Note 28).

Initially, the equity component of the €570 million 2002 OCEANE convertible bond issue amounted to €50 million and that of the €616 million 2003 OCEANE convertible bond issue amounted to €75 million.

In 2005, 8,920,986 bonds related to OCEANE 2003 were converted. Moreover, during 2006, 3,627,691 bonds related to OCEANE 2003 and 33 bonds related to OCEANE 2002 were converted (see Note 28).

(2) Fair value adjustment on financial instruments reserve includes the €433 million equity component of the issue on May 18, 2005 of 128,205 notes redeemable for Accor shares (equity notes) at a price of €3,900.

The €500 million issue was underwritten by ColTime SARL. Interest (4.50%) on the notes is payable quarterly in arrears. The notes will be redeemed for shares on May 18, 2008 on the basis of 100 Accor shares per note. Note holders may present the notes for redemption from January 1, 2007 on the same basis.

The equity component of issue by Accor of notes is recognized under "Fair value adjustments on financial instruments reserve" in accordance with Group accounting policy (see Note 1.N).

Note 27. Minority interests

(in € millions)	
AT DECEMBER 31, 2003	**86**
Minority interests in profit for the period	23
Dividends paid to minority interests	(20)
Translation adjustment	(2)
Changes in scope of consolidation	(17)
AT DECEMBER 31, 2004	**70**
Minority interests in profit for the period	31
Dividends paid to minority interests	(21)
Translation adjustment	8
Changes in scope of consolidation	7
AT DECEMBER 31, 2005	**95**
Minority interests in profit for the period	33
Dividends paid to minority interests	(28)
Translation adjustment	(3)
Changes in scope of consolidation(1)	(31)
AT DECEMBER 31, 2006	**66**

(1) Changes in minority interests correspond mainly to the buyout of minority interests in Brazil (see Note 2.F.3).

Note 28. Convertible or Exchangeable Bonds (OCEANE)

2002 OCEANE bonds convertible or exchangeable for new or existing Accor shares (see Note 25)

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments, as follows:

- On January 1, 2005, at a price of €58.86 representing a premium of 105.81% on one-third of the bonds' nominal value;
- On January 1, 2006, at a price of €60.14 representing a premium of 108.11% on one-third of the bonds' nominal value;
- On January 1, 2007, at a price of €61.47 representing a premium of 110.50% on one-third of the bonds' nominal value.

In each case, the redemption price of one-third of the bond's value plus the premium represents an annual yield to maturity from the issue date of 3.125%.

Bond holders may convert or exchange their bonds for shares since May 3, 2002 as follows:

- Between May 3, 2002 and the seventh business day preceding January 1, 2005, at the rate of three Accor shares per bond;
- Between the seventh business day preceding January 1, 2005 and the seventh business day preceding January 1, 2006, at the rate of two Accor shares per bond;
- Between the seventh business day preceding January 1, 2006 and the seventh business day preceding January 1, 2007, at the rate of one Accor share per bond.

On January 1, 2005, the first tranche was redeemed for a total of €201 million or €58.86 per bond.
On January 1, 2006, the second tranche was redeemed for a total of €205 million or €60.14 per bond.
On January 1, 2007, the third tranche was redeemed for a total of €210 million or €61.47 per bond.

In 2006, five bonds were converted into new shares and 28 bonds were exchangeable into shares. As of December 31, 2006, 3,415,391 bonds were outstanding. The bonds was totally redeemed in January, 2007.

2003 OCEANE bonds convertible or exchangeable for new or existing Accor shares (see Note 25)

On October 24, 2003, Accor issued 15,304,348 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €40.25. The aggregate nominal value of the issue was €616 million and the interest rate is 1.75%. Interest is payable annually in arrears, on January 1.

Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008.

Bond holders may convert or exchange their bonds for shares since October 24, 2003 on the basis of one Accor share per bond.

Accor has an early conversion option, exercisable from February 1, 2005, if the Accor share price is more than 110% higher than the issue price (i.e. €44.27) for 20 consecutive days.

In 2005, 8,920,986 bonds were converted into new shares, leading to the issuance of shares with an aggregate par value of €332 million. As of December 31, 2005, 6,383,362 bonds were outstanding.

In 2006, 2,648,988 bonds were converted into new shares and 978,703 bonds were exchangeable into shares, leading to the issuance of shares with an aggregate par value of €146 million. As of December 31, 2006, 2,755,671 bonds were outstanding.

2005 convertible bonds (see Note 2.C)

On May 18, 2005, Accor issued 116,279 convertible bonds at a price of €4,300. The €500 million issue was underwritten by ColTime SARL. Interest on the bonds is payable quarterly in arrears with a 3.25% actuarial rate.

Unconverted bonds will be redeemed at par (€4,300 per bond) on May 18, 2010. Bond holders may convert their bonds from January 1, 2007 on the basis of 100 Accor shares per bond.

Note 29. Debt by Currency and Maturity

Note 29. A. Long and short-term debt

Long and short-term debt at December 31, 2006 breaks down as follows by currency and interest rate after hedging transactions:

(in € millions)	2004	Effective rate 2004 %	2005	Effective rate 2005 %	2006	Effective rate 2006 %
EUR	2,583	4.59	2,311	4.50	798	4.39
USD	495	6.10	560	5.07	381	5.24
AUD	114	6.41	116	6.62	101	7.69
Other currencies[1]	114	6.18	137	5.37	134	4.32
LONG AND SHORT-TERM BORROWINGS	**3,306**	**4.93**	**3,124**	**4.72**	**1,414**	**4.85**
Long and short-term finance lease liabilities	370	-	388	-	207	-
Purchase commitments	90	-	119	-	62	-
Changes in fair value of financial liabilities	37	-	12	-	-	-
Liability derivatives	23	-	13	-	1	-
Other short-term financial liabilities and bank overdrafts	173	-	189	-	135	-
LONG AND SHORT-TERM DEBT	**3,999**	-	**3,845**	-	**1,819**	-

(1) Including about CHF €50million, SGD €11 million, CNY €9 million as at December 31, 2006.

At December 31, 2006, derivative instruments recorded in assets and held as hedges of debt amounted to €10 million.

(in € millions)	2004	2005	2006
Long-term debt	3,545	1,873	1,309
Short-term debt	454	1,972	510
TOTAL LONG AND SHORT-TERM DEBT	**3,999**	**3,845**	**1,819**

Note 29. B. Maturities of debt

At December 31, 2006, maturities of debt were as follows:

(in € millions)	2004	2005	2006
Year Y+1	454	1,972	510
Year Y+2	1,948	462	741
Year Y+3	287	929	216
Year Y+4	703	157	65
Year Y+5	444	57	89
Year Y+6	33	68	35
Beyond	130	200	163
TOTAL LONG AND SHORT-TERM DEBT	**3,999**	**3,845**	**1,819**

In the above presentation, all derivatives are classified as short-term. The breakdown of interest rate and currency hedging instruments by maturity is disclosed in Note 29.E on Financial instruments.

At December 31, 2006, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,028 million, expiring between February 2008 and October 2009.

Note 29. C. Long and short-term debt before and after hedging

At December 31, 2006, long and short-term debt breaks down as follows before hedging transactions:

(in € millions)	Total debt		
	Amount	Rate	% of total debt
EUR	1,088	4.38%	77%
USD	153	5.68%	11%
AUD	72	8.30%	5%
Other currencies	101	5.18%	7%
TOTAL LONG AND SHORT-TERM DEBT	**1,414**	**4.77%**	**100%**

Long and short-term debt after currency and interest rate hedging breaks down as follows at December 31, 2006:

(in € millions)	Total debt		
	Amount	Rate	% of total debt
EUR	798	4.39%	56%
USD	381	5.24%	27%
AUD	101	7.69%	7%
Other currencies	134	4.32%	10%
TOTAL LONG AND SHORT-TERM DEBT	**1,414**	**4.85%**	**100%**

Note 29. D. Long and short-term debt by interest rate after hedging

(in € millions)	Total debt	
	Amount	Rate
December 2004	3,306	4.93%
December 2005	3,124	4.72%
December 2006	1,414	4.85%

At December 2006, 60% of long and short-term debt was fixed rate, with an average rate of 4.56%, and 40% was variable rate, with an average rate of 5.29%.

Fixed rate debt was denominated primarily in EUR (76%) and USD (18%), while variable rate debt was denominated mainly in EUR (27%), USD (40%) and AUD (17%).

The Group's loan agreements do not contain any rating triggers. Acceleration clauses stipulate that interest cover ratio (ratio of EBITDA to interest expense plus one-third of annual rental expense) may not exceed 3.8x.

These clauses apply solely to long term lines of credit that were used at December 31, 2006 for an amount of €152 million.

€152 million of the €1,414 million in debt carried in the balance sheet at December 31, 2006 is subject to such acceleration clauses.

None of the Group's loan agreements contain any cross default clauses. Cross acceleration clauses only concern loans for periods of at least three years and they would be triggered only for similar loans representing a significant amount.

Note 29. E. Financial instruments

The following tables analyze the nominal amount of currency hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at December 31, 2006:

Forward sales and currency swaps	Maturity 2007	2006	
(in € millions)		Nominal amount	Fair value
USD	229	229	(4)
AUD	30	30	1
Other	34	34	(1)
FORWARD SALES	**293**	**293**	**(4)**

Forward purchases and currency swaps	Maturity 2007	2006	
(in € millions)		Nominal amount	Fair value
GBP	200	200	(1)
SEK	80	80	(1)
Other	106	106	(2)
FORWARD PURCHASES	**386**	**386**	**(4)**
TOTAL CURRENCY HEDGING	**679**	**679**	**(8)**

For each currency, the nominal amount corresponds to the amount of currency sold or purchased forward. Fair value corresponds to the difference between the amount of the currency sold (purchased) and the amount of the currency purchased (sold), converted in both cases at the period-end forward exchange rate.

All the currency instruments listed above are used for hedging purposes. At December 31, 2006, currency instruments had a positive fair value of €8 million.

The following tables analyze the notional amount of interest rate hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at December 31, 2006:

							2006	
(in € millions)	2007	2008	2009	2010	2011	Beyond	Notional amount	Fair value
EUR: *Fixed-rate* borrower swaps and caps	29	7	45	-	-	-	81	-
USD: *Fixed-rate* borrower swaps	-	-	-	-	152	-	152	1
GBP: *Variable-rate* borrower swaps	7	-	-	-	-	-	7	-
INTEREST RATE HEDGES	**36**	**7**	**45**	**-**	**152**	**-**	**240**	**1**

The "notional amount" corresponds to the amount covered by the interest rate hedge. "Fair value" corresponds to the amount that would be payable or receivable if the positions were unwound on the market.

All the interest rate instruments listed above are used for hedging purposes. At December 31, 2006, interest rate instruments had a positive fair value of €1 million.

The carrying amount and fair value of financial instruments at December 31, 2006 are as follows:

(in € millions)	2006 Carrying amount	2006 Fair value
FINANCIAL LIABILITIES	**1,819**	**1,858**
Convertible bonds/Equity Notes[1]	845	884
Bank borrowings	564	564
Finance lease liabilities	207	207
Other financial liabilities	202	202
Interest rate derivatives[2]	1	1
Currency derivatives[2]	-	-
FINANCIAL ASSETS	**(1,350)**	**(1,350)**
Marketable securities[3]	(944)	(944)
Cash	(314)	(314)
Other	(82)	(82)
Interest rate derivatives[2]	(2)	(2)
Currency derivatives[2]	(8)	(8)
NET DEBT	**469**	**508**

(1) For listed bonds, fair value corresponds to the quoted market price at the period-end. The fair value of unlisted bonds (issued to Colony, see Notes 26 and 28) is calculated as follows:

- *for the 2005 convertible bond issue (fair value: €494 million; carrying amount: €498 million), fair value corresponds to the issue amount plus discounted future cash flows;*
- *for the 2005 equity note issue (fair value: €29 million; carrying amount: €30 million for the debt component and €433 million for the equity component – see Note 26), the fair value of the debt component has been calculated by discounting the future interest due to the holder of the notes;*
- *the fair value of bonds and equity notes does not include accrued interest, which is reported under "Other financial liabilities".*

(2) The fair value of derivative instruments (interest rate and currency swaps and forward contracts) is determined by reference to the market price that the Group would pay or receive to unwind the contracts.

A 50-basis point change in interest rates would have the effect of increasing or reducing the fair value of the Group's fixed rate bonds and fixed rate USD hedging instrument, is estimated to €2 million.

At December 31, 2006, this concerned Accor's fixed rate convertible or exchangeable bonds. Any such change in fair value would have no impact on the consolidated balance sheet.

(3) Marketable securities break down as follows:

(in € millions)	2006 Carrying amount	2006 Fair value
Bonds and other negotiable debt securities[a]	(104)	(104)
Money market securities[b]	(701)	(701)
Mutual fund units convertible into cash in less than three months*[c]	(137)	(137)
Other	(2)	(2)
TOTAL MARKETABLE SECURITIES	**(944)**	**(944)**

** The fair value of mutual fund units corresponds to their net asset value.*

(a) Held to maturity investments.

(b) Loans and receivables issued by the Group.

(c) Held for sale financial assets.

Financial Statements

Financial Statements

Note 30. Net Debt and Net Cash

(in € millions)	2004	2005	2006
Convertible bonds	950	1,001	635
Other long-term debt	2,258	520	490
Long-term finance lease liabilities	337	352	184
Short-term borrowings	382	1,915	449
Bank overdrafts	49	44	60
Liabilities derivatives	23	13	1
TOTAL DEBT	**3,999**	**3,845**	**1,819**
Short-term loans	(45)	(39)	(28)
Marketable securities[1]	(1,367)	(2,059)	(944)
Cash	(191)	(264)	(314)
Asset derivatives	(108)	(40)	(10)
Short-term receivables on disposals of assets	(44)	(23)	(54)
FINANCIAL ASSETS[2]	**(1,755)**	**(2,425)**	**(1,350)**
NET DEBT	**2,244**	**1,420**	**469**

(1) See Note 29.E.

(2) Included €615 million related to Services compared with €505 million at December 31, 2005 and €345 million at December 31, 2004.

(in € millions)	2004	2005	2006
NET DEBT AT BEGINNING OF PERIOD	**2,635**	**2,244**	**1,420**
Change in long-term debt	46	(90)	(296)
Change in short-term financial liabilities	131	(178)	(1,760)
Cash and cash equivalents change	(567)	(710)	1,063
Reclassifications	(1)	154	42
CHANGES FOR THE PERIOD	**(391)**	**(824)**	**(951)**
NET DEBT AT END OF PERIOD	**2,244**	**1,420**	**469**

Note 31. Assets and Liabilities Held for Sale

(in € millions)	Go Voyages[a]	Italian Food Business[a]	Total 2006
GROUPS OF ASSETS HELD FOR SALE			
Goodwill	57	4	61
Intangible, tangible and financial assets	3	18	21
Current Assets	85	120	205
TOTAL ASSETS CLASSIFIED AS HELD FOR SALE	**145**	**142**	**287**
Non-current Liabilities	4	26	30
Current liabilities	115	76	191
Short-term Financial debt	1	7	8
TOTAL LIABILITIES CLASSIFIED AS HELD FOR SALE	**120**	**109**	**229**

(in € millions)	2004	2005	2006
NON-CURRENT ASSETS			
Hotels to sell to Foncière des Murs in France and Belgium[b]	-	251	22
Hotels to sell to investors (France)[c]	-	-	12
Hotels to sell in United-States[d]	-	9	40
Hotels to sell to investors (United-Kingdom)[e]	-	-	86
Hotels to sell in Germany / Netherlands[f]	-	-	77
Other	-	-	21
TOTAL NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	**-**	**260**	**258**
TOTAL ASSETS CLASSIFIED AS HELD FOR SALE	**-**	**260**	**545**
TOTAL LIABILITIES CLASSIFIED AS HELD FOR SALE	**-**	**-**	**229**

(a) At the end of 2006, as part of its strategic review of non-strategic assets, the Group decided to sell Go Voyages and its Italian contract food services business. As a result of this decision, the assets and liabilities of Go Voyages and the Italian contract food business were reclassified as "held for sale" in the balance sheet at that date.

(b) At December 31, 2005, in line with the asset management policy described in Note 2.B.2, the Group planed to sign an agreement for the second series of asset sales to Foncière des Murs. The transaction concerned 76 units, including 64 units in France and 12 units in Belgium. Under IFRS 5, the €251 million carrying amount of these hotels has been reclassified in the consolidated balance sheet at December 31, 2005 under "Assets held for sale".

At December 31, 2006, 70 units were sold during the period. The sale of the remaining six units is scheduled for completion in 2007 and these French units are therefore reported in the consolidated balance sheet at December 31, 2006 under "Assets held for sale" for a net amount of €22 million.

(c) In line with the asset management strategy, Accor is also engaged to sell 8 hotels in France.

(d) At December 31, 2006, the amount of €40 million mainly corresponds to:

- *the carrying amount of Sofitel New-York and Sofitel Philadelphia (€8.8 million) that have been sold under sale-and-management back transactions in January 2007; and*
- *the carrying amount of Sofitel Houston (€16.1 million) that has been sold outright in February 2007.*
- *In addition, Accor is engaged to sell two Red Roof Inns units and eleven Motel 6 units.*

(e) At December 31, 2006, in line with the asset management policy described in Note 2.B.2, the Group plans to sign an agreement for a series of asset sales to Land Securities. The transaction concerned 30 hotels that have been reclassified in the consolidated balance sheet under "Assets held for sale" for an amount of €82 million. In addition, Accor plans to sign an agreement for the sale of 6 other hotels in United-Kingdom.

(f) At December 31, 2006, Accor was committed to selling 72 hotels in Germany and 19 hotels in Netherlands. All the assets have therefore been reclassified as "Assets held for sale" for their carrying amount.

Each of these disposal groups is expected to be sold at a price in excess of its carrying amount in the consolidated balance sheet and no impairment loss has therefore been recognized at December 31, 2006.

Financial Statements

Note 32. Provisions

Movements in long-term provisions between December 31, 2005 and December 31, 2006 can be analyzed as follows:

(in € millions)	December 31, 2004	December 31, 2005	Equity impact	Increases	Utilizations	Reversals of unused provisions	Translation adjustment	Reclassifications and changes in scope*	December 31, 2006
Provisions for pensions	131	152	7	24	(25)	(9)	-	(42)	107
Provisions for loyalty bonuses	15	18	-	2	(1)	(1)	-	(1)	17
Provisions for claims and litigation and others contingencies	1	1	-	-	-	-	-	-	1
TOTAL LONG-TERM PROVISIONS	**147**	**171**	**7**	**26**	**(26)**	**(10)**	**-**	**(43)**	**125**

* *See Note 32.C.*

Movements in short-term provisions between December 31, 2005 and December 31, 2006 can be analyzed as follows:

(in € millions)	December 31, 2004	December 31, 2005	Equity impact	Increases	Utilizations	Reversals of unused provisions	Translation adjustment	Reclassifications and changes in scope	December 31, 2006
Tax provisions	8	9	-	36	(1)	-	-	3	47
Restructuring provisions	16	33	-	36	(22)	(1)	-	(7)	39
Provisions for claims and litigation and others contingencies	124	161	-	68	(35)	(18)	(2)	(18)	156
TOTAL SHORT-TERM PROVISIONS	**148**	**203**	**-**	**140**	**(58)**	**(19)**	**(2)**	**(22)**	**242**

At December 31, 2006, ordinary provisions for claims and litigation and others include:

- A €22 million provision for various claims;
- A €60 million provision for risks mainly related to Dorint;
- A provision of €19 million for employee-related claims.

Net provision expense – corresponding to increase in provisions less reversals of utilized and unutilized provisions set up in prior periods - is recorded under the following income statement captions.

(in € millions)	2004	2005	2006
EBIT	2	(11)	8
Finance cost, net	(7)	(3)	(1)
Provision for losses on hotel properties	(1)	44	16
Provision on other assets and restructuring provisions	15	18	(5)
Deferred tax	6	-	35
TOTAL	**15**	**48**	**53**

Provisions for pensions and other post-employment benefits

A. Description of the plans

Group employees receive various short-term benefits (paid vacation, paid sick leave and profit-shares), long-term benefits (long-service awards, long-term disability benefits, loyalty bonuses and seniority bonuses), as well as various post-employment benefits provided under defined contribution and defined benefit plans (length-of-service awards payable on retirement, pension funds, coverage of healthcare costs of retired employees).

Short-term benefit obligations are recognized in the balance sheets of the Group entities concerned.

Post-employment benefits are provided under either defined contribution or defined benefit plans.

Defined contribution plans

Obligations under these plans are funded by periodic contributions to external organizations that are responsible for the administrative and financial management of the plans. The external organization is responsible for all benefit payments and the Group has no liability beyond the payment of contributions. Examples of defined contribution plans include the government-sponsored basic pension and supplementary pension (ARRCO/AGIRC) schemes in France and defined contribution pension schemes in other countries.

Contributions to these plans are recognized in the period to which they relate.

Defined benefit plans

Benefits paid under the Group's defined benefit plans are determined based on employees' years of service with the Group. The benefit obligation is generally funded by plan assets, with any unfunded portion recognized as a liability in the balance sheet.

The defined benefit obligation (DBO) is determined by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality rates, staff turnover rates and the discount rate. These assumptions take into account the macro-economic situation and other specific circumstances in each host country.

Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in equity, in accordance with Group accounting policy.

At Accor, the main post-employment defined benefit plans concern:

- Length-of-service awards in France:

  These are lump-sum payments made to employees on retirement. They are determined by reference to the employee's years of service and end-of-career salary. The calculation is based on parameters defined by Corporate Finance and Human Resources in November of each year. The related obligation is covered by a provision;

- Length-of-service awards in Italy:

  These are lump-sum payments made to employees on retirement. They are determined by reference to the employee's years of service, end-of-career salary, and whether they leave on their own initiative or on that of the company. The related obligation is covered by a provision;

- Pensions: the main defined benefit pension plans are for employees in the France (40.4% of the obligation), in the Italy (37% of the obligation) and in the Netherlands (6.6% of the obligation). Pension benefit obligations are determined by reference to employees' years of service and end-of-career salary. They are funded by payments to external organizations that are legally separate from Accor Group.

B. Actuarial assumptions

Actuarial valuations are based on a certain number of long-term parameters supplied by the Group, which are reviewed each year.

		Europe excluding France						
2005	**France**	**Netherlands**	**United Kingdom**	**Germany**	**Belgium**	**Italy**	**Worldwide Structures**	**Other countries**
Retirement age	65 years	65 years	65 years	65 years	65 years	60-65 years	65 years	55-67 years
Rate of future salary increases	3.0%	2.0%	2.5%	1.5%	3.3%	3.3%	3.0%	2%-8%
Payroll tax rate	45%	23%	13%	22%	36%	29%	45%	9%-45%
Discount rate	4.0%	4.0%	5.0%	4.0%	4.0%	4.0%	4.0%	4% - 7,9%
Expected Rates of return on 2005 plan assets	4.5%	5.0%	6.4%	4.0%	4.8%	N/A	4.5%	N/A
Expected Rates of return on 2006 plan assets	4.5%	4.4%	6.0%	4.0%	4.8%	N/A	4.5%	N/A

		Europe excluding France						
2006	**France**	**Netherlands**	**United Kingdom**	**Germany**	**Belgium**	**Italy**	**Worldwide Structures**	**Other countries**
Retirement age	65 years	65 years	65 years	65 years	65 years	65 years	65 years	55-67 years
Rate of future salary increases	3.0%	2.0%	2.5%	1.5%	3.0%	2.0%	3%-4%	2%-8%
Payroll tax rate	46%	23%	13%	22%	36%	29%	46%	9%-45%
Discount rate	4.3%	4.3%	5.0%	4.3%	4.3%	4.3%	4.3%	4% - 8,68%
Expected Rates of return on 2006 plan assets	4.5%	6.5%	5.8%	4.5%	4.5%	N/A	4.5%	N/A
Expected Rates of return on 2007 plan assets	4.5%	6.5%	5.8%	4.5%	4.5%	N/A	4.5%	N/A

The assumptions concerning the expected return on plan assets and the discount rate applied to calculate the present value of benefit obligations were determined based on the recommendations of independent experts.

C. Funded status of post-employment defined benefit plans

The method used by the Group is the "Projected Unit Credit" method.

At December 31, 2005 *(in € millions)*	Pensions	Other post-employment benefits*	Total
Present value of funded obligation	139	-	139
Fair value of plan assets	(83)	-	(83)
EXCESS OF BENEFIT OBLIGATION/(PLAN ASSETS)	**56**	**-**	**56**
Present value of unfunded obligation	-	114	114
Unrecognized past service cost	-	-	-
LIABILITY RECOGNIZED IN THE BALANCE SHEET	**56**	**114**	**170**

* *Including length-of-service awards and loyalty bonus.*

At December 31, 2006 *(in € millions)*	Pensions	Other post-employment benefits*	Total
Present value of funded obligation	108	-	108
Fair value of plan assets	(69)	-	(69)
EXCESS OF BENEFIT OBLIGATION/(PLAN ASSETS)	**39**	**-**	**39**
Present value of unfunded obligation	-	85	85
Unrecognized past service cost	-	-	-
LIABILITY RECOGNIZED IN THE BALANCE SHEET	**39**	**85**	**124**

* *Including length-of-service awards and loyalty bonus.*

Evolution of the funded status of post-employment defined benefit plans by geographical area

	Pensions					
		Europe excluding France				
(in € millions)	France	Netherlands	United Kingdom	Germany	Belgium	Italy
ACTUARIAL DEBT AT THE BEGINNING	**29**	**58**	**31**	**8**	**10**	**48**
OTHER LONG-TERM BENEFITS RECLASSIFICATION						
Services Cost during year	2	2	0	0	0	7
Interest Cost	1	2	1	0	0	2
Employee contributions	0	0	0	-	0	-
Service cost / Change in regime	-	-	-	-	1	-
Reduction / Liquidation of plan	(0)	-	(1)	-	-	-
Acquisition / Sale*	(3)	(18)	(17)	(1)	(3)	0
Benefits granted	(1)	(1)	(4)	(0)	(0)	(9)
Actuarial (Gains) / Losses	(1)	(2)	(1)	(0)	(1)	1
Effect of exchange rates	(0)	-	0	-	-	-
Reclassification on Assets/Liabilities held for sale	-	-	-	-	-	(27)
Others	1	-	-	0	2	-
ACTUARIAL DEBT AT END OF PERIOD	**28**	**41**	**9**	**7**	**10**	**23**

		Europe excluding France				
(in € millions)	France	Netherlands	United Kingdom	Germany	Belgium	Italy
FAIR VALUE ON ASSETS AT THE BEGINNING	**2**	**44**	**23**	**1**	**4**	**-**
Actual return of funds	0	0	1	(0)	0	-
Employers contributions	0	1	1	0	1	-
Employee contributions	0	0	0	-	0	-
Benefits paid	(0)	(1)	(4)	(0)	(0)	-
Effect of exchange rates	(0)	-	0	-	-	-
Business combinations / Sale*	-	(13)	(14)	-	-	-
Others	0	-	-	-	1	-
FAIR VALUE ON ASSETS AT END OF PERIOD	**2**	**32**	**6**	**1**	**6**	**-**

		Europe excluding France				
(in € millions)	France	Netherlands	United Kingdom	Germany	Belgium	Italy
FINANCIAL SITUATION AT THE BEGINNING	**27**	**14**	**8**	**7**	**6**	**48**
Reclassification on Assets/Liabilities held for sale	-	-	-	-	-	(27)
FINANCIAL SITUATION AT END OF PERIOD	**26**	**9**	**2**	**6**	**4**	**23**

		Europe excluding France				
(in € millions)	France	Netherlands	United Kingdom	Germany	Belgium	Italy
Services cost in the year	2	2	0	0	0	7
Interest cost	1	2	1	0	0	2
Expected return of assets	(0)	(1)	(1)	(0)	(0)	-
Service cost amortization	0	-	0	-	1	-
Curtailment / settlement (gains) losses	-	-	(1)	-	-	-
Amortization Actuarial (gains) losses	-	-	-	-	-	-
Others	0	-	-	0	1	0
CHARGE OF THE PERIOD	**3**	**2**	**(1)**	**1**	**2**	**9**
AMORTIZATION ACTUARIAL (GAINS) LOSSES	**(1)**	**(2)**	**(1)**	**(0)**	**(1)**	**1**

* *Mainly CWT and Sofitel Forum Rive Gauche sales.*

				Other benefits	Total		
	Worldwide structures	Other	Total		2006	2005 published	2005 restated
	43	9	235	-	235	200	166
				18	18	-	-
	1	1	14	1	15	15	14
	1	0	8	1	9	11	9
	-	-	1	-	1	1	1
	(0)	-	0	-	0	0	0
	(0)	(0)	(2)	-	(2)	(9)	(9)
	(0)	-	(42)	(1)	(43)	(3)	(3)
	(2)	(0)	(18)	(1)	(19)	(14)	(13)
	10	(0)	6	(1)	5	33	28
	-	-	0	-	0	1	0
	-	-	(27)	-	(27)	-	-
	(4)	(0)	(1)	-	(1)	-	-
	49	9	175	17	192	235	194

	Worldwide structures	Other	Total	Other benefits	2006	2005 published	2005 restated
	10	-	83	-	83	62	39
	1	-	2	-	2	7	3
	11	-	14	-	14	15	14
	-	-	1	-	1	1	1
	(1)	-	(6)	-	(6)	(2)	(2)
	-	-	0	-	0	-	0
	-	-	(27)	-	(27)	-	-
	0	0	2	-	2	-	-
	21	0	69	-	69	83	56

	Worldwide structures	Other	Total	Other benefits	2006	2005 published	2005 restated
	33	9	152	18	170	138	126
	-	-	(27)	-	(27)	-	-
	28	9	107	17	124	152	137

	Worldwide structures	Other	Total	Other benefits	2006	2005 published	2005 restated
	1	1	14	1	15	15	14
	1	0	8	1	9	11	9
	(0)	(0)	(3)	-	(3)	(3)	(2)
	(0)	-	0	-	0	5	5
	(0)	(0)	(2)	-	(2)	(6)	(6)
	-	-	-	(1)	(1)	28	26
	(3)	(0)	(2)	-	(2)	-	-
	(2)	1	15	1	16	22	20
	10	(0)	7	-	7	28	26

Reconciliation of provisions for pensions between December 31, 2004 and December 31, 2006

(in € millions)	Amount
FINANCIAL SITUATION ON DECEMBER 31, 2004	**138**
Services cost unknown at December 31, 2004	(7)
PROVISION ON DECEMBER 31, 2004	**131**
Charge of the year	22
Cash out	(27)
SORIE	28
Other (Acquisitions/Changes)	(2)
FINANCIAL SITUATION ON DECEMBER 31, 2005	**152**
Services cost unknown at December 31, 2005	-
PROVISION ON DECEMBER 31, 2005	**152**
Other long-term benefits	18
Charge of the year	16
Cash out	(26)
SORIE	7
Effect of changes[1]	(16)
Reclassifications on assets/liabilities held for sale	(27)
Other (Acquisitions/Changes)	(1)
PROVISION ON DECEMBER 31, 2006	**123**

(1) €(14) million from Carlson Wagonlit Travel (CWT) sale and €(1) million from Sofitel Forum Rive Gauche sale.

Actuarial gains and losses related to changes in assumptions and experience adjustment

(in € millions)	2004	2005	2006
ACTURIAL DEBT			
Actuarial gains and losses related to experience adjustment	-	(2)	6
Actuarial gains and losses related to changes in assumptions	-	34	-
FAIR VALUE ON ASSETS			
Actuarial gains and losses related to experience adjustment	2	(3)	1

Detail of plan assets

Detail of plan assets	France	Netherlands	United Kingdom	Germany	Belgium	Worldwide Structures
Shares	15% - 20%	10%	75%	15% - 25%	15% - 25%	15% - 25%
Bonds	75% - 80%	90%	17%	75% - 80%	75% - 80%	75% - 80%
Other	0% - 5%	0%	8%	0% - 5%	0% - 5%	0% - 5%

According to management's best estimate based on the information currently available, contributions payable in 2007 is €4 million.

Financial Statements

Note 33. Reconciliation of Funds from Operations

(in € millions)	2004	2005	2006
Net Profit, Group share	233	333	501
Minority interests	23	31	33
Depreciation, amortization and provision expense	426	416	437
Share of profit of associates, net of dividends received	6	(2)	(7)
Deferred tax	8	(76)	(8)
Change in financial provisions and provisions for losses on asset disposals	190	214	207
FUNDS FROM OPERATIONS	**886**	**916**	**1,163**
(Gains) losses on disposals of assets, net	(100)	(119)	(251)
(Gains) losses on non-recurring transactions (included restructuring costs and exceptional taxes)	67	138	112
FUNDS FROM ORDINARY ACTIVITIES	**853**	**935**	**1,024**

Note 34. Working Capital, Service Voucher in Circulation and Service Voucher Reserve Funds

(in € millions)	2004	2005	2006
Inventories	69	64	64
Trade receivables	1,272	1,508	1,308
Other receivables and accruals	628	770	727
Service voucher reserve funds	346	327	373
WORKING CAPITAL ITEMS - ASSETS	**2,315**	**2,669**	**2,472**
Trade payables	760	849	599
Other payables	1,228	1,460	1,422
Service voucher in circulation	1,561	1,940	2,289
WORKING CAPITAL ITEMS - LIABILITIES	**3,549**	**4,249**	**4,310**
WORKING CAPITAL	**1,234**	**1,580**	**1,838**

DECEMBER 31, 2004 WORKING CAPITAL	**1,234**
DECEMBER 31, 2005 WORKING CAPITAL	**1,580**
Change in working capital(1)	265
Development Expenditure	39
Disposals	(48)
Translation adjustment	(36)
Reclassifications	38
NET CHANGE IN WORKING CAPITAL	**258**
DECEMBER 31, 2006 WORKING CAPITAL	**1,838**

(1) See cash flow statements.

Note 35. Renovation and Maintenance Expenditure

The amounts reported under "Renovation and maintenance expenditure" correspond to capitalized costs for maintaining or improving the quality of assets held by the Group at the beginning of each period (January 1st) as a condition of their continuing operation. This caption does not include development expenditure corresponding to the property, plant and equipment and working capital of newly consolidated companies and the purchase or construction of new assets.

Renovation and maintenance expenditure breaks down as follows:

(in € millions)	2004	2005	2006
HOTELS			
Upscale and Midscale Hotels	127	195	185
Economy	56	74	78
Economy US	81	115	133
SERVICES	**14**	**16**	**17**
OTHER BUSINESSES			
Casinos	11	17	15
Restaurants	9	10	12
Onboard Train Services	2	2	4
Holding Companies and other	4	7	10
RESTATED RENOVATION AND MAINTENANCE EXPENDITURE	**304**	**436**	**454**
Travel agencies	10	13	7
PUBLISHED RENOVATION AND MAINTENANCE EXPENDITURE	**314**	**449**	**461**

Note 36. Development Expenditure

Development expenditure corresponds to the property, plant and equipment, and working capital of newly consolidated companies (compliant IAS 7 "Cash flow statements") and the purchase or construction of new assets, as follows:

Development expenditure related to assets held for sale

It mainly concerns €95 million of USA Sofitel development expenditure.

Financial Statements

Developement expenditure excluding assets held for sale

(in € millions)	France	Europe (excl. France)	North America	Latin America Caribbean	Other Countries	Worldwide Structures*	2006	2005 Restated	2004 Restated
HOTELS	**62**	**69**	**7**	**34**	**172**	**(2)**	**342**	**386**	**255**
Upscale and Midscale Hotels	44	50	1	8	137	-	240	307	176
Economy Hotels	18	19	-	26	35	(2)	96	77	71
Economy Hotels US	-	-	6	-	-	-	6	2	8
SERVICES	**9**	**49**	**29**	**158**	**4**	**(1)**	**248**	**28**	**16**
OTHER BUSINESSES	**39**	**-**	**-**	**32**	**-**	**10**	**81**	**62**	**365**
Travel Agencies	-	-	-	-	-	-	-	-	-
Casinos	25	-	-	-	-	-	25	24	5
Restaurants	7	-	-	33	-	-	40	25	2
Onboard Train Services	-	-	-	-	-	-	-	-	-
Holding Companies and other	7	-	-	(1)	-	10	16	13	358
TOTAL 2006	**110**	**118**	**36**	**224**	**176**	**7**	**671**	**-**	**-**
TOTAL 2005 RESTATED	**201**	**204**	**24**	**16**	**30**	**1**		**476**	**-**
TOTAL 2004 RESTATED	**92**	**165**	**13**	**9**	**23**	**334**			**636**

* *"Worldwide Structures" corresponds to development expenditure that is not specific to a single geographic region.*

Change of €3 million in 2005 compared to published information corresponds only to development expenditure of Carlson Wagonlit Travel (CWT).

Note 37. Segment Information: Income Statement

The Group's primary and secondary reportable segments, under IAS 14 (Segment Reporting), are respectively the business segment and the geographical segment. This reflects the Group's organizational structure and internal financial reporting system, which are based on the nature of the products and the services delivered. Each segment represents a strategic business offering different products and serving different markets.

The Group has identified seven business segments:

- Hotels, with a portfolio of brands on every segment of the market and its 4,121 establishments in 90 countries comprises three sub-segments:
  - Upscale and Midscale hotels, with the Sofitel, Novotel, Mercure and Suitehotel brands,
  - Economy hotels, with the Formule 1, Etap Hotel and Ibis brands,
  - US Economy hotels with the Red Roof Inns and Motel 6 brands;
- Services. Accor is a world-leading issuer of service vouchers and cards;
- Travel agencies, with Carlson Wagonlit Travel, which specializes in business and leisure travel;
- Restaurants. Accor offers a full range of gourmet dining activities, notably through its Lenôtre subsidiary but also with its collective restaurant activity with its subsidiary Gemeaz Cusin (in Italy) and the joint venture with the group Compass in Brazil;
- Casinos. Organized around Groupe Lucien Barrière, the segment is specialized in casino management.
- Onboard train services, providing restaurant and hotel services to the railway sector;
- Other activities, notably Go Voyages and the Group Financial Managements.

The Group's geographical segments are determined by the location of its assets and operations.

Financial Statements

Note 37. A. Income Statement by business segment

Segment revenues for each reportable segment are disclosed in Note 3.Consolidated Revenue by Business and by Region.

Segment result for each reportable segment is disclosed in Note 5. EBITDAR by Business and Region, in Note 7.EBITDA by Business and Region, and Note 9.EBIT by Business and Region.

Rental expense for each reportable segment is disclosed in Note 6. Rental Expense.

The aggregate of the entity's share of the profit or loss of jointly controlled entities of which substantially all of their operations are within a single segment is disclosed in Note 44.Additional Information about Jointly-controlled Entities.

Note 37. B. Income Statement by geographical area

Based on the Group's internal organization and the trends in various national markets, geographical segments have been defined as follows:

- France;
- Europe excluding France;
- North America;
- Latin America & Caribbean;
- Other Countries (Africa, Asia / Pacific);
- Worldwide Structures ("Worldwide Structures" corresponds to revenue and costs that are not specific to a single geographic region).

Geographical revenues for each reportable segment are disclosed in Note 3.Consolidated Revenue by Business and by Region.

Geographical result for each reportable segment is disclosed in Note 5.EBITDAR by Business and Region, in Note 7.EBITDA by Business and Region, and Note 9.EBIT by Business and Region.

The aggregate of the entity's share of the profit or loss of jointly controlled entities of which substantially all of their operations are within a single segment is disclosed in Note 44.Additional Information about Jointly-controlled Entities.

Note 38. Segment Information: the Balance Sheet

Note 38. A. Balance Sheet by business segment

At December 31, 2006 *(in € millions)*	**Hotels**	**Services**	**Other Businesses**	**Eliminations**	**Total consolidated**
Goodwill	1,077	403	255	-	1,735
Intangible assets	327	40	23	-	390
Property, plant and equipment	3,245	30	231	-	3,506
Total non-current financial assets	949	155	710	(975)	839
Deferred tax assets	161	8	128	-	297
TOTAL NON-CURRENT ASSETS	**5,759**	**636**	**1,347**	**(975)**	**6,767**
TOTAL CURRENT ASSETS	**3,617**	**2,624**	**1,637**	**(4,057)**	**3,821**
Assets held for sale	238	-	307	-	545
TOTAL ASSETS	**9,614**	**3,260**	**3,291**	**(5,032)**	**11,133**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**4,456**	**498**	**(790)**	-	**4,164**
TOTAL NON-CURRENT LIABILITIES	**571**	**108**	**1,000**	-	**1,679**
TOTAL CURRENT LIABILITIES	**4,587**	**2,654**	**2,852**	**(5,032)**	**5,061**
Liabilities of assets classified as held for sale	-	-	229	-	229
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,614**	**3,260**	**3,291**	**(5,032)**	**11,133**

At December 31, 2006 *(in € millions)*	Up and Midscale Hotels	Economy Hotels	Economy Hotels United States	Total Hotels
Goodwill	603	94	380	1,077
Intangible assets	45	11	271	327
Property, plant and equipment	1,493	909	843	3,245
Total non-current financial assets	678	219	52	949
Deferred tax assets	74	8	79	161
TOTAL NON-CURRENT ASSETS	**2,893**	**1,241**	**1,625**	**5,759**
TOTAL CURRENT ASSETS	**2,656**	**802**	**159**	**3,617**
Assets held for sale	152	73	13	238
TOTAL ASSETS	**5,701**	**2,116**	**1,797**	**9,614**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**2,466**	**854**	**1,136**	**4,456**
TOTAL NON-CURRENT LIABILITIES	**412**	**142**	**17**	**571**
TOTAL CURRENT LIABILITIES	**2,823**	**1,120**	**644**	**4,587**
Liabilities of assets classified as held for sale	-	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5,701**	**2,116**	**1,797**	**9,614**

At December 31, 2006 *(in € millions)*	Casinos	Restaurants	Onboard Train Services	Holdings & Other	Total Other Businesses
Goodwill	160	54	8	33	255
Intangible assets	7	4	1	11	23
Property, plant and equipment	135	30	21	45	231
Total non-current financial assets	2	3	-	705	710
Deferred tax assets	-	2	1	125	128
TOTAL NON-CURRENT ASSETS	**304**	**93**	**31**	**919**	**1,347**
TOTAL CURRENT ASSETS	**70**	**107**	**165**	**1,295**	**1,637**
Assets held for sale	-	104	-	203	307
TOTAL ASSETS	**374**	**304**	**196**	**2,417**	**3,291**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**181**	**95**	**90**	**(1,156)**	**(790)**
TOTAL NON-CURRENT LIABILITIES	**115**	**7**	**16**	**862**	**1,000**
TOTAL CURRENT LIABILITIES	**78**	**135**	**90**	**2,549**	**2,852**
Liabilities of assets classified as held for sale	-	67	-	162	229
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**374**	**304**	**196**	**2,417**	**3,291**

Note 38. B. Balance Sheet by geographical area

At December 31, 2006 *(in € millions)*	France	Europe (excluding France)	North America	Latin America & Caribbean	Other countries	Eliminations	Total Consolidated
Goodwill	523	253	414	248	297	-	1,735
Intangible assets	30	32	274	19	35	-	390
Property, plant and equipment	1,213	892	919	126	356	-	3,506
Total non-current financial assets	588	402	72	12	1,082	(1,317)	839
Deferred tax assets	41	73	107	30	46	-	297
TOTAL NON-CURRENT ASSETS	**2,395**	**1,652**	**1,786**	**435**	**1,816**	**(1,317)**	**6,767**
TOTAL CURRENT ASSETS	**2,010**	**1,702**	**222**	**844**	**1,499**	**(2,456)**	**3,821**
Assets held for sale	183	307	40	-	15	-	545
TOTAL ASSETS	**4,588**	**3,661**	**2,048**	**1,279**	**3,330**	**(3,773)**	**11,133**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**2,441**	**594**	**1,329**	**432**	**(632)**	**-**	**4,164**
TOTAL NON-CURRENT LIABILITIES	**295**	**373**	**28**	**30**	**953**	**-**	**1,679**
TOTAL CURRENT LIABILITIES	**1,732**	**2 585**	**691**	**817**	**3,009**	**(3,773)**	**5,061**
Liabilities of assets classified as held for sale	120	109	-	-	-	-	229
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,588**	**3,661**	**2,048**	**1,279**	**3,330**	**(3,773)**	**11,133**

Note 39. Directors' Fees

Fees paid in 2006 by the Group to the members of the Supervisory Board for year 2005 amounted to €353,050.

Note 40. Claims and litigation

Management contracts

The reorganization of the Formule 1 and Etap Hotel networks is continuing, with the focus on converting management contracts into employment contracts. Over 50% of the combined network is now run by managers with employee status. The classification of hotel management contracts as commercial contracts has been upheld in several court rulings.

The legal action still underway, corresponding to a reduced number of claims, is unlikely to modify the estimated financial impact of the related risks, as recorded in the consolidated financial statements for 2006.

CIWLT tax audit

A tax audit was carried out on the permanent branch in France of Compagnie Internationale des Wagons Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLT's seat of management was located in France not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium for the purpose of calculating income tax payable in France. At the end of 2003, the resulting reassessments, for a total of €217 million including interest de retard, have been contested by CIWLT, on the basis of the notice received from the Belgian tax authorities confirming that its seat of management was in Belgium. The French tax authorities have issued a notice ordering CIWLT to settle the tax deficiencies for the years 1998 to 2002 for a total

Financial Statements

of €200 million and have taken action to recover the total amount claimed. CIWLT has requested a stay of payment in exchange for lodging a €191 million tax bond from a bank.

Concerning the reassessments covering the period 1998 to 2001, CIWLT has taken up the matter with the Cergy Pontoise administrative tribunal.

The company's legal and tax advisors consider that the reassessments do not give rise to any tax risk because CIWLT is governed by Belgian tax laws.

Dividend withholding tax (*précompte*)

In 2002, Accor mounted a legal challenge to its obligation to pay withholding tax (*précompte*) on the redistribution of European source dividends.

Until 2004, French parent companies were entitled to a 50% tax credit on dividends received from French subsidiaries, which could be set off against the précompte withholding tax. However, no tax credit was attached to European source dividends. Accor contested this rule, on the grounds that it breached European Union rules.

In the dispute between Accor and the French State, on December 21, 2006 the Versailles Administrative Court ruled that Accor was entitled to a refund of the précompte dividend withholding tax paid in the period 1999 to 2001, in the amount of €156 million.

The French State has until March 20, 2007 to lodge an appeal and the effect of the Administrative Court's ruling is not therefore reflected in the 2006 accounts.

If Accor's entitlement to the €156 million refund is confirmed in 2007 after all avenues of appeal have been exhausted, the positive impact will be recognized in equity.

On February 7, 2007, Accor filed an application originating proceedings before the Cergy Pontoise Adminstrative Court on the same grounds, to obtain a refund of the €187 million in *précompte* withholding tax paid in the period 2002 to 2004.

Other claims and litigation

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigations will not give rise to any material costs and will not have a material adverse effect on its financial position, business and/or results of operations.

Note 41. Off-Balance Sheet Commitments at December 31, 2006

Note 41. 1. Off-balance sheet commitments given

Off-balance sheet commitments given at December 31, 2006 break down as follows:

(in € millions)	Less than 1 year	1 to 5 years	Beyond 5 years	2006	2005 Restated	2004 Published
SECURITY INTERESTS GIVEN ON ASSETS(1)	**-**	**2**	**9**	**11**	**21**	**22**
Novotel Paris Tour Eiffel	18	-	-	18	6	9
Hotels, Switzerland	-	-	-	-	-	6
Groupe Lucien Barrière SAS(2)	-	140	-	140	140	140
Dorint(3)	-	24	81	105	117	106
Other purchase commitments	2	48	-	50	46	51
PURCHASE COMMITMENTS	**20**	**212**	**81**	**313**	**309**	**312**
Foncière des Murs commitments (Ulysse 1)(4)	33	-	-	33	57	-
Foncière des Murs commitments (Ulysse 2)	12	12	-	24	-	-
Ibis Santa Coloma Gramanet (Spain)	-	12	-	12	-	-
Other commitments(5)	19	43	45	107	96	-
CAPEX COMMITMENTS	**64**	**67**	**45**	**176**	**153**	**-**
LOAN GUARANTEES GIVEN(6)	**27**	**15**	**2**	**44**	**45**	**85**
COMMITMENTS GIVEN IN THE NORMAL COURSE OF BUSINESS(7)	**59**	**95**	**258**	**412**	**299**	**244**
CONTINGENT LIABILITIES	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL DECEMBER 2006	**170**	**391**	**395**	**956**	**-**	**-**
TOTAL DECEMBER 2005 RESTATED	**258**	**447**	**134**		**827**	**-**
TOTAL DECEMBER 2004 PUBLISHED	**52**	**529**	**82**			**663**

(1) Security interests on assets correspond to pledges and mortgages valued at the net book value of the underlying assets.

(2) Under the agreements between Colony Capital, the Desseigne Barrière family and Accor, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). The option exercise price will be determined by independent experts based on market prices. The option is included in off-balance sheet commitments at December 31, 2006 for an amount of €140 million, corresponding to the valorisation at the transaction date.

(3) Under the terms of the agreements among Dorint shareholders, a certain number of shareholders have put options on their shares. Assuming that the options are exercised at the end of 2009, based on Business Plan data the related commitment has been estimated at €105 million.

(4) In connection with the first Foncière des Murs transaction, Accor is committed to financing €67 million worth of renovation work (see Note 2.B.2). As of December 31, 2006, construction work totalling €34 million had been carried out. A second transaction concerns a commitment of €27 million and as of December 31, 2006, construction work totalling €3 million had been carried out.

(5) Other commitments include €42 million in committed capital expenditure on Australian hotels and €51 million in commitments related to Groupe Lucien Barrière.

(6) Loan guarantees given correspond mainly to a €25 million guarantee given to Dorint's banks (see Note 2.E).

(7) Commitments given in the normal course of business include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total of €26 million. In addition, as explained in Note 40, following the tax audit of CIWLT, the French tax authorities issued a notice ordering CIWLT to settle the tax deficiencies. In August 2004, Accor provided a €191 million tax bond issued by a bank in exchange for a stay of payment.

To the best of the Group's knowledge and in accordance with generally accepted accounting principles, no commitments given have been omitted from the above list.

Note 41. 2. Off-balance sheet commitments received

Off-balance sheet commitments received at December 31, 2006 break down as follows:

(in € millions)	Less than 1 year	1 to 5 years	Beyond 5 years	2006	2005 Restated
Irrevocable commitments received for the purchase of intangible assets and property, plant and equipment	-	-	-	-	7
Irrevocable commitments received for the purchase of financial assets	-	141	-	141	141
Customer orders spanning several years	-	-	-	-	-
PURCHASE COMMITMENTS RECEIVED	-	**141**	-	**141**	**148**
Sellers' warranties received	-	1	1	2	74
Debt waivers granted with a clawback clause	-	-	-	-	-
Loan guarantees received	-	-	-	-	-
Other guarantees received in the normal course of business[1]	20	65	-	85	95
OTHER COMMITMENTS AND GUARANTEES RECEIVED	**20**	**66**	**1**	**87**	**169**
TOTAL DECEMBER 2006	**20**	**207**	**1**	**228**	-
TOTAL DECEMBER 2005 RESTATED	**118**	**241**	**2**		**317**

(1) In connection with first transaction with Accor, Foncière des Murs, agreed to finance a €102 million renovation program (see Note 2.B.2). At December 31, 2006, Foncière des Murs made €49 million of renovation. In a second transaction, it agreed to finance a €39 million renovation program. At December 31, 2006, Foncière des Murs made €8 million of renovation.

Purchase options under finance leases are not included in this table.

Note 42. Consolidated Companies Net Profit

(in € millions)	2004 Restated	2005 Restated	2006	2005 Published	2004 Published
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS	**480**	**569**	**727**	**603**	**513**
Cancellation of share of profit of associates after tax	(1)	(8)	(11)	(8)	(2)
CONSOLIDATED COMPANIES PROFIT BEFORE TAX	**479**	**561**	**716**	**595**	**511**
Restructuring costs	(13)	(39)	(69)	(43)	(22)
Impairment losses	(49)	(107)	(94)	(107)	(52)
Gains and losses on management of hotel properties	(8)	73	109	72	(8)
Gains and losses on management of other assets	(26)	(38)	15	(37)	(23)
Income tax expense	(144)	(117)	(258)	(124)	(152)
CONSOLIDATED COMPANIES NET PROFIT	**239**	**333**	**419**	**356**	**254**

Financial Statements

Note 43. Main Consolidated Companies at December 31, 2006

The main subsidiaries and associates represent 91% of consolidated revenue, 93% of EBITDAR and 93% of EBIT. The many other subsidiaries and associates represent individually less than 0.7% of consolidated revenue, EBITDAR and EBIT.

HOTELS

FRANCE			
Exhotel	France	IG	100.00%
Etap Hotels	France	IG	96.00%
Hotexco	France	IG	100.00%
La Thermale de France	France	IG	100.00%
Mer et Montagne	France	IG	100.00%
Mercure International Hotels	France	IG	100.00%
Paris Berthier	France	IG	100.00%
Paris Suffren	France	IG	75.00%
SNC DGR Grand Ouest	France	IG	100.00%
SNC DGR Île-de-France	France	IG	100.00%
SNC DGR Rhône-Alpes Méditerranée	France	IG	100.00%
Société Commerciale des Hôtels Économiques	France	IG	99.95%
Société Hôtelière Danton Michelet	France	IG	100.00%
Société Hôtelière du Nouveau Bercy	France	IG	100.00%
Société de Développement des Hôtels Économiques	France	IG	100.00%
Société de Management International	France	IG	100.00%
Société d'Étude et de Promotion Hôtelière Internationale	France	IG	100.00%
Société Hôtelière de la Porte de Sèvres	France	IG	100.00%
Société Internationale de Services des Hôtels Économiques	France	IG	100.00%
Thalamer	France	IG	99.90%
Société d'Exploitation d'Hôtels Suites	France	IG	100.00%
Société Hôtelière Nice Centre	France	MEE	45.00%
EUROPE EXCL. FRANCE			
Accor Hôtellerie Deutschland	Germany	IG	100.00%
Dorint	Germany	MEE	34.35%
Accor Austria AG	Austria	IG	100.00%
Accoordination	Belgium	IG	99.79%
Accor Hotels Belgium	Belgium	IG	100.00%
Accor Hoteles Spain	Spain	IG	100.00%
Société Hotelière Athènes Centre	Greece	IG	100.00%
Pannonia Hotels RT	Hungria	IG	99.92%
Sofitel Gestioni Alberghiere Italia	Italy	IG	99.49%
Sifalberghi	Italy	IG	96.28%
Motel Maatschappij Hollande	Netherlands	IG	100.00%
Nhere BV	Netherlands	IG	100.00%
Novotel Nederland	Netherlands	IG	100.00%
The Grand Real Estate	Netherlands	IG	100.00%
Orbis	Pologne	MEE	40.58%
Goldtur	Portugal	IP	50.00%
Portis	Portugal	IP	50.00%
Katerinska Hotels	Czech Republic	IG	100.00%
Accor UK Business & Leisure	United Kingdom	IG	100.00%
Accor UK Economy Hotels	United Kingdom	IG	100.00%
Accor Hôtels Scandinavia	Sweeden	IG	100.00%
Accor Switzerland	Switzerland	IG	100.00%
NORTH AMERICA			
Accor Canada Inc.	Canada	IG	100.00%
Accor Business & Leisure North America Inc.	United States	IG	100.00%
IBL Limited	United States	IG	100.00%
Red Roof Inns	United States	IG	100.00%
LATIN AMERICA AND CARIBBEAN			
Hotelaria Accor Brasil	Brazil	IG	100.00%
OTHER COUNTRIES			
Formula 1 Pty	South Africa	IG	52.60%
Mercure Premier Lodge South Africa	South Africa	IG	100.00%
Saudi Hotels Management	Saudi Arabia	IG	99.95%
Accor Asia Pacific Corp.	Australia / Asia	IG	100.00%
Société Propriétaire de l'Hôtel de l'Union	Senegal	IG	99.80%
Société Abidjanaise	Ivory Coast	IG	100.00%
Accor Hotels SAE	Egypt	IG	89.15%
Risma	Morroco	MEE	34.92%
Sodenos	Worlwide Strucutres	IG	100.00%

Legend :

IG: Fully consolidated,
IP: Consolidated using the proportional method,
MEE: Accounted for by the equity method.

ACCOR S.A.

SERVICES

FRANCE

ccor Services France	France	IG	99.21%
ofid	France	IG	99.21%
imula	France	IG	98.93%

EUROPE EXCL. FRANCE

ccor Services Deutschland	Germany	IG	99.21%
ccor Services Austria	Austria	IG	98.38%
ccor T.R.B.	Belgium	IG	99.21%
ccor Services Empresariales	Spain	IG	97.22%
ccor Services Hungria	Hungria	IG	97.74%
emeaz	Italy	IG	94.64%
erial	Italy	IG	94.64%
uro Servicos Alimentares	Portugal	IG	99.69%
ccor Services CZ SRO	Czech Republic	IG	97.74%
ccor Services Roumania	Roumania	IG	89.71%
ungastro	Roumania	IG	79.21%
uncheon vouchers	United Kingdom	IG	99.21%
apital Incentives & Motivation	United Kingdom	IG	95.49%
mployee Advisory Resource Limited	United Kingdom	IP	44.99%
ccor Services Slovakia	Slovekia	IG	99.21%
kskuponger	Sweeden	IG	99.11%

NORTH AMERICA

ccor Services North America inc.	United States	IG	99.21%
orkplace Benefits	United States	IP	44.99%
recommute	United States	IG	60.73%
ommuter Check Services Corporation	United States	IG	99.21%

LATIN AMERICA AND CARIBBEAN

ccor Argentina	Argentina	IG	99.30%
cket Brazil	Brazil	IG	99.99%
ccor Services Chile	Chile	IG	73.76%
ccor Servicios Empresariales	Mexico	IG	97.21%
rvicios Empresariales	Venezuela	IG	55.41%

OTHER COUNTRIES

ccor Services Australia	Australie	IG	99.21%
vidson & Trahaire	Australie	IG	84.33%
yal Image Direct	India	IG	69.44%

OTHER SERVICES

Académie Accor	France	IG	100.00%
Accor centre de contacts clients	France	IG	100.00%
Frantour	France	IG	100.00%
Devimco	France	IG	99.99%
Lenôtre	France	IG	99.97%
Risto	Italy	IG	94.64%
Scapa Italia	Italy	IG	97.00%
Go Voyages	France	IG	100.00%
GR	Brazil	IG	99.99%
Groupe Lucien Barrière	France	IP	30.19%

99.49% → Compagnie Internationale des Wagons-Lits & du Tourisme* — Belgium

Rail Restauration	France	IG	99.49%
Treno	Italy	IG	99.49%
WLT Mexicana	Mexico	IG	99.49%

** All entities are held directly by Accor SA, except for Compagnies des Wagon-lits.*

Note 44. Additional Information about Jointly-controlled Entities

(in € millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue for the Group	Costs for the Group	Net Profit*
Casinos France (Groupe Lucien Barrière)	65	133	73	125	321	(292)	29
Australia	11	29	22	18	35	(35)	-
Portugal hotels	7	56	42	22	28	(30)	(2)

* *Information presented in accordance with IAS 14 (Segment Reporting).*

Above disclosed figures correspond to Group share. Information related to Carlson Wagonlit Travel (CWT) is presented Note 17.

Note 45. Subsequent Events

Sale-and-management back of two Sofitel units in New-York and Philadelphia

In line with the strategy underlying the transactions carried out in 2006 and with its asset management strategy, at the beginning of January 2007, Accor sold two US Sofitel hotels for $255 million to a joint venture comprised of GEM Realty Capital, Whitehall Street Global Real Estate Limited Partnership 2005 and Accor. Created in March 2006 for the first transaction, the joint venture already owns six US Sofitel hotels. The two hotels, totalling 734 rooms, are located in New York and Philadelphia. Accor remain a 25% shareholder in the joint venture and will continue to manage the hotels under the Sofitel brand name through a 25 year contract. The sale of the two units is scheduled for completion in 2007 and these units are therefore reported in the consolidated balance sheet at December 31, 2006 under "Assets held for sale" for a net amount of €9 million.

The sale became effective on January 30, 2007. The transaction will enable Accor to reduce its debt by $39 million.

Sale of Sofitel Houston

In line with its asset management strategy, at the beginning of January 2007, Accor sold outright, for an amount of $26.5 million one Sofitel hotel located in Houston. The sale of this unit is scheduled for completion in 2007 and this unit is therefore reported in the consolidated balance sheet at December 31, 2006 under "Assets held for sale" for a net amount of €16 million. The €8 million provision for losses on the sale was reversed from the December 31, 2006 balance sheet. The sale became effective in January. The transaction will enable Accor to reduce its debt by $20 million.

Sale of Go Voyages

As part of the disposal of its non-strategic assets, at the beginning of 2007, Accor sold its entire 100% stake in Go Voyages to Financière Agache Investissement (Groupe Arnault) and to Go Voyages management for €281 million, representing a capital gain of around €200 million after settlement of reciprocal receivables and payables. The sale of this stake is scheduled for completion in 2007. All of Go Voyages's current and non-current assets have therefore been reclassified as "Assets held for sale" in the consolidated balance sheet at December 31, 2006 for a net amount of €144 million and all its liabilities (excluding equity) have been reclassified under "Liabilities of Assets classified as held for sale" for a net amount of €120 million.

To continue leveraging the synergies developed over the past four years between Accor and Go Voyages, a three-year, renewable marketing partnership has been formed to ensure the preferred distribution of Accor hotels by Go Voyages.

Midscale and Economy Hôtels

On February 12, Accor signed a memorandum of understanding to sell and lease back 30 hotel properties (5,000 Ibis and Novotel rooms) in the United Kingdom to Land Securities. These units have been reported in the consolidated balance sheet at December 31, 2006 under "Assets held for sale" for a net amount of €82 million (see Note 31).

Accor will continue to operate the hotels under 12-year variable leases, at rents based on an average 21% of annual revenues with no guaranteed minimum. The leases are renewable six times, for a total of 84 years. Expenses related to the land and hotel building – structural maintenance capex and insurance costs – will be paid by the new owner, and the agreement also provides for a €53 million renovation program financed by the owner. The transaction will

enable Accor to reduce its adjusted net debt (rental discounted with an 8% rate) by €543 million, of which €166 million will be added to the Group's cash reserves. It will have no impact on EBITDA but will add around €7 million to 2007 profit before tax.

On March 5, Accor signed a memorandum of understanding to sell and lease back 72 hotel properties in Germany (8,549 Novotel, Mercure, Ibis and Etap rooms) and 19 hotel properties in Netherlands (3,598 Novotel, Mercure, Ibis and Etap rooms) to Moor Park Real Estate for €863 million. The agreement also provides for a €43 million renovation program financed by the owner.

These units have been reported in the consolidated balance sheet at December 31, 2006 under "Assets held for sale" for a net amount of €77 million (see Note 31).

Accor will continue to operate the hotels under 12-year variable leases, at rents based on an average 18% of annual revenues with no guaranteed minimum. The leases are renewable 6 times, for a total of 84 years. Expenses related to the land and hotel building – structural maintenance capex and insurance costs – will be paid by the new owner. The transaction will enable Accor to reduce its adjusted net debt (rental discounted with an 8% rate) by €612 million, of which €215 million will be added to the Group's cash reserves. It will have no impact on EBITDA but will add around €5 million to profit before tax in 2007 and around €10 million on a full-year basis.

Note 46. Strategic review Red Roof Inn

In connection with the review of its assets, the Board decided to perform a strategic review of its Red Roof Inn assets in North America. This strategic review was still in progress at the year-end and, as no formal decision had been made, Red Roof Inn was consolidated on a 100% basis.

If the review leads to the decision to dispose of this business, in the balance sheet at December 31, 2006 Red Roof Inn' assets will be reclassified under "Non-current assets held for sale" and its liabilities (excluded equity and intragroup debts) will be reclassified under "Liabilities related to assets held for sale". At December 31, 2006, Red Roof Inn' assets amounted to €648 million and its liabilities to €55 million. The company reported 2006 revenue of €281 million, profit before tax and non-recurring items of €9.9 million and net profit of €5 million.

Note 47. Related Party Transactions

Related party transactions between Accor SA and its subsidiaries are eliminated in consolidation and are therefore not included in the following tables. The transactions summarized below concern the most significant transactions carried out in the normal course of business with companies where the Chairman and Chief Executive Officer is a member of the Board of Directors.

Related party transactions

		Related party receivables			Related party payables			Provisions for doubtful accounts			Off-balance sheet commitments		
(in € millions)	**Type of transaction**	**2004**	**2005**	**2006**	**2004**	**2005**	**2006**	**2004**	**2005**	**2006**	**2004**	**2005**	**2006**
COLONY CAPITAL	Long-term loan	68	33	-	-	-	-	27	-	-	-	-	-
	GLB put option granted to Accor	-	-	-	-	-	-	-	-	-	140	140	140
	Bond issues	-	-	-	-	1,000	1,000	-	-	-	-	-	-

Information related to jointly-controlled entities is presented in Note 44.

At the publish date of this document, the information presented above did not change.

Note 48. Corporate Officers' Compensation

(in € millions)	**2004**	**2005**	**2006**
Short-term benefits received	7	7	10
Post-employment benefits	(2)	(2)	-
Other long-term benefits	-	-	-
Compensation for loss of office	17	17	-
Share-based payments	2	2	3
TOTAL COMPENSATION	**24**	**24**	**13**

In 2005, compensation concerned the members of the Management Board. In 2006, it concerns the thirteen-member Executive Committee.

Also, provisions for pensions include €2 million attributable to the Executive Committee.

Parent Company Financial Statements

CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

Summary of significant accounting policies

The parent company financial statements have been prepared in accordance with French generally accepted accounting principles, including the principles of prudence and segregation of accounting periods. They are presented on a going concern basis and accounting methods have been applied consistently from one year to the next. Assets recorded in the balance sheet are stated at historical cost, contributed value or revalued cost, as applicable.

Since January 1, 2005, the Company has applied CRC standard 2004-06 relating to the definition, recognition and measurement of assets, and CRC standard 2002-10 concerning depreciation, amortization and impairment of assets.

Property and equipment and intangible assets are recognized when the following two conditions are met:

- It is probable that the expected future economic benefits that are attributable to the asset will flow to the Company;
- The cost or value of the asset can be measured reliably.

The main accounting policies applied are as follows:

a) Intangible assets

Intangible assets are stated at cost.

Organization expense is amortized over five years.

Business rights, networks and brands are not amortized. Their value is assessed at each year-end and more frequently if events or circumstances indicate a possible impairment in value. If an assessment of fair value based on the same criteria as at the time of acquisition indicates the existence of an other-than-temporary impairment in value, a provision is recorded.

Computer software is amortized over the estimated period of benefit, generally between two and five years.

b) Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, as follows:

- Buildings: 30 to 50 years;
- Fixtures and fittings: 7 to 25 years;
- Other assets: 5 to 15 years.

a and b bis) Fair values of intangible assets and property and equipment

At each year-end, the Company determines whether there are any indicators of impairment in value of intangible assets or property and equipment. Where there is an indication that the value of an asset may be impaired, its value in use is assessed for the purpose of calculating the possible impairment charge.

c) Investments

Shares in subsidiaries and affiliates and other investments are stated at cost. They are written down to an amount corresponding to the Company's equity in the underlying net assets, where the company concerned is not certain of achieving operating profitability in the future.

The fair value of investments in subsidiaries and affiliates is assessed using a range of indicators, including:

- The historical data used to value the investment at the time of acquisition,
- Current profitability data and the current value of underlying net assets,
- Projections of future profitability, realizable values and economic trends.

The valuation process also takes into account the maturity of the business (for example, no provision is recorded for investments in companies that are in the start-up phase and whose future profitability is assured).

Additional provisions may be recorded to write down advances to the company concerned and, where necessary, a provision for contingencies is also recorded.

d) Inventories

All inventories are stated at the lower of cost and probable realizable value. Cost is determined by the weighted average cost method;

e) Deferred charges

Following adoption of the new accounting standard relating to assets, as from January 1, 2005 deferred charges consist solely of debt issuance costs which are amortized over the life of the related debt.

f) Receivables

Receivables are stated at nominal value. A provision is recorded to cover any risk of non-recovery.

g) Marketable securities

Marketable securities are stated at the lower of cost and market.

h) Untaxed provisions

Hotel non-current assets are depreciated by the reducing balance method for tax purposes. The difference between straight-line depreciation recorded in the accounts and reducing balance depreciation calculated for tax purposes is taken to shareholders' equity under "Excess tax depreciation".

i) Provisions for contingencies and charges

Provisions for contingencies and charges are determined in accordance with CRC standard 2000-06 relating to liabilities.

A provision is recorded when the Company has an obligation towards a third party, which is probable or certain of giving rise to an outflow of economic resources without any inflow of economic resources of at least an equivalent value being expected.

j) Provisions for pensions and other post-retirement benefit obligations

In accordance with CNC recommendation 2003-R01 dated April 1, 2003, the Company's total obligation for the payment of pensions and other post-retirement benefits is provided for in the balance sheet. These obligations concern statutory length-of-service awards payable in France and other defined benefit plans. The projected benefit obligation is recognized on a straight-line basis over the vesting period, taking into account the probability of employees leaving the Company before retirement age. The provision recorded in the balance sheet is equal to the discounted value of the defined benefit obligation, plus or minus any actuarial differences, which are taken to the income statement in the year in which they arise.

In addition to these statutory benefit schemes, certain employees are members of:

- A defined contribution supplementary pension plan funded by periodic contributions to external organizations that are responsible for the administrative and financial management of the plan as well as for payment of the related annuities. The contributions made by Accor under these plans are expensed as incurred;
- A defined benefit supplementary pension plan under which beneficiaries are entitled to pension benefits calculated based on their salary and the duration of their participation in the plan. The provision recorded in relation to the Company's obligation under this plan takes into account any amounts funded through external organization.

k) OCEANE bonds

OCEANE bonds (Obligations à option de Conversion ou d'Echange en actions Nouvelles et/ou Existantes) offer the issuer the option of exchanging the bonds for either new shares issued for this purpose or existing shares held in treasury or purchased on the market. The probable redemption premium on the May 2002 OCEANEs is being accrued over the life of the bonds.

l) Plain vanilla bonds

For plain vanilla bonds issued at a discount to face value, the difference between the issue proceeds and the face value of the bonds is amortized on a straight-line basis over the life of the bonds.

m) Foreign currency transactions

Income and expenses in foreign currencies are converted into euros at the exchange rate prevailing on the transaction date.

Payables, receivables and cash balances in foreign currencies are converted at the year-end exchange rate.

Translation differences are recorded in the balance sheet.

No provision for exchange losses is recorded for loans and borrowings denominated in the same currency with broadly equivalent maturities.

n) Currency risks

Currency risks arising on the conversion of euro cash reserves into foreign currencies to meet part of the financing needs of foreign subsidiaries are hedged by swaps with the same maturities as the loans to subsidiaries.

o) Corporate income tax

Accor has elected for group relief in application of the Act of December 31, 1987. Under the group relief system, the tax losses of certain companies in the tax group can be netted off against the profits of other companies in the group, provided that certain conditions are met. The applicable tax rules are set down in articles 223 A et seq. of the French General Tax Code.

Each company in the tax group records in its accounts the tax charge it would have incurred if it had been taxed on a stand-alone basis. The group relief profit or loss is recorded in the balance sheet of Accor as the entity at the head of the tax group.

Further to changes in tax regulations applicable since January 1, 2005, provisions for unrealized long-term losses on securities may no longer be offset against capital gains realized on the same class of investments.

Condensed financial statements of the parent company

The following parent company financial statements are condensed versions. The full statements, including the notes, are available upon request, in French. There are no items not reflected in the financial statements that would assist an investor in assessing the Company.

Condensed Balance Sheet

(in € millions)	2004	2005	2006
ASSETS			
Intangible assets	104	117	110
Property and equipment	117	120	84
Financial assets	6,583	6,729	6,339
Receivables	2,045	2,662	1,377
Cash and cash equivalents	110	86	32
TOTAL ASSETS	**8,959**	**9,714**	**7,942**

(in € millions)	2004	2005	2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	620	652	637
Additional paid-in capital and retained earnings	2,793	3,123	2,788
Net profit for the year	221	166	487
Other equity – perpetual subordinated notes (T.S.D.I)(1)	448	443	
Provisions for contingencies and charges	100	109	115
Convertible bonds(2)	1,205	1,650	1,309
Other debt	3,375	3,394	2,401
Other liabilities	197	177	205
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,959**	**9,714**	**7,942**

(1) Including accrued interest of €0.19 million in 2004, due on June 27, 2005.

(2) In 2004 :

a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €5.7 million due on January 1, 2005.

b) 15,304,348 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €12.82 million due on January 1, 2005.

In 2005 :

a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €3.8 million due on January 1, 2006.

b) 6,383,362 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €4.5 million due on January 1, 2006.

c) 116,279 bonds with a face value of €4,300 each, issued in May 2005, plus accrued interest of €1.9 million due on February 18, 2006.

d) 128,205 bonds with a face value of €3,900 each, issued in May 2005, plus accrued interest of €2.6 million due on February 18, 2006.

In 2006 :

a) 3,415,391 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €1.9 million due on January 1, 2007.

b) 2,755,671 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €2 million due on January 1, 2007.

c) 116,279 bonds with a face value of €4,300 each, issued in May 2005, plus accrued interest of €1.9 million due on February 18, 2007.

d) 128,205 bonds with a face value of €3,900 each, issued in May 2005, plus accrued interest of €2.6 million due on February 18, 2007.

Condensed Income Statement

(in € millions)	**2004**	**2005**	**2006**
Operating revenues	542	605	633
Operating expenses	(480)	(535)	(593)
Depreciation, amortization and provisions	(58)	(76)	(70)
EBIT	**4**	**(6)**	**(30)**
Other gains (losses)	(1)		
Investment income	389	385	305
Other financial income	115	131	162
Financial expenses	(296)	(352)	(234)
Net additions to provisions	(176)	(40)	(176)
NET FINANCIAL INCOME	**32**	**124**	**57**
EXCEPTIONAL ITEMS	**130**	**33**	**422**
Tax	56	15	38
NET PROFIT	**221**	**166**	**487**

Shareholders' Equity at December 31, 2006

(in € millions)	
Share capital	637
Additional paid-in capital	2,206
Legal reserve	65
Untaxed reserves	9
Other reserves	112
Retained earnings	392
Net profit for the year	487
Untaxed provisions	4
TOTAL BEFORE APPROPRIATION	**3,912**

Proposed Appropriation of Net Profit

(in € millions)	
The Board of Directors will recommend that shareholders appropriate:	
2006 net profit of:	487
Plus: retained earnings at December 31, 2006 comprising:	392
- retained earnings brought forward from the prior year	*390*
- prior-year dividends not paid out on treasury stock	*2*
TOTAL INCOME AVAILABLE FOR DISTRIBUTION	**879**
To the legal reserve	0
To ordinary dividends (€1.45 per share)*	307
To payment of a special dividend (€1.50 per share)*	318
To retained earnings	254
TOTAL	**879**

* *Number of shares recorded in the balance sheet at December 31, 2006*	*212,409,741*
Shares cancelled by the Board of Directors on January 10, 2007	*(332,581)*
Shares carrying dividend rights	*212,077,160*

Five-Year Financial Summary

(in € thousands)	**2002**	**2003**	**2004**	**2005**	**2006**
1 - CAPITAL AT YEAR-END					
Share capital	597,776	597,779	620,132	651,797	637,229
Number of shares in issue	199,258,550	199,259,550	206,710,509	217,265,774	212,409,741
Number of convertible bonds in issue	3,415,424	18,719,772	18,719,772	10,043,270	6,415,546
2 - RESULTS OF OPERATIONS					
Net revenues	486,546	503,980	529,043	576,133	592,479
Profit before tax, depreciation, amortization and provisions	554,292	293,509	327,995	236,590	610,749
Income tax	(35,709)	(30,634)	(56,429)	(14,581)	(38,531)
Net profit	337,244	178,462	221,467	166,097	487,210
Dividends	258,291	268,223	268,724	249,856	625,628(1)
3 - PER SHARE DATA (IN €)					
Earnings per share after tax, before depreciation, amortization and provisions	2.96	1.63	1.86	1.15	3.06
Earnings per share	1.69	0.90	1.07	0.76	2.29
Dividend per share (before tax credit/allowance)	1.05	1.05	1.30	1.15	2.95(1)
4 - EMPLOYEES					
Number of employees	902	1,225	1,294	1,273	1,271(2)
Total payroll and employee benefits(3)	78,781	112,942	116,904	120,413	142,140

(1) Recommended dividend for 2006 based on 212,077,160 shares following the cancellation of 332,581 shares by the Board of Directors on January 10, 2007.

(2) Number of employees on the Accor SA payroll at December 31, 2006.

(3) The published figures for 2004 and 2005 did not reflect income corresponding to the rebilling of salaries and payroll taxes.

MAIN SUBSIDIARIES AND AFFILIATES AT DECEMBER 31, 20

Subsidaries and affiliates	Currency	Share capital	Reserves (retained earnings)	Interest %
		(in thousands of local currency units)		
A - SUBSIDIARIES AND AFFILIATES WITH A BALANCE SHEET VALUE IN EXCESS OF 1% OF ACCOR'S CAPITAL				
1 - SUBSIDIARIES (AT LEAST 50%-OWNED)				
A) FRENCH SUBSIDIARIES				
SPCA 5, Esplanade Charles-de-Gaulle 93000 Nanterre	EUR	17,779	13,652	100.00%
SPFH 33, avenue du Maine 75015 Paris	EUR	29,796	(31,498)	100.00%
SDHE 33, avenue du Maine 75015 Paris	EUR	22,500	1,208	100.00%
IBL 33, avenue du Maine 75015 Paris	EUR	863,010	179,296	100.00%
S.I.H.N. 2, rue de la Mare-Neuve 91000 Evry	EUR	55,500	10,011	100.00%
Frantour 3/3 bis, Villa Thoreton 75015 Paris	EUR	30,493	36,660	99.99%
SEPHI 6-8, rue du Bois-Briard 91000 Evry	EUR	8,000	33,302	99.99%
SFPIE 33, avenue du Maine 75015 Paris	EUR	6,916	(8,045)	99.99%
SIET 3/3 bis, Villa Thoreton 75015 Paris[5]	EUR	3,233	(11,705)	99.99%
La Thermale de France, 2, cours de Verdun 40101 Dax cedex	EUR	2,405	(6,611)	99.99%
SH Bordeaux Aquitania 2, rue de la Mare-Neuve 91000 Evry	EUR	2,550	408	99.99%
Ste d'Exploitation des Hotels Suites 33, av. du Maine 75015 Paris	EUR	6,900	(14,261)	99.99%
P.I.H. 2, rue de la Mare-Neuve 91000 Evry	EUR	32,236	42,691	99.99%
SHTG Montauban 97190 Gosier	EUR	957	(2,108)	99.99%
Hotexco 6-8, rue du Bois-Briard 91000 Evry	EUR	39,071	102,735	99.99%
Fimaker 6-8, rue du Bois-Briard 91000 Evry	EUR	1,103	789	99.99%
Genomer 2, rue de la Mare-Neuve 91000 Evry	EUR	995	(443)	99.99%
Finexhor 2, rue de la Mare-Neuve 91000 Evry	EUR	13,177	15,681	99.99%
Cie Hôtelière de Lyon 2, rue de la Mare-Neuve 91000 Evry	EUR	6,045	851	99.98%
CEPIH 33, avenue du Maine 75015 Paris	EUR	688	11,159	99.98%
Accor.com 2, rue de la Mare-Neuve 91000 Evry	EUR	522	(8,386)	99.98%
Pradotel 6-8, rue du Bois-Briard 91000 Evry	EUR	447	21,265	99.98%
Prestotel 2, rue de la Mare Neuve 91000 Evry	EUR	192	999	99.96%
SMIH Pointe de la Cherry 97223 Le Diamant	EUR	942	(1,367)	99.95%
Go Voyages 14, rue de Cléry 75002 Paris[4]	EUR	150	22,326	99.93%
STPB Pointe du Bout 97229 Trois-Îlets	EUR	966	(1,863)	99.86%
SCI Prestige de Bordeaux 2, rue de la Mare-Neuve 91000 Evry	EUR	8,690	(3,102)	99.33%
Lenôtre 44, rue d'Auteuil 75016 Paris[5]	EUR	2,606	5,184	99.22%
SCHE 6-8, rue du Bois-Briard 91000 Evry	EUR	35,427	36,387	98.86%
Accor Service France 72, rue Gabriel-Peri 92120 Montrouge	EUR	388,037	30,394	98.30%
Accentiv'Travel 3/3 bis, Villa Thoreton 75737 Paris	EUR	2,400	(532)	98.30%
EAP France 62, avenue de Saxe 75015 Paris	EUR	739	(220)	98.15%
Accentiv'House 3/3 bis, Villa Thoreton 75015 Paris[5]	EUR	12,257	2,685	98.01%
Marcq Hôtel 2, rue de la Mare-Neuve 91000 Evry	EUR	6,789	8,811	96.91%

(in € thousands)

Carrying amount of shares		Outstanding loans and advances	Guarantees given	Last published net revenues	Results Last published net profit (loss)	Dividends received during the year
Cost	Net					
6,997	6,997	0	0	0	8,771	5,831
29,796	0	1,780	0	0	(662)	0
22,867	22,867	13,737	478	23,113	2,066	0
1,051,705	1,051,705	0	0	0	5,289	3,452
56,241	56,241	0	2	0	8,705	888
104,366	79,366	0	2	5,688	4,486	7,623
40,399	40,399	63,755	30	97,483	22,064	0
6,641	0	20,420	641	0	(658)	0
90,973	1,600	11,924	444	25,384	(10,693)	0
10,048	0	5,273	9	13,478	(1,935)	0
14,885	2,958	0	0	0	111	2,455
7,590	0	75,735	23	28,356	(1,273)	0
29,263	29,263	0	0	0	22,659	806
8,205	0	3,057	0	8,498	41	0
12,469	12,469	69,905	73	115,693	29,837	0
7,240	1,460	118	0	3,182	439	2,499
13,664	564	187	0	1,279	30	0
24,967	24,967	12,103	0	3,575	2,371	0
6,668	6,668	3,591	0	1,486	133	0
11,799	11,799	0	0	1,866	1,335	3,224
61,175	0	9,082	0	0	(526)	0
7,356	7,356	7,595	14	12,821	7,766	0
6,374	3,374	2,025	0	1,102	176	739
6,595	0	5,129	2	2,288	(1,349)	0
65,210	65,210	0	0	401,939	8,557	8,997
6,378	0	8,923	0	8,760	(851)	0
10,663	5,663	0	0	224	(3,106)	0
48,735	31,186	34,526	0	111,687	265	0
42,514	42,514	80,403	27	129,446	5,711	2,189
411,767	411,767	906	0	60,797	(5,420)	17,403
14,183	2,890	1	389	1,504	(1,141)	0
7,114	1,441	926	0	1,993	(1,462)	0
12,268	12,268	193	0	30,739	1,753	886
9,392	9,392	0	0	4,193	4,970	0

Subsidiaries and affiliates	Currency	Share capital	Reserves (retained earnings)	Interest %
		(in thousands of local currency units)		
SH Bernica Réunion 97434 Saint-Gilles-les-Bains	EUR	3,283	7,685	96.76%
Accor Afrique 2, rue de la Mare-Neuve 91000 Evry	EUR	16,048	(31,014)	94.85%
Roissy Orléans 6-8, rue du Bois-Briard 91000 Evry	EUR	2,250	1,040	72.00%
Mercure International Hôtel 2, rue de la Mare-Neuve 91000 Evry	EUR	54,336	73,678	71.79%
Seorim 2, rue de la Mare-Neuve 91000 Evry	EUR	31,359	17,883	70.94%
Accor Services Participations 33, avenue du Maine 75015 Paris	EUR	11,475	7,276	53.36%
B) FOREIGN SUBSIDIARIES				
Accor Switzerland SA (Switzerland)	CHF	14,300	58,562	100.00%
Budget Hotel Aktiebolag (Sweden)	SEK	50,000	(38,121)	100.00%
Novotel Nederland B.V. (Netherlands)(5)	EUR	3,086	29,941	100.00%
SH Athenes Centre (Greece)	EUR	2,114	(169)	100.00%
Ste d'expl.Hotek Polska (Poland)(5)	PLN	173,038	6,421	100.00%
Katerinska Hotel (Czech Republic)	CZK	300,000	395,846	100.00%
Accor UK Ltd. (United Kingdom)(5)	GBP	32,530	46,674	100.00%
Accor Hotel Belgium (Belgium)(5)	EUR	412,222	(181,445)	100.00%
Accor Hotel GmbH (Germany)(3)	EUR	25,570	134,192	100.00%
Sogedetu (Dominican Republic)	DOP	479,724	(130,933)	100.00%
Accor Canada Inc. (Canada)(5)	CAD	22,773	31,534	99.99%
Ste Immobiliaria Hot. de Mexico (Mexico)	MXN	328,076	(144,376)	99.98%
Marara S.A. (Polynesia)	XPF	160,000	544,394	99.96%
CHP Maeva (Polynesia)	XPF	160,000	136,060	99.86%
Cie des Wagons-Lits (Belgium)(5)	EUR	50,676	505,170	99.49%
Hoteles Accor de Argentina (Argentina)	AR$	65,375	(25,697)	98.81%
Accor TRB (Belgium)	EUR	5,965	32,584	98.30%
Accor Austria (Austria)	EUR	5,542	5,300	98.00%
Asesoria (Mexico)	MXN	12,635	32,999	91.11%
Delicard Group AB (Sweden)	SEK	1,150	5,080	88.80%
Accor Service SA (Romania)(5)	RON	5,219	60,337	88.80%
Accor Hoteles España (Spain)	EUR	23,889	20,382	86.79%
Accor Services Australia (Australia)	AUD	15,000	(1,298)	78.30%
Accor Argentina SA (Argentina)	AR$	5,334	94,830	73.41%
Safari Club Moorea (Polynesia)	XPF	172,000	2,237,703	67.44%
Sheraton Gezirah Le Caire (Egypt)	USD	29,738	(570)	64.93%
Holpa (Luxembourg)(5)	EUR	53,245	5,661	63.55%
Accor Lodging North America (United States)	USD	1,696,285	262,748	62.14%
Cestaticket Accor Services C.A. (Venezuela)	VEB	650,000	68,309,535	54.50%
2 – AFFILIATES (10%- TO 50%-OWNED)				
A) FRENCH AFFILIATES				
Golf Médoc Pian Chemin de Courmateau 33390 Le Pian Médoc-Louens	EUR	411	1,861	49.82%
SHCLB 45, bd des Capucines 75003 Paris(4)	EUR	1,430	871,077	34.00%
Club Méditerranée 11, rue de Cambrai 75019 Paris(4)	EUR	77,432	310,217	11.43%

(in € thousands)

Carrying amount of shares Cost	Net	Outstanding loans and advances	Guarantees given	Last published net revenues	Results Last published net profit (loss)	Dividends received during the year
8,464	8,464	0	0	4,502	(555)	0
15,706	0	72,464	136	11,104	(2,224)	0
8,592	8,592	624	0	1,423	973	0
65,114	65,114	10,879	0	52,246	17,222	5,363
22,164	22,164	0	0	0	16,274	0
10,017	10,017	14,304	0	0	33	547
25,907	25,907	0	2,116	7,322	6,909	6,404
6,722	1,112	0	0	2,390	195	0
16,825	16,825	0	0	48,461	5,166	0
9,543	2,602	0	13,838	4,622	(360)	0
60,481	48,481	0	0	9,231	720	1,397
9,125	9,125	0	0	24,372	4,892	0
92,790	92,790	0	0	0	(7,488)	29,534
352,299	352,299	91,671	0	126,594	(3,964)	0
218,725	188,725	15	7,384	522,119	(37,484)	0
20,855	8,762	0	0	4,557	(12)	0
12,021	12,021	10,863	0	24,432	3,455	0
28,171	14,171	117	0	10,721	(1,852)	0
7,610	5,110	5,660	4,190	3,577	204	0
6,710	1,010	6,535	3,352	7,859	1,461	0
1,148,917	602,550	36	190,870	139,890	233,929	12,100
25,758	8,848	0	0	0	294	0
23,035	23,035	804	0	42,129	22,293	15,522
20,751	20,751	0	0	5,850	2,205	0
7,471	7,471	0	0	1,364	1,333	1,216
6,964	6,964	0	0	0	(2)	0
10,048	10,048	188	0	23,063	16,636	13,305
30,240	30,240	0	69	121,607	537	0
7,101	7,101	0	0	7	(1,019)	0
12,670	12,670	7,628	0	32,795	10,823	2,301
7,030	7,030	17,625	7,542	1,029	5,480	0
39,779	39,779	0	0	201	(2,749)	988
44,585	44,585	0	0	0	1,935	1,589
984,102	984,102	0	0	0	2	0
8,288	8,288	2,760	0	55,748	24,982	10,142
7,372	1,152	1,209	0	1,355	51	0
318,200	318,200	0	0	41,452	17,343	4,269
99,556	90,264	0	0	1,005,932	(14,481)	0

Financial Statements

Subsidaries and affiliates	Currency	Share capital	Reserves (retained earnings)	interest %
		(in thousands of local currency units)		
B) FOREIGN AFFILIATES				
Amorim Hotels Serviços (Portugal)(3)	EUR	14,300	22,064	50.00%
Hungastro (Romania)	RON	5,751	18,615	43.30%
Tanit International (Tunisia)(5)	TND	60,000	(12,522)	37.50%
Orbis (Poland)(3)	PLN	517,754	1,088,590	35.58%
Dorint Ag (Germany)(3)	EUR	17,550	(5,431)	34.35%
Risma (Morocco)	MAD	623,201	286,753	32.53%
Sifalberghi (Italy)(3)	EUR	13,000	15,552	30.65%
Progetto Venezia (Italy)(1)	EUR	20,750	(10,243)	20.00%
AAPC (Australia)(5)	AUD	522,382	(72,669)	18.10%
Cie Italienne de Tourisme Holding SpA (Italy)(2)	EUR	26,367	(78,730)	10.00%
3 – OTHER INVESTMENTS (LESS THAN 10%-OWNED)				
B – OTHER INVESTMENTS IN COMPANIES WITH A BALANCE SHEET VALUE OF LESS THAN 1% OF ACCOR'S CAPITAL				
1 – SUBSIDIARIES (AT LEAST 10%-OWNED)				
A) FRENCH SUBSIDIARIES (AGGREGATE)				
B) FOREIGN SUBSIDIARIES (AGGREGATE)				
2 – OTHER INVESTMENTS (LESS THAN 10%-OWNED)				
A) FRENCH COMPANIES (AGGREGATE)				
B) FOREIGN COMPANIES (AGGREGATE)				
TOTAL				

(1) Balance sheet at December 31, 2004.
(2) Balance sheet at June 30, 2005.
(3) Balance sheet at December 31, 2005.
(4) Balance sheet at October 31, 2006.
(5) Provisional or unaudited balance sheet.

Financial Statements

(in € thousands)

Carrying amount of shares Cost	Net	Outstanding loans and advances	Guarantees given	Last published net revenues	Results Last published net profit (loss)	Dividends received during the year
7,145	7,145	0	0	0	(5,232)	0
13,402	13,402	0	0	7,802	4,748	223
28,933	6,432	0	0	22,018	(2,339)	0
117,750	117,750	6	0	147,528	21,034	1,439
91,792	0	0	25,000	445,311	(71,881)	0
33,460	29,460	0	0	31,125	690	0
9,388	8,788	0	0	88,256	184	0
8,568	0	0	0	1,094	(8,622)	0
66,758	66,758	38,164	0	5,072	(2,429)	0
8,985	0	0	0	3,125	(5,911)	0
215,377	**140,903**	**286,524**	**15,656**			**59,926**
98,073	**57,277**	**10,843**	**36,138**			**40,843**
5,987	**4,880**	**21,049**	**14**			**104**
550	**233**	**37,899**	**0**			**0**
6,772,383	**5,511,781**	**1,069,161**	**308,439**			**264,204**

STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS AND COMMITMENTS

YEAR ENDED DECEMBER 31, 2006

To the shareholders,

In our capacity as Statutory Auditors of your company, we present below our report on regulated agreements and commitments.

Agreements and commitments authorized during the year

In application of article L 225-40 of the French Commercial Code, we have been informed of the agreements and commitments approved in advance by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements or commitments. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements and commitments that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements and commitments are appropriate and should be approved.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

1. With Compagnie des Alpes and SOJER

Persons concerned: Jérôme Seydoux and Dominique Marcel, members of the Board of Directors

Type of agreement and purpose

Sale of shares in Compagnie du Mont Blanc.

Terms and conditions

On May 10, 2006, the Board of Directors authorized Accor S.A. to sell 86,972 shares in Compagnie du Mont Blanc, representing 9.64% of that company's capital, at a price of €80 per share, corresponding to a total of €6,957,760. The sale broke down as follows: 61,812 shares to Compagnie des Alpes, 12,580 shares to SEM Chamonix Développement and a further 12,580 shares to SOJER.

2. With Olympique Lyonnais (OL)

Person concerned: Jérôme Seydoux, member of the Board of Directors

Type of agreement and purpose

Sports sponsorship agreement between Accor and Olympique Lyonnais.

Terms and conditions

On May 10, 2006, the Board of Directors authorized the signature of a sports sponsorship agreement between Accor and the Olympique Lyonnais (OL) football team, effective from the start of the 2006-2007 season. Under this agreement, Accor is exclusively authorized to use, via any form of promotional medium, all of the marketing rights granted by OL, and to advertise its Novotel and Ticket Restaurant brands on the OL team strips.

- Financial conditions: Payment by Accor S.A. of a fixed annual fee of €8 million for the first season (2006-2007) and €9 million for the 2007-2008 and 2008-2009 seasons.
- Term: Three years with possible renewal for an additional two-year term, either automatically – in which case the annual fee would amount to €10 million – or based on new financial conditions to be negotiated between the parties. Accor S.A. also has a right of last refusal if new financial conditions are negotiated in order to enable it to align its proposal with any higher offer made by a competitor.

3. With Club Méditerranée and ICADE

Persons concerned: Francis Mayer (†) and Gilles Pélisson, members of the Board of Directors

Type of agreement and purpose

Sale of shares in Club Méditerranée.

Terms and conditions

On June 9, 2006 the Board of Directors authorized the sale of 22.9% of Club Méditerranée's capital, which had the effect of reducing Accor's interest to 6%. The divestment broke down as follows:

- Sale of a 16% stake based on a price of €44.90 per share – corresponding to the quoted price for Club Méditerranée's shares

Financial Statements

on June 8, 2006 – to a stable group of investors comprising Caisse des Dépôts et de Gestion du Maroc, Icade and Air France. These investors have signed a shareholders' agreement that also includes Accor S.A. in relation to its residual 6% interest.

According to this agreement, the Club Méditerranée shares cannot be transferred for a period of two years, following which each party has a right of first refusal over the other party's shares for a one-year period. The agreement also includes a three-year standstill commitment;

- Sale of an additional 6.9% stake, either on the market or to other investors that have not signed the shareholders' agreement, depending on market conditions.

An agreement concerning the sale of a further 1.5% of Club Méditerranée's capital has been signed with Generali France.

At the same time, to maintain the synergies between Accor and Club Méditerranée, a three-year partnership agreement has been signed, with a renewal option for subsequent one-year terms. This agreement will enable the two Groups to continue to promote their offerings – notably through their websites – and to bolster procurement synergies. More generally each of the Groups will be able to benefit from the other's expertise, in particular to drive revenue growth.

4. With Paul Dubrule and Gérard Pélisson, Accor's Co-Chairmen and Co-Founders

Type of agreement and purpose

Exceptional remuneration.

Terms and conditions

On December 6, 2006 the Board of Directors authorized the payment of an exceptional amount of €300,000 (excl. taxes) to each of the Group's Co-Chairmen and Co-Founders, as remuneration for advisory and representative work carried out during 2006 on behalf of the Group.

5. With Gilles Pélisson, Director and Chief Executive Officer

Type of agreement and purpose

Participation in the supplementary retirement plan set up for Accor S.A.'s senior managers and executives.

Terms and conditions

On January 10, 2007, the Board of Directors authorized the signature of an addendum to the rules concerning Accor S.A.'s supplementary defined contribution and defined benefit retirement plans set up on January 1, 2005. One of the purposes was to extend the membership of these plans to corporate officers who are members of Accor's Executive Committee, including Gilles Pélisson, with effect from January 1, 2006.

Under these plans, except in specific cases provided for by law, if a beneficiary leaves the Group before the date of retirement, he or she will retain only the rights accrued under the defined contribution scheme (i.e. an annual employer contribution of up to 5% of five times the annual social security cap) and lose the rights accrued under the defined benefit scheme. The Director and Chief Executive Officer's total replacement rate (government-sponsored basic pension plus Accor supplementary plans) upon retirement is capped at 35% of the average of the three highest annual compensations (base salary plus bonus) over the ten years prior to the date of retirement.

Agreements and commitments approved in prior years by Ordinary Shareholders' Meetings, which remained in force during the year

In application of the decree of March 23, 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

1. Technical support agreement with Compagnie Internationale des Wagons-lits et du Tourisme (CIWLT)

Type of agreement and purpose

Technical support agreement.

Terms and conditions

The technical support agreement with CIWLT was amended on November 23, 2006 with retroactive effect as from January 1, 2006. These amendments reduced the scope of services provided by Accor S.A., leading to a decrease in the annual fee for 2006 to €10,000.

2. With Société Générale, BNP Paribas and CDC Ixis

Type of agreement and purpose

Syndicated bank line of credit.

Terms and conditions

On September 7, 2004, the Supervisory Board authorized the Management Board to sign an agreement relating to the setting up of a €1.5 billion syndicated bank line of credit (with a possible extension to €2 billion). The main characteristics of this credit facility are as follows:

- Maturity: 5 years;
- Drawdowns possible for terms of one, two, three or six months in a minimum amount of €10 million;
- Interest rate: Euribor (for drawdowns in euros), Sitbor (for drawdowns in Swedish krona) and Libor (for drawdowns in other currencies) plus between 27.5 and 35 basis points per annum.

In 2006, the amount of this facility was extended to€2 billion and total drawdowns during the year came to €158 million. Commissions paid in 2006 totaled €2 million and interest amounted to €6.5 million.

3. With Groupe Lucien Barrière S.A.S.

Type of agreement and purpose

a) Service agreement between Accor S.A., the intercompany partnerships Accorest and Accorequip, and Groupe Lucien Barrière S.A.S.

Terms and conditions

On May 3, 2005, the Supervisory Board authorized the signature of a two-year contract effective from May 2, 2005 granting Groupe Lucien Barrière S.A.S. access to Accorest's and Accorequip's products and purchasing conditions in exchange for a contribution to the operating costs of these two intercompany partnerships. This agreement provides for Groupe Lucien Barrière S.A.S. to receive the following percentages of the fees received by the Company from its approved suppliers of food and other products:

- 60% if Groupe Lucien Barrière S.A.S. uses the approved suppliers for 0 to 60% of its purchases;
- 80% if the percentage of use exceeds 60%.

These rates are also applicable for sharing the fees received by Accor S.A. in connection with sales cooperation and brand image agreements signed with the suppliers. Of the total amount of fees, 20% is allocated to operating costs, with the remaining 80% forming the basis for the fee-sharing calculation.

Lastly, 15% of the amounts received by Groupe Lucien Barrière S.A.S. from the suppliers relating to brand image contracts signed solely with Groupe Lucien Barrière companies is paid to Accor S.A. as contribution for administrative and operating costs borne by Accor S.A.

In 2006, the Company received €122,965.95 (including VAT) in fees from this contract.

b) Sales and marketing agreement between Accor S.A. and Groupe Lucien Barrière S.A.S.

Terms and conditions

On May 3, 2005, the Supervisory Board authorized the signature of a fourteen-month contract effective from September 1, 2005 providing for Accor S.A. to supply sales and marketing tools – including the TARS reservation system, sales personnel and websites – to Groupe Lucien Barrière S.A.S. in return for:

- A fixed fee of €750,000 excluding VAT;
- A variable fee calculated as follows:
  - if the revenues contributed by Accor S.A. represent between 5 and 8% of the aggregate accommodation revenues generated by all of the beneficiary facilities, the variable fee will represent 1% of the said contributed revenues (excluding VAT),
  - if the revenues contributed by Accor S.A. exceed 8% of the aggregate accommodation revenues generated by all of the beneficiary facilities, the variable fee will represent 1.2% of the said aggregate contributed revenues (excluding VAT);
- A fixed fee of €80,000 excluding VAT for the implementation and utilization of reservation systems and the training of sales teams;
- The cost of joining the ATACS system (initial membership fee of $50.00 plus a commission of $0.74 per reservation per facility);

An amendment was signed on September 1, 2006 extending the contract for a two-year period from November 1, 2006 through October 31, 2008. Under this amendment:

- The original fixed fee of 750,000 excluding VAT has been reduced to 600,000 excluding VAT for the period from November 1, 2005 through October 31, 2006;
- The fixed fee has been set at €50,000 excluding VAT for the period from November 1, 2006 through October 31, 2007 and at €200,000 excluding VAT for November 1, 2007 through October 31, 2008. These fixed fees will be increased by €50,000 excluding VAT if the revenues contributed by Accor S.A. represent 5% or more of the annual aggregate revenues (excluding VAT) generated by the beneficiary facilities concerned;
- An additional variable fee is payable equivalent to 15% of the aggregate revenues contributed by Accor S.A. to the beneficiary facilities concerned.

In 2006, the fees received by the Company under this contract amounted to €559,049.80, including VAT and net of a credit note issued.

c) IT services agreement between Accor S.A. and Groupe Lucien Barrière S.A.S.

Terms and conditions

On July 6, 2005, the Supervisory Board authorized the Company to provide assistance and consulting services to Groupe Lucien Barrière S.A.S. for an indefinite period, in return for a fee of 500 or €900 (excluding VAT) per day of services provided. The related agreement was signed on April 11, 2006 with retroactive effect from March 1, 2006 for an automatically renewable one-year term.

In 2006, the Company received €51,185.05 (including VAT) in fees from this agreement.

d) Legal services agreement between Accor S.A. and Groupe Lucien Barrière S.A.S.

Terms and conditions

On July 6, 2005, the Supervisory Board authorized the Company to provide assistance to Groupe Lucien Barrière S.A.S. on labor law issues (advice on employment law and access to a hotline) for an indefinite period effective from November 1, 2005. This assistance is covered by an annual fixed fee of €350 (excluding VAT) per contract and per facility.

In 2006, the Company received €32,929.87 (including VAT) in fees from this agreement.

4. Marketing partnership agreement with Europcar International

Terms and conditions

The marketing partnership agreement signed with Europcar International when the Company's interest in Europcar International was sold to Volkswagen was authorized by the Supervisory Board on December 15, 1999 and January 8, 2002.

The initial 10-year contract has been extended for one year and the terms of Accor's remuneration changed. Under the amended terms, the variable portion of the remuneration, which was capped at €2.5 million a year, has been replaced by an additional fixed fee of €1.5 million a year. Consequently, the minimum annual guaranteed fee now totals €5.1 million.

In 2006, the Company received €6,704,120 in fees from this contract.

5. Provision of resources to Paul Dubrule and Gérard Pélisson, Co-Chairmen and Co-Founders of the Group

On January 9, 2006, the Board of Directors authorized the Company to enter into an agreement with Paul Dubrule and Gérard Pélisson to provide them with an office at the Company's Paris headquarters, an assistant and a chauffeur for their terms as Co-Chairmen and Co-Founders of the Group, and to reimburse any expenses incurred by them on Company business. These resources were provided to Paul Dubrule and Gérard Pélisson during 2006.

Neuilly-sur-Seine, March 20, 2007

The Statutory Auditors

Deloitte & Associés	Ernst & Young et Autres
Alain Pons David Dupont Noel	Christian Chochon

Legal Information

General Information

INFORMATION ABOUT THE COMPANY

Company name

Accor

Registered office

2, rue de la Mare-Neuve, 91000 Évry, France

Primary business office

Tour Maine-Montparnasse, 33 avenue du Maine, 75015 Paris, France

From May 2007: Odyssey, 110 avenue de France, 75210 Paris Cedex 13, France.

Legal form

Joint stock company (*société anonyme*) governed by the applicable French laws and regulations, including Articles L225-17 to L225-56 of the Commercial Code.

Governing law

The laws and regulations of France.

Term

The Company was incorporated on April 22, 1960 and will be dissolved on April 22, 2059 unless it is wound up in advance or its term is extended.

Corporate purpose

(Article 3 of the Bylaws)

The Company's corporate purpose is to engage in the following activities for its own account, on behalf of third parties, or jointly with third parties:

- The ownership, financing and management, directly, indirectly, or under specified mandates, of hotels, restaurants and bars of any nature or category and, more generally, any establishment related to lodging, food, tourism, leisure, and services;
- The economic, financial, and technical review of projects and, generally, all services related to the development, organization and management of the above-mentioned establishments, including all actions related to their construction or the provision of any related consulting services;
- The review and provision of services intended to facilitate the supply of meals to employees in companies, institutions and other organizations;
- The creation of any new company and the acquisition of interests by any method in any company operating in any business;
- All civil, commercial, industrial and financial transactions, involving both securities and property, related to the purposes of the Company and all similar or related purposes, in France and other countries.

Trade Register

The Company is registered in Évry under number 602 036 444.

Business Identification (APE) Code: 551A

Consultation of corporate documents

Corporate documents, including the Bylaws, balance sheets, income statements, Board of Directors' reports, Auditors' Reports and the annual accounts ledger, are available for consultation at the primary business office of the company.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31.

Profit available for distribution

(Article 27 of the Bylaws)

Profit available for distribution consists of net profit for the year, less any losses brought forward from prior years and any amounts to be credited to reserves pursuant to the law, plus any unappropriated retained earnings brought forward from prior years. After approving the accounts for the year, the Annual Meeting may decide to appropriate all or part of the profit available for distribution, if any, to the payment of a dividend. In the event of partial distribution, the Annual Meeting may decide to appropriate the remaining profit to one or more reserve accounts. Alternatively, the Annual Meeting may decide to appropriate all of the profit available for distribution to said reserve accounts.

Shareholders' Meetings

Notice of Shareholders' Meetings

(Article 24 of the Bylaws)

Shareholders' Meetings are called pursuant to applicable legislation and are held at the Company's registered office or at any other venue specified in the notice of meeting.

Attendance and representation

(Article 24 of the Bylaws)

In accordance with applicable law, to be entitled to attend or be represented at Meetings, shareholders must either have their shares recorded in the share register kept by the Company at least two days prior to the date of the Meeting, or lodge at the address specified in the notice of meeting, at least two days prior to the date of the Meeting, their bearer stock certificates or a certificate issued by their stockbroker, bank or other intermediary attesting to their ownership of said shares.

However, shareholders may recover the free disposition of their shares in accordance with the applicable regulations.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 14, 2007, shareholders will be asked to change this article (see 24th resolution, page 233).

Organization of Shareholders' Meetings

(Article 25 of the Bylaws)

All shareholders have the right to attend or be represented at Shareholders' Meetings, within the conditions set by law. They may vote by proxy in accordance with Article 225-107 of the Commercial Code. The proxy/postal voting form may be sent to the Company or to the Company's registrar in paper form or, by decision of the Board of Directors published in the notice of meeting, by electronic mail in accordance with the applicable laws and regulations.

Each share carries the right to one vote, except in cases where voting rights are regulated by law.

Meetings are chaired by the Chairman of the Board of Directors or, in his or her absence, by a Director designated by the Board. Otherwise, the Meeting elects its own Chairman. The function of Scrutineer of the Meeting is fulfilled by the two shareholders present at the Meeting who represent the largest number of voting rights and who consent to take on the role. The Bureau thus formed names a Secretary, who may or may not be a shareholder.

An attendance register is kept, pursuant to the law.

Copies or excerpts of the Meeting minutes may be certified by the Chairman of the Board of Directors, the Chairman of the Meeting, or the Meeting Secretary.

Ordinary and Extraordinary Meetings fulfilling the relevant quorum and majority voting requirements exercise the powers vested in them by law.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 14, 2007, shareholders will be asked to change this article (see 25th resolution, page 233).

Double voting rights

(Article 25 of the Bylaws)

All fully paid shares registered in the name of the same holder for at least two years carry double voting rights. In the event of a capital increase through the capitalization of retained earnings, profits or additional paid-in capital, the resulting bonus shares distributed in respect of registered shares carrying double voting rights will similarly carry double voting rights.

Registered shares converted into bearer shares or sold to a different holder lose their double voting rights. However, transfer through inheritance, liquidation of marital assets, inter vivos transfers to a spouse or to a relative in the ascending or descending line do not result in the loss of double voting rights or a break in the qualifying period. The merger of the Company has no impact on double voting rights, provided that the Bylaws of the surviving company allow for their exercise.

When shares are held by beneficial and non-beneficial owners, voting rights in Ordinary and Extraordinary Meetings are exercised by the beneficial owner.

Disclosure thresholds

(Article 9 of the Bylaws)

Any shareholder, acting alone or in concert with other shareholders within the meaning of Article L233-10 of the Commercial Code, that directly or indirectly acquires an interest, or raises its interest, in the capital or voting rights of the Company, including any equivalent shares or voting rights as defined in Article L233-9-1 of the Commercial Code, to above or below any statutory disclosure threshold is required to disclose its interest to the Company. In the case of failure to make such disclosure, the sanctions provided for by law will apply.

In addition, any shareholder that acquires, or raises its interest to, 1% of the capital or voting rights, is required to disclose its interest to the Company by registered letter with return receipt requested sent to the head office, within five trading days of the transaction date or the signature of any agreement resulting in the disclosure threshold being crossed, whatever the date on which the shares are recorded in the holder's account. The notification must include details of the total number of shares and/or share equivalents held and the number of voting rights held as provided for above.

Above said 1% threshold, the same disclosure rules, as defined above, will apply to any increase in a shareholder's interest by any multiple of 0.5% of the capital or voting rights and to any reduction in a shareholder's interest by any multiple of 1% of the capital or voting rights.

For the application of the above paragraphs, the shares or voting rights referred to in paragraphs 1 to 8 of Article L233-9-1 of the Commercial Code are considered as being equivalent to the shares or voting rights held by the shareholder.

Restrictions on voting rights

(Article 9 of the Bylaws)

In the case of failure to comply with the applicable disclosure rules, at the request of one or several shareholders representing at least

3% of the voting rights, as duly recorded in the minutes of the Shareholders' Meeting, the undisclosed shares will be stripped of voting rights at all Shareholders' Meetings held in the two years following the date when the omission is remedied.

Notification of intentions

(Article 9 of the Bylaws)

Any shareholder that acquires or raises its interest to more than one-twentieth, three-twentieths or one quarter of the capital or voting rights is required to notify the Company of its intentions over the following twelve months.

At the end of each successive twelve-month period, any shareholder that continues to hold a number of shares or voting rights in excess of the above fractions will be required to notify the Company of its intentions for the following twelve months.

In particular, the shareholder must inform the Company of whether it is acting alone or in concert with other shareholders, whether or not it plans to purchase additional shares, and whether or not it intends to acquire control of the Company or to request its election or the election of one or several candidates of its choice as Directors of the Company. The Company will have the right to inform the public and shareholders of the said shareholder's disclosed intentions, or of the shareholder's failure to comply with this requirement.

For the application of the above paragraphs, the shares or voting rights referred to in paragraphs 1 to 8 of Article L.233-9-1 of the Commercial Code are considered as being equivalent to the shares or voting rights held by the shareholder.

Resolutions

PRESENTATION OF THE RESOLUTIONS

PURPOSES OF THE RESOLUTIONS SUBMITTED TO SHAREHOLDERS AT THE ORDINARY AND EXTRAORDINARY MEETING OF MAY 14, 2007

Approval of the 2006 financial statements

The purpose of the first resolution is to approve the 2006 financial statements of Accor SA.

In accordance with the provisions of Article L225-100, paragraph 3, of the Commercial Code, shareholders will also be invited to approve the consolidated financial statements, in the second resolution.

Appropriation of profit and determination of the dividend

The purpose of the third resolution is to appropriate net profit for the year and set the amount of the dividend.

The Board of Directors recommends the payment of an ordinary dividend of €1.45 per share. In addition, following the divestment of non-strategic assets, the Board of Directors is recommending the payment of a special dividend of €1.50 per share. The total recommended dividend for 2006 is therefore €2.95 per share.

Dividends for the previous three fiscal years amounted to €1.05 for 2003, €1.30 (including a €0.25 special dividend) for 2004, and €1.15 for 2005.

Eligible shareholders will be entitled to the 40% tax allowance on the total dividend, as provided for in Article 158.3.2° of the French General Tax Code.

Election of a Director

The purpose of the fourth resolution is to invite shareholders to elect Augustin de Romanet de Beaune as a Director for the statutory three-year term.

Augustin de Romanet de Beaune, aged 45, has been Chief Executive Officer of Caisse des Dépôts since March 2007. A graduate of Institut d'Études Politiques de Paris and École Nationale d'Administration (1986), he held various positions within the French Ministry of the Economy and Finance. He was managing partner of Oddo Pinatton Corporate, before being appointed deputy Director of the Prime Minister's private staff, then deputy principal private secretary to the President of the Republic in 2005. In October 2006, he was appointed Senior Vice President, Finance and Strategy and member of the Executive Commitee of Credit Agricole SA.

Reappointment/appointment of Auditors

The purposes of the fifth, sixth, seventh and eighth resolutions are to ask shareholders to reappoint the Statutory Auditors, reappoint one Alternate Auditor and appoint a new Alternate Auditor. All of these Auditors' terms expire at the close of this Meeting.

In accordance with Article L822-14 of the Commercial Code, if the shareholders reappoint Deloitte & Associés and Ernst & Young et Autres as Statutory Auditors, the lead engagement partners will be required to rotate.

Approval of related party agreements

In the ninth, tenth, eleventh, twelfth, thirteenth and fourteenth resolutions shareholders are requested to approve the related party agreements governed by Article L.225-38 of the Commercial Code authorized by the Board of Directors in 2006 and the first quarter of 2007 (described in the Auditors' special report), as well as transactions carried out under the agreements approved in prior years.

In accordance with good corporate governance practices, each related party agreement entered into during 2006 and the first quarter of 2007 will be submitted for shareholder approval separately.

Authorization to trade in the Company's shares

In the fifteenth resolution the Board of Directors is seeking an 18-month authorization to trade in Accor SA shares on the Company's behalf, subject to compliance with applicable law. This authorization would terminate, with immediate effect, the unused portion of the previous authorization given in the twenty-first resolution of the Ordinary Shareholders' Meeting held on January 9, 2006.

The aims of the share buyback program are listed in the resolution submitted to shareholders and also in the section below entitled "Share Buyback Program".

Under this authorization, buybacks may be carried out at any time except when the Company is the target of a takeover bid.

The maximum purchase price will be set at €100 per share and the minimum sale price at €45. The Company will not be authorized to purchase more than 20,650,000 shares under the authorization, representing a maximum total investment of €2,065 million.

In 2006, the Board of Directors used the authorization granted by shareholders at the Ordinary Meeting on January 9, 2006 to buy back 10,657,188 shares at an average price of €46.92, representing approximately 5% of the capital and a total investment of €500 million. These shares were all subsequently cancelled.

Accor currently holds 550,000 treasury shares (representing 0.3% of the Company's issued capital at December 31, 2006), following the 2006 allocation of 978,731 shares held in treasury at December 31, 2005 upon conversion of OCEANE bonds due 2007 and 2008.

Authorization to reduce the Company's capital by cancelling shares

The purpose of the sixteenth resolution is to authorize the Board of Directors to cancel all or some of the shares bought back pursuant to the fifteenth resolution and to reduce the capital accordingly. The number of shares cancelled in any given 24-month period may not exceed 10% of the total shares outstanding.

This authorization would terminate, with immediate effect, the unused portion of the previous authorization given in the twenty-second resolution of the Extraordinary Shareholders' Meeting held on January 9, 2006. It is being sought for a period of 18 months and is the subject of a special report issued by the Auditors in accordance with the law.

In 2006 and the first quarter of 2007, the Board of Directors used the authorization granted by the Extraordinary Shareholders' Meeting on January 9, 2006 to cancel 10,657,188 shares, representing approximately 5% of the capital.

Authorizations to issue shares and/or share equivalents

The purposes of the seventeenth and eighteenth resolutions are to renew the authorizations giving the Board of Directors the necessary flexibility to act swiftly to raise the financial resources needed to implement the Group's growth strategy.

In prior years, shareholders voted resolutions authorizing the issue of shares and/or share equivalents in France and/or international markets, with or without pre-emptive subscription rights for existing shareholders, based on the opportunities offered by the

financial markets, in the best interests of the Company and its shareholders.

These authorizations were not used in 2006.

The seventeenth resolution authorizes the Board of Directors to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders. The aggregate par value of shares issued under this resolution is capped at €200 million – representing around 66 million €3 par value shares or 31% of the capital at December 31, 2006 – not including the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents. This ceiling is unchanged from that specified in the twenty-third resolution of the Extraordinary Shareholders' Meeting of January 9, 2006. The aggregate nominal value of debt securities issued under the authorization is capped at €4 billion or the equivalent in foreign currency.

The eighteenth resolution authorizes the Board of Directors to issue shares and share equivalents without pre-emptive subscription rights for existing shareholders.

The Board of Directors wants to be able to react quickly to any financial opportunity arising in rapidly changing and diverse financial markets in France and abroad by swiftly mounting issues that can be placed with investors interested in certain types of financial instruments. To be able to do so, the Board needs to be in a position to offer the securities to investors without waiting for shareholders to exercise their pre-emptive rights.

If the authorization is used, shareholders may be offered the opportunity to subscribe to the securities on a priority basis, during a period and on terms to be decided by the Board of Directors based on market practices. The Board of Directors and the Statutory Auditors will issue reports in connection with any such issues, which will be made available to shareholders in accordance with the legal requirements.

The aggregate par value of shares issued under this resolution is capped at €100 million – representing around 33 million €3 par value shares or 15% of the capital at December 31, 2006 – not including the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents. This ceiling is unchanged from that specified in the twenty-fourth resolution of the Extraordinary Shareholders' Meeting of January 9, 2006. The aggregate nominal value of debt securities issued under the authorization is capped at €2 billion or the equivalent in foreign currency.

The authorizations sought in the seventeenth and eighteenth resolutions are for a twenty-six month period from the date of this Meeting and would terminate, with immediate effect, the previous authorizations given in the twenty-third and twenty-fourth resolutions of the Extraordinary Shareholders' Meeting held on January 9, 2006. They are the subject of a special report issued by the Auditors.

Authorization to issue shares or other securities representing a maximum of 10% of the capital in payment for contributed assets

The nineteenth resolution is being presented in accordance with Article L.225-147 of the Commercial Code, in order to renew the authorization given to the Board of Directors to issue shares or other securities in payment for contributed assets, provided that said issues do not result in the capital being increased by more than 10%.

The procedure continues to be governed by the rules relating to contributed assets, particularly the requirement to have the assets valued by an appraisal Auditor in accordance with Article L.225-147 of the Commercial Code.

This authorization is being sought for a twenty-six month period as from the date of this Meeting and is the subject of a special report issued by the Auditors. It would terminate, with immediate effect, the previous authorization given in the twenty-fifth resolution of the Extraordinary Shareholders' Meeting held on January 9, 2006, which was not used in 2006.

Authorization to increase the amount of any issues that are oversubscribed

The purpose of the twentieth resolution is to renew the authorization given to the Board of Directors to increase the amount of any issues of shares and/or share equivalents with or without pre-emptive subscription rights that are oversubscribed, as provided for in Article L225-135-1 of the Commercial Code. The issues concerned are those authorized by the seventeenth and eighteenth resolutions. Additional securities issued under this authorization, directly or indirectly, would not represent more than 15% of the initial issue.

This authorization is being sought for a twenty-six month period as from the date of this Meeting. It would terminate, with immediate effect, the previous authorization given in the twenty-sixth resolution of the Extraordinary Shareholders' Meeting held on January 9, 2006, which was not used in 2006.

Authorization to issue shares to be paid up by capitalizing retained earnings, profit, additional paid-in capital or any other eligible amounts

The purpose of the twenty-first resolution is to authorize the Board of Directors to issue shares to be paid up by capitalizing retained earnings, profit, additional paid-in capital or any other eligible amounts. The Board of Directors may use this authorization in tandem with a share issue for cash carried out pursuant to the seventeenth or eighteenth resolution. The authorization may also be used to raise the par value of existing shares.

This authorization, which is being sought for a twenty-six month period as from the date of this Meeting, would terminate, with immediate effect, the previous authorization given in the twenty-seventh resolution of the Extraordinary Shareholders' Meeting held on January 9, 2006, which was not used in 2006.

Blanket ceiling on financial authorizations

The twenty-second resolution sets a cap of €300 million on the aggregate par value of share issues carried out directly or on conversion, redemption, exchange or exercise of share equivalents, with or without pre-emptive subscription rights, pursuant to the seventeenth to twenty-first resolutions within the next twenty-six months. This ceiling does not include the par value of any shares to be issued to protect the rights of current holders of share equivalents, as required by law. It is the same as that set by the Extraordinary Shareholders' Meeting of January 9, 2006.

Employee rights issues

Accor is a service company whose growth is rooted in the motivation and quality of its people. One of the basic tenets of its human resources policy is to build loyalty. This is achieved by nurturing individual skills and setting up reward systems such as employee stock ownership plans. All equity-based incentive programs are designed to limit the dilutive impact on existing shareholders.

In accordance with Article 29-1-1 of the Act of February 19, 2001, whenever companies seek authorizations to issue shares, such as those given in the seventeenth, eighteenth, and twenty-first resolutions, they must also submit to shareholders a resolution authorizing an employee rights issue.

The purpose of the twenty-third resolution is therefore to authorize the Board of Directors to issue shares and/or share equivalents to employees, as required by the above Act. The securities would be offered for subscription by employees through a Group employee stock ownership plan or directly in countries where this is not possible. The total number of shares and/or share equivalents that may be issued under this authorization would be limited to the equivalent of 2% of the Company's capital as of the date of this Meeting, unchanged from the maximum amount authorized by the Extraordinary Shareholders' Meeting of January 9, 2006.

In accordance with Article L.443-5 of the Labor Code, the subscription price for the shares issued under this authorization would not exceed the average of the prices quoted for Accor shares during the twenty trading days preceding the date on which the issue is decided by the Board of Directors or the Chairman and Chief Executive Officer, and the shares would not be offered at a discount in excess of the maximum prescribed by law.

This authorization is being sought for a twenty-six month period as from the date of this Meeting and would terminate, with immediate effect, the unused portion of the previous authorization granted in the twenty-ninth resolution of the Extraordinary Shareholders' Meeting held on January 9, 2006.

Amendments to the Company's Bylaws further to regulatory changes

The purposes of the twenty-fourth and twenty-fifth resolutions are to align the Company's Bylaws with the provisions of the French Governmental Decree 2006-1566 of December 11, 2006 concerning the conditions applicable for shareholders to attend and vote at General Meetings (by introducing the "record date" concept into French law) and remote voting using new communication media.

The related amendments concern the following:

- Setting the record date as the third business day preceding the Shareholders' Meeting, and introducing the requirement for the bank or broker that manages the shareholders' securities account to issue a certificate attesting to the shareholders' ownership of the shares;
- Permitting electronic voting either through the transmission of a secure electronic signature complying with the applicable laws and regulations, or by the shareholder entering a unique username and password on the Company's dedicated website.

Powers to carry out formalities

In the twenty-sixth resolution shareholders are asked to give full powers to the bearer of an original, extract or copy of the minutes of the Meeting to carry out any and all filing and other formalities required by law.

PROPOSED RESOLUTIONS

PRESENTED AT THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF MAY 14, 2007

First resolution

Approval of the 2006 financial statements of the Company

The Ordinary Meeting, having considered the report of the Chairman of the Board of Directors on the Board's activities and internal control procedures, as well as the management report prepared by the Board of Directors and the Auditors' Report on the financial statements of Accor SA, approves the financial statements of the Company for the year ended December 31, 2006, as presented.

The Ordinary Meeting also approves the transactions reflected in the financial statements and the management measures taken by the Board of Directors during the year.

Second resolution

Approval of the 2006 financial statements of the Group

The Ordinary Meeting, having considered the management report of the Board of Directors and the Auditors' Report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2006, as presented.

Third resolution

Appropriation of 2006 profit

The Ordinary Meeting approves the recommendation of the Board of Directors and resolves to appropriate:

1. 2006 net profit €487,209 582.31

   plus:

- Retained earnings €389,775,930.57
- Prior year dividends not paid out on treasury stock €2,350,268.80
- **Total profit available for distribution €879,335,781.68**

as follows, based on the 212,077,160 shares outstanding:

- To the payment of an ordinary dividend €307,511,882.00 (€1.45 per share)
- To the payment of a special dividend €318,115,740.00 (€1.50 per share)
- To retained earnings €253,708,159.68

2. Accordingly, after noting the existence of profit available for distribution, the Ordinary Meeting resolves to pay an ordinary dividend of €1.45, as well as a special dividend of €1.50 per share. If the number of shares carrying rights to the 2006 dividend exceeds 212,077,160, the amount of the ordinary and special dividends will be raised and the amount allocated to retained earnings will be adjusted on the basis of the total amount of dividends actually paid.
3. Under the terms of the 2007 Finance Act, eligible shareholders may claim the 40% tax allowance provided for in Article 158.3.2 of the French General Tax Code in relation to the entire amount of the dividend.
4. The dividend will be paid as of May 16, 2007.

As required by law, the Ordinary Meeting notes that dividends per share and related avoir fiscal tax credits for the last three years were as follows:

In euros	2003	2004	2005
Dividend	1.050	1.300 (1)	1.150
Avoir fiscal tax credit	0.525		
Total revenue	1.575		

(1) Including a €0.25 special dividend.

Fourth resolution

Election of a Director

The Ordinary Meeting elects Augustin de Romanet de Beaune as a Director – with effect from the close of this Meeting – for a three-year term expiring at the close of the Shareholders' Meeting to be called to approve the 2009 financial statements.

Fifth resolution

Reappointment of Deloitte & Associés as Statutory Auditors

The Ordinary Meeting notes that Deloitte & Associés' term as Statutory Auditors expires at the close of this Meeting and resolves to reappoint the firm for a six-year term expiring at the close of the Shareholders' Meeting to be called to approve the 2012 financial statements.

Sixth resolution

Reappointment of BEAS as Alternate Auditors

The Ordinary Meeting notes that BEAS' term as Alternate Auditors expires at the close of this Meeting and resolves to reappoint the firm for a six-year term expiring at the close of the Shareholders' Meeting to be called to approve the 2012 financial statements.

Seventh resolution

Reappointment of Ernst & Young et Autres as Statutory Auditors

The Ordinary Meeting notes that Ernst & Young et Autres' term as Statutory Auditors expires at the close of this Meeting and resolves to reappoint the firm for a six-year term expiring at the close of the Shareholders' Meeting to be called to approve the 2012 financial statements.

Eighth resolution

Appointment of Auditex as Alternate Auditors

The Ordinary Meeting notes that Christian Chiarasini's term as Alternate Auditor expires at the close of this Meeting and resolves to appoint Auditex, 11 Allée de l'Arche, Faubourg de l'Arche, 92400 Courbevoie, France, as his replacement for a six-year term expiring at the close of the Shareholders' Meeting to be called to approve the 2012 financial statements.

Ninth resolution

Approval of a related party agreement

Having considered the Auditors' special report on agreements governed by Articles L.225-38 *et seq.* of the Commercial Code, the Ordinary Meeting approves the agreement entered into with Compagnie des Alpes and Sojer.

Tenth resolution

Approval of a related party agreement

Having considered the Auditors' special report on agreements governed by Articles L.225-38 *et seq.* of the Commercial Code, the Ordinary Meeting approves the agreement entered into with Olympique Lyonnais.

Eleventh resolution

Approval of a related party agreement

Having considered the Auditors' special report on agreements governed by Articles L.225-38 *et seq.* of the Commercial Code, the Ordinary Meeting approves the agreement entered into with Club Méditerranée and Icade.

Twelfth resolution

Approval of a related party agreement

Having considered the Auditors' special report on agreements governed by Articles L.225-38 *et seq.* of the Commercial Code, the Ordinary Meeting approves the agreement entered into with Paul Dubrule and Gérard Pélisson.

Thirteenth resolution

Approval of a related party agreement

Having considered the Auditors' special report on agreements governed by Articles L.225-38 *et seq.* of the Commercial Code, the Ordinary Meeting approves the agreement entered into with Gilles Pélisson.

Fourteenth resolution

Approval of the continued execution of related party agreements authorized in prior periods

Having considered the Auditors' special report on agreements governed by Articles L.225-38 *et seq* of the Commercial Code, the Ordinary Meeting authorizes the continued application of agreements authorized in prior periods.

Fifteenth resolution

Authorization to be given to the Board of Directors to trade in the Company's shares

Having considered the report of the Board of Directors, the Ordinary Meeting authorizes the Board to trade in the Company's shares in accordance with Articles L.225-209 *et seq.* of the Commercial Code, subject to the conditions set out below.

The Board of Directors may purchase, sell or transfer shares under this authorization, subject to compliance with the above-mentioned Code and in accordance with the practices authorized by the *Autorité des Marchés Financiers*, for the following purposes:

- To purchase shares for cancellation in connection with a capital reduction decided or authorized by the shareholders in Extraordinary Meeting;
- To purchase shares for allocation upon exercise of stock options granted under plans governed by Articles L.225-177 *et seq.* of the Commercial Code, or to members of an employee stock ownership plan governed by Articles L.443-1 *et seq.* of the Labor Code or to recipients of stock grants made under plans governed by Articles L.225-197-1 *et seq.* of the Commercial Code;
- To purchase shares for allocation on conversion, redemption, exchange or exercise of share equivalents;
- To hold shares in treasury stock for subsequent remittance in exchange or payment or otherwise in connection with external growth transactions. The number of shares acquired for delivery in connection with a merger, demerger or asset contribution may not exceed 5% of the Company's capital;
- To be used under a liquidity contract that complies with the code of ethics recognized by the *Autorité des Marchés Financiers*.

The share buyback program may also be used for any other purposes authorized by current or future laws and regulations, provided that the Company informs shareholders of the purpose of the buybacks in a specific press release.

The shares may not be bought back at a price of more than €100 per share and may not be sold at a price of less than €45 per share. However, the minimum price will not apply to shares sold upon exercise of stock options (or allocated to employees in the form of stock grants). In such cases, the sale price or consideration will be determined in accordance with the provisions of the plan concerned.

The maximum purchase price and the minimum sale price will be adjusted to reflect the impact of any corporate actions, including any bonus share issue, or any stock-split or reverse stock-split.

In application of Article 179-1 of the decree of March 23, 1967 on commercial companies, the maximum number of shares that may be acquired under this authorization is set at 20,650,000, corresponding to a total investment of no more than €2,065 million based on the maximum purchase price of €100 per share authorized above.

The Ordinary Meeting resolves that (i) the purchase, sale or transfer of shares may be effected and settled by any method allowed under the laws and regulations in force at the transaction date, in one or several installments, on the market or over-the-counter, including through the use of options, derivatives – particularly, the purchase or sale of call and put options – or securities carrying rights to Company shares, and that (ii) the entire buyback program may be implemented through a block trade.

The Ordinary Meeting gives full powers to the Board of Directors to use this authorization, place any and all buy and sell orders, enter into any and all agreements, carry out any and all reporting and other formalities, and generally do whatever is necessary to implement this resolution. These powers may be delegated subject to compliance with the law.

This authorization, which is given for an eighteen-month period as from the date of this Meeting, terminates, with immediate effect, the unused portion of the previous authorization given in the twenty-first resolution of the Ordinary Shareholders' Meeting held on January 9, 2006.

Sixteenth resolution

Authorization to reduce the Company's capital by cancelling shares

Having considered the report of the Board of Directors and the Auditor's special report, the Extraordinary Meeting resolves, in accordance with Article L.225-209 of the Commercial Code to:

1. Authorize the Board of Directors to reduce the Company's capital, on one or several occasions, by cancelling some or all of the Accor shares held by the Company, provided that the number of shares cancelled in any twenty-four month period does not exceed 10% of the Company's total share capital as at the date of this Meeting;
2. Give the Board of Directors full powers to

- effect the capital reduction(s),
- determine the amount and terms thereof,
- place on record the capital reduction(s) resulting from the cancellation of shares under this resolution,
- charge the difference between the carrying amount of the cancelled shares and their par value against additional paid-in capital or reserves,
- amend the Bylaws to reflect the new capital and generally carry out any necessary reporting and other formalities,
- all in compliance with the laws and regulations in force when this authorization is used;

3. Terminate, with immediate effect, the unused portion of the previous authorization given in the twenty-second resolution of the Extraordinary Shareholders' Meeting held on January 9, 2006.

4. That this authorization is given for an eighteen-month period as from the date of this Meeting.

Seventeenth resolution

Authorization to issue shares and/or share equivalents and/or securities carrying rights to debt securities, with pre-emptive subscription rights for existing shareholders

Having considered the report of the Board of Directors and the Auditor's special report, the Extraordinary Meeting resolves, in accordance with Articles L.225-129, L.225-129-2, L.228-92 and L.228-93 and other relevant provisions of the Commercial Code:

1. To give the Board of Directors the necessary powers to issue shares (excluding preference shares) and/or share equivalents, represented by securities carrying immediate and/or future rights to shares of the Company or of any company that is more than 50%-owned, directly or indirectly, and/or securities carrying rights to debt securities, governed by Articles L.228-91 *et seq* of the Commercial Code, to be paid up in cash or by capitalizing liquid and callable debt. The Board of Directors shall have full discretionary powers to determine the amount and timing of said issues, which may be carried out in France or on the international market, provided that existing shareholders are given a pre-emptive subscription right. The securities may be denominated in euros, foreign currencies or any monetary unit determined by reference to a basket of currencies;

2. That the maximum aggregate amount by which the capital may be increased under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed €200 million. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents in the event of future corporate actions;

3. That the maximum aggregate face value of debt securities carrying rights to shares that are issued under this authorization may not exceed €4 billion or the equivalent in foreign currencies or in any monetary unit determined by reference to a basket of currencies;

4. That shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorization, as provided for by law, pro rata to their existing holdings. In addition, the Board of Directors may grant shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive rights shall also be exercisable pro rata to the existing interest in the Company's capital of the shareholders concerned.

   If an issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Board of Directors may take one or other of the following courses of action, in the order of its choice:

   - limit the amount of the issue to the subscriptions received provided that at least three-quarters of the issue is taken up,
   - freely allocate all or some of the unsubscribed shares and/or share equivalents among the investors of its choice,
   - offer all or some of the unsubscribed shares and/or share equivalents for subscription by the public.

5. That warrants to subscribe for the Company's shares may be offered for subscription on the above basis or allocated among existing shareholders without consideration;

6. That this authorization will automatically entail the waiver of shareholders' pre-emptive rights to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents;

7. That the Board of Directors shall have full powers to use this authorization and to delegate said powers subject to compliance with the law. Accordingly, the Board of Directors shall be authorized to:

   - decide to carry out a capital increase and determine the type of securities to be issued,
   - decide on the amount of each issue, the issue price and any issue premium,
   - decide on the timing and other terms of the issues, including the form and characteristics of the securities. In the case of issue of debt securities, the Board of Directors shall determine (i) whether the debt should be subordinated or unsubordinated and the ranking of any subordinated debt in accordance with Article L.228-97 of the Commercial Code; (ii) the interest rate (i.e. fixed or variable, indexed or zero coupon); (iii) the conditions under which interest payments may be cancelled or suspended; (iv) the life of the securities (i.e. dated or undated); (v) whether the nominal amount of the securities may be reduced or increased; and (vi) all other terms and conditions of the issue, including any guarantees in the form of collateral, and any repayment conditions (such as repayment in assets). The issued securities may have warrants attached that are exercisable for other debt securities. They may also include the option for the Company to issue debt securities in settlement of interest whose payment has been suspended by the Company or they may take the form of complex bonds as defined by the stock market authorities (for example as a result of their interest or repayment terms or whether they are indexed or include embedded options). The Board of Directors may amend any of the above terms and conditions during the life of the securities, provided that the applicable formalities are carried out,
   - determine the method by which the shares and/or share equivalents will be paid up,

- determine, where appropriate, the terms and conditions for (i) exercising the rights attached to the shares and/or share equivalents, notably by setting the date – which may be retroactive – from which new shares will carry rights; and (ii) exercising any conversion, exchange and redemption rights, including redemption in exchange for assets such as other securities of the Company; as well as any other terms and conditions applicable to such issues,
- set the terms and conditions under which the Company may buy back or exchange on the open market the issued shares and/or share equivalents, at any time or within specified periods, with a view to holding them or cancelling them in accordance with the applicable laws,
- suspend the exercise of the rights attached to the securities, in accordance with the applicable laws and regulations,
- at its sole discretion, charge any and all costs incurred in connection with said issues against the related premiums, and deduct from these premiums the necessary amounts to be credited to the legal reserve,
- make any and all adjustments to take into account the impact of corporate actions, including (i) a change in the par value of the shares; (ii) a bonus share issue paid up by capitalizing reserves, a stock-split or reverse stock-split, a distribution of reserves or other assets, or a return of capital, and determine the method to be used to ensure that the rights of existing holders of share equivalents are protected,
- place on record the capital increases resulting from the use of this authorization and amend the Bylaws to reflect the new capital,
- generally, enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, listing and service of the securities issued pursuant to this authorization and for the exercise of any related rights;

8. To terminate, with immediate effect, the authorization given in the twenty-third resolution of the Extraordinary Shareholders' Meeting of January 9, 2006;
9. That this authorization is given for a period of twenty-six months from the date of this Meeting.

Eighteenth resolution

Authorization to issue shares and/or share equivalents and/or securities carrying rights to debt securities, without pre-emptive subscription rights for existing shareholders including shares tendered to a public exchange offer

Having considered the report of the Board of Directors and the Auditor's special report, the Extraordinary Meeting resolves, in accordance with Articles L.225-129 to L.225-129-6, L.225-135, L.225-136, L.225-148, L.228-92 and L.228-93 and other relevant provisions of the Commercial Code:

1. To give the Board of Directors the necessary powers to issue, through a public placement, shares (excluding preference shares) and/or share equivalents, represented by securities carrying immediate and/or future rights to shares of the Company or of any company that is more than 50%-owned, directly or indirectly, and/or securities carrying rights to debt securities, governed by Articles L.228-91 *et seq* of the Commercial Code, to be paid up in cash or by capitalizing liquid and callable debt. The Board of Directors shall have full discretionary powers to determine the amount and timing of said issues, which may be carried out in France or on the international market, provided that existing shareholders are given a pre-emptive subscription right. The securities may be denominated in euros, foreign currencies or any monetary unit determined by reference to a basket of currencies These securities may be used as payment for securities complying with Article L.225-148 of the Commercial Code that are tendered to a public exchange offer carried out in France or abroad in accordance with local regulations, such as in the case of a reverse merger;
2. That the maximum aggregate amount by which the capital may be increased under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed €100 million. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents in the event of future corporate actions;
3. That shares may be issued upon exercise of rights attached to securities issued by any entity in which the Company owns over one half of the capital, directly or indirectly, that are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, subject to the latter's approval;
4. That the maximum aggregate face value of debt securities carrying rights to shares that are issued under this authorization may not exceed €2 billion or the equivalent in foreign currencies;
5. To waive shareholders' pre-emptive rights to subscribe for the shares or other securities to be issued under this authorization. However, in accordance with paragraph 2 of Article L.225-135 of the Commercial Code, the Board of Directors may offer shareholders a priority right to subscribe for all or part of any issue, for a specified period and subject to terms and conditions to be set in accordance with the applicable laws and regulations. This priority subscription right will not be transferable and the securities will be allocated pro rata to shareholders' existing interests. If any shareholders elect not to exercise this right, the Board of Directors may offer the unsubscribed securities to the other shareholders, and any remaining unsubscribed securities will be placed on the market in France and/or abroad, and/or on the international market;
6. That if an issue is not taken up in full by shareholders and the public, the Board of Directors may take one or other of the following courses of action, in the order of its choice:

- limit the amount of the issue to the subscriptions received provided that at least three-quarters of the issue is taken up,
- freely allocate all or some of the unsubscribed shares and/or other securities among the investors of its choice;

7. That this authorization will automatically entail the waiver of shareholders' pre-emptive right to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents;

8. Notes that, in accordance with paragraph 1 of Article L.225-136-1 of the Commercial Code:

- the issue price of shares issued directly under this authorization will at least equal the minimum price set by the applicable regulations on the issue date (currently corresponding to the weighted average of the prices quoted for the Company's shares on Eurolist by Euronext over the three trading days preceding the pricing date less a 5% discount), as adjusted for any difference in cum-dividend dates,
- the issue price of share equivalents shall be set in such a way that the amount received by the Company at the time of issue plus the amount to be received on conversion, exchange, redemption or exercise of said share equivalents is at least equal to the minimum price defined above for each issued share,
- the number of shares to be issued on the conversion, exchange, redemption or exercise of share equivalents issued under this authorization shall be determined in such a way as to ensure that the amount received by the Company – taking into account the face value of said share equivalents – is at least equal to the minimum issue price set out above;

9. That the Board of Directors shall have full powers to use this authorization and to delegate said powers subject to compliance with the law. Accordingly, the Board of Directors shall be authorized to:

- decide to carry out a capital increase and determine the type of securities to be issued,
- decide on the amount of each issue, the issue price and any issue premium,
- decide on the timing and other terms of the issues, including the form and characteristics of the securities. In the case of issue of debt securities (including securities carrying rights to debt securities governed by Article L.228-91 of the Commercial Code), the Board of Directors shall determine (i) whether the debt should be subordinated or unsubordinated and the ranking of any subordinated debt in accordance with Article L 228-97 of the Commercial Code; (ii) the interest rate (i.e. fixed or variable, indexed or zero coupon); (iii) the conditions under which interest payments may be cancelled or suspended; (iv) the life of the securities (i.e. dated or undated); (v) whether the nominal amount of the securities may be reduced or increased; and (vi) all other terms and conditions of the issue, including any guarantees in the form of collateral, and any repayment conditions (such as repayment in assets). The issued securities may have warrants attached that are exercisable for other debt securities. They may also include the option for the Company to issue debt securities in settlement of interest whose payment has been suspended by the Company or they may take the form of complex bonds as defined by the stock market authorities (for example as a result of their interest or repayment terms or whether they are indexed or include embedded options). The Board of Directors may amend any of the above terms and conditions during the life of the securities, provided that the applicable formalities are carried out,
- determine the method by which the shares and/or share equivalents will be paid up,
- determine, where appropriate, the terms and conditions for (i) exercising the rights attached to the shares and/or share equivalents, notably by setting the date – which may be retroactive – from which new shares will carry rights; and (ii) exercising any conversion, exchange and redemption rights, including redemption in exchange for assets such as other securities of the Company; as well as any other terms and conditions applicable to such issues,
- set the terms and conditions under which the Company may buy back or exchange on the open market the issued shares and/or share equivalents, at any time or within specified periods, with a view to holding them or cancelling them in accordance with the applicable laws,
- suspend the exercise of the rights attached to the securities, in accordance with the applicable laws and regulations,
- in the case of shares and/or other securities issued in connection with a tender offer with a stock component, draw up the list of securities tendered for exchange and set the terms and conditions of issue, the exchange ratio and any balance to be paid in cash. The Board of Directors shall also determine the terms and conditions of any issue carried out in connection with a stock-for-stock offer, with or without a cash alternative, a stock-for cash offer, with or without a stock alternative, or any other form of public offer that complies with the applicable laws and regulations at the date of said offer,
- at its sole discretion, charge any and all costs incurred in connection with said issues against the related premiums, and deduct from these premiums the necessary amounts to be credited to the legal reserve,
- make any and all adjustments to take into account the impact of corporate actions, including (i) a change in the par value of the shares; (ii) a bonus share issue paid up by capitalizing reserves, a stock-split or reverse stock-split, a distribution of reserves or other assets, or a return of capital, and determine the method to be used to ensure that the rights of existing holders of share equivalents are protected,
- place on record the capital increases resulting from the use of this authorization and amend the Bylaws to reflect the new capital,
- generally, enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, listing and service of the securities issued pursuant to this authorization and for the exercise of any related rights;

10. Terminate, with immediate effect, the authorization given in the twenty-fourth resolution of the Extraordinary Shareholders' Meeting of January 9, 2006;

11. That this authorization is given for a period of twenty-six months from the date of this Meeting.

Nineteenth resolution

Authorization to issue shares and/or share equivalents representing a maximum of 10% of the capital in payment for contributed assets

1. Having considered the report of the Board of Directors and the Auditor's special report, in accordance with Articles L225-129 *et seq.* of the Commercial Code and notably paragraph 6 of Article L225-147, the Extraordinary Meeting resolves to give the Board of Directors a twenty-six month authorization as from the date of this Meeting to issue shares and/or share equivalents in payment for shares and/or share equivalents contributed to the Company in transactions not governed by Article L225-148 of the Commercial Code. The shares issued directly or indirectly under this authorization may not exceed 10% of the Company's capital at the time of the related issue.
2. The Extraordinary Meeting gives the Board of Directors full powers to use this authorization and to delegate said powers subject to compliance with the law. Accordingly, the Board of Directors shall be authorized (i) to approve the value attributed to contributed assets as well as the granting of specific benefits; (ii) subject to the agreement of the contributor, to reduce the valuation of contributed assets or the consideration paid for specific benefits; (iii) to place the capital contribution on record; (iv) to charge any related fees and expenses to the share premium; and (v) to increase the Company's capital and amend the Bylaws accordingly.
3. In accordance with the law, the Board of Directors' decision to carry out any issues under this authorization will be based on the report of one or several appraisal Auditors, as required by Article L225-147 of the Commercial Code.
4. That this authorization terminates, with immediate effect, the previous authorization given in the twenty-fifth resolution of the Extraordinary Shareholders' Meeting of January 9, 2006.

Twentieth resolution

Authorization to increase the amount of issues of shares and/or share equivalents with or without pre-emptive subscription rights

Subject to adoption of the seventeenth and/or eighteenth resolution, and having considered the report of the Board of Directors and the Auditors' special report, the Extraordinary Meeting resolves, in accordance with Article L225-135-1 of the Commercial Code,

1. To give the Board of Directors a twenty-six month authorization as from the date of this Meeting to increase the number of securities included in an issue of shares and/or share equivalents with or without pre-emptive subscription rights, notably in order to grant a greenshoe option in accordance with standard market practices. Said additional securities will be issued at the same price as for the original issue in accordance with the conditions and ceilings specified in the applicable regulations (currently the additional securities must be issued within thirty days of the close of the original subscription period and may not represent more than 15% of the original issue amount). Such additional issues are also subject to the blanket ceiling set in the twenty-second resolution.
2. That this authorization – which may be delegated subject to compliance with the law – terminates, with immediate effect, the unused portion of the previous authorization given in the twenty-sixth resolution of the Extraordinary Shareholders' Meeting of January 9, 2006.

Twenty-first resolution

Authorization to issue shares to be paid up by capitalizing retained earnings, profit, additional paid-in capital or any other eligible amounts

Having considered the report of the Board of Directors, the Extraordinary Meeting – voting in accordance with the quorum and majority rules applicable to ordinary resolutions – resolves, in accordance with Articles L225-129, L225-129-2 and L225-130 of the Commercial Code:

1. To give the Board of Directors full powers to increase the capital by capitalizing retained earnings, profit, additional paid-in capital or other eligible amounts, including in conjunction with a share issue for cash carried out under the seventeenth or eighteenth resolutions, and to issue bonus shares and/or increase the par value of existing shares, as well as to determine the amount and timing of such increases;
2. That the maximum aggregate amount by which the capital may be increased under this authorization may not exceed €200 million. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents in the event of further corporate actions;
3. That the Board of Directors shall have full powers to use this authorization and to delegate said powers subject to compliance with the law. Accordingly, the Board of Directors shall be authorized to:

- set the terms and conditions of the authorized operations, decide the amount and types of items to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased, set the retrospective or future date from which the new shares will carry dividend and

Legal Information

voting rights or the date on which the increase in par value will be effective, and to charge the share issuance costs and any other costs against the related premium,

- decide that, in accordance with the provisions of Article L.225-130 of the Commercial Code, rights to fractions of shares will be non-transferable and that the corresponding shares will be sold, with the proceeds of such sale attributed to holders of rights in accordance with the applicable law and regulations,
- take all necessary measures and enter into any and all agreements to permit the execution of the planned transaction or transactions, and generally do whatever is necessary, carry out all actions and formalities required to implement the capital increase or increases carried out under this authorization and amend the Bylaws to reflect the new capital.

4. That this authorization is given for a period of twenty-six months as from the date of this Meeting and terminates, with immediate effect, the previous authorization given in the twenty-seventh resolution of the Extraordinary Shareholders' Meeting of January 9, 2006.

Twenty-second resolution

Blanket ceiling on the authorizations to issue shares and/or share equivalents

Having considered the report of the Board of Directors and by virtue of the adoption of the seventeenth, eighteenth, nineteenth, twentieth and twenty-first resolutions, the Extraordinary Meeting resolves to set at €300 million the maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations. Said ceiling shall not include the par value of any additional shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents in the event of further corporate actions.

Twenty-third resolution

Authorization to issue shares and/or share equivalents to employees who are members of an Accor Group employee stock ownership plan, without pre-emptive subscription rights for existing shareholders

Having considered the report of the Board of Directors and the Auditors' special report, the Extraordinary Meeting resolves, in accordance with Articles L.225-129-6 and L.225-138-1 of the Commercial Code and Articles L.443-1 *et seq.* of the Labor Code:

1. To give the Board of Directors a twenty-six month authorization as from the date of this Meeting to issue shares and/or share equivalents on one or more occasions to employees of the Company and French and foreign related companies within the meaning of Article L.225-180 of the Commercial Code, who are members of an Accor Group employee stock ownership plan ("*Plan d'Épargne d'Entreprise*");
2. To authorize the Board of Directors to grant shares and/or share equivalents to employees free of consideration, within the limits prescribed in Article L.443-5, paragraph 4, of the Labor Code, within the framework of this or these capital increases;
3. That the total number of shares that may be issued directly or indirectly under this authorization may not exceed the equivalent of 2% of the Company's capital as of the date of this Meeting;
4. That the maximum subscription price for the securities issued under this authorization may not exceed the average of the prices quoted for Accor shares during the twenty trading days preceding the Board of Directors' decision setting the opening date of the subscription period and the minimum price may not represent said average less the maximum discount authorized by law, and that the characteristics of any share equivalents issued will be set in accordance with the applicable regulations;
5. That these decisions will automatically entail the waiver by shareholders of their pre-emptive rights to subscribe for any shares and/or share equivalents to be issued in accordance with this authorization, as well as their rights concerning any shares and/or share equivalents offered to employees free of consideration pursuant to this authorization;
6. That the Board of Directors shall have full powers to use this authorization and to delegate said powers subject to compliance with the law. Accordingly, the Board of Directors shall be authorized to:

- draw up the list of companies whose employees will be entitled to subscribe for the shares and/or share equivalents,
- decide that the securities may be acquired either through a corporate mutual fund or directly,
- allow employees a specified period of time to pay up their securities,
- set the terms and conditions of membership of the employee stock ownership plan, as well as draw up or amend the plan rules,
- set the opening and closing dates of the subscription period and the issue price of the securities,
- determine the number of new shares to be issued,
- place on record the capital increases,
- carry out any and all transactions and formalities, directly or through a duly authorized representative,
- amend the Company's Bylaws to reflect the new capital and, generally, take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

7. That this authorization terminates, with immediate effect, the unused portion of the previous authorization given in the twenty-ninth resolution of the Extraordinary Shareholders' Meeting of January 9, 2006.

Twenty-fourth resolution

Alignment of the Company's Bylaws with Article 35 of French Governmental Decree 2006-1566 of December 11, 2006 amending Decree 67-236 of March 23, 1967 relating to commercial companies - Amendment of Article 24 of the Bylaws

Having considered the report of the Board of Directors,

- The Extraordinary Meeting resolves to amend the Company's Bylaws in order to align them with Article 35 of Decree 2006-1566 dated December 11, 2006 relating to shareholders' rights to attend Shareholders' Meetings,
- And consequently amend the wording of Article 24 of the Bylaws, entitled "Notice of Shareholders' Meetings" to read as follows:

"Article 24 – Notice of Shareholders' Meetings

Shareholders' Meetings shall be called as provided for by law.

All shareholders may participate in Meetings in person or by proxy, subject to submitting evidence of ownership of their shares. Share ownership is evidenced by an entry in Accor's share register in the name of the shareholder (or the intermediary acting on their behalf in accordance with the seventh paragraph of Article L.228-1 of the Commercial Code) or in the register of bearer shares held by an accredited intermediary. Such entries must be recorded by 12.00 a.m. (CEST) on the third business day preceding the Meeting.

In the case of bearer shares, the accredited intermediary shall provide a certificate attesting to the shareholders' ownership of the shares, in accordance with the applicable laws and regulations.

The Meetings shall take place at the Company's registered office or at any other venue specified in the notice of meeting."

Twenty-fifth resolution

Alignment of the Company's Bylaws with Article 30 of French Governmental Decree 2006-1566 of December 11, 2006 amending Decree 67-236 of March 23, 1967 relating to commercial companies - Amendment of Article 25 of the Bylaws

Having considered the report of the Board of Directors,

- The Extraordinary Meeting resolves to amend the Company's Bylaws to align them with paragraph 2 of Article 30 of Decree 2006-1566 dated December 11, 2006 concerning participation in Shareholders' Meetings via video or telecommunications link,
- And consequently to amend the wording of the third paragraph of Article 25 of the Bylaws, entitled "Organization of Shareholders' Meetings" to read as follows:

"In addition, if the Board of Directors so decides when the Meeting is called, shareholders may take part in the Meeting by video or by any other form of telecommunications link that enables them to be identified, as provided for in the applicable laws and regulations. Such shareholders will be deemed to be physically present for the purposes of calculating the quorum and voting majority."

- The Extraordinary Meeting further resolves to insert a new paragraph after the third paragraph of Article 25 of the Bylaws entitled "Organization of Shareholders' Meetings" that reads as follows:

"Where a shareholder or their legal representative signs a postal voting form or proxy electronically, such electronic signature must be secure:
- within the meaning of the applicable law and regulations,
- or the shareholder must log onto the Company's dedicated website – if one exists – using a unique username and password, in accordance with the applicable law and regulations. The electronic signature shall be considered a reliable identification method that guarantees the link between the signature and the underlying document in accordance with the definition provided in the first sentence of the second paragraph of Article 1316-4 of the Civil Code."

The remainder of Article 25 of the Bylaws remains unchanged.

Twenty-sixth resolution

Powers to carry out formalities

The Ordinary and Extraordinary Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law.

Other Legal Information

MATERIAL CONTRACTS

During 2006, material contracts (other than contracts entered into in the ordinary course of business) corresponded to agreements signed in relation to business acquisitions, as described in the notes to the consolidated financial statements (paragraphs A and G of Note 2 and Note 41).

SHARE BUYBACK PROGRAM

The information provided in this section updates and expands on the information provided in the section entitled "Share Buyback Program" on page 97 of the Board of Directors' Report concerning the share buyback authorization given by the Ordinary Shareholders' Meeting on January 9, 2006 and the use of this authorization in 2006.

Special report on the share buyback program authorized by the Ordinary Shareholders' Meeting of January 9, 2006

In accordance with Article L.225-209 of the Commercial Code, the table below provides shareholders with information concerning the share buybacks carried out under the authorization granted by the Ordinary Shareholders' Meeting of January 9, 2006.

Transactions carried out between January 9, 2006 and March 15, 2007, by purpose

	For allocation on exercise of rights attached to OCEANE bonds	For allocation on exercise of stock options, to members of an employee stock ownership plan or to beneficiaries of stock grants	For holding and subsequent delivery in payment or exchange for securities in connection with external growth transactions[1]	For cancellation	To maintain a liquid market under a liquidity contract	Total
Number of shares at January 9, 2006		**978,731**	**550,000**	**-**	**-**	**1,528,731**
Shares purchased						
Number of shares	-	-	-	10,657,188	-	10,657,188
Average purchase price (€)	-	-	-	46.92	-	46.92
Utilization						
Number of shares	978,731	-	-	10,657,188	-	11,635,919
Reallocation for other purposes						
Number of shares	-	-	-	-	-	-
Number of shares at March 15, 2007	**-**	**-**	**550,000**	**-**	**-**	**550,000**

(1) Earmarked for possible remittance to Caisse des Dépôts et Consignations under the earn-out clause relating to the purchase of 1,500,000 Club Méditerranée shares.

Main characteristics of the share buyback program submitted for approval at the Ordinary Shareholders' Meeting of May 14, 2007

Main characteristics of the share buyback program submitted for approval at the Ordinary Shareholders' Meeting of May 14, 2007

- **Shares concerned:** Accor – ISIN Code FR0000120404. The Accor share is listed on the Eurolist market of Euronext Paris (Compartment A);
- **Number of shares and percentage capital held by the Company:** Accor holds a total of 550,000 shares in treasury, representing 0.3% of the Company's capital at March 15, 2007;
- **Purpose for which treasury shares are held:** The 550,000 shares held in treasury are earmarked for possible remittance to Caisse des Dépôts et Consignations under the earn-out clause relating to the purchase of 1,500,000 Club Méditerranée shares;
- **Maximum percentage capital that may be purchased by the Company:** 9.7%;
- **Maximum number of Accor shares that may be purchased by the Company:** 20,650,000;
- **Maximum per-share purchase price:** €100;
- **Purposes of the share buyback program:**

– to purchase shares for cancellation in connection with a capital reduction to be determined or authorized by the shareholders in Extraordinary Meeting,

– to purchase shares for allocation upon exercise of stock options granted under plans governed by Articles L.225-177 *et seq.* of the Commercial Code, or to members of an employee stock ownership plan governed by Articles L.443-1 *et seq.* of the Labor Code or to recipients of stock grants made under plans governed by Articles L.225-197-1 *et seq.* of the Commercial Code,

– to purchase shares for allocation on the conversion, redemption, exchange or exercise of share equivalents,

– to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions. The number of shares acquired for delivery in connection with a merger, demerger or asset contribution may not exceed 5% of the Company's capital,

– to be used under a liquidity contract that complies with the code of ethics recognized by the *Autorité des Marchés Financiers*;

- **Duration of the program:** If approved by the Ordinary Shareholders' Meeting, this program will be valid for an 18-month period from May 14, 2007 through November 14, 2008.

Summary of Accor share transactions carried out by the Company

Pursuant to Instruction 2005-06 issued by the French securities regulator (AMF) on February 22, 2005, the table below provides a summary of the transactions carried out by the Company in relation to Accor shares between January 10, 2006 and March 15, 2007:

- Percentage of capital held by the Company directly and indirectly: 0.3% at March 15, 2007;
- Number of shares canceled during the last 24 months: 10,657,188;
- Number of shares held in treasury: 550,000 at March 15, 2007;
- Carrying amount of treasury shares: €22,734,859 at March 15, 2007;
- Market value of treasury shares: €37,053,500 at March 15, 2007.

	Cumulative transactions			Open positions at March 15, 2007			
	Purchases	Sales	Transfers[1]	Open buy positions		Open sell positions	
Number of shares	10,657,188	-	978,731	Purchased calls	Forward purchases	Written calls	Forward sales
Average maximum maturity	-	-	-	-	-	-	-
Average transaction price (€)	46.92	-	-	-	-	-	-
Average exercise price (€)	-	-	40.25	-	-	-	-
Amounts (€)	500,000,021	-	39,394,517	-	-	-	-

(1) Conversion of OCEANE 2003-2008 bonds into 978,703 existing shares at an exercise price of €40.25 and conversion of OCEANE 2002-2007 bonds into 28 existing shares at an exercise price of €61.47.

Persons Responsible for the Registration Document, the Audit of the Accounts, and Documents Available to the Public

PERSONS RESPONSIBLE FOR THE REGISTRATION DOCUMENT AND FOR THE AUDIT OF THE ACCOUNTS

Person responsible for the Registration Document

Gilles C. Pélisson

Director and Chief Executive Officer

Statement by the person responsible for the Registration Document

I hereby declare that having taken all reasonable care to ensure that such is the case, the information contained in this Registration Document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I obtained a statement from the Auditors at the end of their engagement affirming that they have read the whole of the Registration Document and examined the information about the financial position and the accounts contained therein.

Gilles C. Pélisson

Persons responsible for information

Éliane Rouyer

Senior Vice President, Investor Relations and Financial Communications

Tel.: +33 (0)1 45 38 86 26

Jacques Stern

Member of the Executive Committee – Chief Financial Officer, in charge of Purchasing and Information Technology Systems

Tel.: +33 (0)1 45 38 86 36

Pierre Todorov

Member of the Executive Committee – Corporate Secretary and Secretary of the Board of Directors

Tel.: +33 (0)1 45 38 87 33

Auditors

Statutory Auditors

Ernst & Young et Autres

Member of the Ernst & Young network

Christian Chochon

41, rue Ybry, 92200 Neuilly-sur-Seine, France

Date of first appointment: June 16, 1995.

Re-appointed for six years by the May 29, 2001 Annual Shareholders' Meeting.

At the Annual Shareholders' Meeting to be held on May 14, 2007, shareholders will be asked to re-appoint Ernst & Young et Autres for a further six-year term expiring at the close of the Annual Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2012.

Deloitte & Associés

Alain Pons

David Dupont Noel

185, avenue Charles De Gaulle, BP 136,

92203 Neuilly-sur-Seine Cedex, France

Date of first appointment: June 16, 1995.

Re-appointed for six years by the May 29, 2001 Annual Shareholders' Meeting.

At the Annual Shareholders' Meeting to be held on May 14, 2007, shareholders will be asked to re-appoint Deloitte & Associés for a further six-year term expiring at the close of the Annual Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2012.

Alternate Auditors

Christian Chiarasini

41, rue Ybry

92576 Neuilly-sur-Seine, France

Appointed for six years by the May 29, 2001 Annual Shareholders' Meeting.

Christian Chiarasini's term of office as Alternate Auditor expires at the close of the Annual Shareholders' Meeting to be held on May 14, 2007. At that Meeting, shareholders will be asked to appoint Auditex, domiciled at 11 Allée de l'Arche, Faubourg de l'Arche, 92400 Courbevoie, France, as his replacement, for a six-year term expiring at the close of the Annual Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2012.

BEAS

7, Villa Houssay

92200 Neuilly-sur-Seine, France

Appointed for six years by the May 29, 2001 Annual Shareholders' Meeting.

At the Annual Shareholders' Meeting to be held on May 14, 2007, shareholders will be asked to re-appoint BEAS for a further six-year term expiring at the close of the Annual Shareholders' Meeting to be called to approve the financial statements for the year ending December 31, 2012.

FEES PAID TO THE AUDITORS

Fees paid to the Auditors and members of their networks break down as follows:

	Deloitte				Ernst & Young			
	2006		2005		2006		2005	
(in € millions)	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
Audit services								
Statutory and contractual audits								
France - Issuer	1.0	11%	1.3	14%	0.3	11%	0.3	11%
France - Subsidiaries	0.8	9%	1.1	11%	2.2	79%	2.3	85%
Outside France - Subsidiaries	5.3	60%	5.5	57%	0.0	0%	0.0	0%
Audit-related services								
France - Issuer	0.3	3%	0.1	1%	0.1	4%	0.1	4%
France - Subsidiaries	0.0	0%	0.1	1%	0.0	0%	0.0	0%
Outside France - Subsidiaries	1.2	13%	1.0	10%	0.1	4%	0.0	0%
SUB-TOTAL	**8.6**	**97%**	**9.1**	**94%**	**2.7**	**96%**	**2.7**	**100%**
Other services								
Legal and tax advice								
France	0.0	0%	0.0	0%	0.0	0%	0.0	0%
Outside France	0.3	3%	0.5	6%	0.1	4%	0.0	0%
Other								
France	0.0	0%	0.0	0%	0.0	0%	0.0	0%
Outside France	0.0	0%	0.0	0%	0.0	0%	0.0	0%
SUB-TOTAL	**0.3**	**3%**	**0.5**	**6%**	**0.1**	**4%**	**0.0**	**0%**
TOTAL	**8.9**	**100%**	**9.6**	**100%**	**2.8**	**100%**	**2.7**	**100%**

INVESTOR RELATIONS AND DOCUMENTS AVAILABLE TO THE PUBLIC

Accor's investor relations process is designed to provide increasingly transparent information. Institutional and individual investors, employees, customers, and partners can find everything they need to form an opinion about the quality of Accor's fundamentals.

Accor continually strives to promote shareholder involvement, including through organizing Meetings and publishing documentation. In addition to our annual and interim results presentations, we regularly keep both private and institutional shareholders informed of the Group's developments in the most pro-active way possible. We tailor our information to the specific needs of different types of shareholders and financial analysts while constantly complying with the principle of fair access to information.

Meetings with investors

In 2006, Meetings were held with nearly 580 representatives from 353 financial institutions and 31 roadshows were organized in Europe, the United States and Asia.

Hotel visits were also organized so that investors could talk with line managers and gain a better understanding of our management practices and processes. Accor also took part in three international conferences during the year.

On June 22, 2006, Accor organized an institutional investors' day to present its Services business, which was attended by 70 French and international investors.

As in previous years, opportunities were taken to meet with private shareholders, via three events held in Marseille, Bordeaux and Nantes that were attended by a total of more than 800 shareholders. A Meeting was also held in Paris at the annual *Actionaria* investors fair, which attracted more than 300 people. Accor's booth welcomed more than 2,000 visitors during the two-day event, a new record. In addition, the Annual Shareholders' Meeting once again offered an excellent venue for exchanging views and opinions.

Also in 2006, employee shareholders—who are kept informed throughout the year through in-house publications and the corporate intranet—were invited to attend live broadcasts of the Group's annual and interim results presentations to financial analysts.

The Accor Shareholders Club

Created in May 2000 for shareholders owning at least 50 bearer shares or one registered share, the Accor Shareholders Club had 7,300 members at December 31, 2006. In 2006, fifteen site visits were organized for members (compared with twelve in 2005), giving over 200 shareholders an opportunity to discover the Group in a more personalized way. A schedule for these visits is provided on a six-monthly basis in the Shareholders Club Newsletter. Beginning in 2007, members will also be invited to take part in working groups relating to Accor's shareholder relations process.

Members are regularly updated on Accor news, through the Letter to Shareholders and the Club Newsletter. They may also ask to receive all of the Group's other publications.

Club members also receive promotional offers concerning the Group's products.

Investor and shareholder publications

All of the Group's financial news and publications can be accessed at www.accor.com/finance – a database-like tool dedicated to financial communications. The site carried carries live and deferred webcasts of results presentations and of the Annual Shareholders' Meeting, as well as audio retransmissions of conference calls held in conjunction with quarterly revenue releases. The Accor share price can be tracked in real time and there is a specific area for private shareholders and members of the Shareholders Club.

A wide array of documents, whose information exceeds regulatory requirements, is available upon request or can be viewed on the Accor financial communications website at www.accor.com/finance. These documents, which have been available in electronic form since 1997, include:

- The Annual Report and the Registration Document filed with the *Autorité des Marchés Financiers* (AMF), France's securities regulator;
- The corporate brochure describing the Group and its values;
- The Letter to Shareholders, mailed twice a year to private shareholders owning at least 250 bearer shares and to all shareholders listed in the Company's share register, as well as to members of the Accor Shareholders Club. A special edition translated into eleven languages is sent to employee-shareholders once a year;
- Financial announcements published in the French press;
- Information memoranda filed with the AMF concerning corporate actions;
- The Shareholder Guide;
- Notices of Shareholder Meetings, sent systematically to registered shareholders as well as to members of the Shareholders Club on request;
- The Shareholders Club Newsletter, sent twice a year to the 7,300 Club members and the Club's practical guide, which is available on request.

Legal documents may also be consulted at the Company's headquarters at Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris, France and from May 2007 at Odyssey, 110 avenue de France, 75210 Paris Cedex 13

As from January 20, 2007, when the European Transparency Directive was transposed into French regulations, Accor will issue its regulatory filings through a professional disclosure service that complies with the criteria set out in the AMF's General Regulations. The filings will also be available on the corporate website.

Shareholder contact

Shareholders in France can call 0 811 01 02 03 (calls charged at local rate) at any time to obtain general information about the Group, the latest share price and practical guidelines for private shareholders. Operators are available to answer questions from 9:00 a.m. to 6:00 p.m. from Monday to Friday and messages may be left out of hours, which are answered as soon as possible.

Senior Vice President, Investor Relations and Financial Communications

Éliane Rouyer

Tour Maine Montparnasse

33, avenue du Maine

75755 Paris Cedex 15, France

From May 2007:

Odyssey, 110 avenue de France, 75210 Paris Cedex 13

Tel.: +33 (0)1 45 38 86 26

Fax: +33 (0)1 45 38 85 95

Shareholder hotline (France only): 0811 01 02 03 (local rate)

E-mail: comfi@accor.com

Éliane Rouyer, Senior Vice President, Investor Relations and Financial Communications, has been the President of CLIFF, the French Investor Relations Association, since 2004. Since 2005, she has also chaired the Observatoire de la Communication Financière, an investor relations think-tank.

INFORMATION INCORPORATED BY REFERENCE

In accordance with Article 28 of European Commission Regulation (EC) 809/2004, the Registration Document incorporates by reference the following information:

- The 2005 consolidated financial statements and the related Auditors' Reports contained in the Registration Document filed with the *Autorité des Marchés Financiers* on April 4, 2006 under number D. 06-208 (pages 111 to 191 and 110 and 202 respectively);
- The financial information contained in pages 37 to 45 of the 2005 Registration Document filed with the *Autorité des Marchés Financiers* on April 4, 2006 under no. D. 06-208;
- The 2004 consolidated financial statements and the related Auditors' Reports contained in the Registration Document filed with the *Autorité des Marchés Financiers* on April 4, 2005 under number D. 05-330 (pages 55 to 100 and 54, 102 and 114 respectively);
- The financial information contained in pages 16 to 23 of the 2004 Registration Document filed with the *Autorité des Marchés Financiers* on April 4, 2005 under no. D. 05-330.

The sections of these documents not incorporated by reference are not relevant to investors or else covered in another section of the Registration Document.

REGULATORY FILINGS

The following information was published or made available to the public by Accor during the last twelve months (April 1, 2006 through March 31, 2007), in accordance with Article L451-1-1 of the French Monetary and Financial Code and Article 222-7 of the General Regulations of the *Autorité des Marchés Financiers*:

- 2005 Registration Document* filed with the *Autorité des Marchés Financiers* on April 4, 2006 under number D.06- 208.
- Second notice of meeting for the Combined Ordinary and Extraordinary Shareholders' Meeting to be held on May 10, 2006, published in the French legal gazette (*Bulletin des annonces légales obligatoires)* on April 10, 2006.
- Press release dated April 26, 2006 on first quarter 2006 revenue*.
- Press release relating to the sale of Accor's interest in Carlson Wagonlit Travel* dated April 27, 2006.
- 2005 consolidated and parent company financial statements* published in the *Bulletin des annonces légales obligatoires* on June 9, 2006.
- First-quarter 2006 revenue* published in the *Bulletin des annonces légales obligatoires* on May 8, 2006.
- Press release dated May 10, 2006 announcing a €500 million share buyback program.*
- Notice relating to voting rights published in the *Bulletin des annonces légales obligatoires* on May 26, 2006.
- Weekly disclosures of treasury share transactions* dated May 18, 2006, May 24, 2006 and May 31, 2006.
- Press release dated June 9, 2006 relating to the sale of the bulk of Accor's interest in Club Méditerranée*.
- Final consolidated and parent company financial statements for 2005*, Auditors' Report and appropriation of profit published in the *Bulletin des annonces légales obligatoires* on June 21, 2006.
- Press release concerning the Services business* dated June 22, 2006.
- Weekly disclosures of treasury share transactions* dated June 13, 2006, June 15, 2006, June 23, 2006 and June 29, 2006.
- Press release dated July 20, 2006 on second-quarter 2006 revenue*.
- Second-quarter 2006 revenue* published in the *Bulletin des annonces légales obligatoires* on July 28, 2006.
- Weekly disclosures of treasury share transactions* dated July 6, 2006 and July 27, 2006.
- Notice further to the minutes of the Board of Directors Meeting of July 5, 2006 published in the *Bulletin des annonces légales obligatoires* on August 2, 2006.
- Press release relating to the completion of the sale of Accor's interest in Carlson Wagonlit Travel* dated August 9, 2006.
- Notice relating to voting rights published in the *Bulletin des annonces légales obligatoires* on August 18, 2006.
- Weekly disclosures of treasury share transactions* dated August 3, 2006, August 10, 2006, August 17, 2006 and August 24, 2006.

* *Information available on the Company's website at www.accor.com/finance.*

- Press release dated September 6, 2006 on the 2006 interim consolidated financial statements*.
- Weekly disclosures of treasury share transactions* dated September 14, 2006 and September 21, 2006.
- 2006 interim consolidated financial statements* published in the *Bulletin des annonces légales obligatoires* on October 18, 2006.
- Press release dated October 19, 2006 on third-quarter 2006 revenue*.
- Weekly disclosures of treasury share transactions* dated October 9, 2006 and October 30, 2006.
- Disclosures of number of shares and voting rights held* dated October 31, 2006.
- Third-quarter 2006 revenue* published in the *Bulletin des annonces légales obligatoires* on November 3, 2006.
- Press release dated November 27, 2006 concerning the Group's expansion in India*.
- Disclosures of number of shares and voting rights held* dated November 30, 2006.
- Press release dated December 4, 2006 concerning the Group becoming the sole shareholder of Ticket Serviços in Brazil*.
- Weekly disclosures of treasury share transactions* dated December 7, 2006, December 14, 2006 and December 20, 2006.
- Disclosures of number of shares and voting rights held* dated December 29, 2006.
- Press release dated January 8, 2007 concerning the sale of Sofitel properties in New York and Philadelphia*.
- Press release dated January 14, 2004 concerning Accor's acquisition of control of 52 Dorint hotels in Germany*.
- Press release dated January 17, 2007 on 2006 full-year revenue*.
- 2006 full-year revenue* published in the *Bulletin des annonces légales obligatoires* on January 26, 2007.
- Weekly disclosure of treasury share transactions* dated January 8, 2007.
- Press release dated January 23, 2007 concerning Accor's acquisition of Autocupón's gasoline cards business*.
- Disclosures of number of shares and voting rights held* dated January 31, 2007.
- Press release dated February 2, 2007 relating to the sale of Go Voyages*.
- Press release dated February 2, 2007 concerning the partnership formed between Accor and Pierre & Vacances to develop a European network of apartment hotels*.
- Press release dated February 12, 2007 concerning the sale of 30 hotel properties in the United Kingdom*.
- Disclosures of number of shares and voting rights held* dated February 28, 2007.
- Press release dated March 5, 2007 concerning the sale of 91 hotel properties in Germany and the Netherlands*.
- Press release dated March 6, 2007 concerning the acquisition of Kadéos*.
- Press release dated March 7, 2007 on the 2006 consolidated financial statements*.
- Press release dated March 19, 2007 concerning Mercure Development in the United Kingdom and Asia-Pacific*.
- Press release dated March 29, 2007 concerning the capital increase reserved for members of the Accor Group Company savings plan.*

* *Information available on the Company's website at www.accor.com/finance.*

Cross-Reference Table

The table below provides cross references between the pages in the Registration Document and the key information required under European Commission Regulation (EC) no. 809/2004 implementing EC Directive 2003/71/EC of the European Parliament and of the Council.

Photos : Getty images

Graphic creation and design: Labrador

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